Form 20-F
period 2024-12-31
COCA COLA FEMSA SAB DE CV
filed 2025-04-10
CIK 910631

As filed with the Securities and Exchange Commission on April 9, 2025.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
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
(52-55) 1519-5000
kofmxinves@kof.com
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
The number of outstanding shares of each class of capital or common stock as of December 31, 2024 was:

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

☐ Yes    ☒ No

- i -

Item 18.	Financial Statements	104
Item 19.	Exhibits	104
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
“Central America South” refers to Nicaragua, Costa Rica and Panama.
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
References to “IFRS” in this annual report refer to International Financial Reporting Standards (Accounting Standards), as issued by the International Accounting Standards Board, unless otherwise stated.

Currency Translations and Estimates
This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 20.8557 to US$1.00, the exchange rate for Mexican pesos on December 31, 2024, according to the U.S. Federal Reserve Board. On April 4, 2025, this exchange rate was 20.4910 to US$1.00.
To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Figures in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.
Sources
Certain information contained in this annual report has been computed based upon statistics prepared by the local entities such as the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía, or INEGI) and agencies in each country where we operate, the Federal Reserve Bank of New York, the U.S. Federal Reserve Board, the Mexican Central Bank (Banco de México), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the “CNBV”), and upon our estimates.
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
•our ability to implement our business strategy and our ability to finance capital expenditures, including our ability to successfully integrate mergers and acquisitions we have completed in recent years;
•availability of and access to technology and other inputs necessary to implement our strategy and meet our goals;
•economic, political or geopolitical conditions, including the effects of changing administrations, new domestic and foreign policies, volatility in international relations and shifting dynamics in the global economic or geopolitical landscape;

•changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new taxes, environmental, health, labor, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments;

•adverse weather, natural disasters and the effects of climate change; and
•health epidemics, pandemics and similar outbreaks, including future outbreak of diseases, or the spread of existing diseases, and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally.

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
Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
We prepared our consolidated financial statements included in this annual report in accordance with IFRS.
This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated income statements, comprehensive income, changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022.
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
In the case of Argentina, the economy meets the criteria to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2024 exceeded 100.0%, according to available indexes in the country. We recognized inflationary effects of our Argentine operations in our financial information. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2024, 2023 and 2022 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2024 and does not give effect to any transaction subsequent to that date.

Dividends and Dividend Policy
The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares (“ADSs”), on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared (1)	Date Dividend Paid or To Be Paid	Mexican Pesos per Unit (Nominal) (2)	U.S. Dollars per Unit (3)
2020	May 4, 2021	2.520(4)	0.124
	November 3, 2021	2.520(4)	0.121
2021	May 3, 2022	2.715(5)	0.133
	November 3, 2022	2.715 (5)	0.138
2022	May 3, 2023	2.900 (6)	0.162
	November 3, 2023	2.900 (6)	0.167
2023	April 16, 2024	1.520(7)	0.089
	July 16, 2024	1.520(7)	0.086
	October 15, 2024	1.520(7)	0.078
	December 9, 2024	1.520(7)	0.075
2024	April 23, 2025	1.84 (8)	— (9)
	July 16, 2025	1.84 (8)	— (9)
	October 15, 2025	1.84 (8)	— (9)
	December 9, 2025	1.84 (8)	— (9)

(1)    The dividends declared for each fiscal year were divided into two or four payments, as noted.
(2)    Based on the number of shares outstanding at the time the dividend is paid.
(3)    Expressed in U.S. dollars using the applicable exchange rate when the dividend was paid.
(4)    Dividend declared per unit. The dividend was Ps. 0.6300 per share, or the amount of the dividend declared divided by eight.
(5)    Dividend declared per unit. The dividend was Ps. 0.6787 per share, or the amount of the dividend declared divided by eight.
(6) Dividend declared per unit. The dividend was Ps. 0.7250 per share, or the amount of the dividend declared divided by eight.
(7) Dividend declared per unit. The dividend was Ps. 0.7600 per share, or the amount of the dividend declared divided by eight.
(8) Dividend declared per unit. The dividend was Ps. 0.9200 per share, or the amount of the dividend declared divided by eight.
(9) Because the dividend declared for the fiscal year 2024 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

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

Risk Factors
Risks Related to Our Company
Risks related to our relationship with our major shareholders.

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
The Coca-Cola Company has substantial influence on the conduct of our business and Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”), has control over our company. As of the date of this report, The Coca-Cola Company indirectly owned 27.8% of our outstanding capital stock, representing 32.9% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint up to five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of the date of this report, FEMSA indirectly owned 47.2% of our outstanding capital stock, representing 56.0% of our capital stock with full voting rights. FEMSA is entitled to appoint up to 13 of our maximum of 21 directors and all of our senior management. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our other shareholders, which may result in us taking actions contrary to the interests of such other shareholders.
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

The beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where we operate. These include increases in tax rates or the imposition of new taxes on the sale of certain beverages and other regulatory measures, such as restrictions on advertising for some of our products and additional regulations concerning the labeling or sale of our products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar, artificial sweeteners, High Fructose Corn Syrup, or HFCS, and genetically modified foods.
In addition, concerns over the actual or perceived environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures, our failure to meet consumers’ preferences, changes in consumption patterns, including as a result of the effects or perceived effects of the use of weight-loss drugs, or our inability to successfully introduce new products or digitize our operations and processes, could reduce demand for some of our products, which would adversely affect our business, financial condition and results of operations. See “Item 4. Information on the Company—The Company—Business Strategy.”

Product safety and quality concerns could negatively affect our business.

The success of our business depends in large part on our ability to maintain consumer confidence in the safety and quality of all of our products. We have rigorous product safety and quality standards, which we expect our operations to meet. However, if we fail to meet these standards, particularly as we expand our product offerings our business could be negatively affected. In the future, we may need to recall products if they become contaminated or adulterated by any means or if they are mislabeled. A widespread product recall could result in significant losses due to recall costs, product inventory destruction and lost sales due to temporary product unavailability, which could also subject us to product liability claims and negative publicity, all of which could harm our business.

Competition could adversely affect our business, financial condition and results of operations.
The beverage industry in the territories where we operate is highly competitive. We face competition from other bottlers of sparkling beverages, such as Pepsi trademark products and other bottlers and distributors of local beverage brands, and from producers of low-cost beverages, commonly referred to as “B brands.” We also compete in beverage categories other than sparkling beverages, such as water, juice-based beverages, coffee, teas, milk, value-added dairy products, sports drinks, energy drinks, plant-based beverages, beer and other alcoholic beverages. We expect that we will continue to face strong competition in our beverage categories in all of our territories and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope.
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
Risks related to public health crises and weather and climatic conditions.

Pandemics and public health crises, may adversely affect our business, financial condition and results of operations.

The occurrence or resurgence of global or regional health crises and the related governmental, private sector and individual consumer responses, such as temporary closures and capacity restrictions at points of sale, including restaurants, cinemas and other venues, or disruptions in supply chains, could have an adverse impact on our business and financial results.

Weather conditions and natural disasters may adversely affect our business, financial condition and results of operations.
Lower or higher temperatures, higher rainfall, droughts and other adverse weather conditions such as hurricanes, natural disasters such as earthquakes and floods may negatively impact consumer patterns, which may result in reduced sales of our beverage offerings. Additionally, such adverse weather conditions and natural disasters may affect plant installed capacity, road infrastructure and points of sale in the territories where we operate and limit our ability to produce, sell and distribute our products, thus affecting our business, financial condition and results of operations.
Climate change and legal or regulatory responses thereto may have a long-term adverse impact on our business and results of operations.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases (“GHG”) in the atmosphere, is causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, corn, sugar beets, citrus and other fruits, coffee and tea, which are important ingredients for our products. This could also impact the food security of communities around the world. Climate change may also exacerbate extreme weather, resulting in water scarcity or flooding, and cause a further deterioration of water quality in affected regions, which could limit water availability for our bottling operations. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other GHG emissions on the environment, and/or may result in increased disclosure obligations. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our beverage products. The physical effects and transition costs of climate change, and legal, regulatory or market initiatives to address climate change, could have a long-term adverse impact on our business and results of operations.

We expect increasing levels of regulation, disclosure-related and otherwise, with respect to environmental, social and governance (“ESG”) matters in Mexico and other countries where we operate. On June 26, 2023, the IFRS Foundation’s International Sustainability Standards Board (“ISSB”) issued two sustainability standards, IFRS S1 and IFRS S2, requiring entities to disclose information about risks and opportunities related to sustainability and climate, respectively. In Mexico, the CNBV proposed significant modifications to domestic ESG-related regulations, particularly through amendments to the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, known as the Circular Única De Emisoras (“CUE”). The CUE now requires issuers to prepare a sustainability report in accordance with such ISSB standards. The CUE amendments became effective on January 29, 2025 and provide a phase-in period requiring issuers to adopt IFRS S1 and IFRS S2 starting with their 2026 filings for fiscal year 2025. While external auditor assurance will not be required for reports filed in 2026 for fiscal year 2025, limited external auditor assurance will be required for filings made in 2027 for fiscal year 2026, and reasonable external auditor assurance will be required for filings made in 2028 for fiscal year 2027.
Compliance with these new rules, or similar rules or requirements imposed in other countries where we operate, may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to in the past, and impose increased oversight obligations on our management and board of directors. We may also be subject to overlapping and potentially conflicting ESG disclosure requirements in multiple jurisdictions. Our ability to comply with ESG regulations may be affected by factors outside our control, including access to water supply and fluctuations in the cost and availability of raw materials. Additionally, many of our suppliers, business partners and others in our value chain may be subject to similar expectations, which may increase or create additional risks, including risks that may not be known to us. For these reasons, increased levels of ESG disclosure requirements could increase our operating costs and negatively impact our business and results of operations.

In addition, we have taken, and continue to take, actions to reduce our carbon footprint, such as increasing our use of recycled packaging materials, expanding our renewable energy usage, and participating in environmental and sustainability programs and initiatives across our value chain. If we fail to achieve, due to restrictions to access or short supply of energy from clean or renewable sources, technology or market conditions, or geopolitical developments, or if we improperly report on our progress toward achieving our emission reduction goals, or if we or The Coca-Cola Company, as a partner in certain of these efforts, discontinue our sustainability initiatives to reduce the carbon footprint, the resulting negative publicity could adversely affect consumer preference for our beverage products.

Our business is subject to evolving sustainability regulatory requirements and expectations, which exposes us to increased costs and legal and reputational risks.

We have established and publicly announced sustainability goals and aspirations, which are subject to continuous and periodic evaluations. These voluntary goals reflect our current plans and aspirations, but are not guarantees that we will be able to achieve them, and are subject to change. Our ability to achieve our sustainability goals and aspirations, and to accurately and transparently report our progress, presents numerous operational, financial, legal and other risks, and is dependent on the actions of our partners, suppliers and other third parties, some of which are outside of our control. Certain of our goals may also require collaboration with industry peers, local governments and civil society. If we are unable to meet our goals or evolving stakeholder expectations and industry standards, or if we are perceived to have not responded appropriately to the growing concern for sustainability issues, our reputation, and therefore our ability to sell products, could be negatively affected. In addition, in recent years, investor advocacy groups and certain institutional investors have placed increasing importance on sustainability. If, as a result of their assessment of our sustainability practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our company. At the same time, there also exists “anti-ESG” sentiment among certain stakeholders and government entities, which may result in scrutiny, reputational risk, lawsuits or market access restrictions from these parties regarding our sustainability policies, practices or initiatives.

Increasing focus on sustainability matters has resulted in, and is expected to continue to result in, evolving legal and regulatory requirements, including mandatory due diligence, disclosure and reporting requirements, as well as a variety of voluntary disclosure frameworks and standards. We have incurred, and are likely to continue to incur, increased costs in complying with such standards and regulations, particularly given a lack of consistency across such standards and regulations. In addition, our systems, processes and controls may not always comply with evolving standards and regulations for identifying, measuring and reporting sustainability metrics; our interpretation of reporting standards and regulations may differ from those of others; and such standards and regulations may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals. In addition, methodologies for reporting our data may be updated, and previously reported data may be adjusted, to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations (including from acquisitions and divestitures), and other changes in circumstances. Any failure or perceived failure, whether or not valid, to pursue or fulfill our sustainability goals and aspirations or to satisfy various sustainability reporting standards or regulatory requirements within the timelines we announce, or at all, could increase the risk of litigation or result in regulatory enforcement actions.

Risks related to cybersecurity, our information systems, data privacy and social media.

If we are unable to protect our information systems against service interruption, misappropriation of data or cybersecurity incidents, our operations could be disrupted, which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on networks, information systems, and other technology, or IT systems, including the Internet and third-party hosted platforms and services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing, collection of payments and storage of client, third-party and employee personal data. We also use IT systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, and legal and tax requirements. Because IT systems are critical to many of our operating activities, our business may be impacted by network or hardware failures or impairments, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by hackers or criminal groups (which may include deepfake or social engineering schemes, ransomware and other forms of malware, business email compromise, cyber extortion, denial of service, or attempts to exploit vulnerabilities or gain unauthorized access), or other events. Cybercriminals have increasingly demonstrated advanced capabilities, such as use of zero-day vulnerabilities, generative artificial intelligence (AI) and emerging technologies. Cybersecurity incidents could result in the unauthorized disclosure of confidential information, regulated individual personal data or delays in reporting our financial results, and we may lose revenue and profits as a result of our inability to timely produce or distribute our products. Any severe damage, disruption or shutdown in our IT systems could adversely affect our business, financial condition and results of operations.

Our IT systems may be target of attacks. Although the cybersecurity incidents that we have experienced to date have not had a material effect on our business, financial condition or results of operations, such cybersecurity incidents could have a material adverse effect on us in the future. In order to address risks to our IT systems, we invest in specialized personnel, technologies, controls, cyber insurance and personnel training to prevent these possible impacts. As a means of preventing such impacts, we maintain a cyber risk management program overseen by the audit committee and our senior management. However, there is no assurance that the measures we implement will be sufficient to prevent such incidents.

There continues to be significant evolution and developments in the use of AI. While we have integrated some use of AI in our business, specifically Juntos+, our omnichannel commercial platform, and may integrate it further in the future, at this time we cannot fully determine the impact of such evolving technology to our industry or business.

If we fail to comply with privacy and data protection laws, we could be subject to adverse publicity, business disruption, data loss, government enforcement actions and/or private litigation, any of which could negatively affect our business and operating results.

In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), including employees, former employees, vendors, third-party personnel, customers and consumers with whom we interact. As a result, we are subject to a variety of continuously evolving and developing laws and regulations in numerous jurisdictions regarding privacy and data protection, which may include different standards and obligations or may be interpreted and applied differently from jurisdiction to jurisdiction and may create inconsistent or conflicting requirements. Our security controls over personal data and the policies, procedures and practices we have implemented or may implement in the future may not prevent the improper disclosure of personal data by us or the third-party service providers and vendors whose technology, systems and services we use in connection with the receipt, storage and transmission of personal data.
Our distributors, partners and suppliers have privacy and security controls and policies over personal data that may differ in scope and complexity from our policies, procedures and practices, and we may also experience secondary contractual, regulatory, financial and reputational harm as a result of improper disclosure of personal data. Unauthorized access to or improper disclosure of personal data in violation of privacy and data protection laws could harm our reputation, cause loss of consumer confidence, subject us to regulatory enforcement actions (including penalties, fines and investigations), and result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages and/or fines, all of which could negatively affect our business and operating results. New and increased laws and regulations in this area, including self-regulation and industry standards, increased enforcement activity, and changes in interpretation of laws and regulations, could increase our cost of compliance and operation or otherwise harm our business.

Negative publicity, inaccurate information and ideological activism could adversely affect our reputation.

Negative or inaccurate information concerning or affecting us or the Coca-Cola trademarks may be disseminated at any time on social media, similar forms of Internet-based communications and other media platforms. Such information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on our business, financial condition and results of operations. Similarly, sponsorship relationships and associations with influencers could subject us to negative publicity as a result of controversies, ideas, actual or alleged misconduct or actions by individuals, hosts or entities associated with organizations we sponsor or support. Likewise, campaigns by activists or others connecting us or our supply chain with certain issues, whether actual or perceived, could adversely impact our corporate image and reputation.

Our management identified material weaknesses in our IT general controls (ITGCs) over financial accounting and payroll systems

Our management has identified material weaknesses related to ineffective ITGCs over systems that support our financial accounting and the payroll managed by an affiliate. Due to such material weaknesses relating to certain internal accounting system, our management has concluded that our internal control over financial accounting and payroll systems were not effective as of December 31, 2024. Despite the identified material weaknesses, no material errors were identified in our consolidated financial statements, including payroll, as of December 31, 2024. For additional information, please refer to ‘Item 15(b). Disclosure Controls and Procedures—Annual Report of Management on Internal Control Over Financial Reporting.

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
We obtain the vast majority of the water used in our production pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply, and from municipal utility companies. Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply.” Climate change is causing a rise in temperatures in diverse territories and, as a result, is exacerbating water scarcity and droughts. In some of our territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes. Pressure to reduce our water use based on social perceptions of water scarcity, founded or unfounded, may also affect our ability to meet our water supply needs.

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

Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global supply of virgin and recycled PET resin. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect our average price for PET resin in local currencies. In addition, international sugar prices have been volatile due to various factors, including shifting demand, availability, climate change and other issues affecting production and distribution. In all of the countries where we operate, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause us to purchase sugar above international market prices. See “Item 4. Information on the Company—The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future or that we will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our business, financial condition and results of operations.
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
Our bottling operations operate large fleets of trucks and other motor vehicles to distribute and deliver beverage products to our business partners, clients and customers. In addition, we use a significant amount of electricity, natural gas and other energy sources to operate our bottling plants and distribution facilities. An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where we operate, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce GHG emissions to address climate change, could increase our operating costs and negatively impact our business and results of operations. Changes in government regulations in the countries where we operate, including reforms related to transmission, distribution and other costs, could lead to a substantial increase in our electricity cost. See “Item 4. Information on the Company—Regulation—Other Regulations.”
Risks related to regulatory developments, taxes and legal proceedings.
Regulatory developments may adversely affect our business, financial condition and results of operations.
The principal areas in which we are subject to laws and regulations include anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, criminal, taxation, health and antitrust. See “Item 4. Information on the Company—Regulation.” In addition, we are also subject to laws and regulations in connection with the sale and distribution of our products including beer and other alcoholic beverages. Changes in existing laws and regulations, the adoption of new laws or regulations, restrictions on the use of certain ingredients or packaging, or a stricter interpretation or enforcement thereof in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations. We currently offer non-returnable and returnable containers across our territories, among other product presentations. Certain legislative and regulatory reforms have been proposed in some of the territories where we operate to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future. See “Item 4. Information on the Company—Regulation—Other Regulations.” Consumers’ increased concerns and changing habits about the solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of our territories, they could affect our costs or require changes in our distribution model and packaging, which could reduce our net operating revenues and profitability.

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

We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities with respect to anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, criminal, taxation, health and antitrust. In addition, on February 20, 2025, the U.S. government designated certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”), several of which are known to be present in jurisdictions where we operate. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increase the risk of potential criminal and civil liability against such entities or individuals. We maintain a Global Integrity Compliance Program that is supervised by our senior management, and employ a Legal Compliance Officer in each country where we operate. Reports on such compliance program are presented to our senior management and the audit committee of our board of directors on a quarterly and semi-annual basis, respectively. Despite our internal governance and compliance processes, including due diligence processes of third parties, we may be subject to breaches by our employees, contractors or other agents of our code of ethics, anti-corruption and anti-money laundering policies, other internal policies, or applicable laws or regulations, including instances of fraudulent behavior, corrupt practices, improper payments and dishonesty by any of them.

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
We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2024, 75.1% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition and results of operations.

Some of the countries where we operate are influenced by the U.S. economy. Deterioration in economic conditions in the U.S. economy may affect these economies. In particular, economic conditions in Mexico have been historically correlated with economic conditions in the United States partially as a result of the North American Free Trade Agreement, and, in recent years, the U.S.-Mexico-Canada Agreement (the “USMCA”), which came into force on July 1, 2020. A renegotiation of the USMCA, which will occur by the mandatory review deadline of July 2026, if not sooner, or other related events, could have an adverse effect on the Mexican economy. Any adverse event affecting the relationship between any of the countries where we operate and the United States, including changes or the termination of any free trade agreement, may have a significant adverse effect on the economy of such countries.
The imposition of increased import tariffs by the new U.S. presidential administration on countries including Mexico, Canada and China, as well as possible retaliatory tariffs on imports from the United States, could have a general impact on international trade, currency volatility and the global economy, and may lead to adverse economic conditions in Mexico and other countries in which we operate. Further, although we have no sales in the United States, increased, or perceptions of increased, economic protectionism in the United States could lead to lower levels of trade, investment and economic growth, which may influence U.S.-Mexico relations and the global geopolitical environment, and, in turn, have a negative impact on the Mexican economy and, therefore, on our business, financial condition and results of operations.
Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower pricing of our products in real terms or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, and calculated by weighting each year’s outstanding debt balance mix, constituted approximately 28.6% of our total debt as of December 31, 2024), which would have an adverse effect on our financial position. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
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
In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries such as the U.S., may have an adverse effect on our business, results of operations and financial condition. Furthermore, national presidential, state or municipal government, and/or legislative elections took place in 2024 or are scheduled to take place in 2025 in several of the countries where we operate, including Argentina, Panama, Mexico and Uruguay. These countries are or may be facing changes of government, which could introduce potential risks associated with shifts in political leadership and changes in public policies.

Uncertainty surrounding new administrations’ agenda, regulatory reforms and economic policies could impact our operations and financial performance. Recent constitutional, legal and regulatory reforms in Mexico, particularly those affecting regulatory frameworks and public and judicial entities, could introduce significant changes or uncertainties that may impact our operations. Such reforms may affect our ability to conduct business, seek judicial review, alter regulatory compliance requirements or create additional costs or operational risks, particularly in sectors subject to government oversight. In September 2024, a constitutional reform overhauling the judicial system in Mexico became effective, pursuant to which all federal judges, magistrates, ministers and justices will be elected by popular vote, with the first election of federal judges expected to take place on June 1, 2025, and introducing a new judiciary tribunal with ability to supervise and sanction judges. Additionally, in December 2024, an organic simplification reform became effective, establishing the creation of new regulatory authorities, including, among others, an authority that will replace the Federal Antitrust Commission (Comisión Federal de Competencia Económica), and the Mexican National Energy Commission (Comisión Nacional de Energia) that will replace the CRE. Such reforms may affect our ability to conduct business, alter regulatory compliance requirements, or create additional costs or operational risks, particularly in sectors subject to government oversight.

In November 2024, elections took place in the United States. The new U.S. administration has implemented certain policies that may lead to economic slowdown, supply chain constraints, currency volatility and additional inflation, potentially increasing our operational costs and affecting demand for our products. However, there can be no assurance as to the impact these measures or any others adopted by the U.S. government and other governments will have on our business, financial condition and results of operations.

We cannot assure you that political or social developments in the countries where we operate or elsewhere, over which we have no control, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of such rise in violence, and shifts in geopolitical relations, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition and results of operations.

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
Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares, treasury stock or mergers, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. By law, we may not allow holders of our units or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the U.S. Securities and Exchange Commission (“SEC”), with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our units and ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

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

Item 4.    Information on the Company
The Company
Overview
We are leaders in the beverage market in most of the countries where we operate, being the largest franchise bottler of Coca-Cola trademark products in the world by sales volume, based on publicly available filings and information of our main competitors. In 2024, our sales volume represented approximately 12.5% of the total sales volume of the Coca-Cola system in the world. We produce and distribute Coca-Cola trademark beverages, offering a wide portfolio of brands to approximately 276 million consumers each day. With more than 93,000 employees, we market and sell approximately 4.2 billion unit cases per year through approximately 2.2 million points of sale. We operate 56 bottling plants and 256 distribution centers. We are committed to generating economic, social and environmental value for all our stakeholders throughout the value chain. We are members of various sustainability indexes, including the Dow Jones Sustainability MILA Pacific Alliance Index and FTSE4Good Emerging Index.

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
The following is an overview of our operations by reporting segment in 2024.

Operations by Reporting Segment—Overview Year Ended December 31, 2024
	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America (1)	Ps. 166,996	59.7%	Ps. 80,782	62.8%
South America (2)	112,797	40.3%	47,954	37.2%
Consolidated	279,793	100.0%	128,736	100.0%

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
Corporate History

We are a subsidiary of FEMSA, a company that participates in the retail industry through the following divisions: (i) the Proximity Americas Division, operating the OXXO small-format store chain in Latin America and the United States, (ii) the Proximity Europe Division, a small-format retail and foodvenience chains in Europe operated by Valora, (iii) the Fuel Division, operating OXXO Gas chain of retail service stations, and (iv) the Health Division, which includes pharmacy services locations and related operations. FEMSA participates in the beverage industry through us. FEMSA also participates in the financial services industry through Spin (formerly known as Digital@FEMSA), which seeks to build innovative digital solutions to address the financial needs of its customers and business partners; in addition, they are developing and growing digitally-enabled loyalty initiatives leveraged on strategic partnership and its businesses. Additionally, FEMSA participates in other non-core businesses, including its logistics and distribution business, which currently is classified by FEMSA as assets held for sale and discontinued operations.

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
In March 2011, we acquired together with The Coca-Cola Company, Industrias Lácteas, S.A. (also known as Estrella Azul), a Panamanian conglomerate that participated in the dairy and juice-based beverage categories in Panama, which we subsequently sold to Panama Dairy Ventures Ltd. in September 2020.
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

i.Grow the core. We see more runway to grow our core business by a focus on capturing growth opportunities for the Coca-Cola portfolio across markets and channels; accelerating the growth of Coca-Cola Zero Sugar across our territories; developing growth opportunities in low per-capita markets; and accelerating growth of profitable non-carbonated beverage categories.

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

vi.Foster a sustainable future. By integrating a robust governance framework with social development and environmental stewardship, we create lasting value for our business, people, and communities across our value chain. Our view on sustainable development is a comprehensive part of our business strategy.

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

Our Territories

The following map shows our territories, giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2024:

Our Products

We produce, market, sell and distribute mainly The Coca-Cola Company trademark beverage portfolio. These include sparkling beverages (colas and flavored sparkling beverages), waters and other non-carbonated beverages (including tea, sports drinks, energy drinks, fruit-based beverages, juice, coffee, milk, value-added dairy, plant-based drinks) and certain alcoholic ready-to-drink beverages, such as Topo Chico hard seltzer.

In addition, through certain distribution agreements, we distribute and sell certain consumer products and alcoholic beverages in most of our territories, including Monster products in all the countries where we operate, Heineken-owned brand beer products in certain markets, and Estrella Galicia and Therezópolis beer products, Campari alcoholic beverages, and Perfetti confectionary and chewing gum in our Brazilian territories. This multicategory strategy aims to enhance our value proposition for retailers and consumers in the market, leveraging a curated portfolio that allows us to increase sales of our core portfolio and complement our reach, and generating network effects that further strengthen our platform.

The following table sets forth the trademarks of the main products we distributed in 2024:

Colas:
Coca-Cola
Coca-Cola Zero Sugar
Coca-Cola Light

Flavored Sparkling Beverages:
Crush	Kuat	Schweppes	Escuis
Fanta	Mundet	Sprite	Kist
Fresca	Quatro	Yoli

Still Beverages:
AdeS	Fury	Leão	Fresh
Cepita	Fuze Tea	Monster	Santa Clara
Del Valle	Hi-C	Powerade	Valle Frut

Water:
Alpina	Brisa	Dasani	Smartwater
Aquarius	Ciel	Manantial	Topo Chico
Bonaqua	Crystal	Kin	Vitale

Packaging
We produce, market, sell and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist primarily of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of PET resin. We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 192-milliliter personal size to a 20-liter bulk serving size. For all of our products excluding water, we consider a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain.
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
Sales Volume and Transactions Overview

We measure total sales volume in terms of unit cases and number of transactions. A “unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. “Transactions” refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 ounce serving.
Except when specifically indicated, “sales volume” in this annual report refers to sales volume in terms of unit cases.
Our most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 60.7%, 60.2%, and 61.2% of our total sales volume in 2024, 2023 and 2022, respectively.

The following table illustrates our historical sales volume and number of transactions for each of our operations and our reporting segments for 2024 as compared to 2023.

	Sales Volume		Transactions
	2024	2023	2024	2023
	(Millions of unit cases or millions of single units)
Mexico	2,124.3	2,052.9	10,131.9	9,729.0
Guatemala	192.8	174.2	1,459.5	1,328.6
Central America South (1)	177.0	167.7	1,335.2	1,287.3
Mexico & Central America	2,494.1	2,394.8	12,926.6	12,344.9
Growth	4.1%	9.4%	4.7%	6.1%
Colombia	352.3	347.6	2,592.8	2,656.5
Brazil (2)	1,159.3	1,075.1	8,286.2	7,523.9
Argentina	168.3	178.7	877.4	974.4
Uruguay	50.7	51.7	246.2	243.6
South America	1,730.6	1,653.1	12,002.6	11,398.3
Growth	4.7%	5.5%	5.3%	6.7%
Total	4,224.6	4,047.8	24,929.2	23,743.2
Growth	4.4%	7.8%	5.0%	6.4%

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages volume:

	Multiple Serving Presentations		Returnable Packaging
	2024	2023	2024	2023
Mexico	69.2%	69.0%	37.0%	38.3%
Guatemala	60.4%	60.4%	35.0%	35.5%
Central America South (1)	62.8%	62.3%	35.3%	36.6%
Colombia	70.5%	70.4%	25.8%	26.5%
Brazil (2)	74.6%	75.7%	17.2%	18.3%
Argentina	81.5%	80.1%	24.1%	20.7%
Uruguay	80.5%	81.3%	18.5%	20.1%
Total	70.8%	71.0%	29.1%	30.1%

The following table illustrates our historical sales volume and number of transactions performance by category for each of our operations and our reporting segments:

	Year Ended December 31, 2024
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	3.3%	8.4%	11.9%	(0.4)%	3.5%
Guatemala	10.4%	1.1%	29.8%	—	10.7%
Central America South (1)	6.7%	(2.2)%	(7.6)%	39.5%	5.5%
Mexico and Central America	4.2%	6.7%	11.8%	(0.1)%	4.1%
Colombia	1.2%	(4.2)%	3.1%	12.1%	1.4%
Brazil (2)	7.1%	14.1%	10.8%	(0.3)%	7.8%
Argentina	(6.5)%	(20.0)%	1.8%	22.0%	(5.8)%
Uruguay	0.1%	34.5%	(20.9)%	—	(1.9)%
South America	4.3%	6.3%	5.4%	9.8%	4.7%
Total	4.3%	6.5%	8.5%	0.6%	4.4%

Number of Transactions Growth
Mexico	3.0%	8.3%	9.5%	—	4.1%
Guatemala	10.1%	3.6%	14.7%		9.9%
Central America South (1)	6.2%	(7.0)%	4.5%	—	3.7%
Mexico and Central America	4.2%	5.3%	9.5%	—	4.7%
Colombia	0.4%	(24.3)%	0.3%	—	(2.4)%
Brazil (2)	9.2%	15.4%	10.8%	—	10.1%
Argentina	(8.0)%	(24.1)%	(4.3)%	—	(10.0)%
Uruguay	1.4%	28.7%	(17.7)%	—	1.1%
South America	5.7%	3.3%	4.9%	—	5.3%
Total	4.9%	4.3%	6.9%	—	5.0%

The following table illustrates our unit case mix by category for each of our operations and our reporting segments for 2024 as compared to 2023:

	Sparkling Beverages		Stills		Water (3)
	Year ended December 31,
	2024	2023	2024	2023	2024	2023
Unit Case Mix by Category
Mexico	68.5%	68.6%	7.4%	7.1%	24.1%	24.3%
Guatemala	90.3%	90.5%	5.1%	5.5%	4.6%	4.0%
Central America South (1)	82.2%	81.3%	12.0%	13.0%	5.8%	5.7%
Mexico and Central America	71.1%	71.1%	7.6%	7.4%	21.3%	21.5%
Colombia	76.0%	76.2%	8.1%	8.5%	15.9%	15.3%
Brazil (2)	83.3%	83.9%	8.6%	8.1%	8.1%	7.9%
Argentina	75.1%	75.6%	8.0%	9.4%	16.9%	15.0%
Uruguay	80.1%	78.5%	6.3%	4.6%	13.6%	16.9%
South America	81.0%	81.2%	8.4%	8.2%	10.7%	10.5%
Total	75.2%	75.2%	7.9%	7.7%	16.9%	17.0%

(1)    Includes sales volume and transactions from Nicaragua, Costa Rica and Panama.
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
Marketing
We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2024 were Ps. 4,827 million.
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
Marketing in our Distribution Channels. In order to provide more dynamic and specialized marketing of our products, our strategy is to classify our markets and develop targeted efforts for each consumer segment or distribution channel. Our principal channels are small retailers, “on-premise” accounts, such as restaurants and bars, supermarkets and third-party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, we tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.
Multi-Segmentation. We have implemented a multi-segmentation strategy in all of our markets. These strategies consist of the definition of a strategic market cluster or group and the implementation and assignment of different product/price/package portfolios and service models to such market cluster or group. These clusters are defined based on consumption occasion, competitive environment, income level and types of distribution channels.

Product Sales and Distribution
The following table provides an overview of our distribution centers and the retailers to which we sold our products:

	As of December 31, 2024
	Mexico and Central America(1)(3)	South America(2)
Distribution centers	177	79
Retailers	1,110,538	1,040,187

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
In 2024, no single customer accounted for more than 10.0% of our consolidated total sales.
Our distribution centers range from large warehousing facilities to small cross-docking facilities. In addition to our fleet of trucks, we distribute our products in certain locations through electric carts and hand-trucks. In some of our territories, we rely on third parties to transport our finished products from our bottling plants to our distribution centers and, in some cases, directly to our customers.
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
Brazil. In Brazil, we distribute our finished products to retailers through a combination of our own fleet of trucks and third-party distributors, while maintaining control over the selling activities. In designated zones in Brazil, third-party distributors purchase our products and resell them to retailers. In Brazil, we sell a majority of our beverages at small retail stores. We also sell products through modern distribution channels and “on-premise” consumption. Modern distribution channels in Brazil include large and organized chain retail outlets such as wholesale supermarkets and discount stores that sell fast-moving consumer goods.
Territories other than Mexico and Brazil. We distribute our finished products to retailers through a combination of our own fleet of trucks and third-party distributors. In most of our territories, an important part of our total sales volume is sold through small retailers.
Principal Competitors
Our principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. We also face competition in many of our territories from producers of B brands. A number of our competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages and water, which may enable them to achieve distribution efficiencies that other competitors who do not offer an integrated portfolio may not achieve.
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

In the countries that comprise our Central America region, our main competitors are Pepsi and Big Cola bottlers. In Guatemala, we compete with The Central American Bottler Corporation (“CBC”), who also has a regional joint venture with AmBev to produce, distribute and sell beer; Cervecería Centroamericana S.A., who is focused in the beer and stills categories; and AJE Group.

In Nicaragua, our principal competitor is AJE Group. We also compete with the joint venture between CBC and AmBev. In Costa Rica, our principal competitor is Florida Bebidas S.A., a subsidiary of Florida Ice and Farm Co. and Cooperativa de Productores de Leche Dos Pinos R.L. in juices. In Panama, our main competitor is AJE Group, followed by Cervecería Nacional, S.A. We also face competition from B brands offering multiple serving size presentations in certain Central American countries.

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
In Brazil, we compete against AmBev, a company that distributes Pepsi brands, local brands with flavors such as guarana, and proprietary beer brands. We also compete against B brands or “Tubainas,” which are small, local producers of low-cost sparkling beverages that represent a significant portion of the sparkling beverage market.
In Argentina, our main competitor is Buenos Aires Embotellador S.A., a Pepsi bottler owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, we compete directly with Levité, Villavicencio and Villa del Sur, owned by Danone, which is controlled by Compañía Cervecerías Unidas. In addition, several producers offering “B brand,” low-price sparkling beverages are gaining importance in the market. Manaos, a brand owned by Refres Now S.A. is our main competitor in this segment, followed by Cunnington.

In Uruguay, our main competitor is Salus, a water brand owned by Danone. We also compete against Fábricas Nacionales de Cerveza S.A., a Pepsi bottler and distributor controlled by AmBev S.A. In addition, we compete with CCU Inversiones II Ltda., a water, soft drinks and brewing company, and finally with certain low-priced regional producers.

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

In addition to concentrate, we purchase sweeteners, carbon dioxide, virgin and recycled PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Our bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global supply of virgin and recycled PET resin. On average, the price that we paid for PET resin in U.S. dollars in 2024 decreased 1.6% as compared to 2023 in all our territories. In addition, given that high currency volatility has affected and continues to affect most of our territories, the average price for PET resin in local currencies was higher in all of our territories. In 2024, we purchased certain raw materials in advance, negotiated and locked-in prices in advance and entered into certain derivative transactions which helped us capture opportunities with respect to raw material costs and currency exchange rates.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar, artificial sweeteners and HFCS in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause us to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars, taking into account our financial hedging activities, decreased by approximately 6.5% in 2024 as compared to 2023.

We consider water a raw material in our business. We obtain the vast majority of the water used in our production pursuant to concessions to use wells and from municipal utility companies.

None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, market and economic conditions, weather conditions, governmental controls, national emergency situations, pandemics, water shortages or the failure to maintain our existing water concessions.
Mexico and Central America. In Mexico, we purchase PET resin mainly from Indorama Ventures Polymers México, S. de R.L. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V. (“Alpla”), and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. We have also shifted our import suppliers from China to Vietnam and Taiwan to mitigate the effects of tariffs and support our PET resin strategy.

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

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2024, sugar prices in local currency in Mexico increased approximately 6.1% as compared to 2023.

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

South America. In Colombia, we use sugar as a sweetener in all of our caloric beverages, which we buy from several sources. Sugar prices in Colombia decreased by 3.6% in U.S. dollars and decreased 6.3% in local currency, as compared to 2023. We purchase non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. We purchase all of our cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of our competitor Postobón) owns a minority equity interest in certain of our suppliers, including O-I Peldar and Crown Colombiana, S.A.

In Brazil, we also use sugar as a sweetener in all of our caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 12.2% in U.S. dollars and decreased 5.6% in local currency as compared to 2023. Taking into account our financial hedging activities, our sugar prices in Brazil increased 5.3% in U.S. dollars and 5.8% in local currency as compared to 2023. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. We mainly purchase PET resin from local suppliers such as Indorama Ventures Polímeros S.A.

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

In Uruguay, we also use sugar as a sweetener in all of our caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 12.9% in U.S. dollars and increased 4.9% in local currency as compared to 2023. Our main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. We purchase PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and we purchase non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

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
Taxation of Beverages
As of December 31, 2024, all the countries where we operate, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, 13.0% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Rio de Janeiro, 17.0% in the state of Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais, Rio Grande do Sul and Parana, 19.0% in the state of Goias and 20.0% in the state of Mato Grosso do Sul. The states of Rio de Janeiro, Goias, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which for us amounted to an average taxation of approximately 16.9% over net sales in 2024.
Several of the countries where we operate impose excise or other taxes, as follows:
•Mexico imposes an excise tax on the production, sale and import of beverages with added sugar and HFCS, which from January 1, 2024 to December 31, 2024 was Ps. 1.5737 per liter. This excise tax is applied only to the first sale, and we are responsible for charging and collecting it. As of January 1, 2025, the excise tax was equal to Ps. 1.6451 per liter. This excise tax rate will be in effect until December 31, 2025, and will thereafter be subject to an annual increase based on the previous year’s inflation rate.
•Guatemala imposes an excise tax of 18 cents in local currency (Ps. 0.47 as of December 31, 2024) per liter of sparkling beverage.
•Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 21.07 colones (Ps. 0.83 as of December 31, 2024) per 250 ml, and an excise tax (which is a contribution to the National Institute of Rural Development (Instituto Nacional de Desarrollo Rural)) currently assessed at 7.208 colones (approximately Ps. 0.28 as of December 31, 2024) per 250 ml.
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
•Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales. From January 1, 2024 to December 31, 2024, the excise tax for beverages with 6 to 10 grams of added sugar per 100 milliliters was 28 Colombian pesos (approximately Ps. 0.13 as of December 31, 2024) and the excise tax for beverages with more than 10 grams of added sugar per 100 milliliters was 55 Colombian pesos (approximately Ps. 0.25 as of December 31, 2024). From January 1, 2025 to December 31, 2025, the excise tax has increased to 38 Colombian pesos (approximately Ps. 0.17 as of December 31, 2024) for beverages that contain 5 to 9 grams of added sugar per 100 ml, and to 65 Colombian pesos (approximately Ps. 0.30 as of December 31, 2024) for beverages with more than 9 grams of added sugar per 100 ml.

•Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on fruit juice-based beverages with at least 10.0% natural fruit juice content (or at least 5.0% natural fruit juice content in the case of lemon), and an excise tax of 8.0% on sparkling water and still water.
Tax Reforms
Brazil. In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Brazilian Federal Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. Pursuant to our final favorable resolution of 2019, the federal production and sales taxes together resulted in an average of 14.6% tax over net sales in 2023 and 2024.
In December 2022, the Brazilian government published new transfer pricing rules which became effective as of January 1, 2024, aiming to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (the “OECD”). During 2023, the Brazilian government issued regulations to establish the guidelines required to comply with the transfer pricing rules. As of the date of this annual report, no further regulation has been issued.
In March 2023, the value added tax rate in the state of Parana increased from 16.0% to 18.0%. As of January 1, 2024, the value added tax rate in the state of Rio Grande do Sul decreased from 20.0% to 18.0%. In April 2024, the value added tax rate in the state of Goias increased from 17.0% to 19.0%. As of January 1, 2024, state of Minas Gerais started to apply an additional charge of 2.0% on sales as a contribution to a poverty eradication fund.
In December 2023, the Brazilian government published a provisional measure, to establish the amount of tax credits subject to offset as determined by a final and unappealable court decision that says any credit exceeding the value of 10 million Brazilian reais (approximately Ps. 32.7 million as of December 31, 2024) must observe the monthly limitation to be offset by 1/60 of the total value of the tax credit. This measure, which became effective on a provisional basis on January 1, 2024, was converted into law in May 2024.
In December 2023, the Brazilian government published a law, which became effective on January 1, 2024, establishing that any subsidies granted by municipalities or the states will be taxed by the income tax and social contribution at the combined tax rate of 34.0% and will be subject to other contributions at a combined tax rate of 9.25%. In addition, the federal Brazilian government will grant an income tax credit of 25.0% on the municipality or state subsidy, limited to the lower of (i) the amount of 25.0% of the tax benefit itself and (ii) 25.0% of the depreciation of such assets applied on development or expansion approved projects which caused such subsidy, provided that certain conditions are met. Our Brazilian subsidiary filed a legal recourse that resulted in a federal court granting a favorable temporary injunction preventing the imposition of taxes of such subsidies by the income tax and other contributions, until a final resolution is granted.
Furthermore, in December 2023, the Brazilian government published a constitutional amendment enacting a broad tax reform that will replace the current indirect tax system in Brazil with a new system to be phased in starting on January 1, 2026 and fully adopted by 2033. The municipal service tax, state value-added tax and federal sales tax will be replaced by a dual value-added tax, composed of the federal “CBS” and the state and municipal “IBS.”This dual value-added tax will apply to all tangible and intangible goods, rights and services and will be calculated based on the amount charged at the location where goods are consumed or the rights or services are provided. The system will be non-cumulative, allowing tax credits from previous transactions. Initially, there will be a standard rate for all goods and services, with reductions ranging from 100.0% to a 30.0% discount for sectors such as education, health, public transportation and food products. Federal, state and municipal governments may define specific rates, and the final rate will be the sum of the IBS and CBS rates.
In December 2024, Congress approved the complementary law establishing the foundation of the new regulations, which was approved by the President in January 2025, with some vetoes yet to be reviewed. The reform also includes the creation of a Selective Tax (“IS”) on products such as sugary beverages starting in 2027. This tax will be single-phase (charged only once), will not generate tax credits, and will be included in the tax base of other levies. The federal production and sales tax will be reduced to zero, except for products from the Manaus Free Trade Zone, which has remained at a rate of 8.0% since May 2022. In 2025, further regulations detailing the dual value-added tax and IS rates will be issued. Additionally, the reform establishes five-year reviews of the combined CBS and IBS rates. If the total exceeds 26.5%, the government must propose a reduction to Congress.
In December 2024, the Brazilian government published a new law introducing an Additional Social Contribution on Net Profit (the “Additional CSLL”) and the Qualified Domestic Minimum Top-Up Tax (“QDMTT”) method, to ensure a minimum effective taxation of 15.0% on multinational groups operating in Brazil. The Additional CSLL is the mechanism through which Brazil implements the QDMTT, adapting its tax system to the rules of Pillar Two of the OECD. This Additional CSLL became effective in January 2025, and will apply to the first payment of such tax to be made in 2026.
Argentina. In June 2021 (with retroactive effects as of January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident stockholders and resident individuals.
In December 2023, the Argentine government issued an executive decree (Decree 29/2023) that increased the PAIS (Programa para una Argentina Inclusiva y Solidaria) tax rate to 17.5%. This tax was in effect for five fiscal periods, from December 2019 to December 2024, and it was not renewed by the Argentine government.
Mexico. In accordance with amendments to Mexican tax laws in effect from January 1, 2022, Mexican issuers are joint and severally liable for taxes payable on gains derived from the sale or disposition of its shares or securities representing its shares, such as ADSs, by major shareholders who are non-Mexican residents with no permanent establishment in Mexico for tax purposes, to other non-Mexican residents with no permanent establishment in Mexico for tax purposes, to the extent that such Mexican issuer fails to provide certain information with respect to such sale or disposition to the Mexican tax authorities. For purposes of these regulations, “major shareholders” are shareholders that are identified in reports submitted by the Mexican issuer to the CNBV on an annual basis as a result of being (i) directors or officers who directly or indirectly own 1.0% or more of the Mexican issuer’s capital stock, (ii) shareholders who directly or indirectly own 5.0% or more of the Mexican issuer’s capital stock or (iii) within the ten largest shareholders of the Mexican issuer based on direct ownership of shares of capital stock. Although in some instances Mexican tax authorities have indicated that this reporting obligation would only apply to transfers of shares or securities representing shares that result in a change of control, there are no established criteria or general interpretations to that effect issued by the Mexican tax authorities. There is currently no obligation by non-Mexican residents to inform Mexican issuers about their sales or dispositions of shares or securities representing shares, which limits our ability to comply with our reporting obligations to the Mexican tax authorities. Therefore, the amount of a potential tax liability is uncertain and difficult to determine given inherent mechanics and procedures, including the application of any tax treaties available, applicable to the trading of publicly traded securities.
Colombia. Starting in 2022, a tax reform in Colombia increased the income tax rate from 30.0% to 35.0% and limited the ability to discount or deduct the municipality sales taxes against income taxes to 50.0% .
In December 2022, a new tax reform was approved in Colombia, which became effective during 2023. The main changes are the following:
•Introduction of an excise tax for beverages with added sugar based on the following schedule:
▪From November 1, 2023 to December 31, 2023 a tax of 18 Colombian pesos (approximately Ps. 0.08 as of December 31, 2024) will apply to beverages that contain 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps. 0.16 as of December 31, 2024) for beverages with more than 10 grams of added sugar per 100 ml;

▪From January 1, 2024 to December 31, 2024, a tax of 28 Colombian pesos (approximately Ps. 0.13 as of December 31, 2024) for beverages that contain 6 to 10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps. 0.25 as of December 31, 2024) for beverages with more than 10 grams of added sugar per 100 ml; and

▪From January 1, 2025 to December 31, 2025, a tax of 38 Colombian pesos (approximately Ps. 0.17 as of December 31, 2024) for beverages that contain between 5 grams and 9 grams of added sugar per 100ml and a tax of 65 Colombian pesos (approximately Ps. 0.30 as of December 31, 2024) for beverages with more than 9 grams of added sugar per 100 ml.

•Introduction of a new tax on single-use plastics, with a rate of 0.00005 on one Unit of Fiscal Value per gram of plastic. One Unit of Fiscal Value is equivalent to 47,065 Colombian pesos (approximately Ps. 216.35 as of December 31, 2024). This new tax is applicable to our products which are not considered part of the basic shopping basket (currently two of our products fall in this category). However, this tax can be exempted with a circular economy certification to be issued should case recycled resin be incorporated into the packaging. In 2023, the Constitutional Court of Colombia issued a resolution (Resolution C-526/23) requiring that the producer of single-use plastics be responsible for the payment of this tax.

•Increase of the income tax rate as of January 1, 2023, from 20.0% to 35.0% on taxable income obtained from free trade zones within Colombia. This change will take effect on January 1, 2026 if a free trade zone company can demonstrate a 60.0% income increase in 2022 in comparison with 2019 fiscal year. However, the Constitutional Court of Colombia ruled that this law will not apply to the entities that obtained its approval to be considered as a free trade zone company prior to December

13, 2022. Our Colombian subsidiary obtained such approval and was considered a free trade zone company prior to such date.

•Elimination of the possibility of taking as a tax discount the municipality sales taxes against income taxes.

•Increase of the occasional income tax rate from 10.0% to 15.0% applicable on sales of fixed assets and introduction of a stamp tax at a rate between 0.0% to 3.0%, over sales price of real estate and other assets.

•Introduction of a minimum income tax rate of 15.0%, which must be calculated considering an adjusted financial profit or “adjusted income.” The entities that are required to calculate such minimum income tax and if such calculation results in a tax rate higher than 15.0%, such entity shall pay only the regular income tax rate and if the result is lower than 15.0%, such entity shall pay an additional amount to reach the 15.0% rate.

In February 2025, the Colombian government issued a decree containing temporary tax measures applicable from February 22, 2025 to December 31, 2025. Such decree imposes a stamp tax rate of 1.0% for public and private documents exceeding 6,000 Units of Fiscal Value (approximately Ps. 1,373,517.90 as of December 31, 2024) that are subscribed, modified or extended and are granted or accepted in Colombia, or granted abroad but executed with Colombian jurisdiction. Several exemptions are applicable under certain circumstances. If the Colombian government decides to implement such tax measures on a permanent basis, relevant tax regulations will have to be reformed accordingly.
Costa Rica. Until December 31, 2022, the producer or importer was responsible for collecting value-added taxes on carbonated beverages from supply chain participants, with an effective value-added tax rate for carbonated beverages of 15.8%. On January 1, 2023, a new tax reform became effective to reintroduce the standard debt and credit system for producers, wholesalers and retailers with a tax rate of 13.0%. Accordingly, our Costa Rican subsidiary is no longer responsible for collecting such tax throughout the entire supply chain.
Uruguay. Starting in January 2022, an increase to excise tax for energy drinks from 19.0% to 20.0% became effective in Uruguay.

Water Supply
Given that water is an essential resource to carry out all human activity, and given its key role in our business as a beverage bottler company, comprehensive and efficient water management is of utmost importance. During 2024, we had a water use ratio of 1.38 liters of water used per liter of beverage produced, which is a benchmark within the Coca-Cola system. In addition, our goal is to optimize efficiency in our water consumption and to continue improving our water replenishing efforts. With respect to wastewater treatment, all of our bottling plants have their own wastewater treatment plants or have contracted related services to ensure a quality that supports the aquatic life of our waste water discharge.
In Mexico, we mainly obtain water directly from wells pursuant to concessions obtained from the Mexican government for each bottling plant and, to a lesser extent, from the local water system. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government may reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years, unless the concessionaire proves that the volume of water not used is because the concessionaire is saving water by an efficient use of it. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.
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
In Brazil, we obtain water from wells pursuant to concessions granted by the Brazilian government for each bottling plant, as well as from the local water system.
According to the Brazilian Constitution and the National Water Resources Policy, water is considered an asset of common use and can only be extracted for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users can be held responsible for any damage to the environment. The extraction and use of water are regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/1945 (Código de Águas Minerais), the National Water Resources Policy, Decree No. 24.643/1934 and Law No. 9433/97 and by regulations issued thereunder. The companies that extract water are supervised by the National Mining Agency (Agência Nacional de Mineração —ANM) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities.
In Colombia, in addition to natural spring water for Manantial, we obtain water directly from wells and from local water systems. We are required to have a specific concession to extract water from natural sources. Our concession to extract water from natural sources in Colombia was granted by Resolution No. 3485 in May 2014. Water use in Colombia is regulated by Decree No. 1076 of 2015.
Pursuant to Law 2294 of 2023, there is no need to obtain a specific permit for the discharge of industrial waste water into the drainage system in Colombia until the end of 2026.

In Argentina, a state water company provides water to our Alcorta bottling plant on a limited basis; however, we believe the authorized amount meets our requirements for this bottling plant. In our Monte Grande bottling plant in Argentina, we extract water from wells, in accordance with Law No. 25.688.
In Uruguay, we acquire water from the local water system, which is managed by the organism Sanitary Works of the State (Obras Sanitarias del Estado).
Additionally, we are required by the Uruguayan national government to discharge all of our water excess to the sanitation system for recollection.
In Nicaragua, the use of water is regulated mainly by the National Water Law (Ley General de Aguas Nacionales). Our concession for the extraction of water from wells is in full force and effect.
In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). We have governmental concessions to extract water from wells.

In Guatemala, no license or permits are required to extract water from the private wells in our own bottling plants.

In Panama, we acquire water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).

Environmental Regulations
In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Waste Management (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to our operations. In order to comply with Mexican environmental laws and regulations, we have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws. See “—The Company—Product Sales and Distribution.”

Also in Mexico, the General Law of Climate Change (Ley General de Cambio Climático), its regulation and certain decrees related to such law, impose upon various industries (including the food and beverage industry) the obligation to report direct or indirect gas emissions exceeding 25,000 tons of carbon dioxide annually by location. Currently, we are not required to report these emissions, since we do not exceed this threshold. We cannot assure you that we will not be required to comply with this reporting requirement in the future.
Our Central American operations are subject to several federal and local laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. In December 2019, the Costa Rican government enacted Law No. 9,786, which requires that companies that sell, distribute or produce plastic bottles made of single use plastics comply with at least one of the following obligations: (a) produce plastic bottles that contain a percentage of recycled resin, (b) implement a recycling or collection program of the plastic bottles sold by such company, (c) participate in waste management programs appropriate to the relevant industry or product, (d) use or produce packaging or products that minimize the generation of solid waste, or (e) establish strategic partnerships with at least one municipality to improve its collection and waste management programs. This law became enforceable through Executive Decree 43985-S and through related guidelines and regulations issued by the Ministry of Health (Ministerio de Salud), with which we are currently in compliance.
Our Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the use of treated water and hazardous materials. These laws include the control of air emissions, noise emissions, use of treated water and strict limitations on the use of chlorofluorocarbons. Law 1407 imposes certain goals on producers for the use and recycling of packaging waste in the form of paper, cardboard, plastic, glass and metal and imposes the obligation to report to the corresponding authorities their progress on such activities and their strategies to achieve the imposed targets. In December 2020, our Colombian subsidiary filed its plan of environmental management of packaging waste and we are currently in compliance with that law. In June 2022, the Colombian government enacted Law 2232, which requires the gradual transition to increasing the amount of recycled resin and the prohibition of certain single-use plastic products. This regulation establishes certain goals for our Colombian operations: (i) by 2025 PET resin water bottles must incorporate at least 50.0% of recycled resin and such percentage will increase to 90.0% by 2030, (ii) PET resin bottles for other beverages must incorporate at least 20.0% recycled resin by 2025 and such percentage will increase to 35.0% by 2030, to 40.0% by 2035 and to 60.0% by 2040 and (iii) by 2030 at least 50.0% of the PET resin bottles, packages and containers placed in the market must be collected by our Colombian subsidiaries through extended producer responsibility schemes. In June 2024, the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible) issued Resolution 803 in order to fully enforce Law 2232 and enable information reporting on the achievement of the targets imposed by Law 2232. In addition, such Resolution enacted certain rules for companies to update already-filed plans relating to environmental management and waste. We do not foresee any significant impact in our operations, as we are currently implementing the measures we believe are necessary to comply with this new regulation within the required timeframe.
Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of GHG, the disposal of wastewater and solid waste, and soil contamination, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance. Among other regulations, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, requires us to collect 90.0% of PET resin bottles sold. We are currently unable to collect the entire required volume of PET resin bottles we sell in the City of São Paulo and could be fined and be subject to other sanctions, such as the suspension of operations in any of our bottling plants and/or distribution centers located in the City of São Paulo. In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps. 818,286.42 as of December 31, 2024). Our Brazilian subsidiary filed a legal recourse, which is still pending resolution, against the imposition of the fine. Nevertheless, Law 13.316/2002 was revoked by Law 17.471/2020 and the new provisions require us to implement and operate reverse logistics on certain proportion of products placed into the market according to certain targets. We are required to meet an annual recovery target of 35.0% of the total volume of packaging placed into the market. Our Brazilian subsidiary has implemented certain programs to achieve this goal, including a collective project to support reverse logistics in collaboration with the Brazilian Association of Soft Drink Industries (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas não Alcoólicas). In December 2024, the Brazilian government enacted Law No. 15,042, which establishes the Brazilian Greenhouse Gas Emissions Trading System. This law also creates a regulated carbon market in Brazil, setting limits on GHG emissions and the trading of assets representing emission, reduction of emissions, or removal of GHG. The Brazilian government has yet to issue guidelines for compliance with this law, and, once such guidelines are issued, we cannot assure you this law will not have an adverse impact on our business and results of operations in Brazil.

Our Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The regulations most significant to our operations are those concerning waste water discharge and waste management under Federal Law 24.051 and Decree 9111/78, which are enforced by the Ministry of Tourism, Environment and Sports (Secretaría de Turismo, Ambiente y Deportes).

In Uruguay, we are subject to federal and state laws and regulations relating to the protection of the environment, including regulations concerning waste management and waste water discharge and disposal of hazardous and toxic materials, among others. We own a water treatment plant for the discharge of residual industrial water and through the implementation of a program we recover and treat such residual industrial water for use. We have also established a program for recycling solid wastes. The Uruguayan Ministry of Environment (Ministerio de Ambiente) issued an administrative resolution imposing the obligation of achieving high recovery and recycling goals of packaging materials (by 2023 at least 30.0% of such packaging). In order to achieve such goals, the Uruguayan industry agreed with the authorities on a plan referred to as the Plan de Valorización de Envases (formerly known as the Industry Management Plan) that sought to extend the term to set a 50.0% goal for recovery and recycling by December 2027. This plan will result in higher expenditures for our Uruguayan subsidiary in order to comply with such regulations.
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
In October 2020, the CRE approved resolution RES/1094/2020, which modifies the existing rules for the amendment or assignment of power generation permits. This resolution limits the incorporation of new consumption centers to self-supply schemes, which was previously done in order to receive electric power from clean renewable sources at competitive prices. The CRE revoked resolution RES/1094/2020 in May 2024.
In June 2021, the Colombian government issued Resolution 810 of 2021 which sets forth the nutritional and front labeling requirements for canned or packaged food. In December 2022, the government adopted a labeling model similar to that in Mexico: octagonal seals for prepackaged food and non-alcoholic beverages with excess of sugar, sodium, saturated and trans fat, in addition to octagonal seals on products containing non-caloric sweeteners. The new labeling requirements came into effect in June 2023. We were required to comply with this regulation by June 2024 and we are currently in compliance.
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
In April 2023, the Official Mexican Standard (NOM-127-SSA1-2021) came into force, amending the NOM issued in 2000, imposing new parameters that water for human use and consumption must meet, which are stricter than those set forth in the previous NOM. As a result of these new parameters, we are reinforcing actions to implement water use optimization initiatives in Mexico. Despite these efforts, we cannot assure you that the result of these initiatives in Mexico will allow us to meet our target of reducing the water use ratio per liter of beverages produced.

In December 2023, the Mexican government amended the Código Financiero del Estado de México y Municipios to modify and include certain tax provisions regarding environmental matters applicable as of January 2024. The main change was a new tax for waste water discharge. In 2024, related guidelines were enacted by the government. It is our understanding that these guidelines and measures are not applicable to us due to the way our facilities operate.
In September 2024, the Mexican government issued regulations for the distribution and sale of food and beverages in public schools. These regulations, which took effect in March 2025, apply to the preparation, distribution and sale of prepared, processed, and bulk foods and beverages within schools in the national education system. We have filed a legal recourse against these regulations which, as of the date of this annual report, is pending resolution. Nevertheless, the Ministry of Education (Secretaría de Educación Pública), upon consultation by the Federation of Mexican Higher Education (Federación de Instituciones Mexicanas Particulares de Educación Superior), confirmed these regulations only apply to basic and upper secondary education institutions.

In December 2024, the Guatemalan government issued Decree 32-2024 containing an antitrust law aiming to promote and defend competition to enhance economic efficiency. It also establishes a Competition Superintendency (Superintendencia de Competencia) to oversee compliance, with power to impose substantial fines for violations. This law will come into effect in phases, with general provisions in effect as of January 1, 2025, and enforcement provisions including sanctions set to take effect two years after the decree’s publication. We cannot assure you this law will not have an adverse impact on our business in Guatemala.

Sustainability Initiatives
Consistent with our business strategy and priorities, we aim to foster a sustainable future. To this end, we strengthened our sustainability strategy with our Sustainability Framework, which focuses our efforts on three core aspects: (i) ethics and governance, (ii) human rights, diversity, equity and inclusion, and (iii) culture, while focusing on seven pillars: (i) water stewardship, (ii) packaging and circular economy, (iii) climate action, (iv) product portfolio, (v) sustainable sourcing, (vi) integral employee well-being, and (vii) community development. Coca-Cola FEMSA is committed to abiding by the law in all jurisdictions in which we operate.
We acknowledge that we have a role to play in developing our sustainability initiatives to enhance our environmental stewardship and social responsibility toward our people, our communities and the environment. We have aligned our actions with the sustainable development goals of our communities and value chain, supporting the development of our suppliers while also seeking to improve living conditions and reduce our environmental impact.

In terms of governance, we seek to raise our ethical standards and to implement leading best practices. During 2021 we agreed to establish a Sustainability Committee that began holding sessions in 2022. This committee is comprised of members of our senior leadership team, so as to ensure that all of the relevant areas of our business and all of the countries in which we operate are fully involved in the creation of sustainability initiatives and decisions. Our objective is to continually reinforce our commitment to create value in the social, environmental and corporate governance areas, while positively impacting the communities we serve. The Sustainability Committee is responsible for: (i) fortifying the strategy of our sustainability efforts, in alignment with our key priorities and with consideration with our partners’ strategies and the global context, (ii) creating and implementing public pledges, (iii) management and assignment of resources, (iv) monitoring and supervision, and (v) risk mitigation.
We have an Environmental Management System (“EMS”) that includes environmental policies and procedures designed to identify, address and minimize environmental impact and risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy use and diversify our portfolio of clean and renewable energy sources to reduce GHG emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals, with periodic reviews, and indicators for the use and management of energy, carbon footprint, wastewater discharges, water efficiency, and solid waste management and recycling. As of December 31, 2024, 88.0% of our bottling facilities are ISO14001 certified, and 94.0% are Zero Waste certified.
Our 2030 projects related to sustainable mobility foresee an increase in the number of commercial electric vehicles in our fleet and an increase in efficiency in fuel consumption over distance covered.
In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”), a PET recycling facility located in Toluca, Mexico. Additionally, in 2022, we, in partnership with Alpla, started the construction of a recycling plant located in Tabasco, Mexico. This new plant, Planta Nueva Ecología de Tabasco (“PLANETA”), began operations in 2024, deploying state-of-the-art technology to process up to 50,000 tons of post-consumption PET bottles per year and to produce up to 35,000 tons of food grade recycled material per year, ready to be reused. This plant increased its installed collection capacity by over 30.0% during 2024. Between IMER and PLANETA, we recycled 31.5 thousand tons in 2024. We have also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2024, ECOCE collected 64.0% of the total PET resin waste in Mexico. Also, eight of our bottling plants are certified by international standard of the Alliance for Water Stewardship (the “AWS”).
Most of our bottling plants located in Mexico have received certain environmental certificates by federal and/or local authorities, which are annually renewed.
Our Costa Rican operations participate in a joint local recycling effort with The Coca-Cola Company at the recycling plant Misión Planeta, located in Alajuela, Costa Rica. This plant collects and recycles non-returnable plastic bottles, aseptic carton packs and cans. Additionally, in 2024 we increased our installed collection capacity by 100%, opening two additional centers. Moreover, our Costa Rican operations recycle, reuse and co-process 100.0% of waste from its bottling plants, leverage certified suppliers and are in compliance with applicable legislation. Our bottling plants in Costa Rica are certified for ISO 50001, ISO 14061-1 and the Zero Waste Certification (Certificación de Sistemas Basura Cero) granted by The Coca-Cola Company. As part of our sustainable use of water, our Costa Rican operations participate in Agua para el Futuro, a strategic alliance with FEMSA Foundation, FUNDECOR (Fundación para el Desarrollo de la Cordillera Volcánica Central) and the Inter-American Development Bank, among others, whose goal is to support the replenishment of water used, through the conservation and reforestation of key areas that replenish watershed in the surrounding area of San Jose. For the fifth year in a row, our Costa Rican operations received the “Bandera Azul Ecologica” award in the climate change category, recognizing the voluntary efforts of our Costa Rican operations to promote the conservation of natural resources and the reduction of GHG emissions.

In Nicaragua, our Nicaraguan subsidiary is leading a joint effort along with The Coca-Cola Company to collect and recycle non-returnable PET resin bottles in alliance with local recyclers and collectors. Additionally, our Nicaraguan operations recycle, reuse and co-process 95.8% of waste from its bottling plants.

In Guatemala, our Guatemalan subsidiary and the FEMSA Foundation, participate in FUNCAGUA (Fundación para la conservación del agua de la región metropolitana de Guatemala), as founding partners. Several of this institution’s projects are related to sustainable water use. In addition to FUNCAGUA since July 2023, we also participate in environmental protection efforts in partnership with World Wildlife Fund, with respect to the replenishment of water in three sub-basins in María Linda, Ocosito and Pasabien in Guatemala. In addition, we opened a new PET collection center, with 460 tons collected in 2024.
All of our bottling plants in Central America are ISO 14001, ISO 9001:2015, and ISO 45001:2018 certified.
In Brazil, our bottling plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. The Itabirito and Maringá bottling plants have a Leadership in Energy and Environmental Design (“LEED”) certification, which is a globally recognized certification of sustainability in business design. In addition, the 11 bottling plants in Brazil have been certified for ISO 9001; ISO 14001; ISO 45001 and FSSC 22000 and one bottling plant is certified by the AWS. Moreover, in Brazil, three PET collection centers gathered over 48,000 tons throughout the year.

In Colombia, we are engaged in nationwide strategic ecosystem conservancy of water programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. We have also obtained and maintained the ISO 9001, ISO 14001, ISO 45001, ISO 22000, ISO/TS 22000-1 and FSSC 22000 certifications for our bottling plants located in Tocancipa, Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our bottling plant located in Tocancipa obtained the LEED 2009 certification in April 2017. Additionally, our bottling plants in Colombia received the Zero Waste Certification (Certificación de Sistemas Basura Cero), granted by Icontec and the organization Basura Cero Global. In 2024, our Tocancipa bottling plant in Colombia was certified by the AWS with an International Water Stewardship Standard for the responsible use of water. Our Colombian operations, along with The Coca-Cola Company, were awarded with the Gran Premio a la Sostenibilidad de la Asociación Nacional de Empresas de Servicios Públicos y Comunicaciones (“ANDESCO”).
Our bottling plants and operative units in Buenos Aires, Argentina are certified for ISO 14001:2004, ISO 9001, ISO 45001 and FSSC 22000.
Our bottling plant in Montevideo, Uruguay is certified for ISO 14001:2015.
In 2019, we worked in collaboration with our value chain to develop a robust GHG emissions inventory and have defined the following goals, which were recently updated following science-based methodologies aligned with GHG Protocol:
•reduce absolute GHG emissions from our operations by 50.0% compared to the 2015 baseline by 2035;
•reduce absolute GHG emissions from our value chain, covering purchased goods and services and upstream transportation and distribution by 20.0% compared to the 2015 baseline by 2035; and
•achieve 85.0% renewable electricity in our operations by 2030.
The targets we established for our operations are consistent with reductions required to meet the goals of the Paris Agreement and limit global warming to well-below 2ºC above pre-industrial levels.

Pursuant to this public commitment, we made great progress during 2024 by increasing our renewable energy usage from 80.0% in 2023 to 84.0% in 2024. Additionally, as part of our circular economy strategy, in 2024, an average of 30.0% of our PET resin packaging was comprised of recycled materials. Furthermore, as part of our waste management strategy, we diverted from landfills 99.0% of the total post-industrial waste generated in our bottling facilities in 2024.
In September 2021, we issued two series of certificados bursátiles in the Mexican local market that are classified as sustainability-linked bonds and require us to achieve certain key performance indicators. In August 2024, we achieved our intermediate water use ratio target of 1.36 liters of water used per liter of beverage produced, a 14.0% improvement from our 2018 baseline. This achievement reinforces our leadership in water efficiency in the beverage industry, keeping us on track to achieve our 2026 water use ratio goal of 1.26 liters of water used per liter of beverage produced.

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
These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola trademark beverages at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company. The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2024 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
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
We have separate bottler agreements with The Coca-Cola Company for each of the territories where we operate, on substantially the same terms and conditions. The bottler agreements are automatically extended for successive ten-year terms unless the following conditions and procedures are complied with: eighteen months prior to the expiration of any ten-year period, either party may elect for any reason, with or without cause, to give notice to the other of its preliminary intention not to renew the agreement. Said notice, however, will not be binding until a final notice of non-renewal is given six months thereafter by either party. During the six-month period between preliminary notice and possible final notice of non-renewal, the parties may reconsider and nonetheless mutually agree in writing to renew the agreement for a further ten-year period. In the event that the decision is not to renew, the bottler agreement will terminate and expire at the end of such ten-year term. The automatic renewal process described above does not require any action. Only the non-renewal requires an action, see Note 3.13 to our consolidated financial statements.
As of the date of this report we had:
•four bottler agreements in Mexico: (i) the agreement for the Valley of Mexico territory, which is up for renewal in June 2033, (ii) the agreement for the southeast territory, which is up for renewal in June 2033, (iii) the agreement for the Bajio territory, which is up for renewal in May 2035, and (iv) the agreement for the Golfo territory, which is up for renewal in May 2035;
•one bottler agreement in Brazil, which is up for renewal in October 2027;
•three bottler agreements in Guatemala, two of which are up for renewal in April 2028 and one in March 2035;
•one bottler agreement in Argentina, which is up for renewal in September 2034;
•two bottler agreements in Colombia, which are up for renewal in June 2034;
•one bottler agreement in Costa Rica, which is up for renewal in September 2027;
•one bottler agreement in Nicaragua, which is up for renewal in May 2026;
•one bottler agreement in Panama, which is up for renewal in November 2034; and
•one bottler agreement in Uruguay, which is up for renewal in June 2028.
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

Description of Property, Plant and Equipment
As of December 31, 2024, we owned 56 bottling plants. By country, as of such date, we had 28 bottling plants in Mexico, seven in Central America, seven in Colombia, 11 in Brazil, two in Argentina, and one in Uruguay.

As of December 31, 2024, we operated 256 distribution centers, approximately 50.0% of which were in our Mexican territories. As of such date, we owned 82.0% of these distribution centers and leased the remainder. This calculation considers owned and third-party distribution centers managed by us in Mexico. See “—The Company—Product Sales and Distribution.”

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
The table below summarizes installed capacity, average annual utilization and utilization during peak month of our bottling plants by country:

Bottling Plants Summary As of December 31, 2024
Country	Installed Capacity (thousands of unit cases)(4)	Average Annual Utilization (%)(1)(2)	Utilization in Peak Month (%)(1)	Utilization in Peak Month (%) Non-Returnable PET(3)

Mexico	2,835,338	63.5%	71.4%	95.9%
Guatemala	297,338	69.3%	75.8%	96.4%
Nicaragua	122,231	77.2%	82.2%	95.9%
Costa Rica	93,208	58.1%	62.0%	98.7%
Panama	72,456	50.9%	55.8%	83.4%
Colombia	762,583	43.6%	54.4%	97.5%
Brazil	1,465,833	71.3%	76.3%	94.7%
Argentina	408,354	46.2%	59.6%	74.1%
Uruguay	135,912	34.9%	40.7%	46.3%

(1)    Calculated based on each bottling plant’s theoretical capacity assuming total available time in operation and taking into account planned downtime for preventive repairs, sanitation, set-ups and changeovers for different flavors and presentations. Additional factors that affect utilization levels include seasonality of demand for our products, supply chain planning due to different geographies and different packaging capacities.
(2)    Annualized rate.
(3) Considers the peak month utilization of the PET packaging lines in the country (excluding new lines and lines with technical issues).
(4) Installed capacity contractions as compared to 2023 in Brazil mostly reflect mix shifts to single-serve and temporary downtime due to line replacements and relocations.

The table below summarizes our main bottling plants in terms of installed capacity, including their location and facility area:

	Main Bottling Plant by Location As of December 31, 2024
Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	Toluca, Estado de México	317
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	San Juan del Río, Querétaro	84
Guatemala	Guatemala City	46
Nicaragua	Managua	54
Costa Rica	Calle Blancos, San José	52
Panama	Panama City	29
Colombia	Barranquilla, Atlántico	42
	Bogotá, DC	105
	Tocancipá, Cundinamarca	298
Brazil	Jundiaí, São Paulo	191
	Marília, São Paulo	184
	Curitiba, Paraná	120
	Itabirito, Minas Gerais	225
	Porto Alegre, Rio Grande do Sul	194
Argentina	Alcorta, Buenos Aires	73
Uruguay	Montevideo, Montevideo	120

Significant Subsidiaries
The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2024:

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

Item 4.A.    Unresolved Staff Comments
None.
Item 5.    Operating and Financial Review and Prospects
General

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements including the notes thereto. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board.
Average Price Per Unit Case. We use average price per unit case to analyze average pricing trends in the different territories where we operate. We calculate average price per unit case by dividing net sales by total sales volume. Sales of beer in Brazil, which are not included in our sales volumes, are excluded from this calculation.
Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2024, 75.1% of our total revenues were attributable to Mexico and Brazil. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Treatment of Argentina as a Hyperinflationary Economy. Argentina’s economy meets the criteria to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2024 exceeded 100.0%, according to available indexes in the country. We recognized inflationary effects of our Argentine operations and functional currency was converted to Mexican pesos for the periods ended December 31, 2024 and 2023 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
New Accounting Pronouncements
For a description of the new IFRS and amendments to IFRS adopted during 2024, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 26 to our consolidated financial statements.

Critical Accounting Judgments and Estimates
For a description of the critical accounting judgments and estimates, see Note 2.3 to our consolidated financial statements.

Results

The following table sets forth our consolidated income statements for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024 (1)	2024	2023	2022
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Net sales	US$ 13,379	279,030	244,264	226,222
Other operating revenues	37	763	824	518
Total revenues	13,416	279,793	245,088	226,740
Cost of goods sold	7,243	151,057	134,228	126,440
Gross profit	6,173	128,736	110,860	100,300
Administrative expenses	656	13,678	12,820	11,263
Selling expenses	3,568	74,423	63,278	57,718
Other income	202	4,217	1,981	1,473
Other expenses	237	4,936	3,253	2,456
Interest expense	361	7,532	7,102	6,500
Interest income	146	3,040	3,188	2,411
Foreign exchange gain (loss), net	15	304	(1,046)	(324)
Gain on monetary position for subsidiaries in hyperinflationary economies	10	216	93	536
Market value gain (loss) on financial instruments	3	67	169	(672)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	1,727	36,011	28,792	25,787
Income taxes	564	11,768	8,781	6,547
Share in the profit of equity accounted investees, net of income taxes	15	306	215	386
Consolidated net income	1,177	24,549	20,226	19,626

	Year Ended December 31,
	2024 (1)	2024	2023	2022
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)

Consolidated net income	1,177	24,549	20,226	19,626
Attributable to:
Equity holders of the parent	1,138	23,729	19,536	19,034
Non-controlling interest	39	820	690	592
Consolidated net income	1,177	24,549	20,226	19,626
Per share data
Earnings per share from(2):
Basic controlling interest net income	0.07	1.41	1.16	1.13
Earnings per share from(3):
Diluted controlling interest net income	0.07	1.41	1.16	1.13

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps. 20.8557 to US$1.00 solely for the convenience of the reader.
(2)    Computed on the basis of the weighted average number of shares outstanding during the period: 16,807 million in 2024, 2023 and 2022.
(3)    The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,807 million in 2024, 2023 and 2022. For further information see Note 22 to our consolidated financial statements.

Operations by Reporting Segment
The following table sets forth certain financial information for each of our reporting segments for the years ended December 31, 2024, 2023 and 2022. See Note 25 to our consolidated financial statements for additional information about all of our reporting segments.

	Years Ended December 31,
	2024	2023	2022
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	166,996	149,362	131,002
South America(2)	112,797	95,726	95,738
Cost of goods sold
Mexico and Central America(1)	86,214	77,698	68,967
South America(2)	64,843	56,530	57,473
Gross profit
Mexico and Central America(1)	80,782	71,665	62,035
South America(2)	47,954	39,195	38,265

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil (including the results of CVI from February 2022), Argentina and Uruguay.

Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
Consolidated Results
The comparability of our financial and operating performance in 2024 as compared to 2023 was affected by the following factors: (1) translation effects from fluctuations in exchange rates and (2) our results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy. To translate the full-year results of Argentina for the years ended December 31, 2024 and 2023, we used the exchange rate at December 31, 2024 of 1,032.00 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2023 of 808.45 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2024, as compared to the exchange rate at December 31, 2023, was 27.7%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2024, as compared to 2023, was 7.9% for the Brazilian real and 3.0% for the Mexican peso, and an appreciation of 5.8% for the Colombian peso relative to the U.S. dollar.

Total Revenues. Our consolidated total revenues increased by 14.2% to Ps. 279,793 million in 2024 as compared to 2023, mainly as a result of volume growth, our revenue management initiatives and favorable mix effects.

Total sales volume increased by 4.4% to 4,224.6 million unit cases in 2024 as compared to 2023, driven mainly by growth in most of our territories, including a strong performance in Mexico, Brazil and Guatemala, partially offset by volume decline in Argentina and Uruguay.

•In 2024, sales volume of our sparkling beverage portfolio increased by 4.3%, sales volume of our colas portfolio increased by 5.3%, and sales volume of our flavored sparkling beverage portfolio increased by 0.2%, in each case as compared to 2023.
•Sales volume of our still beverage portfolio increased by 6.5% in 2024 as compared to 2023.
•Sales volume of our bottled water category, excluding bulk water, increased by 8.5% in 2024 as compared to 2023.
•Sales volume of our bulk water category increased by 0.6% in 2024 as compared to 2023.
Consolidated average price per unit case increased by 9.7% to Ps. 64.23 in 2024, as compared to Ps. 58.54 in 2023, mainly as a result of our revenue management initiatives and favorable mix effects. These factors were offset by the negative translation effect resulting from the depreciation of most of our operating currencies relative to the Mexican peso.
Cost of Goods Sold. Our cost of goods sold increased by 12.5% to Ps. 151,057 million in 2024 as compared to 2023 and had an effect on our gross profit as further described below. Cost of goods sold as a percentage of total revenues decreased by 80 basis points to 54.0% in 2024 as compared to 2023. The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging material purchases, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.
Gross Profit. Our gross profit increased by 16.1% to Ps. 128,736 million in 2024 as compared to 2023, with a gross margin increase of 80 basis points as compared to 2023 to reach 46.0% in 2024. This gross margin increase was mainly driven by our top-line growth, favorable packaging and sweetener costs, and hedging initiatives. These effects were partially offset by an increase in fixed costs and the depreciation of most of our operating currencies as applied to U.S. dollar-denominated raw material costs, coupled with purchases of finished products and inventory write-offs in Brazil, both related to the floods that affected our plant in Porto Alegre.

Administrative and Selling Expenses. Our administrative and selling expenses increased by 15.8% to Ps. 88,101 million in 2024 as compared to 2023. Our administrative and selling expenses as a percentage of total revenues increased by 50 basis points to 31.5% in 2024 as compared to 2023, mainly driven by increased marketing, maintenance and labor expenses. In addition, we recognized additional expenses related to the impact of hurricanes in Mexico and floods in Brazil. In 2024, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and increase our production and distribution capacity.
Other Expenses Net. We recorded other expenses net of Ps. 719 million in 2024 as compared to Ps. 1,272 million in 2023. This decrease was mainly as a result of the recognition of insurance claims related to the impact of hurricanes in Mexico and floods in Brazil. These effects were partially offset by an increase in provisions for contingencies and a lower gain on sales of long-lived asset compared to 2023. In addition, we recognized a non-cash foreign exchange loss, as compared to a foreign exchange gain in the previous year, mainly related to the depreciation of the Mexican peso. Finally, we recognized additional expenses related to asset write-offs resulting from the impact of hurricanes in Mexico and floods in Brazil. For more information, see Notes 18 and 24.6 to our consolidated financial statements.
Interest Expense. Interest expense in 2024 was Ps. 7,532 million as compared to Ps. 7,102 million in 2023. This 6.1% increase was mainly driven by a decrease in our interest rates in Argentina and Brazil, that were partially offset by an increase in the notional in U.S. dollar and Brazilian real, coupled with increases in interest rates in U.S. dollar and Mexican peso.

Interest Income. Interest income in 2024 was Ps. 3,040 million as compared to Ps. 3,188 million in 2023. This was mainly driven by decreases in interest rates.

Foreign exchange (loss) gain, net. We recorded a foreign exchange gain of Ps. 304 million as compared to a loss of Ps. 1,046 million recorded during the same period in 2023, as our cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican peso.

Gain on monetary position for subsidiaries in hyperinflationary economies. We recognized a higher gain in monetary position in inflationary subsidiaries, recording Ps. 216 million during 2024, as compared to a gain of Ps. 93 million during the previous year. This increase was driven mainly by an increase in our liabilities in Argentina, which were favorably influenced by inflationary effects.

Market value gain (loss) on financial instruments. We recorded a gain in the market value of financial instruments of Ps. 67 million during 2024, as compared to a gain of Ps. 169 million during 2023. This effect was driven mainly by increasing interest rates in Brazil as applied to our floating rate financial instruments.

Income Taxes. In 2024, our effective income tax rate increased to 32.7%, as compared to our effective income tax rate of 30.5% in 2023, mainly due to adjustments in deferred tax assets and non-deductible expenses. For more information, see Note 23.1 to our consolidated financial statements.

Share in the Profit (Loss) of Equity Accounted Investees, Net of Taxes. In 2024, we recorded a gain of Ps. 306 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of PIASA, our associate in Mexico, as compared to a gain of Ps. 215 million registered during the previous year.

Net Income (Equity holders of the parent). We reported a net controlling income of Ps. 23,729 million in 2024, as compared to Ps. 19,536 million in 2023. This 21.5% increase was mainly driven by operating income growth, coupled with a decrease in our comprehensive financing result partially offset by an increase in our effective tax rate during the year.

Results by Reporting Segment
Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America reporting segment increased by 11.8% to Ps. 166,996 million in 2024 as compared to 2023, mainly as a result of a volume increase in all of our territories across the region coupled with favorable mix effects.
Total sales volume in our Mexico and Central America reporting segment increased by 4.1% to 2,494.1 million unit cases in 2024 as compared to 2023, as a result of a volume increase in all our territories across the region.
•Sales volume of our sparkling beverage portfolio increased by 4.2% in 2024 as compared to 2023, mainly driven by a 5.1% increase in our colas beverage portfolio.
•Sales volume of our still beverage portfolio increased by 6.7% in 2024 as compared to 2023, due to an 8.4% increase in Mexico.
•Sales volume of bottled water, excluding bulk water, increased by 11.8% in 2024 as compared to 2023, due to increases in both Mexico and Central America.
•Sales volume of our bulk water portfolio decreased by 0.1% in 2024 as compared to 2023, due to a decrease in Mexico.
Sales volume in Mexico increased by 3.5% to 2,124.3 million unit cases in 2024, as compared to 2,052.9 million unit cases in 2023.
•Sales volume of our sparkling beverage portfolio increased 3.3% in 2024 as compared to 2023, driven by a 4.1% increase in our colas portfolio, partially offset by a 0.8% decrease in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 8.4% in 2024 as compared to 2023.
•Sales volume of bottled water, excluding bulk water, increased by 11.9% in 2024 as compared to 2023.
•Sales volume of our bulk water portfolio decreased by 0.4% in 2024 as compared to 2023.
Sales volume in Central America increased by 8.2% to 369.8 million unit cases in 2024, as compared to 341.9 million unit cases in 2023, mainly as a result of solid execution, and a solid performance in all our territories across the region.
•Sales volume of our sparkling beverage portfolio increased by 8.7% in 2024 as compared to 2023, driven by a 9.5% increase in colas and 5.4% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 1.2% in 2024 as compared to 2023.
•Sales volume of bottled water, excluding bulk water, increased by 11.3% in 2024 as compared to 2023.
•Sales volume of our bulk water portfolio increased by 39.5% in 2024 as compared to 2023.
Cost of Goods Sold. Our cost of goods sold in our Mexico and Central America reporting segment increased by 11.0% to Ps. 86,214 million in 2024, as compared to 2023, and had an effect on our gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment decreased by 40 basis points to 51.6% in 2024 as compared to 2023.
Gross Profit. Our gross profit in our Mexico and Central America reporting segment increased by 12.7% to Ps. 80,782 million in 2024 as compared to 2023 and gross margin increased 40 basis points to 48.4% as compared to 2023. This gross margin increase was driven mainly by our top-line growth, declining sweetener and packaging costs, partially offset by higher costs such as maintenance and the depreciation of the Mexican peso as applied to our U.S.dollar-denominated raw material costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our Mexico and Central America reporting segment decreased by 20 basis points to 32.2% in 2024 as compared to 2023. Administrative and selling expenses, in absolute terms, increased by 11.3% in 2024 as compared to 2023 driven mainly by an increase in operating expenses such as labor, freight and maintenance. In addition, this year we recognized additional expenses related to the impact of hurricanes in Mexico.
South America
Total Revenues. Total revenues in our South America reporting segment increased 17.8% to Ps. 112,797 million in 2024 as compared to 2023, mainly as a result of volume growth, favorable mix effects and our revenue management initiatives. These factors were partially offset by unfavorable currency translation effects resulting from the depreciation of most of our operating currencies as compared to the Mexican peso. Total revenues for beer amounted to Ps. 5,276.1 million in 2024 as compared to Ps. 6,116.7 million in 2023.

Total sales volume in our South America reporting segment increased by 4.7% to 1,730.6 million unit cases in 2024 as compared to 2023, mainly as a result of volume growth in Brazil and Colombia coupled with volume decline in Argentina and Uruguay.

•Sales volume of our sparkling beverage portfolio increased by 4.3% in 2024 as compared to 2023, mainly driven by a 5.6% increase in our colas portfolio.
•Sales volume of our still beverage portfolio increased by 6.3% in 2024 as compared to 2023, driven mainly by a 14.1% increase in Brazil and 34.5% increase in Uruguay.
•Sales volume of our bottled water category, excluding bulk water, increased by 8.5% in 2024 as compared to 2023, driven mainly by a 10.8% increase in Brazil and a 3.1% increase in Colombia.

•Sales volume of our bulk water portfolio increased by 9.8% in 2024 as compared to 2023, due to an increase in Colombia and Argentina.
Sales volume in Brazil increased by 7.8% to 1,159.3 million unit cases in 2024, as compared to 1,075.1 million unit cases in 2023.
•Sales volume of our sparkling beverage portfolio increased by 7.1% in 2024 as compared to 2023, as a result of an increase of 9.4% in our colas portfolio and a flat increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 14.1% in 2024 as compared to 2023.
•Sales volume of our bottled water, excluding bulk water, increased by 10.8% in 2024 as compared to 2023.
•Sales volume of our bulk water portfolio decreased by 0.3% in 2024 as compared to 2023.
Sales volume in Colombia increased by 1.4% to 352.3 million unit cases in 2024, as compared to 347.6 million unit cases in 2023.
•Sales volume of our sparkling beverage portfolio increased by 1.2% in 2024 as compared to 2023, mainly driven by a 0.8% growth in colas and 2.8% volume growth in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 4.2% in 2024 as compared to 2023.
•Sales volume of bottled water, excluding bulk water, increased by 3.1% in 2024 as compared to 2023.
•Sales volume of our bulk water portfolio increased by 12.1% in 2024 as compared to 2023.
Sales volume in Argentina decreased by 5.8% to 168.3 million unit cases in 2024, as compared to 178.7 million unit cases in 2023.
•Sales volume of our sparkling beverage portfolio decreased by 6.5% in 2024 as compared to 2023, mainly impacted by a 7.1% decrease in colas and 3.6% decrease in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 20.0% in 2024 as compared to 2023.
•Sales volume of bottled water, excluding bulk water, increased by 1.8% in 2024 as compared to 2023.
•Sales volume of our bulk water portfolio increased by 22.0% in 2024 as compared to 2023.
Sales volume in Uruguay decreased by 1.9% to 50.7 million unit cases in 2024, as compared to 51.7 million unit cases in 2023.
•Sales volume of our sparkling beverage portfolio increased by 0.1% in 2024 as compared to 2023.
•Sales volume of our still beverage portfolio increased by 34.5% in 2024 as compared to 2023.

•Sales volume of bottled water decreased by 20.9% in 2024 as compared to 2023.

Cost of Goods Sold. Our cost of goods sold in our South America reporting segment increased by 14.7% to Ps. 64,843 million in 2024 as compared to 2023 and had an effect on our gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment decreased by 160 basis points to 57.5% in 2024 as compared to 2023.
Gross Profit. Gross profit in our South America reporting segment amounted to Ps. 47,954 million, an increase of 22.3% in 2024 as compared to 2023, with a 160 basis points margin expansion to 42.5%. This increase in gross profit was mainly driven by top-line growth, decreases in raw material costs such as sweeteners and PET, and fixed costs efficiencies. These effects were partially offset by purchases of finished products and inventory write-offs in Brazil, both related to the floods that affected our plant in Porto Alegre.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our South America reporting segment increased by 140 basis points to 30.4% in 2024 as compared to 2023 driven mainly by higher operating expenses such as freight and marketing. In addition, we recognized additional expenses related to the impact of floods in Brazil. Administrative and selling expenses, in absolute terms, increased by 23.5% in 2024 as compared to 2023.
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

Total Revenues. Our consolidated total revenues increased by 8.1% to Ps. 245,088 million in 2023 as compared to 2022, mainly as a result of volume growth, our revenue management initiatives and favorable price mix effects. These effects were partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican pesos.

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

Consolidated average price per unit case decreased by 0.4% to Ps. 58.54 in 2023, as compared to Ps. 58.75 in 2022, mainly as a result of the negative translation effect resulting from the depreciation of most of our operating currencies relative to the Mexican peso. This was partially offset by favorable mix effects and revenue management initiatives.

Cost of Goods Sold. Our cost of goods increased by 6.2% to Ps. 134,228 million in 2023 as compared to 2022, and had an effect on our gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment decreased by 100 basis points to 54.8% in 2023 as compared to 2022.

Gross Profit. Our gross profit increased by 10.5% to Ps. 110,860 million in 2023 as compared to 2022, with a gross margin increase of 100 basis points as compared to 2022 to reach 45.2% in 2023. This gross margin increase was mainly driven by our top-line growth, declining packaging costs and favorable raw material hedging initiatives. These effects were partially offset by higher sweetener costs across our territories.

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

Administrative and Selling Expenses. Our administrative and selling expenses increased by 10.3% to Ps. 76,098 million in 2023 as compared to 2022. Our administrative and selling expenses as a percentage of total revenues increased by 60 basis points to 31.0% in 2023 as compared to 2022, mainly driven by increased marketing, maintenance and labor expenses. In 2023, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and increase our production capacity.

Other Expenses Net. We recorded other expenses net of Ps. 1,272 million in 2023 as compared to Ps. 983 million in 2022, this increase was mainly as a result of an increase in provisions for contingencies and a lower gain on sales of long-lived asset compared to 2022. These effects were partially offset by an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican peso. For more information, see Notes 18 and 24.6 to our consolidated financial statements.

Interest Expense. Interest expense in 2023 was Ps. 7,102 million as compared to Ps. 6,500 million in 2022. This 9.3% increase was mainly driven by increases in interest rates that were partially offset by repayments of debt in Mexican pesos and U.S. dollars.

Interest Income. Interest income in 2023 was Ps. 3,188 million as compared to Ps. 2,411 million in 2022. This was mainly driven by increases in interest rates.

Foreign exchange (loss) gain, net. We recorded a foreign exchange loss of Ps. 1,046 million as compared to a loss of Ps. 324 million recorded during the same period in 2022, as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican peso.

Gain on monetary position for subsidiaries in hyperinflationary economies. We recognized a lower gain in monetary position in inflationary subsidiaries, recording Ps. 93 million during 2023, as compared to a gain of Ps. 536 million during the previous year. This decrease was driven mainly by the significant depreciation of the Argentine Peso during 2023.

Market value gain (loss) on financial instruments. We recorded a gain in the market value of financial instruments of Ps. 169 million during 2023, as compared to a loss of Ps. 672 million during 2022. This effect was driven mainly by declining interest rates in Brazil as applied to our floating rate financial instruments.

Income Taxes. In 2023, our effective income tax rate increased to 30.5%, as compared to our effective income tax rate of 25.4% in 2022 mainly as a result of lower favorable effects in 2023 in the deferred tax, compared to the favorable effects that were recognized in the previous year. For more information, see Note 23.1 to our consolidated financial statements.

Share in the Profit (Loss) of Equity Accounted Investees, Net of Taxes. In 2023, we recorded a gain of Ps. 215 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of Jugos del Valle, our associate in Mexico and Fountain Agua Mineral Ltda, as compared to a gain of Ps. 386 million registered during the previous year.

Net Income (Equity holders of the parent). We reported a net controlling income of Ps. 19,536 million in 2023, as compared to Ps. 19,034 million in 2022. This 2.6% increase was mainly driven by operating income growth, partially offset by an increase in our effective tax rate during the year.

Results by Reporting Segment
Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America reporting segment increased by 14.0% to Ps. 149,362 million in 2023 as compared to 2022, mainly as a result of a volume increase in all of our territories across the region coupled with favorable mix effects.

Total sales volume in our Mexico and Central America reporting segment increased by 9.4% to 2,394.8 million unit cases in 2023 as compared to 2022, as a result of a volume increase in all our territories across the region.
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

Cost of Goods Sold. Our cost of goods sold in our Mexico and Central America reporting segment increased by 12.7% to Ps. 77,698 million in 2023 as compared to 2022 and had an effect on our gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment decreased by 60 basis points to 52.0% in 2023 as compared to 2022.

Gross Profit. Our gross profit in our Mexico and Central America reporting segment increased by 15.5% to Ps. 71,665 million in 2023 as compared to 2022 and gross profit margin increased 60 basis points to 48.0% as compared to 2022. This gross margin increase was driven mainly by our top-line growth, declining packaging costs and the appreciation of the Mexican peso as applied to our U.S.dollar-denominated raw material costs. These effects were partially offset by increases in sweeteners costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our Mexico and Central America reporting segment increased by 120 basis points to 32.4% in 2023 as compared to 2022. Administrative and selling expenses, in absolute terms, increased by 18.4% in 2023 as compared to 2022 driven mainly by an increase in operating expenses such as labor, marketing and maintenance.

South America

Total Revenues. Total revenues in our South America reporting segment decreased slightly to Ps. 95,726 million in 2023 as compared to 2022, mainly as a result of unfavorable currency translation effects resulting from the depreciation of most of our operating currencies as compared to the Mexican peso. These factors were partially offset by volume growth, favorable mix and our revenue management initiatives. Total revenues for beer amounted to Ps. 6,117 million in 2023 as compared to Ps. 5,600 million in 2022.

Total sales volume in our South America reporting segment increased by 5.5% to 1,653.1 million unit cases in 2023 as compared to 2022, mainly as a result of strong volume growth in Brazil, Colombia and Uruguay coupled with a slight volume growth in Argentina.

•Sales volume of our sparkling beverage portfolio increased by 4.3% in 2023 as compared to 2022, mainly driven by a 5.1% increase in our colas portfolio.
•Sales volume of our still beverage portfolio increased by 5.0% in 2023 as compared to 2022, driven mainly by a 46.2% increase in Uruguay and 14.8% increase in Argentina.
•Sales volume of our bottled water category, excluding bulk water, increased by 18.0% in 2023 as compared to 2022, driving growth across all territories in the division.
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

Cost of Goods Sold. Our cost of goods sold in our South America reporting segment decreased by 1.6% to Ps. 56,531 million in 2023 as compared to 2022 and had an effect on our gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment decreased by 90 basis points to 59.1% in 2023 as compared to 2022.

Gross Profit. Gross profit in our South America reporting segment amounted to Ps. 39,195 million, an increase of 2.4% in 2023 as compared to 2022, with a 90 basis points margin expansion to 40.9%. This increase in gross profit was mainly driven by a favorable mix effect, our raw material hedging strategies and an increase in our top-line, and partially offset by an increase in sweeteners costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our South America reporting segment decreased by 40 basis points to 29.0% in 2023 as compared to 2022 driven mainly by savings and efficiencies. Administrative and selling expenses, in absolute terms, decreased by 1.4% in 2023 as compared to 2022.

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

Our total indebtedness was Ps. 73,697 million as of December 31, 2024, as compared to Ps. 65,214 million as of December 31, 2023. Short-term debt and long-term debt were Ps. 3,314 million and Ps. 70,383 million, respectively, as of December 31, 2024, as compared to Ps. 140 million and Ps. 65,074 million, respectively, as of December 31, 2023. Total indebtedness increased Ps. 8,483 million in 2024, as compared to year-end 2023. As of December 31, 2024, our cash and cash equivalents were Ps. 32,779 million, as compared to Ps. 31,060 million as of December 31, 2023. We had cash outflows in 2024 mainly resulting from dividend payments and increase in capital expenditures. As of December 31, 2024, our cash and cash equivalents were comprised of 35.1% U.S. dollars, 28.3% Mexican pesos, 27.4% Brazilian reais, 1.8% Colombian pesos, 4.1% Argentine pesos and 3.4% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

As of December 31, 2024, 2023 and 2022, our supplier financing was as detailed in the table below.

	2024	2023	2022
Carrying amount of trade payables that are part of a supplier finance arrangement	4,973	2,416	3,697
Of which suppliers have received payment	680	823	2,831

For more information, see Note 19.8.5 to our consolidated financial statements.

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
Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2024, 2023 and 2022, from our consolidated statements of changes in cash flows:

	Years Ended December 31,
	2024	2023	2022
	(in millions of Mexican pesos)
Net cash flows from operating activities	42,442	42,289	35,491
Net cash flows used in investing activities (1)	(23,392)	(20,070)	(19,597)
Net cash flows used in financing activities (2) (3)	(19,642)	(26,352)	(20,847)

(1) Includes purchases of property, plant and equipment, proceeds from insurance recoveries and sale of long-lived assets and acquisitions of intangible assets in 2024, 2023 and 2022, in the amount of Ps. 25,316 million, Ps. 20,453 million and Ps. 17,411 million, respectively.-
(2) Includes proceeds from borrowings in 2024, 2023 and 2022, in the amount of Ps. 1,394 million, Ps. 151 million and Ps. 6,089 million, respectively. In addition, includes repayments of borrowings in the amount of Ps. 28 million, Ps. 8,401 million and Ps. 8,432 million, respectively.
(3)Includes dividends paid in 2024, 2023 and 2022, in the amount of Ps. 12,870 million, Ps. 12,275 million, and Ps. 11,463 million, respectively.

Debt Structure
The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2024:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	59.1%	8.5%	8.7%
U.S. dollars	18.3%	3.0%	4.2%
Brazilian reais	19.2%	9.0%	9.8%
Colombian pesos	2.4%	8.1%	8.1%
Argentine pesos	0.9%	50.1%	50.1%
Uruguayan pesos	0.1%	10.8%	10.8%

(1)    Includes the effects of our derivative contracts as of December 31, 2024, including cross currency swaps from U.S. dollars to Mexican pesos, U.S. dollars to Brazilian reais and U.S. dollars to Colombian pesos.
(2)    Due to rounding, these figures may not add up to 100.0%.
(3)    Annual weighted average interest rate per currency as of December 31, 2024.
(4)    Annual weighted average interest rate per currency as of December 31, 2024 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”
Summary of Significant Debt Instruments
The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of the date of this annual report:

Mexican Peso-Denominated Bonds (Certificados Bursátiles).

On June 30, 2017, we issued Ps. 8,500 million aggregate principal amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 7.87% and due June 2027. This series of certificados bursátiles is guaranteed by Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V. (collectively, the “Guarantors”).
On February 7, 2020, we issued (i) Ps. 3,000 million aggregate principal amount of 8-year fixed rate certificados bursátiles bearing an annual interest rate of 7.35% and due January 2028, and (ii) Ps. 1,727 million aggregate principal amount of 5.5-year floating rate certificados bursátiles, priced at 28-day Mexican Interbank Equilibrium Interest Rate (“TIIE”) plus 0.08% and due August 2025. These series of certificados bursátiles are guaranteed by the Guarantors.
On September 23, 2021, we issued (i) Ps. 6,965 million aggregate principal amount of 7-year fixed rate certificados bursátiles bearing an annual interest rate of 7.36% and due September 2028, and (ii) Ps. 2,435 million aggregate principal amount of 5-year floating rate certificados bursátiles bearing an annual interest rate equal to 28-day TIIE plus 0.05% and due September 2026, in the Mexican local market. These certificados bursátiles are classified as sustainability-linked bonds and require us to achieve certain key performance indicators, namely achieving a water use ratio of 1.36 and 1.26 liters of water used per liter of beverage produced by 2024 and 2026, respectively. The water use ratio target for 2024, which applied to our floating-rate certificados bursátiles, was achieved in August 2024. If the target for 2026, which applies to our fixed-rate certificados bursátiles, is not achieved and verified by an independent third party by the established date, the interest rate on such bonds will increase by 25 basis points to 7.61%. These series of certificados bursátiles are guaranteed by the Guarantors.

On October 10, 2022, we issued (i) Ps. 5,500 million aggregate principal amount of 7-year fixed rate certificados bursátiles bearing an annual interest rate of 9.95% and due October 2029, classified as a social bond, and (ii) Ps. 500 million aggregate principal amount of 4-year floating rate certificados bursátiles bearing an annual interest rate equal to 28-day TIIE plus 0.05% and due October 2026, classified as a sustainability bond in the Mexican local market. These series of certificados bursátiles are guaranteed by the Guarantors.

As of the date of this annual report, we had the following certificados bursátiles outstanding in the Mexican securities market:

Issue Year	Maturity	Amount	Rate
2022	October 1, 2029	Ps. 5,500 million	9.95%
2022	October 5, 2026	Ps. 500 million	28-day TIIE +0.05%
2021	September 14, 2028	Ps. 6,965 million	7.36%
2021	September 17, 2026	Ps. 2,435 million	28-day TIIE + 0.05%
2020	January 28, 2028	Ps. 3,000 million	7.35%
2020	August 22, 2025	Ps. 1,727 million	28-day TIIE + 0.08%
2017	June 18, 2027	Ps. 8,500 million	7.87%

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
As of December 31, 2024:
•we had, on a consolidated basis, Ps. 73,697 million of unsecured and unsubordinated indebtedness outstanding, none of which was secured indebtedness,
•we had, on an unconsolidated basis (parent company only), Ps. 72,107 million of unsecured and unsubordinated indebtedness outstanding,
•the Guarantors collectively, on an unconsolidated basis, had no indebtedness with third parties, and
•our subsidiaries, other than the Guarantors, had Ps. 1,590 million of unsecured and unsubordinated indebtedness outstanding.
The table below summarizes financial information of the Parent (issuer) and Guarantors (together the obligor group), as of December 31, 2024, and for the twelve-month periods ended December 31, 2024. This summarized financial information is presented on a combined basis with intercompany balances and transactions between entities in the obligor group eliminated.
The accounting policies applied in the summarized financial information are the same as those used in the preparation of the consolidated financial statements (see Note 3). Non-guarantor subsidiary financial information has been excluded from the summarized financial information below.

2024
In millions of Mexican pesos
	Propimex (7)	La Pureza (1) (7)	CIMSA (2) (7)	RVC (3) (7)	Yoli (4) (7)	CIBSA (5) (7)	Parent Coca-Cola FEMSA, S.A.B. de C.V. (7)	Eliminations (6)	Wholly-owned Guarantors Subsidiaries and Parent
Current assets	Ps.16,481	Ps.427	Ps.548	Ps.681	Ps.272	Ps.1,463	Ps.43,701	Ps.(31,968)	Ps.31,605
Current assets balances with consolidated non-obligors	214	—	1	—	—	—	5,080	—	5,295
Non-current assets (8)	67,887	1,924	1,645	1,808	803	1	34,020	(3,815)	104,273
Non-current assets balances with consolidated non-obligors	232	—	—	—	84	—	6,611	—	6,927
Total assets	84,814	2,351	2,194	2,489	1,155	1,464	89,412	(35,779)	148,100
Current liabilities	44,336	468	393	549	510	3	29,631	(32,089)	43,801
Current liabilities with consolidated non-obligors	21,208	318	270	398	165	—	—	—	22,359
Non-current liabilities	4,817	32	10	24	(18)	15	47,304	(3,829)	48,355
Non-current liabilities with consolidated non-obligors	—	—	—	—	41	—	25,169	136	25,346
Total liabilities	70,361	818	673	971	698	18	102,104	(35,782)	139,861
Equity	14,453	1,533	1,521	1,518	460	1,446	(12,692)	—	8,239
Net sales	135,878	4,038	3,563	4,778	2,116	—	12,134	(25,487)	137,020
Net sales with consolidated non-obligors	—	—	—	—	—	—	1,740	—	1,740
Gross profit	59,153	512	480	561	133	—	13,874	(11,221)	63,492
Net income	6,309	192	213	235	(28)	179	3,189	(2,893)	7,396

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
(7) Refers to individual balances used for preparation of the consolidated statements.
(8) Excludes the investment in non-obligor subsidiaries and equity method investees.

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
Bank Loans
As of December 31, 2024, we had a number of bank loans in Brazilian reais, U.S. dollars, Colombian pesos, Uruguayan pesos and Argentine pesos for an aggregate principal amount of Ps. 1,590 million.
We are in compliance with all of the restrictive covenants in our debt instruments as of the date of this annual report.
Contingencies
We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. We may have losses related to such tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 24.5 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table displays the nature and amount of the loss contingencies recorded as of December 31, 2024 and December 31, 2023:

	As of December 31, 2024	As of December 31, 2023
	(in millions of Mexican pesos)	(in millions of Mexican pesos)
Tax	Ps. 940	Ps. 1,348
Labor	1,180	1,308
Legal	668	614
Total	Ps. 2,788	Ps. 3,270

In Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps. 15,700 million, Ps. 13,692 million and Ps. 13,728 million as of December 31, 2024, 2023 and 2022, respectively, by pledging fixed assets, or providing bank guarantees.
In connection with our acquisitions, sellers normally agree to indemnify us against certain contingencies that may arise as a result of the management of the businesses prior to the acquisition, subject to survival provisions and other limitations.
Capital Expenditures
The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by reporting segment:

	Years Ended December 31,
	2024	2023	2022
	(in millions of Mexican pesos)
Mexico and Central America(1)	19,772	13,415	11,759
South America(2)	9,644	7,981	7,906
Capital expenditures, net(3)	29,416	21,396	19,665

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
(3)    Includes disposals of property, plant and equipment, intangible assets and other long-lived assets of Ps. 137 million, Ps. 93 million and Ps. 250 million during the years ended December 31, 2024, 2023 and 2022, respectively.

In 2024, 2023 and 2022, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) increasing distribution capacity and efficiency; (iii) placing coolers with retailers; (iv) returnable bottles and cases; and (v) information technology.

We have budgeted capital expenditures in an amount ranging between 8.5% and 9.5% of total revenues for 2025, which amount will primarily focus on strengthening our infrastructure, especially our manufacturing and distribution capacity, returnable bottles and cases, investments in information technology and investments in assets that increase our presence in the market. As is customary, this amount will depend on market and other conditions across our territories.

We estimate that of our projected capital expenditures for 2025, approximately 40.2% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2025.

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
The following table provides a summary of the fair value of derivative instruments as of December 31, 2024. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are compared with external sources through bank statements provided by the bank entity, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2024. Assets (liabilities)
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
U.S. dollars to Mexican pesos	—	(26)	—	1,197	1,171
U.S. dollars to Brazilian reais	—	555	—	2,544	3,099
U.S. dollars to Colombian pesos	—	227	—	—	227
Interest Rate Swaps
U.S. fixed rate to U.S. floating rate	—	—	—	(1,784)	(1,784)
Forwards
U.S. dollars to Mexican pesos	147	—	—	—	147
U.S. dollars to Brazilian reais	125	—	—	—	125
U.S. dollars to Colombian pesos	20	—	—	—	20
U.S. dollars to Argentine pesos	(57)	—	—	—	(57)
U.S. dollars to Uruguayan pesos	15	—	—	—	15
U.S. dollars to Costa Rican colones	(12)	—	—	—	(12)
Options
U.S. dollars to Mexican pesos	78	—	—	—	78
U.S. dollars to Brazilian reais	129	—	—	—	129
U.S. dollars to Colombian pesos	17	—	—	—	17
Commodity Hedge Contracts
Sugar	(286)	(36)	—	—	(322)
Aluminum	31	—	—	—	31
PET resin	(5)	—	—	—	(5)
Diesel	—		—	—	—

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
Our bylaws provide that the board of directors shall meet at least four times a year. Since our major shareholders amended their shareholders agreement in February 2010, our bylaws were modified accordingly establishing that actions by the board of directors must be approved by at least a majority of the directors present and voting, except under certain limited circumstances which must include the favorable vote of at least two directors elected by the Series D shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The chairman of the board of directors, the chairman of our audit committee, the chairman of our corporate practices committee or at least 25.0% of our directors may call a board of directors’ meeting and include matters in the meeting agenda.
At our general ordinary shareholders meeting held on April 8, 2025, the following directors were appointed or confirmed: 9 directors were appointed or confirmed by the Series A shares, 4 directors were appointed or confirmed by the Series D shares and 3 directors were appointed or confirmed by the Series L shares. Our board of directors is currently comprised of 16 members.
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.
As of the date of this annual report, our board of directors had the following members:
Series A Directors

José Antonio Vicente Fernández Carbajal Chairman	Born:	1954
	Gender:	Male
	Appointed to the board:	1993, as director; 2001 as chairman.
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other public companies directorships:	Executive chairman of the board of directors of FEMSA. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V.
Other current directorships:
Chairman of the board of directors of Fundación FEMSA, A.C. and member of the board of directors of the Massachusetts Institute of Technology, or MIT and of Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM. Member of the board of global advisors of the Council for Foreign Relations.

Career and experience:
He joined FEMSA in 1988, holding positions such as Strategic Planning Manager and later as Chief Executive Officer of Oxxo and Vice-President of Cervecería Cuauhtémoc Moctezuma. In 1995, he was appointed Chief Executive Officer of FEMSA and, in 2001, Chairman of the board of directors of FEMSA, serving in both positions until December 2013. From 2014 to 2023, he served as Executive Chairman of the board of directors of FEMSA and, in July 2023, he reassumed the role of Chief Executive Officer of FEMSA in addition to his duties as Executive Chairman. He is currently the Chairman of the FEMSA Sustainability Committee. His extensive background and experience brings to the board a strategic vision, conscientious leadership, deep industry knowledge, talent attraction skills, culture and corporate governance reinforcement, as well as a strong understanding of Latin American markets.

	Education:	Holds a degree in Industrial Engineering and a Master of Business Administration, or MBA from ITESM.

Javier Gerardo Astaburuaga Sanjines Director	Born:	1959
	Gender:	Male
	Appointed to the board:	2024
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other public companies directorship:	Member of the board of directors of Grupo Acosta Verde, S.A.B. de C.V.
Career and experience:
He is an independent consultant with extensive experience as Director of Corporate Development, Chief Financial Officer and Chief Corporate Officer of FEMSA, and Co-Chief Executive Officer of FEMSA Cerveza, where he held several senior management positions, including Chief Financial Officer and Chief Sales Officer. His extensive experience in the industry, corporate and financial areas and risk management provides a solid vision for key decisions within our company.

	Education:	Bachelor’s degree in Public Accounting from ITESM, accredited as a Certified Public Accountant.

Martin Felipe Arias Yaniz Director	Born:	1967
	Gender:	Male
	Appointed to the board:	2025
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s committees:	Chairman of the planning and finance committee.
Career and experience:
Since April 2024, he is the Chief Financial Officer of FEMSA. From 2003 to 2014, he had various responsibilities for mergers and acquisitions, or M&A, Corporate Treasury and Strategic Planning in our company. From 2014 to 2019, he was Director of Strategic Planning and Corporate Development at FEMSA. In 2019, he left FEMSA and worked as a financial and strategic advisor and board member for several companies including Copa Airlines, Grand Bay Group (consumer paper) and Hacienda El Limon (real estate). In addition, he continued to serve as an external advisor to FEMSA during this time and worked on all the transactions relating to FEMSA Forward. From 1992 to 1996, he worked at Cleary Gottlieb Steen & Hamilton LLP in New York, specializing in Latin America M&A and capital markets. From 1996 to 2003, he worked at Morgan Stanley in New York as an Associate, Vice President and Executive Director in Latin American M&A, specializing in the consumer, telecommunications and utilities industries.

	Education:	Economics from Georgetown University and Juris Doctor from University of Pennsylvania Law School.
	Alternate Director:	Federico José Reyes García

Ricardo Guajardo Touché Independent Director	Born:	1948
	Gender:	Male
	Appointed to the board:	1993
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s committees:	Member of the planning and finance committee.
	Other public companies directorships:	Member of the boards of directors of Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Vitro, S.A.B. de C.V.
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

	Education:	Holds an Electrical Engineering degree from ITESM and the University of Wisconsin and a Master’s degree from the University of California, Berkeley.

Leroy Kim Independent Director	Born:	1972
	Gender:	Male
	Appointed to the board:	2025
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s committees:	Member of the planning and finance committee.
	Career and experience:
Managing Director of Allen & Company, LLC., or Allen & Company. He joined Allen & Company in 1995 and, prior to that, started his career at Lehman Brothers. He has served as a financial advisor to many well-known corporations in the fields of technology, media, sports, healthcare services and consumer products.

	Education:	Holds a Bachelor of Arts in Economics from Princeton University.

José Henrique Cutrale Director	Born:	1974
	Gender:	Male
	Appointed to the board:	2022
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other current directorships:
Member of the boards of directors of our Brazilian subsidiary SPAL Indústria Brasileira de Bebidas S.A., Sucocítrico Cutrale, Ltda (“Sucocítrico Cutrale”), Burlingtown UK Limited, Cutrale North America, Inc. and Chiquita Holdings Limited.

	Career and experience:	He is an officer of Sucocítrico Cutrale. With his experience in the industry and beverage supply chain, he brings a vision in global markets and finance.
	Alternate director:	Graziela Cutrale

Francisco Zambrano Rodríguez Independent Director	Born:	1953
	Gender:	Male
	Appointed to the board:	2003
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca Cola FEMSA’s Committee:	Member of the audit committee.

Other current directorships:
Member of the boards of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V. (“Desarrollo Inmobiliario”), Corporativo Zeta Divasa, S.A.P.I. de C.V. (“Corporativo Zeta DIVASA”), IPFC Inmuebles, S.A.P.I. de C.V. (“IPFC Inmuebles”) and ITESM as member of the audit and oversight committee.

Career and experience:
He is currently an independent consultant and co-Chief Executive Officer of Desarrollo Inmobiliario, Corporativo Zeta DIVASA and IPFC Inmuebles. He has extensive knowledge of the financial sector, banking and private investment services, development and management of real estate projects and private investment funds in the real estate sector, as well as experience as an estate planning consultant. He contributes extensively by providing a financial approach to strategic decision-making, leadership and management, as well as a good understanding of corporate governance.

	Education:	Holds a Chemical Engineering Administrator degree from ITESM and an MBA from the University of Texas at Austin.

Luis Alfonso Nicolau Gutiérrez Independent Director	Born:	1961
	Gender:	Male
	Appointed to the board:	2018
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s Committee:	Member of the corporate practices committee.
	Other public companies directorships:	Member of the boards of directors of Grupo Posadas, S.A.B. de C.V., Gentera, S.A.B. de C.V., GCC, S.A.B. de C.V. and Becle, S.A.B. de C.V. (Cuervo).
	Other current directorships:	Grupo Coppel, S.A. de C.V.
	Career and experience:	He has been a partner at Ritch, Mueller y Nicolau, S.C. since 1990, specializing in M&A, debt and equity capital markets offerings, and banking and finance transactions.
	Education:	Holds a Law degree from the Escuela Libre de Derecho and a Master´s degree in Law from Columbia University.

Luis Rubio Freidberg Independent Director	Born:	1955
	Gender:	Male
	Appointed to the board:	2017
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s committees:	Chairman of the corporate practices committee.
	Other public companies directorships:	The India Fund, Inc.
	Other current directorships:	Member of the boards of directors of Xanthus, the Halifax Security Forum, and Chairman of Mexico Evalúa Centro de Análisis de Políticas Públicas, A.C.

Career and experience:
He is the Chairman of Mexico Evalua-CIDAC, a think tank and analysis group for governmental operations, including technology, social and environmental topics, and former President of the Mexican Council on Foreign Relations, or COMEXI. In 1985, he received the APRA Award for Best Book, in 1993 the Dag Hammarskjöld Award, and in 1998 the National Journalism Award for in-depth articles. He is also a prolific commentator on international, economic and political issues. He authors a weekly column in the newspaper Reforma and his opinions frequently appear in The Washington Post, The Wall Street Journal and the Financial Times. He serves on several boards of directors and is the author and editor of fifty-two books, the most recent being ¡En sus Marcas! México hacia 2024. Before founding Mexico Evalua-CIDAC, in the 1970s, he was Citibank’s Planning Director and served as an advisor to the Secretary of Finance. He brings a global vision on financial, economic, political and social issues.

Education:	Holds a Bachelor´s degree in political science and public administration from Universidad Iberoamericana and a Master and Ph.D. in Political Science from Brandeis University and, McKinsey MMBA.

Series D Directors

John Murphy Director	Born:	1962
	Gender:	Male
	Appointed to the board:	2019
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other current directorships:	Member of the boards of directors of The Vanguard Group, The Coca-Cola Foundation and Engage.
	Coca-Cola FEMSA’s committees:	Member of the planning and finance committee.
	Career and experience:
He has served as President and Chief Financial Officer of The Coca-Cola Company since October 2022, prior to which he served as Chief Financial Officer since March 2019. He was President of The Coca-Cola Company’s Asia Pacific Group from 2016 to 2018, and previously served as President of the South Latin business unit from 2013 to 2016 and President of the Latin Center business unit from 2008 to 2012. Since 1998, when he began his career with The Coca-Cola Company, he has held various positions in general management, finance and strategic planning.

	Education:
Holds a Bachelor of Business Studies (Honors) from Trinity University in Dublin and a Diploma in Professional Accounting from the Trinity University College in Dublin. He qualified as a chartered accountant of the Association of Chartered Accountants in Ireland.

	Alternate director:	Stacy Lynn Apter

José Octavio Reyes Lagunes Director	Born:	1952
	Gender:	Male
	Appointed to the board:	2016
	Term:	Through the date of our annual shareholders meeting of 2026.
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

	Education:	He holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de Mexico and an MBA from ITESM.
	Alternate director:	Enrique Rapetti

Claudia Lorenzo Director	Born:	1968
	Gender:	Female
	Appointed to the board:	2025
	Term:	Through the date of our annual shareholders meeting of 2026.

Career and experience:
She is the Chief of Staff to the Chairman and Chief Executive Officer of The Coca-Cola Company. Prior to her current role, she served as President of the ASEAN and South Pacific Operating Unit from 2020 to 2024, overseeing 25 countries, including highly developed and developing markets in Southeast Asia and the South Pacific region. She joined The Coca-Cola Company in Latin America in 1994 and went on to hold a variety of roles across several positions in general management, where she successfully led growth, turnarounds, and innovations, setting bold visions and navigating change with bottler partners. She also led Public Affairs, Communication and Sustainability in Brazil, with vast experience with industry associations in Latin America and Asia, serving as President of the Board of Food and Beverages
Association.

	Education:	She holds a degree in journalism from Helio Alonso University (FACHA), and an Executive MBA with a focus in retail management from Instituto Brasileiro de Mercado de Capitais (IBMEC), both in Brazil.
	Alternate director:	Erin L. May

Jennifer Kay Mann Director	Born:	1972
	Gender:	Female
	Appointed to the board:	2023
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other current directorships:	Member of the boards of directors of Morehouse College, Fairlife LLC, American Beverage, Boys & Girls Club of America and Ronald McDonald House Charities.
Career and experience:
She is currently Corporate Executive Vice President of the The Coca-Cola Company and President of The Coca-Cola Company´s North America region. Most recently, she served as President of Global Ventures for The Coca-Cola Company and as Chief People Officer and Chief of Staff for The Coca-Cola Company Chairman and CEO James Quincey. Since joining The Coca-Cola Company in 1997, her leadership roles have included Vice President and General Manager of Coca-Cola Freestyle. She has successfully led high-performing teams at The Coca-Cola Company. She brings leadership and management experience.

	Education:	Holds a Bachelor’s degree in accounting from Georgia State University.
	Alternate director:	Mark Harris

Series L Directors

Victor Alberto Tiburcio Celorio Independent Director	Born:	1951
	Gender:	Male
	Appointed to the board:	2019
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s committees:	Chairman and Financial Expert of the Audit Committee.
	Other public companies directorships:	Member of the boards of directors of FEMSA, Grupo Palacio de Hierro, S.A.B. de C.V., Fresnillo, PLC and Grupo Nacional Provincial, S.A.B.
	Other directorships:
Member of the boards of directors of Profuturo Afore, S.A. de C.V., Grupo Financiero Scotiabank Inverlat, S.A. de C.V., TankRoom, S.A.P.I. de C.V. and member of the governing board of the Instituto Tecnológico Autónomo de México (“ITAM”) and governing council of Transparencia Mexicana, A.C.

Career and experience:
He is an independent consultant and was previously a partner of Mancera, S.C. (Ernst & Young Mexico), as well as its Managing Director for 13 years. He is qualified as a “financial expert” under the Sarbanes-Oxley Act. Due to his extensive background, he provides a broad knowledge of financial reporting, auditing, corporate governance, regulatory compliance and risk prevention to ensure the sustainable value of the organization. In addition, he has experience in the financial, consumer goods, retail and mining sectors as well as in Latin American markets through his involvement as a consultant to public and private companies.

	Education:	Holds a Bachelor´s degree in public accounting from Universidad Iberoamericana and an MBA from ITAM.
	Alternate Director:	Jaime A. El Koury (independent)

Olga Gonzalez Aponte Independent Director	Born:	1966
	Gender:	Female
	Appointed to the board:	2024
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s Committees:	Member of the Audit Committee.
	Other public companies directorships:	Member of the boards of directors of FEMSA and WM Technology, Inc.
Career and experience:
She is currently Chief Executive Officer and President of Wild Fork US., former Senior Vice President and Chief Financial Officer for Walmart México y Centroamerica. She has held international internal audit and Chief Financial Officer roles for Walmart, Inc. with expat assignments in Chile and Mexico. She has experience in public companies having served as director on the board of directors of Walmart de México y Centroamerica. She has extensive experience in the food and consumer goods industry, as well as knowledge of finance and auditing, risk management, corporate governance, as well as of the Latin American markets.

	Education:	She holds a bachelor’s degree in accounting from the Pontificia Universidad Católica de Puerto Rico and an MBA from Florida International University.

Amy Eschliman Independent Director	Born:	1973
	Gender:	Female
	Appointed to the board:	2023
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Other current directorships:	Member of the Keen Shoes advisory board.
Career and experience:
She is currently Chief Digital Officer at Crate & Barrel Holdings, Inc. She was formerly Managing Director at Google Cloud. Prior to Google, she was Senior Vice President of Customer Relationship Management and Senior Vice President of Digital Commerce at Sephora, Vice President of Digital Commerce at Pottery Barn, within WilliamsSonoma, Inc. Due to her background and leadership positions, she brings diverse skills and knowledge in the innovation, technology, information security and management sectors.

	Education:	She holds a BA in Economics from the University of California, Berkeley and an MBA from Harvard Business School.

The secretary of the board of directors is Alejandro Gil Ortiz and the alternate secretary of the board of directors is Camila Lopes Amaral Westin Pereira, our chief legal officer.

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
	Business experience with us:
He previously held various senior management positions in the company, including Chief Operating Officer of Brazil, and prior to that, Chief Operating Officer of Argentina. He also held the positions of Chief Financial Officer and Strategic Planning for the South America Division, Chief Financial Officer, Director of Planning and Corporate Affairs in the Mercosur Region, and Corporate Director of Finance and Treasury at Coca-Cola FEMSA. He is the President of our Sustainability Committee.

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
	Business experience with us:
He held various senior management positions in the company’s finance area, including Corporate Director of Finance and Treasury, Director of Planning and Finance for Latin America, and Chief Financial Officer for Coca-Cola FEMSA Colombia. In addition to his responsibilities as Chief Financial Officer, Gerardo supervises our supplier, risk management, and sustainable bonds strategies.He is a member of our Sustainability Committee.

	Education:	He holds a BA degree in Economics and a Master’s degree in Applied Statistics both from the ITESM.

Antonio Diaz-Caneja Guillen Chief Human Resources Officer	Born:	1978
	Gender:	Male
	Joined:	2003
	Appointed to current position:	2023
	Business experience with us:
With his experience dedicated to Human Resources at the company, he has overseen topics including employee well-being, talent development, and human rights in alignment with our sustainability strategies and goals. He has served as Corporate Compensation Manager, Corporate Labor Development Manager, Director of Organizational Effectiveness for Coca-Cola FEMSA Philippines, Corporate Director of Labor and Social Development, and Director of Human Resources in Colombia, and Director of Human Resources for our Latin America division. He is a member of our Sustainability Committee.

	Education:	Holds a BA degree in Business Administration and Management from the Universidad Iberoamericana.

Camila Lopes Amaral Chief Legal Officer	Born:	1981
	Gender:	Female
	Joined:	2007
	Appointed to current position:	2024
	Business experience with us:
Before assuming this role, she held several leadership positions in our company, including Legal & Corporate Affairs Director and Senior Legal Manager at our Brazilian subsidiary. She is a member of our Sustainability Committee.

	Other business experience:
She also served as Legal Director for the Brazilian Association of Soft Drink and Non-Alcoholic Beverage Industries (ABIR), where for 12 years she played a key role in shaping the industry’s legal and regulatory framework. She also worked at top-tier law firms, such as Lefosse Advogados (in association with Linklaters) and Lobo & de Rizzo Advogados, gaining extensive expertise in corporate law, governance, litigation and complex transactions.

	Education:
She holds a Law degree from Universidad Presbiteriana Mackenzie, a post-graduate specialization in civil procedural law from Pontificia Universidade Católica de São Paulo. Additionally, she has completed executive training programs in leadership, strategy and negotiation at institutions such as Harvard Business School, The Wharton School and Chicago Booth School of Business.

Catherine Nicole Reuben Hatounian Chief Corporate Affairs Officer	Born:	1971
	Gender:	Female
	Joined:	2014
	Appointed to current position:	2023
	Business experience with us:
Covering institutional and regulatory areas as well as sustainability issues, throughout her career at Coca-Cola FEMSA. Before assuming her current role, she held various positions including Director of Corporate Affairs for Coca-Cola FEMSA México, Corporate Director of Regulatory Affairs and Institutional Relations, and Manager of Corporate Affairs for Coca-Cola FEMSA Central America, with responsibilities in Guatemala, Nicaragua, Costa Rica, and Panama. She is a Vice-President of our Sustainability Committee.

	Other business experience:
Previously, Catherine was Executive Director of the Costa Rican-American Chamber of Commerce and worked in the Foreign Investment Promotion Agency of Costa Rica (CINDE) supporting companies interested in nearshoring opportunities.

	Education:
She holds a BA degree with a double major in Economics and Business Administration & Finance from Universidad Nacional de Costa Rica and has completed studies in Political Communication from Universidad San Judas Tadeo in Costa Rica, as well as a Sustainability Certificate from MIT.

Rafael Ramos Casas Chief Technical and Supply Chain Officer	Born:	1961
	Gender:	Male
	Joined:	1999
	Appointed to current position:	2018
	Business experience with us:
He held various positions within our Mexican operations. As part of his responsibilities as Chief Supply Chain and Supply Chain Officer, he leads our quality, environmental stewardship and operational safety strategy across our operations. He is a Vice-President of our Sustainability Committee.

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
	Business experience with us:
With his experience in the beverage industry, he previously served in several senior management positions, including President and Chief Operating Officer of the Philippines Operation, Director of Operations in Colombia, Managing Director of Central America, Argentina and Colombia, and Director of Strategic Planning for Latin America Region. He is a member of our Sustainability Committee.

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

	Education:	Holds a BS degree in Industrial Engineering from ITESM and has an MBA from the Universidad Adolfo Ibañez in Chile, and an Advanced Management Program, or AMP from the Universidad de Navarra, IESE.

Gabriel Coindreau Montemayor Chief Strategic Planning Officer	Born:	1970
	Gender:	Male
	Joined:	2000
	Appointed to current position:	2023
	Business experience with us:
With extensive strategic planning experience, he previously served in several strategic positions, including Corporate Director of Strategic Projects and Initiatives, Corporate Director of Planning and Organizational Development, Managing Director for Coca-Cola FEMSA Colombia and Central America, as well as various positions in the Corporate Strategic Planning and Human Resources Departments.

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

Ignacio Echevarría Mendiguren Chief Digital and Technology Officer	Born:	1967
	Gender:	Male
	Joined:	2018
	Appointed to current position:	2021
	Business experience with us:	Joined the company in 2018 as Information Technology Director.
	Other business experience:
He has extensive experience in the IT industry. He began his professional career as a technology consultant for consumer companies at Arthur Andersen. He has served as a board member for several startups and in the financial sector Banco Compartamos and the Gentera Foundation. He joined the beverage industry years ago where he has collaborated on digital transformation projects in 13 African countries (Equatorial Bottler Company), 15 European countries (Coca-Cola European Partners), and 10 countries in Latin America (Coca-Cola FEMSA).

	Education:	Holds a BS degree in Industrial Engineering from The School of Industrial Engineering of Barcelona and an MBA from EI Business School in Madrid.

Composition of the Board of Directors and Senior Management
Our board of directors is comprised of 16 board members and seven alternates, 70.0% of whom are men and 30.0% of whom are women. Of our senior management, 84.0% are men and 16.0% are women.
We have a corporate human resources policy that fosters equal opportunities and non-discrimination. This policy was approved by our board of directors and all of our employees are required to comply with it. Our chief human resources officer, Antonio Diaz-Caneja Guillen, is responsible for enforcing such policy.

Compensation of Directors and Officers

For the year ended December 31, 2024, the aggregate compensation paid to our senior management and senior executives was approximately Ps. 1,533 million. The aggregate compensation amount includes cash bonus awards and bonuses paid to our senior management and certain of our senior executives pursuant to our incentive plan for stock purchases. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”

The aggregate compensation for directors during 2024 was Ps.15.6 million. For each meeting attended in 2024, we paid US$13,000 to each director with foreign residence and nationality and US$9,000 to all other directors.

We paid US$5,000 to each of the members of the audit, finance and planning and the corporate practices committees per each meeting attended, and we paid US$6,500 to the chairman of the audit committee per meeting attended.

Our senior management and senior executives participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2024, amounts accrued for all employees under our pension and retirement plans were Ps. 5,084 million, of which Ps. 1,429 million are already funded.

Bonus Program

Cash-based payment bonus plan. This bonus plan is part of our short-term incentive plan for the benefit of all our executives, including senior management and senior executives. The program is based on a combination of global and individual key performance indicators established at the beginning of the year for each eligible participant in accordance with their level of responsibility. Starting in 2022, as instructed by the corporate practices committee, 50.0% of the annual bonus was based on our company’s evaluation metric the Economic Value Added, or EVA, methodology and the remaining 50.0% was based on individual performance.
Since 2023, the annual bonus has been calculated differently. Fifty percent of the annual bonus is evaluated based on certain annual targets established by our company regarding earnings before interest and taxes (“EBIT”) and working capital, and the other 50.0% remains evaluated based on individual performance.
The incentive plan target is expressed in months of salary and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as expenses in the income statement and are paid in cash the following year.

Share-based payment bonus plan. This stock bonus plan is part of our long-term incentive plan for the benefit of our senior management and senior executives. This plan uses as its main evaluation metric the EVA methodology. Under the EVA stock incentive plan, eligible senior executives and senior management are entitled to receive a special annual bonus in cash, after withholding applicable taxes, to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange, based on the executive’s level of responsibility in the organization. We make a cash contribution to the administrative trust (which is controlled and consolidated by FEMSA) in the amount of the individual executive’s special bonus. The administrative trust then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the corporate practices committee). The acquired shares are deposited in a trust, and the senior executives and senior management can access them one year after they are vested, at 1/3 per year over a three-year period. Seventy percent of the annual executive bonus under our stock incentive plan must be used to purchase our company’s shares and the remaining 30.0% must be used to purchase FEMSA shares.
During the years ended December 31, 2024, 2023 and 2022, the cash-based and share-based bonus expense amounted to Ps. 1,980 million, Ps. 1,283 million, and Ps. 1,853 million, respectively. See Note 16 to our consolidated financial statements.

Board Practices and Committees
Our bylaws state that the board of directors will meet at least four times a year to discuss our operating results and progress in achieving strategic objectives. It is the practice of our board of directors to meet following the end of each quarter. Our board of directors can also hold extraordinary meetings. See “Item 10. Additional Information—Bylaws.”
Under our bylaws, directors serve one-year terms although they continue in office for up to 30 days until successors are appointed. If no successor is appointed during this period, the board of directors may appoint interim members, who will be ratified or substituted at the next shareholders meeting after such event occurs. None of the members of our board of directors or senior executives of our subsidiaries has service agreements providing for benefits upon termination of employment.
Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The senior management and senior executives interact periodically with the committees to address management issues. The following are the three committees of the board of directors:
•Planning and Finance Committee. The planning and finance committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the planning and finance committee. Martín Felipe Arias Yaniz is the chairman of the planning and finance committee. The other members include: Ricardo Guajardo Touché, Federico José Reyes García, John Murphy, Amy Eschliman and Leroy Kim.

•Audit Committee. The audit committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, as well as overseeing risk management including in connection with sustainability, cybersecurity and tax. The audit committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the audit committee (such appointment and compensation being subject to the approval of our board of directors); the internal auditing function also reports to the audit committee. The audit committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the audit committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the audit committee and provide funding for ordinary administrative expenses incurred by the audit committee in the course of its duties. Victor Alberto Tiburcio Celorio is the chairman of the audit committee and the “audit committee financial expert.” Pursuant to the Mexican Securities Market Law, the chairman of the audit committee is elected at our shareholders meeting. The other members are Olga Gonzalez Aponte and Francisco Zambrano Rodríguez. Each member of the audit committee is an independent director, as required by the Mexican Securities Market Law and applicable NYSE listing standards.

•Corporate Practices Committee. The corporate practices committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer, senior management and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the corporate practices committee is Luis Rubio Freidberg. Pursuant to the Mexican Securities Market Law, the chairman of the corporate practices committee is elected at our shareholders meeting. The other members include Jaime A. El Koury and Luis A. Nicolau Gutiérrez.

Employees

As of December 31, 2024, our headcount was as follows: 64,652 in Mexico and Central America, and 52,067 in South America. In the headcount, we include non-employee workers. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2024	2023	2022
Executive employees	1,151	1,061	1,013
Non-executive employees	92,513	85,750	79,432
Non-employee workers (1)	23,055	17,430	16,766
Total	116,719	104,241	97,211

(1) Due to changes in the methodology for categorizing non-employee workers, figures reported for 2024 are not comparable with those reported for 2023 and 2022.

As of December 31, 2024, approximately 64.2% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 208 separate collective bargaining agreements with 111 labor unions. In general, we believe we have a good relationship with the labor unions throughout our operations. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.”

Share Ownership
None of our directors, alternate directors or senior management is the beneficial owner of more than 1.0% of any class of our capital stock. See Note 16.2 to our consolidated financial statements.

Insurance Policies for Employees
We maintain a number of different types of insurance policies for all employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain directors’ and officers’ insurance policies covering all directors and certain key senior executives for liabilities incurred in their capacities as directors and officers.
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

(1)    FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.86% of the voting stock of
FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca
Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: Banco Invex, S.A., as Trustee under Trust No. 3763 (controlled by the Garza Lagüera Gonda Family), Max Brittingham, Maia Brittingham, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Alepage, S.A. (controlled by the Garza Garza Family), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/411245 (controlled by the Garza Garza Family), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia María Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Garza, María Teresa Gual y Aspe, Alejandro Baillères Gual, Raúl Baillères Gual, Xavier Baillères Gual, Juan Pablo Baillères Gual, María Teresa Baillères Gual, Corbal, S.A. de C.V. (controlled by the Baillères Family), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by the Baillères Family), Max David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, Magdalena María Guichard Michel, Rene Cristobal Guichard Michel, Juan Bautista Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Banco Invex, S.A., as Trustee under Trust No. F/4165 (controlled by the Michel González Family). Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas Family), and BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas Family).
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
As of the date of this report, we had approximately 24,326,268 ADSs outstanding, representing 46.3% of the total amount of our units, or 46.3% of the total amount of our Series B shares and 46.3% of the total amount of our Series L shares, held by approximately 297 registered holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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
The Coca-Cola Memorandum
In connection with the acquisition of Panamco in 2003, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition. Although The Coca-Cola Memorandum has not been amended, we continue to develop our relationship with The Coca-Cola Company (i.e., through, inter alia, acquisitions and taking on new product categories), and we therefore believe that The Coca-Cola Memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The main terms are as follows:
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
FEMSA
We regularly engage in transactions with FEMSA and its subsidiaries, including sales of our products. The aggregate amount of these sales was Ps. 10,185 million, Ps. 8,453 million and Ps. 6,539 million in 2024, 2023 and 2022, respectively. Substantially all of these sales consist of sales to FEMSA Proximidad, which operates OXXO, the chain of convenience stores.
We also purchase products and receive services from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps. 7,196 million, Ps. 9,547 million and Ps. 10,129 million in 2024, 2023 and 2022, respectively. These amounts principally relate to assets such as coolers and services provided to us by FEMSA. In 2017, we renewed our service agreement with a subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, consulting and advisory services, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA, Solistica, S.A. de C.V. (“Solistica”), for the transportation of finished products from our bottling plants to our distribution centers within Mexico. In March 2024, we integrated certain of Solistica’s assets and employees into our Mexican operations, thus concluding the service agreement. Additionally, FEMSA, through its strategic businesses unit, provides logistics services to us in the countries where we operate.

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”
The Coca-Cola Company
We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from affiliates of The Coca-Cola Company. Total purchases from The Coca-Cola Company for concentrates were Ps. 54,502 million, Ps. 46,461 million and Ps. 43,717 million in 2024, 2023 and 2022, respectively. Our company and The Coca-Cola Company develop an annual marketing strategy to promote the sale and consumption of our products. In order to implement this strategy, we and The Coca-Cola Company first develop an allocation of marketing expenditures amongst ourselves, which we monitor and track during the year. At the end of the year, we review the actual marketing expenditures and pay or receive a reimbursement from The Coca-Cola Company in accordance with the agreed-upon allocation. Contributions received from The Coca-Cola Company were Ps. 2,012 million, Ps. 2,450 million and Ps. 1,170 million in 2024, 2023 and 2022, respectively. The Coca-Cola Company also makes contributions to us that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages.
In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements.
We purchase products from Jugos del Valle, a joint business acquired together with The Coca-Cola Company, in the amount of Ps. 4,763 million, Ps. 3,718 million and Ps. 3,234 million in 2024, 2023 and 2022, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of our product portfolio. As of the date of this report, we held a 28.2% interest in Jugos del Valle.
We purchase products from Leão Alimentos, a business acquired together with The Coca-Cola Company, in the amount of Ps. 112 million, Ps. 181 million and Ps. 215 million in 2024, 2023 and 2022, respectively, which is mainly related to certain juice-based beverages and teas that are part of our product portfolio. As of the date of this report, we held a 25.1% indirect interest in Leão Alimentos.

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
In Mexico, we purchase canned sparkling beverages from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which, as of the date of this report, we held a 26.5% equity interest. We purchased Ps. 989 million, Ps. 843 million and Ps. 577 million in canned sparkling beverages from IEQSA in 2024, 2023 and 2022, respectively. We also purchase sugar from Beta San Miguel and PIASA, both sugarcane producers in which, as of the date of this report, we held a 2.7% and 36.4% equity interest, respectively. We purchased Ps. 722 million, Ps. 917 million and Ps. 724 million in sugar from Beta San Miguel in 2024, 2023 and 2022, respectively. We purchased Ps. 2,718 million, Ps. 2,841 million and Ps. 2,841 million in sugar from PIASA in 2024, 2023 and 2022, respectively.
Other Related Party Transactions
José Antonio Fernández Carbajal, our chairman of the board of directors, is also a member of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.
See Notes 5.3 and 13 to our consolidated financial statements for more information on our related party transactions, including transactions with parties that fall within the related party definition pursuant to IFRS rules.
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
Legal Proceedings
We are party to various legal proceedings in the ordinary course of business, including in relation to antitrust, labor, tax and commercial matters. We believe we had appropriate provisions as required under IFRS for these legal proceedings as of December 31, 2024. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe could have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against us or that involve us or our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or in an aggregate basis would not have a material adverse effect on our consolidated financial condition or results. For further information, see Notes 24.7 and 24.8 to our consolidated financial statements.

For a description of other unsettled lawsuits with tax authorities and other parties, see Note 24.7 to our consolidated financial statements.

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

The NYSE trading symbol for the ADSs is “KOF” and the Mexican Stock Exchange trading symbol for our units is “KOF UBL.”
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
Shareholders Meetings
General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain specific matters as provided in the Mexican General Corporations Law, including: amendments to our bylaws, liquidation, dissolution, merger and transformation from one form of company to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of our equity securities with the National Securities Registry (Registro Nacional de Valores or “RNV”) maintained by the CNBV and the delisting of our equity securities from the Mexican Stock Exchange or any other foreign stock exchanges on which our equity securities may be listed, the amortization of distributable earnings into capital stock, and issuances of treasury shares for future subscription and payment. All other matters, including increases or decreases affecting the variable portion of our capital stock, are considered at an ordinary meeting.

Pursuant to Mexican law, an ordinary annual meeting must be held at least once each year (1) to consider the approval of our financial statements for the preceding fiscal year, (2) to determine the allocation of the profits of the preceding fiscal year and (3) to appoint, remove or ratify the members of our board of directors. The holders of Series A, Series D and Series B shares are entitled to vote in such ordinary annual meeting regarding all three matters mentioned above, and the holders of Series L shares are exclusively entitled to vote in relation to the appointment of members of the board of directors (i.e., up to three directors and their respective alternate directors). Further, any transaction to be entered into by us or our subsidiaries within the following fiscal year that represents 20.0% or more of our consolidated assets must be approved at an ordinary shareholders meeting at which holders of Series L shares are entitled to vote.

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
Dividend Rights
At the annual ordinary meeting of holders of Series A, Series B and Series D shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board of directors. Once the holders have approved the financial statements, they determine the allocation of our net income for the preceding year. Mexican law requires the allocation of at least 5.0% of net income to a legal reserve, which is not subsequently available for distribution until the amount of the legal reserve equals 20.0% of our capital stock. Thereafter, the holders of Series A, Series B and Series D shares may determine and allocate a certain percentage of net income to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net income is available for distribution in the form of dividends to the shareholders.
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
•postpone board of directors’ meetings for up to three days when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and
•require a matter to be discussed and voted upon by the full board of directors in the presence of the secretary of the board of directors.
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
Notwithstanding, the Mexican Securities Market Law provides that the members of the board of directors will not incur, individually or jointly, in liability for damages and losses caused to our company, when their acts were made in good faith, provided that (1) the directors complied with the requirements of the Mexican Securities Market Law and with our bylaws, (2) the decision-making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt, (3) the negative economic effects could not have been foreseen, based on the information available, and (4) the resolutions of the shareholders meeting were observed.
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
In July 2015, we executed certain agreements with DXC Technology (formerly Hewlett Packard) to provide technology services in all of our territories. In June 2024, these agreements were renewed until 2028. In addition, in December 2022, we executed a Central Computing Master Services Agreement for host and storage services which will be in force until December 2026.
In 2016 and 2017, we entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of our territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.
Since 1993 we have distributed and sold Heineken beer products in our Brazilian territories pursuant to our agreement with Heineken Brazil. This agreement was scheduled to expire in 2022. However, in February 2021, we entered into a new distribution agreement with Heineken Brazil that replaced our previous distribution agreement with Heineken Brazil. Pursuant to this new distribution agreement, we continue to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and added the premium brand Eisenbahn and other international brands to our portfolio and have ceased to sell and distribute Heineken and Amstel beer brands in most of our territories in Brazil. In addition, we now have the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The new distribution agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions. After entering into this new distribution agreement, we withdrew from a then-existing legal proceeding with Heineken and Heineken Brazil asserting the right to distribute the beer Kirin and waived all rights with respect to any awards or judgments resulting from such legal proceeding.
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
The U.S. dollar amount of dividends received by an individual U.S. holder of our units or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid to holders of our units or ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2024 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2025 taxable year.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S.

holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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
A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the ADSs or units against such U.S. holder’s federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the ADSs or units generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Mexican tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or disposition of the ADSs or units even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposed amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or units and any Mexican tax imposed on such sale or disposition.

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

U.S. Tax Consequences for Non-U.S. Holders
Taxation of Dividends and Capital Gains. Subject to the discussion below under United States Backup Withholding and Information Reporting, a holder of units or ADSs that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on the units or ADSs, or any gain realized on the sale of units or ADSs.
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
Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2024, we had total indebtedness of Ps. 73,697 million, of which 93.1% bore interest at fixed interest rates and 6.9% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2024, 28.6% (or 23.9% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in U.S. dollars is determined by reference to the Secured Overnight Financing Rate (“SOFR”). The interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the TIIE; the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR for its initials in Spanish; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Certificado de Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.
The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2024, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos, Uruguayan pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps. 20.2683 per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2024.
The table below also includes the fair value of total debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of notes payable is based on quoted market prices on December 31, 2024. As of December 31, 2024, the fair value represents a gain amount of Ps. 5,373 million.

Principal by Year of Maturity

	As of December 31, 2024															As of December 31, 2023
	2025		2026		2027		2028		2029		2030 and following years		Carrying value as of December 31, 2024		Fair value as of December 31, 2024	Total Carrying value
Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes) (1)	—		—		—		—		—		43,504		43,504		39,586	36,352
Interest Rate(2)	—%		—		—		—		—%		3.06%		3.06%			3.05%
U.S. dollars (Bank Loans)	138		—		—		—		—		—		138		138	140
Interest Rate(2)	6.73%		—%		—%		—%		—%		—%		6.73%			6.74%
Mexican pesos (Certificados Bursátiles)	—		—		8,495		9,961		5,492		—		23,948		22,490	23,946
Interest Rate(2)	—%		—%		7.87%		7.36%		9.95%		—%		8.13%			8.13%
Brazilian reais (Bank Loans)	—		—		—		—		—		—		—		—	21
Interest Rate(2)	—%		—%		—%		—%		—%		—%		—%			6.90%
Colombian pesos (Bank Loans)	345		—		—		—		—		—		345		345	—
Interest Rate(1)	10.39%		—%		—%		—%		—%		—%		10.39%			—%
Uruguayan pesos (Bank Loans)	46		—		—		—		—		—		46		46	—
Interest Rate(2)	10.75%		—%		—%		—%		—%		—%		10.75%			—%
Argentine pesos (Bank Loans)	638		—		—		—		—		—		638		638	73
Interest Rate(2)	50.11%		—%		—%		—%		—%		—%		50.11%			130.00%
Euros (Bank Loans)	—		—		—		—		—		—		—		—	15
Interest Rate(2)	—%		—%		—%		—%		—%		—%		—%			17.60%
Total Fixed Rate	1,167	—	—	—	8,495	—	9,961	—	5,492	—	43,504	—	68,619	—	63,243	60,547

	As of December 31, 2024															As of December 31, 2023
	2025		2026		2027		2028		2029		2030 and following years		Carrying value as of December 31, 2024		Fair value as of December 31, 2024	Total Carrying value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
Mexican pesos (Certificados Bursátiles)	1,727		2,928		—		—		—		—		4,655		4,659	4,653
Interest Rate(2)	10.53%		10.45%		—%		—%		—%		—%		10.48%			11.57%
Brazilian reais (Bank Loans)	6		3		—		—		—		—		9		8	14
Interest Rate(2)	9.08%		9.08%		—%		—%		—%		—%		9.08%			8.88%
Colombian pesos (Bank Loans)	414		—		—		—		—		—		414		414	—
Interest Rate(1)	10.36%		—%		—%		—%		—%		—%		10.36%
Total Variable Rate	2,147	—	2,931	—	—	—	—	—	—	—	—	—	5,078	—	5,081	4,667
Total Debt	3,314		2,931		8,495		9,961		5,492		43,504		73,697		68,324	65,214

	As of December 31, 2024							As of December 31, 2023
	2025	2026	2027	2028	2029 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)							1,171
Notional to pay	—	—	7,048	—	6,650	13,697		13,697
Notional to receive	—	—	7,094	—	7,236	14,330		11,944
Interest pay rate	—	—	9.67%		7.50%	8.62%		8.62%
Interest receive rate	—	—	4.00%	—	2.67%	3.33%		3.33%
Cross-Currency Swaps (Brazilian reais)							3,099
Notional to pay	—	4,389	1,656	—	7,687	13,732		14,640
Notional to receive	—	5,067	2,027	—	9,729	16,823		14,022
Interest pay rate	—	15.30%	11.29%	—	8.03%	10.75%		11.53%
Interest receive rate	—	2.12%	2.75%	—	2.75%	2.56%		2.56%
Cross-Currency Swaps (Colombian pesos)							227
Notional to pay	—	953	—	—	—	953		916
Notional to receive	—	1,184	—	—	—	1,184		987
Interest pay rate	—	6.26%	—	—	—	6.26%		6.26%
Interest receive rate	—	2.75%	—	—	—	2.75%		2.75%
Interest Rate Swap (U.S. dollars)					10,134	10,134	(1,784)	8,447
Interest pay rate	—	—	—	—	L6m + 0.0947%, SOFR + 0.2593%	L6m + 0.0947%, SOFR + 0.2593%		L6m+0.0947%, SOFR +0.2593
Interest rate receive	—	—	—	—	1.85%	1.85%		1.85%

(1)    We have used interest rate derivatives that have been designated as fair value hedge relationships to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “market value gain (loss) in financial instruments” in the period in which they occur. Since 2022, the Company is applying fair value hedging to the hedged portion of the 1.850% Senior Notes of US$705 million, which are linked to an interest rate swap. The hedging gain or loss adjusts the carrying amount of the hedged item and will be recognized in the consolidated income statements under “market value gain (loss) in financial instruments.” For the years ended on December 31, 2024 and 2023, the Company recorded in the consolidated income statements a gain of Ps. 383 million and a loss of Ps. 371 million, respectively. As of December 31, 2024 and 2023 the carrying value of the 1.850% Senior Note of US$705 million is being reduced by an amount of Ps. 1,659 million and Ps. 1,277 million respectively, stemming from the impacts of fair value hedging.
(2) Interest rates are weighted average contractual annual rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our variable-rate financial instruments held during 2024 would have increased our interest expense by Ps. 204 million, or 3.4% over our interest expense of 2024, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2024, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency in 2024

Currency	%
Mexican peso	48.6%
Brazilian real	26.5%
Central America (1)	11.1%
Colombian peso	7.5%
Argentine peso	4.5%
Uruguayan peso	1.8%

(1)    Includes Guatemalan Quetzales, Nicaraguan Cordobas, Costa Rican Colones and Panamanian Balboas.

As of December 31, 2024, 20.9% of our consolidated costs of goods sold are denominated in or linked to the U.S. dollar. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2024, we entered into forwards to hedge part of our Mexican peso, Brazilian real, Colombian peso, Uruguayan peso, Costa Rica colon and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. We selectively hedge our exposure to the U.S. dollar with respect to certain local currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. These instruments are considered hedges for accounting purposes. As of December 31, 2024, 59.1% of our indebtedness was denominated in Mexican pesos, 19.2% in Brazilian reais, 18.3% in U.S. dollars, 2.4% in Colombian pesos 0.9% in Argentine pesos and 0.1% in Uruguayan pesos (including the effects of our derivative contracts as of December 31, 2024, including cross currency swaps from U.S. dollars to Mexican pesos, U.S. dollars to Brazilian reais and U.S. dollar to Colombian pesos). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. During 2024, we hedged our net investment in foreign operations, as described in Note 19 of our consolidated financial statements. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”
A hypothetical and instantaneous 10.0% depreciation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2024, would have resulted in a foreign exchange gain of Ps. 160 million, based on our U.S. dollar-denominated indebtedness, cross-currency swap agreements and U.S. dollar cash balance.
As of April 4, 2025, the currencies of all the countries where we operate have appreciated or depreciated relative to the U.S. dollar compared to December 31, 2024 as follows:

	Exchange Rate As of April 4, 2025	Depreciation or (Appreciation)
Mexico	20.49	-1.75%
Guatemala	7.72	0.12%
Nicaragua	36.62	—%
Costa Rica	508.27	(0.87)%
Panama	1.00	—%
Colombia	4,130.01	(6.33)%
Brazil	5.78	(6.70)%
Argentina	1,076.00	4.26%
Uruguay	42.53	(3.50)%

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the Mexican peso as of December 31, 2024, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Colombia	724
Brazil	6,472
Argentina	769
Central America (1)	2,913
Uruguay	425

(1)    Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk
As of December 31, 2024, we did not have any equity derivative agreements.
Commodity Price Risk
During 2024, we entered into futures contracts to hedge the cost of sugar and aluminum in Brazil, we entered into forward contracts to hedge the cost of sugar in Colombia and Uruguay, swap contracts to hedge the cost of aluminum in Mexico, Brazil, Colombia, Guatemala and Uruguay, swap contracts to hedge the cost of diesel in Guatemala and swap contracts to hedge the cost of PET resin in Mexico. The notional value of the sugar hedges was Ps. 5,762 million as of December 31, 2024, with a negative fair value of Ps. 322 million with maturities in 2025, 2026 and 2027. The notional value of the aluminum hedges was Ps. 828 million as of December 31, 2024, with a positive fair value of Ps. 31 million with maturities in 2025. See Note 19.4 to our consolidated financial statements.
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
Direct and indirect reimbursements by the depositary
The depositary may reimburse us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses may include listing fees, fees payable to service providers for the distribution of material to ADR holders and dividend fees. For the year ended December 31, 2024, this amount was US$1.7 million.
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15.    Disclosure Controls and Procedures
(a)    Evaluation of Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting in connection with the preparation of our consolidated financial statements as of December 31, 2024. There are inherent limitations to the effectiveness of any control systems, including the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even an effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”), our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was not effective as of December 31, 2024. Management has identified material weaknesses with respect to ineffective IT general controls (ITGCs) over (i) financial accounting systems and (ii) payroll system, managed by an affiliate. Despite the deficiencies described below, we have concluded that our consolidated financial statements included in this annual report were not affected by any material misstatement.

(b)    Annual Report of Management on Internal Control Over Financial Reporting

According to the COSO— Integrated Framework (2013), a material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's consolidated financial statements will not be prevented or detected on a timely basis.

We have identified material weaknesses in internal control related to ineffective ITGCs related to (i) user access controls and (ii) program change management controls process over certain information technology systems that support the Company's financial accounting and payroll system managed by an affiliate.

These material weaknesses arose during 2024, mainly as a result of partially migrating from an ERP system to a new ERP system that supports financial accounting processes, due to the efforts and inherent risks of a system migration. The Company did not adequately: (i) grant and monitor user access controls including privileged accounts; (ii) maintain proper and timely documentation covering the monitoring of the activities performed by privileged accounts; and (iii) maintain adequate program change management controls over new IT systems. In addition, certain user accesses to the payroll system managed by an affiliate. Despite the identified material weaknesses, no material errors were identified in our consolidated financial statements as of December 31, 2024.

After identifying the material weaknesses and before presenting this Annual Report, we implemented certain compensating controls, performed a risk assessment and performed detail procedures for the year ended December 31, 2024. Management is committed to the continuous improvement of the Company’s internal control over financial reporting.

Remediation Plan and Activities

In response to the identified material weaknesses, our management, under the supervision of our Audit Committee, has developed and has implemented a remediation plan designed to ensure that control deficiencies will be remediated, such that our controls are designed, implemented, and operating effectively.

As of the date of this Annual Report, management has made, and continues to make changes to remediate the control deficiencies through actions that include but are not limited to: (i) maintaining sufficient user access controls to information systems and applications at an individual user level including privilege accounts; (ii) maintaining proper and timely documentation of the monitoring of the activities performed by privileged accounts, (iii) maintaining adequate program change management controls over IT systems.

Control activities are preventive and detective, and include authorizations, approvals, verifications, reconciliations of the activities performed versus the authorized activities, reviews, and segregation of duties. These have already been implemented or are in process of implementation as part of the remediation plan, including the improvement of existing internal controls.

These measures are expected to improve the ITGCs that support the Company's financial accounting systems and payroll system managed by an affiliate. Management will continue to devote significant efforts to these remediation processes and may adjust the plan as necessary.

(c)    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect errors. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the Internal Control — Integrated Framework (2013) issued by COSO, our management concluded that the Company did not maintain effective internal control over the ITGCs that support the Company’s financial reporting processes as of December 31, 2024. Despite the identified material weaknesses, no material errors were identified in the financial information disclosed in our consolidated financial statements.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by Mancera, S.C., a registered independent public accounting firm, as stated in their report included in this document.

(d)    Changes in Internal Control Over Financial Reporting
Except for the material weaknesses and remediation activities mentioned, there were no changes in the Company's internal control over financial reporting during 2024 that materially affected those controls.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on Internal Control Over Financial Reporting

We have audited Coca Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Coca Cola FEMSA, S.A.B. de C.V. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in the information technology general controls (“ITGC’s”) over IT systems related to user access and change management that supports the Company’s (i) financial accounting systems and (ii) the payroll system, which is operated by an affiliate, as of December 31, 2024. As a result, the business process controls, application controls and manual controls dependent on information derived from such systems were determined to be ineffective.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2024, and the related notes. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 9, 2025, which expressed an unqualified opinion thereon.

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
April 9, 2025

(d) Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16.A.    Audit Committee Financial Expert
Our shareholders and our board of directors have designated Victor Alberto Tiburcio Celorio, an independent director as required by the Mexican Securities Market Law and applicable NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16.A. See “Item 6. Directors, Senior Management and Employees—Directors.”
Item 16.B.    Code of Ethics
We have adopted a code of ethics, within the meaning of this Item 16.B of Form 20-F under the Exchange Act. Our code of ethics applies to members of our board of directors, employees and all persons acting on behalf of Coca-Cola FEMSA, as well as any third party with which Coca-Cola FEMSA engages. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. In accordance with our code of ethics, we have developed a whistleblower system available to our employees, suppliers and the general public, to which complaints may be reported.

Item 16.C.    Principal Accountant Fees and Services
Audit and Non-Audit Fees
In the last three fiscal years, there have been no changes to our external auditors. The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023	2022
	(in millions of Mexican pesos)
Audit fees	101	96	80
Audit-related fees	20	8	17
Tax fees	10	6	10
Other Fees	10	—	—
Total fees	141	110	107

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

All Other Fees. Other fees in the above table are fees billed by Ernst & Young for services provided other than the services reported in former paragraphs of this Item. During 2024, we received non-audit services related to the fairness opinion based on specific financial information. For the years of 2023 and 2022, there were no other fees.
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
Item 16.E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We did not directly purchase any of our equity securities in 2024. The following table presents purchases of units consisting of 3 Series B shares and 5 Series L shares in 2024 by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”
Purchases of Equity Securities

	Total Number of Units Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Unit	Total Number of Units Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
Total	904,246	152.8263	—	—

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

Item 16.H.    Mine Safety Disclosure
Not applicable.
Item 16.J. Insider Trading Policies
We have adopted an insider trading policy and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees. See Exhibit 97.2 - Policies for Trading KOF’s Securities.

Item 16.K. Cybersecurity
Risk Management and Strategy

Our cybersecurity risk management program includes development, implementation and improvement of policies and procedures to safeguard confidentiality, integrity and availability of information and critical data and systems (“cybersecurity risk management program”), to ensure regulatory, contractual and operational compliance.

Our cybersecurity risk management program identifies cybersecurity risks, and evaluates their nature and severity, as well as identifies mitigations and assesses the impact of those mitigations on residual risk. The cybersecurity risk management program consists of our information security policy, guidelines and standards.

Our cybersecurity risk management program was developed in accordance with, and aligned to, international standards, best practices and worldwide frameworks such as the International Organization for Standardizations (ISO) 27001 and the National Institute of Standards and Technology Cyber Security Framework (NIST) SP 800-53, among others, reflecting our commitment to upholding the highest benchmark of information security and resilience.

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

Exhibit 2.4
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

Exhibit 2.5
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

Exhibit 2.6
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

Exhibit 2.7
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

Exhibit 2.8
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

Exhibit 8.1	Significant Subsidiaries.
Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 9, 2025.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 9, 2025.
Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 9, 2025.
Exhibit 15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.
Exhibit 17.1	Issuer of Guaranteed Securities.
Exhibit 97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 12, 2024 (File No. 1-12260)).
Exhibit 97.2	Policies for Trading KOF's Securities.

* Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the SEC .
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
Date: April 9, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V., and subsidiaries (“the Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards , as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 9, 2025, expressed an adverse opinion thereon..

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion..

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Impairment Tests for Cash-Generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets – Colombia
Description of the Matter
At December 31, 2024, the Company has distribution rights, goodwill and other indefinite lived intangible assets with an aggregate carrying value of approximately $3,638 million allocated to Colombia. The related disclosures are included in Note 2.3.1.1, Note 3.14 and Note 11 to the consolidated financial statements, and distribution rights, goodwill and other indefinite lived intangible assets are tested for impairment annually at the cash generating unit (CGU) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.
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

Furthermore, we assessed the adecuacy of the related disclosures provided in Note 2.3.1.1, Note 3.14 and Note 11 to the consolidated financial statements.

/s/ Mancera, S.C.
A member practice of
Ernst & Young Global Limited

We have served as the Company’s auditor since 2008.
Mexico City, Mexico
April 9, 2025

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
At December 31, 2024 and 2023
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. )

	Note	December 2024 (1)	December 2024	December 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$ 1,572	Ps. 32,779	Ps. 31,060
Trade receivables, net	5	893	18,620	17,749
Inventories	6	674	14,059	11,880
Recoverable income tax	23	112	2,340	2,244
Other recoverable taxes	23	213	4,443	3,181
Other current financial assets	7	45	946	567
Other current assets	7	93	1,945	1,057
Total current assets		3,602	75,132	67,738
NON CURRENT ASSETS
Investments accounted for using the equity method	8	491	10,233	9,246
Right-of-use assets, net	9	143	2,989	2,388
Property, plant and equipment, net	10	4,765	99,381	78,730
Intangible assets, net	11	4,885	101,876	101,162
Deferred tax assets	23	298	6,209	7,771
Other non-current financial assets	12	321	6,702	792
Other non-current assets	12	262	5,464	5,693
Total non-current assets		11,165	232,854	205,782
TOTAL ASSETS		$ 14,767	Ps. 307,986	Ps. 273,520
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	17	$ 69	Ps. 1,443	Ps. 88
Current portion of non-current debt	17	90	1,871	52
Current portion of lease liabilities	9	43	889	752
Interest payable		40	835	764
Suppliers		1,619	33,774	27,351
Other current liabilities	24	771	16,080	13,589
Income tax payable		65	1,354	2,139
Other taxes payable		442	9,213	8,142
Other current financial liabilities	24	82	1,712	2,039
Total current liabilities		3,221	67,171	54,916
NON-CURRENT LIABILITIES
Bank loans and notes payable	17	3,375	70,383	65,074
Post-employment and other non-current employee benefits	15	233	4,867	3,560
Non-current portion of lease liabilities	9	110	2,295	1,769
Deferred tax liabilities	23	207	4,317	3,321
Other non-current financial liabilities	24	184	3,831	5,464

Provisions	24	134	2,788	3,270
Other non-current liabilities	24	86	1,793	2,441
Total non-current liabilities		4,329	90,274	84,899
TOTAL LIABILITIES		7,549	157,445	139,815
EQUITY
Common stock		99	2,060	2,060
Additional paid-in capital		2,185	45,560	45,560
Retained earnings		5,129	106,959	96,003
Other equity instruments		(120)	(2,505)	(2,283)
Accumulated other comprehensive income		(415)	(8,646)	(14,315)
Equity attributable to equity holders of the parent		6,877	143,428	127,025
Non-controlling interest in consolidated subsidiaries	20	341	7,113	6,680
TOTAL EQUITY		7,218	150,541	133,705
TOTAL LIABILITIES AND EQUITY		$ 14,767	Ps. 307,986	Ps. 273,520
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements
For the years ended December 31, 2024, 2023 and 2022
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. ) except for earnings per share amounts

	Note	2024 (1)	2024		2023		2022

Net sales		$13,379	Ps.	279,030	Ps.	244,264	Ps.	226,222
Other operating revenues		37	763		824		518
Total revenues		13,416	279,793		245,088		226,740
Cost of goods sold		7,243	151,057		134,228		126,440
Gross profit		6,173	128,736		110,860		100,300
Administrative expenses		656	13,678		12,820		11,263
Selling expenses		3,568	74,423		63,278		57,718
Other income	18	202	4,217		1,981		1,473
Other expenses	18	237	4,936		3,253		2,456
Interest expense	17	361	7,532		7,102		6,500
Interest income		146	3,040		3,188		2,411
Foreign exchange gain (loss), net		15	304		(1,046)		(324)
Gain on monetary position for subsidiaries in hyperinflationary economies		10	216		93		536
Market value gain (loss) on financial instruments	19	3	67		169		(672)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,727	36,011		28,792		25,787
Income taxes	23	564	11,768		8,781		6,547
Share in the profit of equity accounted investees, net of income taxes	8	15	306		215		386
Consolidated net income		$1,177	Ps.	24,549	Ps.	20,226	Ps.	19,626
Attributable to:
Equity holders of the parent		1,138	Ps.	23,729	Ps.	19,536	Ps.	19,034
Non-controlling interest		39	820		690		592
Consolidated net income		$1,177	Ps.	24,549	Ps.	20,226	Ps.	19,626
Earnings per share- Equity holders of the parent (U.S. dollars and Mexican pesos):

Basic controlling interest net income	22	0.07	1.41		1.16		1.13
Diluted controlling interest net income	22	0.07	1.41		1.16		1.13
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3
The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2024, 2023 and 2022
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. )

	Note	2024 (1)	2024	2023	2022
Consolidated net income		$ 1,177	Ps. 24,549	Ps. 20,226	Ps. 19,626
Other comprehensive income, net of income tax
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of income tax	19	72	1,512	(389)	(1,448)
Financial instruments held to maturity		2	38	101	—
Exchange differences on the translation of foreign operations and associates		229	4,774	(5,789)	(2,685)
Other comprehensive income to be reclassified to profit or loss in subsequent periods		303	6,324	(6,077)	(4,133)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(12)	(260)	(198)	(54)
Re-measurements of the net defined benefit liability, net of income taxes	15	(43)	(907)	153	328
Other comprehensive income not to be reclassified to profit or loss in subsequent periods		(56)	(1,167)	(45)	274
Total other comprehensive (loss), net of income tax		247	5,157	(6,122)	(3,859)

Attributable to:
Equity holders of the parent		261	5,447	(5,711)	(3,792)
Non-controlling interest		(14)	(290)	(411)	(67)
Total other comprehensive (loss), net of income tax		247	5,157	(6,122)	(3,859)

Consolidated comprehensive income for the year, net of income tax		$ 1,424	Ps. 29,706	Ps. 14,104	Ps. 15,767

Attributable to:
Equity holders of the parent		$ 1,399	Ps. 29,176	Ps. 13,825	Ps. 15,242
Non-controlling interest		25	530	279	525
Consolidated comprehensive income for the year, net of income tax		$ 1,424	Ps. 29,706	Ps. 14,104	Ps. 15,767

(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022
In millions of Mexican pesos ( Ps. )

	Note	Common stock	Additional paid-in capital	Retained earnings	Other equity instruments	Valuation of the effective portion of derivative financial instruments	Exchange differences on translation of foreign operations and associates	Remeasurements of the net defined benefit liability	Equity attributable to equity holders of the parent	Non-controlling interest	Total equity
Balances as of January 1, 2022		2,060	45,560	81,037	(2,133)	1,224	(4,958)	(1,240)	121,550	6,022	127,572
Consolidated net income		—	—	19,034	—	—	—	—	19,034	592	19,626
Other comprehensive (loss) income, net of income tax		—	—	—	(54)	(1,344)	(2,722)	328	(3,792)	(67)	(3,859)
Total comprehensive (loss) income, net of income tax		—	—	19,034	(54)	(1,344)	(2,722)	328	15,242	525	15,767
Dividends declared	21	—	—	(11,407)	—	—	—	—	(11,407)	(56)	(11,463)
Balances as of December 31, 2022		2,060	45,560	88,664	(2,187)	(120)	(7,680)	(912)	125,385	6,491	131,876
Consolidated net income		—	—	19,536	—	—	—	—	19,536	690	20,226
Other comprehensive (loss) income, net of income tax		—	—	(12)	(96)	(343)	(5,425)	165	(5,711)	(411)	(6,122)
Total comprehensive (loss) income, net of income tax		—	—	19,524	(96)	(343)	(5,425)	165	13,825	279	14,104
Dividends declared	21	—	—	(12,185)	—	—	—	—	(12,185)	(90)	(12,275)
Balances as of December 31, 2023		2,060	45,560	96,003	(2,283)	(463)	(13,105)	(747)	127,025	6,680	133,705
Consolidated net income		—	—	23,729	—	—	—	—	23,729	820	24,549
Other comprehensive (loss) income, net of income tax		—	—		(222)	1,410	5,166	(907)	5,447	(290)	5,157
Total comprehensive (loss) income, net of income tax		—	—	23,729	(222)	1,410	5,166	(907)	29,176	530	29,706
Dividends declared	21	—	—	(12,773)	—	—	—	—	(12,773)	(97)	(12,870)
Balances as of December 31, 2024		Ps. 2,060	Ps.45,560	Ps.106,959	Ps.(2,505)	Ps.947	Ps.(7,939)	Ps.(1,654)	Ps.143,428	Ps.7,113	Ps.150,541

The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
In millions of U.S. dollars ($) and in millions of Mexican pesos ( Ps. )

	Note	2024 (1)	2024	2023	2022
OPERATING ACTIVITIES:
Income before income taxes		$ 1,741	Ps. 36,317	Ps. 29,007	Ps. 26,173
Adjustments for:
Non-cash operating expenses		111	2,325	79	471
Depreciation	10	490	10,221	8,919	8,997
Depreciation right-of-use assets	9	44	921	776	660
Amortization	11	47	985	836	768
Amortization prepaid expenses		41	852	887	890
Gain on sale of long-lived assets, net	18	(7)	(137)	(94)	(250)
Loss on the retirement of long-lived assets	18	23	482	186	177
Loss on the retirement of intangible assets		2	50	1	—
Share of the (profit) of associates and joint ventures accounted for using the equity method, net of income taxes	8	(15)	(306)	(215)	(386)
Interest income		(146)	(3,040)	(3,188)	(2,411)
Interest expense	17	361	7,532	7,102	6,500
Foreign exchange loss (income), net		(15)	(304)	1,046	324
Non-cash movements in post-employment and other non-current employee benefits obligations		15	310	338	299
Impairment on equity investments		—	—	143	—
Monetary position gain, net		(10)	(216)	(93)	(536)
Market value (gain) loss on financial instruments	19	(3)	(67)	(169)	672
Increase / decrease:
Accounts receivable and other current assets		(110)	(2,299)	(1,605)	(3,420)
Other current financial assets		(91)	(1,897)	(573)	(514)
Inventories		(106)	(2,215)	(779)	(179)
Suppliers and other accounts payable		247	5,146	3,742	3,420
Other liabilities		(54)	(1,132)	403	(424)
Employee benefits paid	15	(28)	(585)	(544)	(483)
Other taxes		(40)	(829)	1,384	41
Income taxes paid		(464)	(9,672)	(5,300)	(5,298)
Net cash flows generated from operating activities		Ps. 2,035	Ps. 42,442	Ps. 42,289	Ps. 35,491
INVESTING ACTIVITIES:
Business acquisition and mergers, net of cash acquired		—	—	—	(2,356)
Interest collected		146	3,040	3,188	2,411
Acquisitions of property, plant and equipment	10	(1,148)	(23,944)	(19,613)	(16,756)
Proceeds from insurance recoveries and sale of long-lived assets (2)		23	476	178	323
Acquisitions of intangible assets	11	(89)	(1,848)	(1,019)	(979)
Other non-current assets		(18)	(384)	(1,603)	(1,698)
Dividends received from investments in associates and joint ventures	8	1	19	79	16
Investments in other entities and financial assets		(36)	(751)	(1,280)	(558)
Net cash flows used in investing activities		$ (1,122)	Ps. (23,392)	Ps. (20,070)	Ps. (19,597)
FINANCING ACTIVITIES:
Proceeds from borrowings	17	67	1,394	151	6,089
Repayments of borrowings	17	(1)	(28)	(8,401)	(8,432)

Interest paid		(223)	(4,660)	(4,537)	(4,724)
Dividends paid		(617)	(12,870)	(12,275)	(11,463)
Interest paid on lease liabilities	17	(17)	(349)	(278)	(139)
Payments of leases	17	(41)	(856)	(690)	(631)
Financing instruments		(109)	(2,273)	(322)	(1,547)
Net cash flows used in financing activities		$ (942)	Ps. (19,642)	Ps. (26,352)	Ps. (20,847)
Net (decrease) in cash and cash equivalents		(28)	(592)	(4,133)	(4,953)
Cash and cash equivalents at the beginning of the period		1,489	31,060	40,277	47,248
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies		111	2,311	(5,084)	(2,018)
Cash and cash equivalents at the end of the period		$ 1,572	Ps. 32,779	Ps. 31,060	Ps. 40,277

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2) As of December 31, 2024, the Company recognized an insurance collection of Ps. 245 related to the write-offs of long-lived assets.

The accompanying notes are an integral part of these consolidated statements of cash flows.

Notes to the Consolidated Statements
For the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2024	Ownership percentage 2023
Propimex, S. de R.L. de C.V.	Distribution	Mexico	100.0%	100.0%
Controladora Interamericana de Bebidas, S. de R. L. de C.V.	Holding	Mexico	100.0%	100.0%
Spal Industria Brasileira de Bebidas, S.A.	Production and distribution	Brazil	84.4%	84.4%
Servicios Refresqueros del Golfo y Bajio, S. de R.L. de C.V.	Production	Mexico	100.0%	100.0%
Embotelladora Mexicana de Bebidas Refrescantes, S. de R.L. de C.V.	Production	Mexico	100.0%	100.0%

Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Ian Marcel Craig García and Chief Financial Officer Gerardo Cruz Celaya. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on March 20, 2025 and by the Shareholders meeting on April 8, 2025. The accompanying consolidated financial statements were approved for issuance in the Company´s annual report on form 20-F by the
Company´s Chief Executive Officer and Chief Financial Officer on April 9, 2025 and subsequent events have been considered through that date (see Note 27).
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
2.2.3 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps. ”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2024 and the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2024 were converted into U.S. dollars at the exchange rate of Ps. 20.8557 per U.S. dollar as published by the Federal Reserve Bank of New York at the last date in 2024 for which information is available. This arithmetic conversion should not be construed a representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate, in addition, numeric figures shown as dollar totals may not be an arithmetic aggregation of preceding figures due to rounding. As of March 14, 2025 (the last date for which information is available before the issuance of these financial statements) such exchange rate was Ps. 19.8545 per U.S. dollar, an appreciation of 5.0% since December 31, 2024.

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

These calculations are corroborated by valuation multiples or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.14 and 11.

2.3.1.2 Tax, labor and legal contingencies and provisions
The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 24.5. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies, accrues a provision and/ or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

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

The amount of uncertain income tax positions is included in Note 24.7.

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
For each acquisition, management’s judgment is exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGUs' cash flows, in the computation of weighted average cost of capital (“WACC”) and estimation of inflation during the operation of intangible assets with indefinite life, mainly, distribution rights.
2.4 Changes in accounting policies
The Company has applied the following amendments to the standards on January 1, 2024.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

As a result of implementing the amendments, the Company has provided additional disclosures about its supplier finance arrangement. Please refer to Note 19.8.5.

2.5 Financial impacts arising from Floods and Hurricanes in Mexico and Brazil

For the years ended on December 31, 2024 and 2023, the Company encountered significant impacts because some natural disasters such as hurricanes and flooding, which affected its operations in certain plants of Mexico and Brazil. These natural disasters had repercussions on both its facilities including inventories and property, plant and equipment, supply chain and therefore business activity, which have influenced the reported financial outcomes of both years.

In Mexico, the effects of Hurricane Otis in 2023 and Hurricane John in 2024 affected the Company's facilities located in Acapulco, Guerrero. The consequences of these natural disasters included material damage to inventories of raw material and finished products as well as property, plant and equipment and buildings, that needed to be restore. In Brazil, the heavy rainfall and flooding in Rio Grande do Sul affected the facilities at the Porto Alegre plant, resulting in temporary interruptions in production and distribution, the material damage to inventories of raw material and finished products as well as property, plant and equipment and buildings, that needed to be restore.

In both cases, to maintain product supply in the region, operations were restructured, leading to an increase in logistical costs. For both events, insurance claims were activated, and the progress of agreements led to the recognition of recoveries that partially mitigated the economic impacts.

As of December 31, 2024, write-offs originated by damaged assets, additional expenses incurred, as well as the insurance recoveries received until as of December 31, 2024 are recorded as follows:

	Note	Write-off for damaged assets
Inventories	6	613
Property, plant & equipment	10	1,081
Additional expense & losses		1,612
Subtotal		3,306
Insurance recovery (1)	18	(1,669)
Total		1,637

(1) As of December 31, 2024, the Company recorded an accounts receivable of Ps. 334 in then “other sundry accounts receivable” caption, reflecting the outstanding cash flow from the insurance recovery, the net cash flow received was of Ps. 1,335, of which Ps. 1,090 are associated to operating activities and Ps. 245 to investing activities.
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

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intra-group assets and liabilities, equity, revenues, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
		Average Exchange Rate for			Exchange Rate as of December 31,
Country or Zone	Functional currency	2024	2023	2022	2024	2023
Mexico	Mexican peso	1.00	1.00	1.00	1.00	1.00
Guatemala	Quetzal	2.36	2.27	2.60	2.63	2.16
Costa Rica	Colon	0.04	0.03	0.03	0.04	0.03
Panama	Balboa	18.30	17.77	20.13	20.27	16.89
Colombia	Colombian peso	0.005	0.004	0.005	0.005	0.004
Nicaragua	Cordoba	0.50	0.49	0.56	0.55	0.46
Argentina	Argentine peso	0.02	0.07	0.16	0.02	0.02
Brazil	Real	3.39	3.56	3.90	3.27	3.49
Uruguay	Uruguayan peso	0.45	0.46	0.49	0.46	0.43
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

The Company restates the financial information of its Argentinian subsidiary using the Consumer Price Index (“CPI”) of such country.

The (“FACPCE”) (Federacion Argentina de Consejos Profesionales de Ciencias Economicas) approved on September 29, 2018 and published on October 5, 2018, a resolution which defines, among other things, that the index price to determine the restatement coefficient (Based on a series that applies the (“CPI”) from January with the Wholesale Domestic Price Index (“WDPI) until this date, and computing November and December 2015 using the CPI- of Ciudad del Gran Buenos Aires (“CGBA”) variation).
As of December 31, 2024, 2023, and 2022, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2022-2024	Type of Economy	Cumulative Inflation 2021-2023	Type of Economy	Cumulative Inflation 2020-2022	Type of Economy
Mexico	17.6%	Non-hyperinflationary	21.1%	Non-hyperinflationary	19.4%	Non-hyperinflationary
Guatemala	15.7%	Non-hyperinflationary	17.3%	Non-hyperinflationary	18.0%	Non-hyperinflationary
Costa Rica	6.9%	Non-hyperinflationary	9.5%	Non-hyperinflationary	12.4%	Non-hyperinflationary
Panama	3.8%	Non-hyperinflationary	6.7%	Non-hyperinflationary	3.1%	Non-hyperinflationary
Colombia	30.0%	Non-hyperinflationary	30.6%	Non-hyperinflationary	21.4%	Non-hyperinflationary
Nicaragua	21.2%	Non-hyperinflationary	26.3%	Non-hyperinflationary	23.1%	Non-hyperinflationary
Argentina	1221.0%	Hyperinflationary	815.6%	Hyperinflationary	300.3%	Hyperinflationary
Brazil	16.0%	Non-hyperinflationary	21.8%	Non-hyperinflationary	21.7%	Non-hyperinflationary
Uruguay	20.1%	Non-hyperinflationary	22.9%	Non-hyperinflationary	27.9%	Non-hyperinflationary
3.5 Cash and cash equivalents
Cash consists of deposits in bank accounts which generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed income investments (overnight), both with maturities of three months or less and their carrying values approximate fair value.
The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 7.2). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.
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
Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2024, 2023 and 2022 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 1, Ps. 1 and Ps. —, respectively.
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
3.7.3 Fair value hedge
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
3.7.4 Hedge of net investment in a foreign business
The Company designates certain derivatives as a hedge of its net investment in foreign operations and applies hedge accounting to foreign currency differences arising between the functional currency of its investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding. Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences on the translation of foreign operations and associates, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of a net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on disposal within the consolidated income statement. During 2022, the Company designated certain derivatives as a hedge for its net investment in foreign operations and applied hedging accounting to foreign currency differences that arose between the functional currency of its foreign investments and the controlling company's functional currency (Mexican peso). As of December 31, 2024 and 2023, the Company does not have net investment hedges in foreign operations.
3.8 Fair value measurement
The Company measures financial instruments, such as derivatives, and certain non-financial assets such as trust assets of labor obligations at fair value at each balance sheet date. Also, fair values of bank loans and notes payable measured at amortized cost are disclosed in Note 17.
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

Costs of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance and inspection.

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
Prepaid assets principally consist of, advertising, promotional and insurance premiums paid in advance, and are recognized as other current assets at the time of the cash disbursement, and are derecognized from the consolidated statement of financial position and recognized in the appropriate consolidated income statement caption when the risks and rewards of the related goods have been transferred to the Company or services have been received, respectively.
The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These prepaid costs are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in the consolidated income statement as incurred.

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract and deducted from the Net sales as consideration payable to customers. During the years ended December 31, 2024, 2023 and 2022, such amortization aggregated to Ps. 258, Ps. 304 and Ps. 295, respectively.

3.11 Investments accounted for using the equity method
3.11.1 Investments in associates

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but without control over those policies. Upon loss of significant influence over the associate, the Company remeasures the related asset and any gain or loss is recognized in the consolidated net income. Any residual amount is recognized at fair value.

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
Upon loss of joint control over the joint venture, the Company remeasures the related asset and any gain or loss is recognized in the consolidated net income. Any residual amount is recognized at fair value.
As of December 31, 2024 and 2023 the Company did not have any interests in joint operations.

3.11.3 Investment in Venezuela

The Company accounts for its investment in Venezuela using fair value through OCI using Level 3 inputs. In 2024, the Company recognized a fair value loss on the investment of Ps. 296. As of December 31, 2024, 2023 and 2022 the fair value of Venezuela investment was Ps. 0. and the accumulated losses recognized in the “other equity instruments” amounted for Ps. 2,073, Ps. 1,777 and Ps. 1,613 respectively.
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
The estimated useful lives of the Company’s principal assets are as follows:

	2024	2023
Buildings	20 - 50	20 - 50
Machinery and equipment	5 - 25	5 - 25
Distribution equipment	4 - 14	4 - 14
Refrigeration equipment	7 - 10	7 - 10
Returnable bottles	1.5 - 4	1.5 - 4
Other equipment	3 - 10	3 - 10
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
•Returnable: bottles are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost. Depreciation of returnable bottles is computed using the straight-line method over their estimated useful lives.

There are two types of returnable bottles:
◦Those that are in the Company’s control within its facilities, plants and distribution centers; and
◦Those that are in the Company’s control but have been placed in the hands of customers.
Returnable bottles that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains control and ownership. These bottles are monitored by sales personnel during periodic visits to customers and the

Company has the right to charge any breakage identified to the customer. Bottles that are not subject to such agreements are expensed when placed in the hands of customers.
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

As of December 31, 2024, the Company had four bottler agreements in Mexico: (i) Valley of Mexico territory, which is up for renewal in June 2033, (ii) Southeast territory, which is up for renewal in June 2033, (iii) Bajio territory, which is up for renewal in May 2025 and (iv) Golfo territory, which is up for renewal in May 2025. As of December 31, 2024, the Company had one bottler agreement in Brazil, which is up for renewal in October 2027. As of December 31, 2024, the Company had three bottler agreements in Guatemala, which are up for renewal in March 2035 (one contract) and April 2028 (two contracts).
In addition the Company had one bottler agreement in each country which is up for renewal as follows: Argentina, which is up for renewal in September 2034; Colombia, which is up for renewal in June 2034; Panama, which is up for renewal in November 2034; Costa Rica, which is up for renewal in September 2027; Nicaragua, which is up for renewal in May 2026, and Uruguay, which is up for renewal in June 2028.
As of December 31, 2024 the Venezuela investee had one bottler agreement, which is up for renewal in August 2026.
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
Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed. That is, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible. For the years ended December 31, 2024, 2023 and 2022 there was no impairment related to goodwill recognized.
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

The lease liability is initially measured at the present value of future lease payments to be made over the lease term. Such payments are discounted using the incremental borrowing rate (“IBR”) of the Company, when the Company cannot readily determine the interest rate implicit in its leases. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

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

The Company recognizes a provision for a loss contingency when it is probable (i.e. more likely than not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized, see Note 24.5.

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
For defined benefit retirement plans and other non-current employee benefits, such as the Company’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All re-measurements effects of the Company’s defined benefit obligation such as actuarial gains and losses and return on plan assets are recognized directly in “OCI”. The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated income statements. The Company presents net interest cost within interest expense in the consolidated income statements. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits and seniority premiums through irrevocable trusts of which the employees are named as beneficiaries, which serve to decrease the funded status of such plans’ related obligations.

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

The Federal Labor Law establishes a limit on the amount to be paid for profit sharing to employees, which indicates that the amount of PTU assigned to each employee may not exceed the equivalent of three months of the employee’s current salary, or the average PTU received by the employee in the previous three years, whichever is greater. If the PTU determined is less than or equal to this limit, the PTU will be determined by applying 10% of the individual company taxable income. If the PTU determined exceeds this limit, the limit would apply and this should be considered the PTU for the period.
3.19 Revenue recognition
The Company recognizes revenue when it has transferred to the customer control over the good sold or the service rendered. Control refers to the ability of the customer to direct and obtain substantially all the transferred product’s benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred product. Coca-Cola FEMSA’s management applies the following considerations to analyze the moment in which the control of the good sold or the service is transferred to the customer:
•Identify the contract (written, oral or an implied contract in accordance with to the customary business practices).
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
•The customer controls the related assets, even if the Company improves them;
•The revenues can be measured reliably; and
•It is probable that economic benefits will flow to the Company.

Sources of Revenue	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Sale of products	Ps. 279,030	Ps. 244,264	Ps. 226,222
Services rendered	77	23	15
Other operating revenues	686	801	503
Revenue from contracts with customers	Ps. 279,793	Ps. 245,088	Ps. 226,740

Variable consideration
The Company estimates the amount of consideration to which it be entitled in exchange for transferring the goods to the customer. Some contracts include promotions, discounts or any other variable payments that may be granted to the customers. These estimates are based on the commercial agreements entered with the customers and on the historical performance for the customer.

Sales discounts are considered variable consideration and are reflected in the customer’s invoice. Discounts are recorded at the moment of sale (sales are recorded net of discounts).

In the wholesaler channel, products are sold at a discount based on volume, considering total sales during certain period. Revenues on these sales are recognized based on the price established in the agreement, net of variable consideration for discounts for estimated volume. The Company uses its accumulated experience to estimate discounts, using the expected value method.

Significant financing component

There is not a significant financing component due to the fact that the majority of sales are made in cash for the retail channel or on credit period of 0-90 days for the wholesalers.
Contracts costs.
As disclosed on Note 3.10, the incremental costs for obtaining a customer contract are recognized as an asset if the Company expects to recover those costs. The incremental costs are those incurred to obtain a contract and that would not be incurred if the contract had not been obtained. The Company recognizes these costs as incurred in the consolidated income statement when the associated revenue is realized in a period equal to or less than one year. The contract costs, are amortized on a straight-line basis over the terms of the related revenue contracts, reflecting how the goods and services are transferred to the client.
3.20 Administrative and selling expenses
Administrative expenses include labor costs (salaries and other benefits, like PTU of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.
Selling expenses include:
•    Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, depreciation of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment.
•    Sales: labor costs (salaries and other benefits including “PTU”) and sales commissions paid to sales personnel;
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
In Mexico, the income tax rate was 30% for 2024, 2023 and 2022, and currently Management has no reason to believe that the tax rate will change in the foreseeable future. The tax rates for other countries is disclosed in Note 23.3.
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
3.22 Share-based payments transactions
Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments. Under this stock incentive plan, eligible executive officers and senior management are entitled to receive a special annual bonus in cash, after withholding applicable taxes, to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange. This plan uses the Economic Value Added “EVA” result achieved, and their individual performance as its main evaluation metric. The Company makes a cash contribution to the administrative trust (which is controlled and consolidated by FEMSA) in the amount of the individual executive’s special bonus. The administrative trust then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares or options (as instructed by the Corporate Practices Committee). The acquired shares are deposited in a trust, and the executive officers and senior management can access them one year after they are vested at 33% per year over a three-year period. Seventy percent of the annual executive bonus under the Company’s stock incentive plan must be used to purchase our company’s shares and the remaining thirty percent must be used to purchase FEMSA shares. During the years ended December 31, 2024, 2023 and 2022, no stock options were granted to executives.

This incentive plan is accounted for as equity settled transaction, net of cash contributions made by the Company. The award of equity instruments is granted for a fixed monetary value.

Share-based payments to employees are measured at the fair value of the equity instruments at the grant date and accounted as equity contributions from FEMSA. The cash contributions made by the Company are accounted as reduction to the equity contributions. Any excess of cash contributions made is recorded as a financial asset (See Note 12.1). The fair value determined at the grant date of the share-based payments is recognized as expense based on the graded vesting method over the three-year vesting period.
3.23 Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its shares. As described in Note 22, the Company has potentially dilutive shares and therefore presents its basic and diluted earnings per share. Basic EPS is calculated by dividing the consolidated net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is calculated by dividing the consolidated net income attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Earnings per share for all periods are adjusted to give effect to capital contributions, debt issuance, share splits or reverse share splits if they occur during any of periods presented and subsequent to the latest balance sheet date until the issuance date of the consolidated financial statements.

Note 4. Cash and Cash Equivalents
For the purposes of the consolidated statement of cash flows, cash includes cash on hand and in banks and cash equivalents, including short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period consist of the following:

	2024	2023
Cash and bank balances	Ps. 3,300	Ps. 6,101
Cash equivalents (see Note 3.5)	29,479	24,959
Total	Ps. 32,779	Ps. 31,060
Note 5. Trade Receivables, Net

	2024	2023
Trade receivables	Ps. 15,912	Ps. 15,022
The Coca-Cola Company (related party) (See Note 13)	491	378
Loans to employees	85	76
FEMSA and subsidiaries (related parties) (See Note 13)	867	1,460
Other sundry accounts receivable (1)	2,134	1,390
Allowance for expected credit losses	(869)	(577)
	Ps. 18,620	Ps. 17,749
(1) This amount includes Ps. 334 from the pending insurance recovery.

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
Because less than 1.7% of the trade receivables is unrecoverable, the Company does not have any customers classified as “high risk” which would be eligible to have special management conditions for the credit risk. As of December 31, 2024, the Company does not have a representative group of customers directly related to the expected credit loss.
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
The carrying value of trade receivables approximates its fair value as of December 31, 2024 and 2023.
The Company recognizes an allowance for expected credit losses at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar credit loss patterns.

5.2 Changes in the allowance for expected credit losses

For the years ended as of December 31, 2024, 2023 and 2022, the Company had an allowance for Ps. 869, Ps. 577 and Ps. 538, respectively.

For the years ended as of December 31, 2024, 2023 and 2022, changes in allowance for expected credit losses are comprised of the following:

	2024	2023	2022
Balance at the beginning of the year	Ps. 577	Ps. 538	Ps. 531
Allowance for the year	117	29	14
Charges and write-offs of uncollectible accounts	170	23	38
Effects of changes in foreign exchange rates	5	(13)	(45)
Balance at the end of the year	Ps. 869	Ps. 577	Ps. 538

5.3 Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain marketing and promotional programs through contributions that are recognized as a reduction of selling expenses. For the years ended December 31, 2024, 2023 and 2022 contributions received were Ps. 2,012, Ps. 2,450, and Ps. 1,170, respectively.
Note 6. Inventories

	2024	2023
Finished products	Ps. 7,124	Ps. 6,293
Raw materials	4,452	3,624
Non strategic spare parts	1,538	1,004
Inventories in transit	210	107
Packing materials	400	538
Other	335	314
	Ps. 14,059	Ps. 11,880

For the years ended as of December 31, 2024, 2023 and 2022, the Company recognized write-downs of its inventories for Ps. 660, Ps. 165 and Ps. 80, respectively to net realizable value. Please refer to Note 2.5 for further information regarding the impacts of the flooding events in Mexico and Brazil.
For the years ended as of December 31, 2024, 2023 and 2022, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2024	2023	2022
Finished goods and work in progress	Ps. 35,313	Ps. 28,682	Ps. 25,073
Raw materials and packing materials	96,847	90,919	85,171
Total	Ps. 132,160	Ps. 119,601	Ps. 110,244
Note 7. Other Current Assets and Other Current Financial Assets
7.1 Other Current Assets:

	2024	2023
Prepaid expenses	Ps. 1,775	Ps. 902
Agreements with customers, net of accumulated amortization	132	126
Others	38	29
	Ps. 1,945	Ps. 1,057
Prepaid expenses as of December 31, 2024 and 2023 are as follows:

	2024	2023
Advances to suppliers	Ps. 1,720	Ps. 789
Advertising and promotional expenses paid in advance	30	96
Prepaid insurance	25	17
	Ps. 1,775	Ps. 902
Advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2024, 2023 and 2022, were Ps. 4,827 Ps. 4,691 and Ps. 3,983 respectively.
7.2 Other Current Financial Assets:

	2024	2023
Restricted cash (1)	Ps. 349	Ps. 304
Derivative financial instruments (See Note 19)	597	263
	Ps. 946	Ps. 567
(1)Restricted cash in Brazil is held in U.S. dollars and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.
Note 8. Investments in Other Entities
As of December 31, 2024 and 2023 the investment in other entities is comprised of the following:

	2024	2023
Investment in Associates and Joint Ventures	Ps. 10,233	Ps. 9,246

Details of the investment in associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2024	2023	2024	2023
Joint ventures:
Planta Nueva Ecología de Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	50.0%	Ps. 1,392	Ps. 1,139
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%	818	808
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%	239	223

Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%	3,654	3,454
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	28.2%	28.2%	3,466	2,831
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	25.1%	25.1%	212	298
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Canned bottling	Mexico	26.5%	26.5%	195	215
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%	91	99
Alimentos de Soja S.A.U.	Beverages	Argentina	10.7%	10.7%	48	23
Others	Various	Various	Various	Various	118	156
					Ps. 10,233	Ps. 9,246
Accounting method:
(1) The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

During 2024 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") for an amount of Ps. 19.

During 2024 and 2023 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for an amount of Ps. 482, and Ps. 466 and sold shares for an amount of Ps. 24 on 2023. Also our ownership decreased due to a corporate restructuring.

During 2024 and 2023 the Company made capital contributions to Planta Nueva Ecología de Tabasco S.A. de C.V. for an amounts of Ps. 320, and Ps. 506, respectively. There were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2023 the Company received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. ("PIASA") for an amount of Ps. 79.

During 2023, the Company recognized an impairment on its investment in Alimentos de Soja S.A.U. for an amount of Ps. 143 recognized in the South America segment.
During 2022 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") for the amount of Ps. 16.

For the years ended December 31, 2024, 2023 and 2022 the equity earnings recognized for associates were Ps. 294, Ps. 25, and Ps. 194, respectively.
For the years ended December 31, 2024, 2023 and 2022 the equity earnings recognized for joint ventures were Ps.12 Ps. 190 and Ps. 192, respectively.

Note 9. Leases

For the years ended as of December 31, 2024 and 2023, the change in the Company’s right-of-use assets, is as follows:

	2024	2023
Balance at beginning of the period	Ps. 2,388	Ps. 2,069
Additions	1,046	586
Remeasurements	792	812
Disposals	(417)	(271)
Depreciation	(921)	(776)
Hyperinflationary economies effect	11	6
Effects of changes in foreign exchange rates	90	(38)
Balance at end of the period	Ps. 2,989	Ps. 2,388

As of December 31, 2024 and 2023, the lease liabilities are integrated as follows:

	2024	2023
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps. 1,175	Ps. 966
One to three years	1,811	1,386
More than three years	1,294	1,353
Total undiscounted lease liabilities on December 31	Ps. 4,280	Ps. 3,705
Lease liabilities included in the statement of financial position on December 31	3,184	2,521
Current	Ps. 889	Ps. 752
Non-Current	Ps. 2,295	Ps. 1,769

For the years ended as of December 31, 2024 and 2023, the change in the Company’s lease liabilities, is as follows:

	2024	2023
Balance at beginning of the period	Ps. 2,521	Ps. 2,135
Additions	1,046	586
Remeasurements	792	812
Disposals	(417)	(277)
Payments	(856)	(690)
Foreign exchange effects	7	(20)
Effects of changes in foreign exchange rates	91	(25)
Balance at end of the period	Ps. 3,184	Ps. 2,521

The total lease payments during 2024, 2023 and 2022 were Ps. 1,205, Ps. 968, and Ps. 763, respectively; out of which, Ps. 349, Ps. 278, and Ps. 132, represented the interest expense reported in the consolidated income statements for the years ended on December 31, 2024, 2023 and 2022, respectively.

The expenses for the low value assets and short-term leases reported in the consolidated income statements recognized in operating expenses for the years ended on December 31, 2024, 2023 and 2022 were Ps. 238, Ps. 190 and Ps. 116, respectively.

As of December 31, 2024, 2023 and 2022 the weighted average incremental borrowing rate was 11.25%, 10.18% and 9.29%, respectively.

Note 10. Property, plant & equipment.

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2022	Ps. 5,230	Ps. 19,074	Ps. 41,177	Ps. 20,129	Ps. 19,433	Ps. 6,734	Ps. 886	Ps. 1,298	Ps. 113,961
Additions (1)	267	38	399	939	4,123	12,641	26	294	18,727
Additions from business combinations	36	289	365	126	8	482	—	—	1,306
Transfer of completed projects in progress	139	1,477	4,248	2,485	645	(9,023)	27	2	—
Disposals	(18)	(209)	(858)	(1,072)	(381)	—	(27)	(9)	(2,574)
Effects of changes in foreign exchange rates	(424)	(1,157)	(3,225)	(1,277)	(1,708)	(438)	(15)	(172)	(8,416)
Changes in value on the recognition of inflation effects	Ps. 222	Ps. 735	Ps. 2,474	Ps. 536	Ps. 849	Ps. 7	Ps. —	Ps. —	Ps. 4,823
Cost as of December 31, 2022	Ps. 5,452	Ps. 20,247	Ps. 44,580	Ps. 21,866	Ps. 22,969	Ps. 10,403	Ps. 897	Ps. 1,413	Ps. 127,827

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2023	Ps. 5,452	Ps. 20,247	Ps. 44,580	Ps. 21,866	Ps. 22,969	Ps. 10,403	Ps. 897	Ps. 1,413	Ps. 127,827
Additions (1)	1	27	211	855	2,782	15,939	—	297	20,112
Transfer of completed projects in progress	72	1,506	5,415	2,346	2,110	(11,109)	(331)	(9)	—
Disposals	(8)	(44)	(1,071)	(1,245)	(270)	(2)	—	(3)	(2,643)
Effects of changes in foreign exchange rates	(475)	(1,908)	(4,788)	(1,298)	(2,155)	(550)	(51)	(116)	(11,341)
Changes in value on the recognition of inflation effects	177	592	1,895	400	655	128	—	—	3,847
Cost as of December 31, 2023	Ps. 5,219	Ps. 20,420	Ps. 46,242	Ps. 22,924	Ps. 26,091	Ps. 14,809	Ps. 515	Ps. 1,582	Ps. 137,802

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2024	Ps. 5,219	Ps. 20,420	Ps. 46,242	Ps. 22,924	Ps. 26,091	Ps. 14,809	Ps. 515	Ps. 1,582	Ps. 137,802
Additions (1)	492	644	646	1,670	2,619	21,023	7	346	27,447
Transfer of completed projects in progress	360	995	7,753	1,565	2,215	(12,897)	7	2	—
Disposals (2)	(8)	(82)	(1,591)	(1,042)	(455)	—	(17)	(186)	(3,381)
Effects of changes in foreign exchange rates	100	234	840	485	1,112	289	(1)	(16)	3,043
Changes in value on the recognition of inflation effects	278	978	3,141	813	1,325	188	—	—	6,723
Cost as of December 31, 2024	Ps. 6,441	Ps. 23,189	Ps. 57,031	Ps. 26,415	Ps. 32,907	Ps. 23,412	Ps. 511	Ps. 1,728	Ps. 171,634

(1) Total includes Ps. 3,503, Ps. 499 and Ps. 1,971 outstanding payment to suppliers, as of December 31, 2024, 2023 and 2022 respectively.
(2) This amount includes write-off for damaged assets. For more information see note 2.5

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2022	Ps. —	Ps. (5,498)	Ps. (20,378)	Ps. (12,300)	Ps. (12,676)	Ps. —	Ps. (395)	Ps. (531)	Ps. (51,778)
Depreciation for the year	—	(835)	(3,331)	(1,437)	(3,234)	—	(25)	(135)	(8,997)
Disposals	—	194	854	936	306	—	26	7	2,323
Effects of changes in foreign exchange rates	—	340	2,193	860	1,274	—	7	143	4,817
Changes in value on the recognition of inflation effects	—	(244)	(1,605)	(354)	(745)	—	(5)	(34)	(2,987)
Accumulated depreciation as of December 31, 2022	Ps. —	Ps. (6,043)	Ps. (22,267)	Ps. (12,295)	Ps. (15,075)	Ps. —	Ps. (392)	Ps. (550)	Ps. (56,622)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2023	Ps. —	Ps. (6,043)	Ps. (22,267)	Ps. (12,295)	Ps. (15,075)	Ps. —	Ps. (392)	Ps. (550)	Ps. (56,622)
Depreciation for the year	—	(555)	(3,101)	(1,844)	(3,256)	—	(15)	(148)	(8,919)
Disposals	—	26	825	1,260	261	—	—	1	2,373
Effects of changes in foreign exchange rates	—	640	3,087	793	1,783	—	117	114	6,534
Changes in value on the recognition of inflation effects	—	(218)	(1,264)	(291)	(649)	—	(2)	(14)	(2,438)
Accumulated depreciation as of December 31, 2023	Ps. —	Ps. (6,150)	Ps. (22,720)	Ps. (12,377)	Ps. (16,936)	Ps. —	Ps. (292)	Ps. (597)	Ps. (59,072)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2024	Ps. —	Ps. (6,150)	Ps. (22,720)	Ps. (12,377)	Ps. (16,936)	Ps. —	Ps. (292)	Ps. (597)	Ps. (59,072)
Depreciation for the year	—	(584)	(3,538)	(2,029)	(3,878)	—	(12)	(180)	(10,221)
Disposals	—	67	1,233	940	365	—	14	185	2,804
Effects of changes in foreign exchange rates	—	(183)	(281)	(316)	(818)	—	—	(13)	(1,611)
Changes in value on the recognition of inflation effects	—	(382)	(2,105)	(494)	(1,122)	—	(6)	(44)	(4,153)
Accumulated depreciation as of December 31, 2024	Ps. —	Ps. (7,232)	Ps. (27,411)	Ps. (14,276)	Ps. (22,389)	Ps. —	Ps. (296)	Ps. (649)	Ps. (72,253)

Carrying Amount	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
As of December 31, 2022	Ps. 5,452	Ps. 14,204	Ps. 22,313	Ps. 9,571	Ps. 7,894	Ps. 10,403	Ps. 505	Ps. 863	Ps. 71,205
As of December 31, 2023	Ps. 5,219	Ps. 14,270	Ps. 23,522	Ps. 10,547	Ps. 9,155	Ps. 14,809	Ps. 223	Ps. 985	Ps. 78,730
As of December 31, 2024	Ps. 6,441	Ps. 15,957	Ps. 29,620	Ps. 12,139	Ps. 10,518	Ps. 23,412	Ps. 215	Ps. 1,079	Ps. 99,381

Note 11. Intangible Assets

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Balance as of January 1, 2022	Ps. 76,139	Ps. 22,909	Ps. 1,192	Ps. 6,960	Ps. 375	Ps. 1,102	Ps. 108,677
Purchases (1)	—	—	—	46	1,138	4	1,188
Additions from business combinations	1,116	205	—	17	—	—	1,338
Transfer	—	—	—	65	(158)	93	—
Disposals	—	—	—	(775)	—	—	(775)
Effect of movements in exchange rates	(756)	144	(150)	(51)	(13)	(70)	(896)
Changes in value on the recognition of inflation effects	—	—	—	—	—	80	80
Cost as of December 31, 2022	Ps. 76,499	Ps. 23,258	Ps. 1,042	Ps. 6,262	Ps. 1,342	Ps. 1,209	Ps. 109,612

Balance as of January 1, 2023	Ps. 76,499	Ps. 23,258	Ps. 1,042	Ps. 6,262	Ps. 1,342	Ps. 1,209	Ps. 109,612
Purchases (1)	—	—	4	385	963	25	1,377
Transfer	(224)	—	224	307	(708)	401	—
Disposals	—	(2)	—	(1)	—	(61)	(64)
Effect of movements in exchange rates	(1,568)	(916)	44	(77)	(30)	(158)	(2,705)
Changes in value on the recognition of inflation effects	—	—	—	—	—	70	70
Cost as of December 31, 2023	Ps. 74,707	Ps. 22,340	Ps. 1,314	Ps. 6,876	Ps. 1,567	Ps. 1,486	Ps. 108,290

Balance as of January 1, 2024	Ps. 74,707	Ps. 22,340	Ps. 1,314	Ps. 6,876	Ps. 1,567	Ps. 1,486	Ps. 108,290
Purchases (1)	—	—	30	223	1,224	628	2,105
Transfer	—	—	—	637	(835)	198	—
Disposals	—	—	(50)	(21)	—	—	(71)
Effect of movements in exchange rates	(85)	(328)	15	39	3	25	(331)
Changes in value on the recognition of inflation effects (2)	—	—	—	256	(5)	(118)	133
Cost as of December 31, 2024	Ps. 74,622	Ps. 22,012	Ps. 1,309	Ps. 8,010	Ps. 1,954	Ps. 2,219	Ps. 110,126

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Accumulated amortization
Balance as of January 1, 2022	Ps. (745)	Ps. —	Ps. —	Ps. (4,946)	Ps. —	Ps. (812)	Ps. (6,503)
Amortization expense	—	—	—	(522)	—	(246)	(768)
Disposals	—	—	—	775	—	—	775
Effect of movements in exchange rate	—	—	—	96	—	5	101
Changes in value on the recognition of inflation effects	—	—	—	(94)	—	(1)	(95)
Balance as of December 31, 2022	Ps. (745)	Ps. —	Ps. —	Ps. (4,691)	Ps. —	Ps. (1,054)	Ps. (6,490)
Amortization expense	—	—	—	(518)	—	(318)	(836)
Disposals	—	—	—	—	—	59	59
Effect of movements in exchange rate	—	—	—	205	—	12	217
Changes in value on the recognition of inflation effects	—	—	—	(78)	—	—	(78)
Balance as of December 31, 2023	Ps. (745)	Ps. —	Ps. —	Ps. (5,082)	Ps. —	Ps. (1,301)	Ps. (7,128)
Amortization expense	—	—	—	(778)	—	(207)	(985)
Disposals	—	—	—	21	—	—	21
Effect of movements in exchange rate	—	—	—	(68)	—	39	(29)
Changes in value on the recognition of inflation effects - amortization	—	—	—	(129)	—	—	(129)
Balance as of December 31, 2024	Ps. (745)	Ps. —	Ps. —	Ps. (6,036)	Ps. —	Ps. (1,469)	Ps. (8,250)

Balance as of December 31, 2022	Ps. 75,754	Ps. 23,258	Ps. 1,042	Ps. 1,571	Ps. 1,342	Ps. 155	Ps. 103,122
Balance as of December 31, 2023	Ps. 73,962	Ps. 22,340	Ps. 1,314	Ps. 1,794	Ps. 1,567	Ps. 185	Ps. 101,162
Balance as of December 31, 2024	Ps. 73,877	Ps. 22,012	Ps. 1,309	Ps. 1,974	Ps. 1,954	Ps. 750	Ps. 101,876

The Company’s intangible assets such as technology costs and management systems are subject to amortization with a range in useful lives from 3 to 12 years.
For the year ended December 31, 2024, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 17, Ps.147 and Ps. 821, respectively.
For the year ended December 31, 2023, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 12, Ps.93 and Ps.731, respectively.
For the year ended December 31, 2022, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 13, Ps.84 and Ps.671, respectively.

(1) Total includes Ps. 257, Ps. 359 and Ps. 209 outstanding payment to suppliers, as of December 31, 2024, 2023 and 2022 respectively.
(2) Until closing of 2023, the changes in value on the recognition of inflation effects were recognized in other amortizable. Starting in 2024, it is correctly assigned to the corresponding asset, therefore, the accumulated effect that had in other amortizable and that corresponded to technology costs and management systems is reversed. The net effect of inflation on total assets does not change.

Impairment Tests for Cash-Generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets
For the purpose of impairment testing, goodwill, distribution rights, and other indefinite lived intangible assets are allocated and monitored on an individual country basis, which is considered to be the CGU.
The aggregate carrying amounts of goodwill, distribution rights, and other indefinite lived intangible assets allocated to each CGU are as follows:

	2024	2023
Mexico	Ps. 57,689	Ps. 56,662
Guatemala	1,695	1,684
Nicaragua	404	404
Costa Rica	1,439	1,418
Panama	1,170	1,169
Colombia	3,638	3,635
Brazil	28,199	30,018
Argentina	512	245
Uruguay	2,452	2,381
Total	Ps. 97,198	Ps. 97,616

The foregoing forecasts were projected based on actual operating results and the five- year business plan that reflect the most likely outcomes based on the current conditions of each Cash-Generating Unit (“CGU”), including macroeconomic factors. However, these forecasts may differ from actual results as time progresses. The value in use of CGUs is determined using discounted cash flows, with key assumptions including volume, long-term inflation, and the weighted average cost of capital (“WACC”). The discount rate, calculated using the WACC for each CGU, incorporates market risks, time value of money, and specific asset risks not captured in the cash flows. The WACC considers both debt and equity costs, with the cost of equity based on investor returns and the cost of debt reflecting the Company’s obligations. Market participant assumptions, including growth rates and competitive positioning, are used to estimate future performance.

The key assumptions by CGU for impairment test as of December 31, 2024 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2025-2029	Expected Volume Growth Rates 2025-2029
Mexico	9.0%	6.3%	4.1%	5.4%
Brazil	10.9%	6.8%	3.6%	4.1%
Colombia	12.0%	7.9%	3.1%	6.6%
Argentina	16.0%	12.0%	35.1%	4.5%
Guatemala	9.5%	7.2%	4.0%	11.9%
Costa Rica	12.0%	8.5%	2.8%	6.6%
Nicaragua	23.0%	13.1%	3.5%	6.5%
Panama	11.7%	9.1%	1.8%	6.3%
Uruguay	9.5%	7.1%	5.1%	4.2%

The key assumptions by CGU for impairment test as of December 31, 2023 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2024-2028	Expected Volume Growth Rates 2024-2028
Mexico	9.0%	6.3%	4.3%	4.4%
Brazil	10.1%	6.8%	3.8%	3.8%
Colombia	12.2%	7.7%	4.2%	6.8%
Argentina	20.8%	16.1%	70.8%	4.8%
Guatemala	9.3%	7.3%	4.0%	14.9%
Costa Rica	11.4%	8.8%	2.9%	6.6%
Nicaragua	23.3%	16.4%	2.6%	6.5%
Panama	11.6%	8.6%	2.0%	7.8%
Uruguay	9.7%	7.4%	5.7%	3.7%
Sensitivity to Changes in Assumptions
As of December 31, 2024, the Company performed impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.
Goodwill, Distribution Rights and Other indefinite lived intangible assets

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.4p.p	-1.0%	Passes by 5.0x
Brazil	+0.5p.p	-1.0%	Passes by 1.9x
Colombia	+0.7p.p	-1.0%	Passes by 2.5x
Argentina	+1.7p.p	-1.0%	Passes by 5.0x
Guatemala	+0.5p.p	-1.0%	Passes by 7.3x
Costa Rica	+0.5p.p	-1.0%	Passes by 3.9x
Nicaragua	+1.7p.p	-1.0%	Passes by 1.1x
Panama	+0.6p.p	-1.0%	Passes by 3.6x
Uruguay	+0.1p.p	-1.0%	Passes by 3.0x

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

	2024	2023
Non-current prepaid advertising expenses	Ps. 228	Ps. 238
Guarantee deposits (1)	917	1,111
Prepaid bonuses	451	400
Advances to acquire property, plant and equipment	1,744	1,432
Shared based payment in excess of capital contribution (See Note 3.22 and Note 16.2)	414	534
Indemnifiable contingencies from business combinations (2)	714	1,030
Recoverable tax	860	809
Other	136	139
	Ps. 5,464	Ps. 5,693
(1)  Mainly in Brazil, the Company is required to guarantee tax, legal and labor contingencies with guarantee deposits. See Note 24.6.
(2) Corresponds to indemnification of certain tax contingencies in Brazil that are warranted by former Vonpar owners (a subsidiary acquired in 2016) in accordance with the share purchase agreement. The Company has also recognized these tax contingencies as liabilities in the same amount, see Note 24.6.1
12.2 Other Non-Current Financial Assets:

	2024	2023
Long-term notes receivable (1)	Ps. 2,000	Ps. 696
Derivative financial instruments (See Note 19)	4,702	96
	Ps. 6,702	Ps. 792
(1) The 2024 amount includes tax credit recovery from a former shareholders and the offsetting party is recorded as a Other non-current financial liabilities. See Note 18 and Note 24.4

Long-term notes receivable are held to maturity and derivative financial instruments are recognized at fair value.

Note 13. Balances and Transactions with Related Parties and Affiliated Companies
The consolidated statements of financial position and income include the following balances and transactions with related parties and affiliated companies:

	2024	2023
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and its subsidiaries (See Note 5) (1) (3)	Ps. 867	Ps. 1,460
Due from The Coca-Cola Company (See Note 5) (1)	491	378
	Ps. 1,358	Ps. 1,838

	2024	2023
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and its subsidiaries (2) (3)	Ps. 654	Ps. 1,275
Due to The Coca-Cola Company (2)	784	1,196
Other payables (2)	400	802
	Ps. 1,838	Ps. 3,273

(1) Presented within trade receivables
(2) Recorded within accounts payable and suppliers
(3) Parent

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2024, 2023 and 2022, there was no expense resulting from the uncollectibility of balances due from related parties.
Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2024	2023	2022
Income:
Sales to affiliated parties	10,185	8,459	6,546
Heineken	—	—	2
Expenses:
Purchases and other expenses from FEMSA	7,196	9,547	10,129
Purchases of concentrate from The Coca-Cola Company	54,502	46,461	43,717
Purchases of raw material, beer and operating expenses from Heineken	—	—	5,036
Advertisement expense paid to The Coca-Cola Company	948	869	545
Purchases from Jugos del Valle	4,763	3,718	3,234
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V.	2,718	2,841	2,841
Purchase of sugar from Beta San Miguel	722	917	724
Purchase of canned products from Industria Envasadora de Queretaro, S.A. de C.V...	989	843	577
Purchase of inventories from Fountain Agua Mineral Ltda	1,143	638	—
Purchase of inventories from Leao Alimentos e Bebidas, LTDA	112	181	215
Purchase of resine from Industria Mexicana de Reciclaje, S.A. de C.V.	356	458	504
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1) (2)	—	1	110
Donations to Fundación Femsa, A.C.	—	285	173
Other expenses with related parties	—	—	—
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
The aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2024	2023	2022
Current compensation and employee benefits	Ps. 1,159	Ps. 1,091	Ps. 1,071
Termination benefits	5	539	18
Shared based payments (See Note 16.2)	369	319	326
Note 14. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2024 and 2023, assets and liabilities denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2024
U.S. dollars	10,472	80	6,480	45,431
Euros			312
As of December 31, 2023
U.S. dollars	15,850	97	4,053	37,892
Euros			180

For the years ended December 31, 2024, 2023 and 2022 transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2024 U.S. dollars	1,882	24,065	1,383	4,941
Year ended December 31, 2023 U.S. dollars	1,468	18,075	1,257	4,065
Year ended December 31, 2022 U.S. dollars	830	17,285	1,148	2,973
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
15.1 Assumptions
The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. In Mexico, actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions:

Mexico	2024	2023	2022
Financial:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	10.5%	10.2%	9.9%
Salary increase: (Non-Union/Union)	4.8%	4.8%	4.8%
Future pension increase	3.8%	3.8%	3.8%
Biometric:
Mortality	EMSSA 2009 (1)	EMSSA 2009 (1)	EMSSA 2009 (1)
Disability	IMSS 97 (2)	IMSS 97 (2)	IMSS 97 (2)
Normal retirement age	60 years	60 years	60 years
Rest of employee turnover	BMAR2007 (3)	BMAR2007 (3)	BMAR2007 (3)
(1) EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2) IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3) BMAR. Actuary experience
In Mexico the methodology used to determine the discount rate was the yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates for each period were taken from a yield curve of the Mexican Federal Government Treasury Bond (known as “CETES“ in Mexico) because there is no deep market in high quality corporate obligations in Mexico.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2025	Ps. 455	Ps. 117
2026	237	82
2027	366	92
2028	294	101
2029	320	113
2030-2033	2,107	675

15.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2024	2023
Pension and Retirement Plans:
Vested benefit obligation	Ps. 978	Ps. 653
Non-vested benefit obligation	2,506	2,091
Accumulated benefit obligation	3,484	2,744
Excess of projected defined benefit obligation over accumulated benefit obligation	1,600	1,284
Defined benefit obligation	5,084	4,028
Pension plan funds at fair value	(1,429)	(1,303)
Net defined benefit liability	Ps. 3,655	Ps. 2,725

Seniority Premiums:
Vested benefit obligation	Ps. 500	Ps. 320
Non-vested benefit obligation	445	344
Accumulated benefit obligation	945	664
Excess of projected defined benefit obligation over accumulated benefit obligation	393	294
Defined benefit obligation	1,338	958
Seniority premium plan funds at fair value	(126)	(123)
Net defined benefit liability	Ps. 1,212	Ps. 835
Total post-employment and other non-current employee benefits	Ps. 4,867	Ps. 3,560
15.3 Trust assets
Trust assets consist of fixed and variable return financial instruments recorded at fair value, which are invested as follows:

Type of instrument	2024	2023
Fixed return:
Traded securities	19%	27%
Life annuities	17%	18%
Bank instruments	5%	5%
Federal government instruments	42%	36%
Variable return:
Publicly traded shares	17%	14%
	100%	100%
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

As of December 31, 2024 and 2023, the average duration of the Pension and Retirement Plan was of 18.7 years and 20.1 years, respectively; and the average duration of the Seniority Premiums Plan was of 16.3 years and 16.8 years, respectively.
During the years ended December 31, 2024, 2023 and 2022, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during 2025.
15.4 Amounts recognized in the consolidated income statements and the consolidated statements of changes in equity

	Consolidated income statement				Accumulated OCI
2024	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 235	Ps. 93	Ps. (107)	Ps. 224	Ps. 1,299
Seniority premiums	96	39	(8)	81	355
Total	Ps. 331	Ps. 132	Ps. (115)	Ps. 305	Ps. 1,654
	Consolidated Income statement				Accumulated OCI
2023	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 233	Ps. 155	Ps. (126)	Ps. 222	Ps. 625
Seniority premiums	87	8	(7)	75	122
Total	Ps. 320	Ps. 163	Ps. (133)	Ps. 297	Ps. 747
	Consolidated Income statement				Accumulated OCI
2022	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 246	Ps. 47	Ps. (85)	Ps. 141	Ps. 804
Seniority premiums	94	6	(9)	145	108
Total	Ps. 340	Ps. 53	Ps. (94)	Ps. 286	Ps. 912

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2024	2023	2022
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps. 747	Ps. 912	Ps. 1,240
Recognized during the year (obligation liability and plan assets)	931	101	124
Actuarial (gains) losses arising from changes in financial assumptions	(185)	(148)	(375)
Actuarial gains arising from changes in demographic assumptions	—	(5)	1
Foreign exchange rate valuation (gain) loss	161	(101)	(78)
Effect on settlement	—	(12)	—
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps. 1,654	Ps. 747	Ps. 912
Remeasurements of the net defined benefit liability include the following:
•    The return on plan assets, excluding amounts included in net interest expense.
•    Actuarial gains and losses arising from changes in demographic assumptions.
•    Actuarial gains and losses arising from changes in financial assumptions.

15.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2024	2023	2022
Pension and Retirement Plans:
Balance at beginning of year	Ps. 4,028	Ps. 4,199	Ps. 4,515
Current service cost	235	233	246
Effect of curtailment	(108)	(144)	(86)
Interest expense	361	346	317
Actuarial (gains) or losses	726	(214)	(355)
Foreign exchange (gain) loss	203	(151)	(134)
Benefits paid	(462)	(378)	(355)
Past service cost	101	137	47
Business acquisitions	—	—	4
Balance at end of year	Ps. 5,084	Ps. 4,028	Ps. 4,199

Seniority Premiums:
Balance at beginning of year	Ps. 958	Ps. 926	Ps. 978
Current service cost	96	87	94
Effect of curtailment	(8)	(14)	(9)
Interest expense	97	88	76
Actuarial (gains) or losses	339	29	(97)
Benefits paid	(183)	(166)	(128)
Past service cost	39	8	6
Business acquisitions	—	—	6
Balance at end of year	Ps. 1,338	Ps. 958	Ps. 926

15.6 Changes in the balance of trust assets

	2024	2023	2022
Pension and retirement plans:
Balance at beginning of year	Ps. 1,303	Ps. 1,288	Ps. 1,234
Actual return on trust assets	142	41	50
Foreign exchange gain	6	(4)	—
Life annuities	(22)	9	—
Benefits paid	—	—	4
Plan amendments	Ps. —	Ps. (31)	Ps. —
Balance at end of year	Ps. 1,429	Ps. 1,303	Ps. 1,288

Seniority premiums
Balance at beginning of year	Ps. 123	Ps. 128	Ps. 133
Actual return on trust assets	3	(5)	(5)
Balance at end of year	Ps. 126	Ps. 123	Ps. 128

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

The following table presents the impact in absolute terms of a variation of 1.0% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans for post-employment and other non-current employee benefits. The sensitivity of this 1.0% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and yield curve projections of long-term Mexican government bonds - CETES:

+1.0%			Consolidated income statement		Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 218	Ps. 97	Ps. (117)	Ps. 187	Ps. 1,501
Seniority premiums	Ps. 86	Ps. 36	Ps. (7)	Ps. 76	Ps. 440
Total	Ps. 304	Ps. 133	Ps. (124)	Ps. 263	Ps. 1,941
Expected salary increase	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 252	Ps. 108	Ps. (128)	Ps. 250	Ps. 1,677
Seniority premiums	Ps. 113	Ps. 41	Ps. (8)	Ps. 86	Ps. 486
Total	Ps. 365	Ps. 149	Ps. (136)	Ps. 336	Ps. 2,163

- 1.0%			Consolidated income statement		Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 211	Ps. 144	Ps. (118)	Ps. 173	Ps. 634
Seniority premiums	Ps. 80	Ps. 7	Ps. (6)	Ps. 67	Ps. 117
Total	Ps. 291	Ps. 151	Ps. (124)	Ps. 240	Ps. 751
Expected salary increase	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 253	Ps. 171	Ps. (134)	Ps. 249	Ps. 681
Seniority premiums	Ps. 93	Ps. 9	Ps. (8)	Ps. 82	Ps. 143
Total	Ps. 346	Ps. 180	Ps. (142)	Ps. 331	Ps. 824

15.8 Employee benefits expense
For the years ended December 31, 2024, 2023 and 2022, employee benefits expenses recognized in the consolidated income statements are as follows:

	2024	2023	2022
Included in cost of goods sold:
Wages and salaries	Ps. 6,100	Ps. 5,204	Ps. 4,956
Social security costs	1,989	1,628	1,522
Employee profit sharing	242	139	145
Pension and seniority premium costs (See Note 15.4)	22	24	2
Share-based payment expense (See Note 16.2)	1	8	6
Included in selling and distribution expenses:
Wages and salaries	23,389	20,090	18,403
Social security costs	7,079	5,912	5,272
Employee profit sharing	1,315	756	862
Pension and seniority premium costs (See Note 15.4)	223	232	250
Share-based payment expense (See Note 16.2)	65		—
Included in administrative expenses:
Wages and salaries	4,213	3,090	3,250
Social security costs	913	750	710
Employee profit sharing	92	164	62
Pension and seniority premium costs (See Note 15.4)	65	95	47
Share-based payment expense (See Note 16.2)	302	311	320
Total employee benefits expense	Ps. 46,010	Ps. 38,403	Ps. 35,807
Note 16. Bonus Programs
16.1 Quantitative and qualitative objectives
The bonus program for executives is based on achieving certain goals established annually by management and directors, which include quantitative and qualitative objectives and special projects.
Until 2022, the quantitative objectives had a weight of 50% (the other 50% based on qualitative objectives) and were based on the EVA methodology. Starting in 2023, the quantitative objective is based on a combination on certain EBIT and working capital objectives for each entity and the EBIT and working capital generated by FEMSA, the Company parent. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.
The bonus amounts are determined based on each eligible participant considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.
The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recognized in the consolidated income statement in the year earned and are paid in cash the following year. During the years ended December 31, 2024, 2023 and 2022 the bonus expense recorded amounted to Ps. 1,611, Ps. 964 and Ps. 1,527, respectively.
16.2 Share-based payment bonus plan
The Company has a stock incentive plan for the benefit of its senior executives. This plan uses the EVA as its main evaluation metric. Under the EVA stock incentive plan, eligible executives are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. Fifty percent of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. During the years ended December 31, 2024, 2023 and 2022, no stock options were granted to executives.
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
At December 31, 2024 the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2020	666,281	956,926	2020-2022
2021	780,524	1,197,820	2021-2023
2022	856,664	1,289,204	2022-2024
2023	926,288	1,134,810	2023-2025
2024	646,583	888,512	2024-2026
Total	3,876,340	5,467,272
For the years ended December 31, 2024, 2023 and 2022, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 369 Ps. 319 and Ps. 326, respectively.
As of December 31, 2024 and 2023, the asset related to the excess of the contributions paid by the Company in comparison to the equity contribution from FEMSA is recorded by the Company in its consolidated statements of financial position amounted to Ps. 414 and Ps. 534 respectively, these amounts have been fully contributed to the trust. see Note 12.

Note 17. Bank Loans and Notes Payables

Expressed in millions of Mexican pesos. (1)	2025	2026	2027	2028	2029	2030 and following years	Carrying value as of December 31, 2024	Fair value as of December 31, 2024	Carrying value as of December 31, 2023

Short- term debt:
Fixed rate debt:
Colombian pesos
Bank loans	345	—	—	—	—	—	345	345	—
Interest rate	10.39%						10.39%		—
Argentine pesos
Bank loans	638	—	—	—	—	—	638	638	73
Interest rate	50.11%						50.11%		130.00%
Uruguayan pesos
Bank loans	46	—	—	—	—	—	46	46	—
Interest rate	10.75%						10.75%
Euros
Bank loans	—	—	—	—	—	—	—	—	15
Interest rate									17.60%
Subtotal	1,029	—	—	—	—	—	1,029	1,029	88
Variable rate debt:
Colombian pesos
Bank loans	414	—	—	—	—	—	414	414	—
Interest rate	10.36%						10.36%
Short- term debt	1,443	—	—	—	—	—	1,443	1,443	88

Long term debt:
Fixed rate debt:
U.S. Dollar
Yankee bonds (2)	—	—	—	—	—	43,504	43,504	39,586	36,352
Interest rate						3.06%	3.06%		3.05%
Bank loans	138	—	—	—	—	—	138	138	140
Interest rate	6.73%						6.73%		6.74%
Mexican pesos
Senior notes	—	—	8,495	9,961	5,492	—	23,948	22,490	23,946

Expressed in millions of Mexican pesos. (1)	2025	2026	2027	2028	2029	2030 and following years	Carrying value as of December 31, 2024	Fair value as of December 31, 2024	Carrying value as of December 31, 2023
Interest rate	—	—	7.87%	7.36%	9.95%	0.00%	8.13%		8.13%
Brazilian reais
Bank loans	—	—	—	—	—	—	—	—	21
Interest rate									6.90%
Subtotal	138	—	8,495	9,961	5,492	43,504	67,590	62,214	60,459
Variable rate debt:
Mexican pesos
Senior notes	1,727	2,928	—	—	—	—	4,655	4,659	4,653
Interest rate	10.53%	10.45%					10.48%		11.57%
Brazilian reais
Bank loans	6	3	—	—	—	—	9	8	14
Interest rate	9.08%	9.08%					9.08%		8.88%
Subtotal	1,733	2,931	—	—	—	—	4,664	4,667	4,667
Long term debt	1,871	2,931	8,495	9,961	5,492	43,504	72,254	66,881	65,126
Current portion of long term debt	1,871	—	—	—	—	—	1,871	—	52
Long- term debt	—	2,931	8,495	9,961	5,492	43,504	70,383	66,881	65,074

(1) All interest rates shown in this table are weighted average contractual annual rates.
(2) Interest rate derivatives that have been designated as fair value hedge relationships have been used by the Company to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “market value gain (loss) in financial instruments” in the period in which they occur. Since 2022, the Company is applying fair value hedging to the hedged portion of the Senior Notes of US$705, which are linked to an interest rate swap. The hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in the consolidated income statements under “market value gain (loss) in financial instruments”. For the years ended on December 31, 2024, and 2023, the Company recorded in the consolidated income statements a gain of Ps. 383 and a loss of Ps. 371, respectively. As of December 31, 2024, and 2023 the carrying value of the Senior Note of US$705 is being reduced by an amount of Ps. 1,659 and 1,277 respectively, stemming from the impacts of fair value hedging.

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2024 and 2023, which is considered to be level 1 in the fair value hierarchy.

For the years ended December 31, 2024, 2023 and 2022, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2024	2023	2022
Interest on debts and borrowings	Ps. 4,361	Ps. 4,215	Ps. 4,104
Finance charges for employee benefits (See Note 15.4)	305	297	286
Derivative instruments (Interest)	2,147	2,086	1,706
Interest expense for leases (See Note 9)	349	278	132
Finance operating charges	370	226	272
	Ps. 7,532	Ps. 7,102	Ps. 6,500

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

In September 2021, the Company issued the first SLB in the Mexican Market on a dual-tranche transaction for an amount of Ps. 9,400; such bonds were used to prepay bank loans in Mexico with maturity dates in 2025 and 2026. The bond’s interest rate depends on the Company achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents (2024 and 2026), the interest rate on the bonds will increase by 25 basis points. As of December 31, 2024 based on our external consulting firm review and the evidence presented by the Company, the indicator was met and was reliably obtained, is fairly presented, has no significant deviations or omissions, and was prepared based on the requirements set forth in the supplement to the notes.

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

During the second quarter of 2023, the Company paid on the maturity date May 12, 2023 a Certificado Bursátil for i) Ps. 7,500 (nominal value) and a fixed interest rate of 5.46%

Additionally, during 2024 and 2023, the Company obtained bank loans in Argentina for Ps. 657 and 73 respectively.

17.1 Reconciliation of liabilities arising from financing activities.

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2023	Repayments	Proceeds	New leases	Others	Fair value in Hedge Instruments	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2024
Short-term bank loans	Ps. 88	Ps. —	Ps. 1,394	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (39)	Ps. 1,443
Total short-term from financing activities	Ps. 88	Ps. —	Ps. 1,394	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (39)	Ps. 1,443
Long-term bank loans	175	(28)	—	—	—	—	—	—	147
Long-term notes payable	64,951		—	—	(3)	(383)	7,542	—	72,107
Total long-term from financing activities	Ps. 65,126	Ps. (28)	Ps. —	Ps. —	Ps. (3)	Ps. (383)	Ps. 7,542	Ps. —	Ps. 72,254

Lease liabilities	Ps. 2,521	Ps. (856)	Ps. —	Ps. 1,046	Ps. 464	Ps. —	Ps. 11	Ps. (2)	Ps. 3,184

Total from financing activities	Ps. 67,735	Ps. (884)	Ps. 1,394	Ps. 1,046	Ps. 461	Ps. (383)	Ps. 7,553	Ps. (41)	Ps. 76,881

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2022	Repayments	Proceeds	New leases	Others	Fair value in Hedge Instruments	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2023
Short-term bank loans	Ps. —	Ps. (1)	Ps. 87	Ps. —	Ps. —	Ps. —	Ps. 24	Ps. (22)	Ps. 88
Total short-term from financing activities	Ps. —	Ps. (1)	Ps. 87	Ps. —	Ps. —	Ps. —	Ps. 24	Ps. (22)	Ps. 88
Long-term bank loans	1,152	(900)	64	—	—	—	152	(293)	175
Long-term notes payable	77,517	(7,500)	—	—	78	371	(5,515)		64,951
Total long-term from financing activities	Ps.78,669	Ps.(8,400)	Ps.64	Ps.—	Ps.78	Ps.371	Ps.(5,363)	Ps.(293)	Ps.65,126

Lease liabilities	Ps. 2,135	Ps. (690)	Ps. —	Ps. 586	Ps. 538	Ps. —	Ps. (20)	Ps. (28)	Ps. 2,521

Total from financing activities	Ps. 80,804	Ps. (9,091)	Ps. 151	Ps. 586	Ps. 616	Ps. 371	Ps. (5,359)	Ps. (343)	Ps. 67,735

Note 18. Other Income and Expenses

	2024	2023	2022
Other income:
Gain on sale of long-lived assets	Ps. 232	Ps. 178	Ps. 324
Cancellation of contingencies (See Note 24.6)	417	1,079	641
Tax credit recovery (1)	1,154	—	—
Foreign exchange gain related to operating activities	—	339	105
Insurance recovery (See Note 2.5) (3)	1,744	2	—
Other	670	383	403
	Ps. 4,217	Ps. 1,981	Ps. 1,473
Other expenses:
Provisions for contingencies (See Note 24.6)	Ps. 593	Ps. 1,306	Ps. 1,146
Loss on the retirement of long-lived assets (4)	482	186	177
Loss on sale of long-lived assets	95	84	74
Insurance expenses (See Note 2.5) (4)	400	2	2
Impairment on equity investments (See Note 8)	—	143	—
Severance payments	244	202	224
Donations	39	345	302
Foreign exchange losses related to operating activities	893	—	—
Tax credit recovery payment to former shareholders (2)	998	—	—
Other	1,192	985	531
	Ps. 4,936	Ps. 3,253	Ps. 2,456

(1) This amount is presented in other non-current financial assets. See Note 12.2
(2) This amount is presented in other non-current financial liabilities. See Note 24.4
(3) The 2024 amount includes the recovery of write-off for damaged assets by the hurricanes in Mexico and floods in Brazil.
(4) The 2024 amount includes the impacts of the write-off for damaged assets by the hurricanes in Mexico and floods in Brazil.These impacts represent only a portion of the total recognized in the Consolidated Income Statements. For further information See Note 2.5
Note 19. Financial Instruments
Fair Value of Financial Instruments
The Company measures the fair value of its financial assets and liabilities using level 1 and 2 inputs. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2024 and 2023:

	2024		2023
	Level 1	Level 2	Level 1	Level 2
Derivative financial instruments asset (See Note 7.2, Note 12.2)	Ps. 40	Ps. 5,259	Ps. 228	Ps. 131
Derivative financial instruments liability (See Note 24.2, Note 24.4)	335	2,085	202	5,146
Trust assets of labor obligations (See Note 15.2)	1,555	—	1,426	—

Impact of hedging on equity

Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign exchange forward contracts	Foreign currency option	Cross-currency swaps	Commodity price contracts	Total holders of the parent	Non-controlling interest	Total
As at December 31, 2022	Ps. (266)	Ps. —	Ps. 100	Ps. 46	Ps. (120)	Ps. (14)	Ps. (134)
Financial instruments – purchases	(502)	—	(228)	(124)	(854)	(55)	(909)
Change in fair value of financial instruments recognized in OCI	(1,454)	—	(2,667)	271	(3,850)	(148)	(3,998)
Amount reclassified from OCI to profit or loss	1,807	—	—	(363)	1,444	(16)	1,428
Foreign currency revaluation of the net foreign operations	—	—	2,703	—	2,703	150	2,853
Effects of changes in foreign exchange rates	5	—	(1)	(2)	2	(1)	1
Income tax effect	78	—	64	70	212	24	236
As at December 31, 2023	Ps. (332)	Ps. —	Ps. (29)	Ps. (102)	Ps. (463)	Ps. (60)	Ps. (523)
Financial instruments – purchases	87	166	91	187	531	52	583
Change in fair value of financial instruments recognized in OCI	732	(43)	5,898	(282)	6,305	551	6,856
Amount reclassified from OCI to profit or loss	(98)	(38)	—	(2)	(138)	(52)	(190)
Foreign currency revaluation of the net foreign operations	—	—	(4,645)	—	(4,645)	(390)	(5,035)
Effects of changes in foreign exchange rates and hyperinflationary economies effects	28	—	(29)	(1)	(2)	(7)	(9)
Income tax effect	(232)	(28)	(412)	31	(641)	(52)	(693)
As at December 31, 2024	Ps. 185	Ps. 57	Ps. 874	Ps. (169)	Ps. 947	Ps. 42	Ps. 989
19.1 Forward agreements to purchase foreign currency
The Company enters into forward agreements to reduce its exposure to the risk of exchange rate fluctuations of the Mexican peso and other currencies.

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
At December 31, 2024, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 4,035	Ps. (72)	Ps. 310
At December 31, 2023, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2024	Ps. 10,700	Ps. (550)	Ps. 36

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
At December 31, 2024, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2026	Ps. 6,251	Ps. —	Ps. 461
2027	9,121	(137)	433
2030	16,357	(68)	3,114
2032	608	—	53
2043[1]	—	—	641

1 Consider in 2043 a forward starting cross-currency swap that starts in 2027.
At December 31, 2023, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2026	Ps. 5,210	Ps. (984)	Ps. 96
2027	7,602	(1,377)	—
2030	13,633	(803)	—
2032	507	(51)	—
19.3 Interest Rate swaps
The Company has entered into various interest rate swaps associated with its debt denominated in USD. These interest rate swaps are designated as fair value hedges and the fair value changes are recorded in the consolidated income statement in the “market value gain (loss) on financial instruments”. Since 2022, the Company is applying fair value hedging to the hedged portion of the Senior Notes of US$705, which are linked to an interest rate swap. The hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in the consolidated income statements under “market value gain (loss) in financial instruments”. For the years ended on December 31, 2024, and 2023, the Company recorded in the consolidated income statements a gain of Ps. 383 and a loss of Ps. 371, respectively. As of December 31, 2024, and 2023 the carrying value of the Senior Note of US$705 is being reduced by an amount of Ps. 1,659 and 1,277 respectively, stemming from the impacts of fair value hedging.
At December 31, 2024, the Company had the following outstanding interest rate swap agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2032	Ps. 10,134	Ps. (1,784)	Ps. —

At December 31, 2023, the Company had the following outstanding interest rate swap agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2032	Ps. 8,447	Ps. (1,381)	Ps. —

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
The fair value of expired or sold commodity contracts is recorded in cost of goods sold with the hedged raw materials.
As of December 31, 2024, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 828	Ps. (2)	Ps. 33

As of December 31, 2024, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 3,108	Ps. (183)	Ps. 6
2026	2,214	(118)	—
2027	440	(27)

As of December 31, 2024, the Company had the following diesel price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 22	Ps. —	Ps. —

As of December 31, 2024, the Company had the following PX + MEG price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 72	Ps. (5)	Ps. —

As of December 31, 2023, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2024	Ps. 647	Ps. —	Ps. 20

As of December 31, 2023, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2024	Ps. 2,593	Ps. (128)	Ps. 206
2025	745	(72)	—

19.5 Options to purchase foreign currency

The Company has executed collar strategies to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that combines call and put options, limiting the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Throughout the term of the contract, changes in the fair value of these options are recorded as part of “cumulative other comprehensive income”. Net gain/(loss) on expired contracts including the net premium paid, is recognized as part of cost of goods sold when the hedged item is recorded in the consolidated income statements.

As of December 31, 2024, the Company had the following outstanding option agreements to purchase foreign currency:

Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 3,701	Ps. (24)	Ps. 248

19.6 Net effects of expired contracts that met hedging criteria

Derivative	Impact in consolidated income statement - Gain (Loss)	2024	2023	2022
Cross currency swaps	Interest expense	Ps. —	Ps. (392)	Ps. (1)
Cross currency swaps	Foreign exchange	—	(747)	(5)
Interest rate swap	Interest expense	—	—	—
Option to purchase foreign currency	Cost of good sold	39	—	—
Forward agreements to purchase foreign currency	Cost of good sold	136	(1,834)	(681)
Commodity Price contracts	Cost of good sold	(15)	430	614
19.7 Net effect of changes in fair value of derivative financial instruments that are designated as a Fair Value Hedge

Derivative	Impact in consolidated income statement	2024	2023	2022
Cross currency swaps and interest rate swaps	Market value (loss) on financial instruments	Ps. 938	Ps. 141	Ps. (2,270)

19.8 Financial Risk management
The Company has exposure to the following financial risks:
•Market risk;
•Interest rate risk;
•Liquidity risk; and
•Credit risk
19.8.1 Market risk
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
The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interest rates and commodity prices, which it considers in its existing hedging strategy:

Forward agreements to purchase U.S. Dollar (MXN/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2024	(13)%	Ps. (203)	Ps. —
2023	(11)%	(465)	—
2022	(10)%	(512)	—
Forward agreements to purchase U.S. Dollar (BRL/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2024	(13)%	Ps. (50)	Ps. —
2023	(12)%	(521)	—
2022	(18)%	(550)	—
Forward agreements to purchase U.S. Dollar (COP/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2024	(11)%	Ps. (34)	Ps. —
2023	(16)%	(225)	—
2022	(17)%	(112)	—
Forward agreements to purchase U.S. Dollar (ARS/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2024	(2)%	Ps. (11)	Ps. —
2023	(55)%	(140)	—
2022	(3)%	(10)	—
Forward agreements to purchase U.S. Dollar (UYU/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2024	(5)%	Ps. (13)	Ps. —
2023	(5)%	(20)	—
2022	(7)%	(25)	—
Forward agreements to purchase U.S. Dollar (CRC/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2024	(5)%	Ps. (14)	—
2023	(7)%	(15)	—
2022	(7)%	(24)	—
Cross currency swaps (USD to MXN)	Change in USD rate	Effect on equity	Profit and loss effect
2024	(13)%	Ps. (1,863)	Ps. —
2023	(11)%	(1,314)	—
2022	(10)%	(1,220)	—
Cross currency swaps (USD to BRL)	Change in USD rate	Effect on equity	Profit and loss effect
2024	(13)%	Ps. (2,396)	Ps. —
2023	(12)%	(1,683)	—
2022	(18)%	(2,893)	—
Sugar price contracts	Change on sugar Price	Effect on equity	Profit and loss effect
2024	(29)%	Ps. (1,578)	Ps. —
2023	(29)%	(765)	—
2022	(22)%	(333)	—
Aluminum price contracts	Change on Aluminum price	Effect on equity	Profit and loss effect
2024	(22)%	Ps. (189)	Ps. —
2023	(22)%	(147)	—
2022	(35)%	(189)	—
Options to purchase foreign currency (MXN to USD)	Change on USD rate	Effect on equity	Profit and loss effect

2024	(13)%	Ps. (136)	Ps. —
2023	—%	—	—
2022	—%	—	—
Options to purchase foreign currency (BRL to USD)	Change on USD rate	Effect on equity	Profit and loss effect
2024	(13)%	Ps. (119)	Ps. —
2023	—%	—	—
2022	—%	—	—
Options to purchase foreign currency (COP to USD)	Change on USD rate	Effect on equity	Profit and loss effect
2024	(11)%	Ps. (54)	Ps. —
2023	—%	—	—
2022	—%	—	—

19.8.2 Interest rate risk
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
The following disclosures provide a sensitivity analysis of the interest rate risks considered reasonably possible for the following fiscal year, according with its existing floating rate borrowings and derivative financial floating rate instruments at the end of the reporting period:

Interest Rate Risk	Change in rate	Effect on profit or (loss)
2024	+100 bps	Ps. (204)
2023	+100 bps	(187)
2022	+100 bps	(203)
19.8.3 Liquidity risk
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
See Note 17 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2024.
The following table reflects all contractually fixed and variable payoffs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows and inflows from derivative financial liabilities (assets) that are in place as of December 31, 2024.
Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities without fixed amounts or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2024.

(In millions of Ps)	2025	2026	2027	2028	2029	2030 and thereafter
Notes and bonds	Ps. 1,727	Ps. 2,928	Ps. 8,495	Ps. 9,961	Ps. 5,492	Ps. 43,504
Loans from banks	1,587	3	—	—	—	—
Derivatives financial liabilities (assets)	(312)	(343)	(268)	—	—	(1,956)
The Company generally makes payments associated with its financial liabilities with cash generated from its operations.
19.8.4 Credit risk
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
The Company has a high receivable turnover, hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the consolidated statement of financial position at December 31, 2024 and 2023 is the carrying amounts (see Note 5).
The credit risk for liquid funds and derivative financial instruments is limited because the counterparties are highly rated banks as designated by international credit rating agencies.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (“CSA”) that establishes margin requirements. As of December 31, 2024 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

19.8.5 Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

In order to avoid excessive concentrations of risk, the Company’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Company to manage risk concentrations at both the relationship and industry levels.

A substantial portion of the Company’s trade payables are included in the Company’s supplier finance arrangement and are, thus, with a single counterparty rather than individual suppliers. This results in the Company being required to settle a significant amount with a single counterparty, rather than less significant amounts with several counterparties. However, the Company’s payment terms for trade payables covered by the arrangement are identical to the payment terms for other trade payables, payment terms are normally settled by the Company from 30 to 60 day terms. Management does not consider the supplier finance arrangement to result in excessive concentrations of liquidity risk, and the arrangement has been established to ease the administrative burden of managing invoices from a significant number of suppliers, rather than to obtain financing.

The Company has established a supplier finance arrangement that is offered to some of the Company’s non strategic suppliers mainly in Mexico and Brazil. Participation in the arrangement is at the suppliers’ own discretion. Suppliers that participate in the supplier finance arrangement will receive early payment on invoices sent to the Company from the Company’s external finance provider. If suppliers choose to receive early payment, they pay a fee to the finance provider, to which the Company is not party. In order for the finance provider to pay the invoices, the goods must have been received or supplied and the invoices approved by the Company. Payments to suppliers ahead of the invoice due date are processed by the finance provider and, in all cases, the Company settles the original invoice by paying the finance provider in line with the original invoice maturity date described above. Payment terms with suppliers have not been renegotiated in conjunction with the arrangement. The Company provides no security to the finance provider.

All trade payables subject to the supplier finance arrangement, included in the table below, are recorded as suppliers in the consolidated statement of financial position.

	2024	2023	2022
Carrying amount of trade payables that are part of a supplier finance arrangement	Ps. 4,973	Ps. 2,416	Ps. 3,697
Of which suppliers have received payment	Ps. 680	Ps. 823	Ps. 2,831

There were no significant non-cash changes in the carrying amounts of the financial liabilities disclosed above.
19.9 Cash Flow hedges
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

As of December 31, 2024, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	1,451	126	—
Average exchange rate MXN/USD	18.79	20.71	—
Notional amount (in millions of pesos)	951	45	—
Average exchange rate BRL/USD	5.50	6.07	—
Notional amount (in millions of pesos)	275	22	—
Average exchange rate COP/USD	4,133.57	4,163.63	—
Notional amount (in millions of pesos)	517	60	—
Average exchange rate ARS/USD	1,197.76	1,286.00	—
Notional amount (in millions of pesos)	169	113	—
Average exchange rate UYU/USD	41.59	44.13	—
Notional amount (in millions of pesos)	240	152	—
Average exchange rate CRC/USD	531.13	540.05	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	—	14,330
Average exchange rate MXN/USD	—	—	19.37
Notional amount (in millions of pesos)	—	—	16,823
Average exchange rate BRL/USD	—	—	5.05
Notional amount (in millions of pesos)	—	—	1,184
Average exchange rate COP/USD	—	—	3,550.00
Foreign exchange currency option contracts
Notional amount (in millions of pesos)	568	1,127	—
Average exchange rate MXN/USD	19.55	20.61	—
Notional amount (in millions of pesos)	472	928	—
Average exchange rate BRL/USD	5.77	6.04	—
Notional amount (in millions of pesos)	307	299	—
Average exchange rate COP/USD	4,313.00	4,361.66	—
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	—	—	10,134
Average interest rate	—	—	0.16%
Commodities risk
Aluminum (in millions of pesos)	440	389	—
Average price (USD/Ton)	2,480.15	2,542.39	—
Diesel (in millions of pesos)	11	11	—
Average price (USD/Gallons)	2.14	2.14	—
PX+MEG (in millions of pesos)	72	—	—
Average price (USD /Ton)	950.00	—	—
Sugar (in millions of pesos)	3,476	1,500	787
Average price (USD cent/Lb)	19.38	19.14	17.94

As of December 31, 2023, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	3,045	1,781	—
Average exchange rate MXN/USD	18.42	18.40	—
Notional amount (in millions of pesos)	2,486	1,370	—
Average exchange rate BRL/USD	5.10	5.07	—
Notional amount (in millions of pesos)	757	334	—
Average exchange rate COP/USD	4,435.64	4,316.13	—
Notional amount (in millions of pesos)	150	—	—
Average exchange rate ARS/USD	668.06	—	—
Notional amount (in millions of pesos)	344	163	—
Average exchange rate UYU/USD	40.18	40.66	—
Notional amount (in millions of pesos)	154	117	—
Average exchange rate CRC/USD	558.89	556.00	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	—	11,944
Average exchange rate MXN/USD	—	—	19.37
Notional amount (in millions of pesos)	—	—	14,022
Average exchange rate BRL/USD	—	—	5.05
Notional amount (in millions of pesos)	—	—	987
Average exchange rate COP/USD	—	—	3,550.00
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	—	—	8,447
Average interest rate	—	—	0.16%
Commodities risk
Aluminum (in millions of pesos)	298	349	—
Average price (USD/Ton)	2,304.43	2,363.73	—
Sugar (in millions of pesos)	1,703	890	745
Average price (USD cent/Lb)	22.43	22.18	22.62

Note 20. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Mexico	Ps. 5,757	Ps. 5,459	Ps. 5,337
Colombia	19	80	16
Brazil	1,337	1,141	1,138
	Ps. 7,113	Ps. 6,680	Ps. 6,491

Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Overseas, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.
The changes in Coca-Cola FEMSA’s non-controlling interest were as follows:

	2024	2023	2022
Balance at beginning of the period	Ps. 6,680	Ps. 6,491	Ps. 6,022
Net income of non-controlling interest	820	690	592
Exchange differences on translation of foreign operations	(392)	(365)	37
Valuation of the effective portion of derivative financial instruments, net of taxes	102	(46)	(104)
Dividends paid	(97)	(90)	(56)
Balance at end of the period	Ps. 7,113	Ps. 6,680	Ps. 6,491
Note 21. Equity
21.1 Equity accounts
As of December 31, 2024 and 2023, the common stock of Coca-Cola FEMSA is represented by 16,806,658,096 common shares, with no par value. Fixed capital stock is Ps. 934 (nominal value) and variable capital is unlimited.
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

The capital stock of the Company is as follows:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.22%	55.97%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.78%	32.92%
B	Public float	1,575,624,195	9.37%	11.11%
L	Public float	2,626,040,325	15.63%	0%
Total		16,806,658,096	100.00%	100.00%

As of December 31, 2024, 2023 and 2022, the number of each share series representing Coca-Cola FEMSA’s common stock is comprised as follows:

	Outstanding Shares

Series of shares	2024	2023	2022
A	7,936,628,152	7,936,628,152	7,936,628,152
D	4,668,365,424	4,668,365,424	4,668,365,424
B	1,575,624,195	1,575,624,195	1,575,624,195
L	2,626,040,325	2,626,040,325	2,626,040,325
	16,806,658,096	16,806,658,096	16,806,658,096

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2024, 2023 and 2022, this reserve was Ps.412, Ps.412 and Ps.412, respectively, and included in retained earnings.
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
Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The Company’s consolidated balances of CUFIN at December 31, 2024, that are not subject to withholding tax, amounted to Ps. 10,061 .
For the years ended December 31, 2024, 2023 and 2022 the dividends declared and paid per share by the Company are as follows:

Series of shares (1)	2024	2023	2022
A	6,032	5,754	5,387
D	3,548	3,385	3,169
L	1,996	1,904	1,782
B	1,197	1,142	1,069
	12,773	12,185	11,407

(1) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 19, 2024, the shareholders declared a dividend of Ps. 12,773 that was paid on April 16, 2024, July 16, 2024, October 15, 2024 and December 9, 2024. This represents a dividend of Ps.0.7600 per share.

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

21.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balances in order to obtain the lowest cost of capital available. The Company manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during 2024 and 2023.
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

Earnings amounts per share type are as follows:

	2024
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares	Total
Consolidated net Income	11,593	6,819	2,301	3,836	24,549
Consolidated net income attributable to equity holders of the parent	11,205	6,591	2,225	3,708	23,729
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626	16,807
Earnings per share					1.41
	2023
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares	Total
Consolidated net Income	Ps. 9,551	Ps. 5,618	Ps. 1,896	Ps. 3,161	Ps. 20,226
Consolidated net income attributable to equity holders of the parent	9,225	5,426	1,831	3,054	19,536
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626	16,807
Earnings per share					1.16
	2022
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares	Total
Consolidated net Income	Ps. 9,268	Ps. 5,451	Ps. 1,840	Ps. 3,067	Ps. 19,626
Consolidated net income attributable to equity holders of the parent	8,989	5,287	1,784	2,974	19,034
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626	16,807
Earnings per share					1.13

Note 23. Income Taxes
23.1 Income Tax
The breakdown of the income tax expense by Mexico and Foreign countries for the years ended December 31, 2024, 2023 and 2022, is as follows:

	2024	2023	2022
Current tax expense:
Current year	Ps. 9,569	Ps. 7,604	Ps. 5,658
Deferred tax expense:
Origination and reversal of temporary differences	394	(44)	860
Utilization (benefit) of tax losses recognized	1,805	1,221	29
Total deferred tax income expense	2,199	1,177	889
Total income tax expense in consolidated net income	Ps. 11,768	Ps. 8,781	Ps. 6,547

2024	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 6,918	Ps. 2,651	Ps. 9,569
Deferred tax expense:
Origination and reversal of temporary differences	(1)	395	394
Utilization (benefit) of tax losses recognized	1,019	786	1,805
Total deferred tax	1,018	1,181	2,199
Total income tax expense in consolidated net income	Ps. 7,936	Ps. 3,832	Ps. 11,768

2023	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 5,474	Ps. 2,130	Ps. 7,604
Deferred tax expense:
Origination and reversal of temporary differences	(322)	278	(44)
Utilization (benefit) of tax losses recognized	238	983	1,221
Total deferred tax	(84)	1,261	1,177
Total income tax expense in consolidated net income	Ps. 5,390	Ps. 3,391	Ps. 8,781

2022	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 3,522	Ps. 2,136	Ps. 5,658
Deferred tax expense:
Origination and reversal of temporary differences	197	663	860
Utilization (benefit) of tax losses recognized	(4)	33	29
Total deferred tax	193	696	889
Total income tax expense in consolidated net income	Ps. 3,715	Ps. 2,832	Ps. 6,547

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2024	2023	2022
Unrealized loss (gain) on derivative financial instruments	Ps. 693	Ps. (236)	Ps. (590)
Remeasurements of the net defined benefit liability	(318)	24	173
Total income tax recognized in OCI	Ps. 375	Ps. (212)	Ps. (417)

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items charged or recognized directly in OCI as of year-end:	2024	2023	2022
Unrealized loss (gain) on derivative financial instruments	Ps. 455	Ps. (241)	Ps. (13)
Comprehensive income to be reclassified to profit or loss in subsequent periods	455	(241)	(13)
Remeasurements of the net defined benefit liability	(524)	(153)	(205)
Balance of income tax in AOCI	Ps. (69)	Ps. (394)	Ps. (218)
A reconciliation between effective income tax rate and Mexican domestic statutory tax rate for the years ended December 31, 2024, 2023 and 2022 follows:

	2024	2023	2022
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	(0.03)%	(0.37)%	0.19%
Income on monetary position for subsidiaries in hyperinflationary economies	1.19%	2.03%	1.18%
Annual inflation tax adjustment	1.21%	2.08%	5.63%
Non-deductible expenses	2.89%	1.99%	2.17%
Income taxed at a rate other than the Mexican statutory rate	1.28%	1.49%	1.68%
Effect of restatement of tax values	(2.85)%	(3.50)%	(4.69)%
Effect of change in statutory rate	(0.03)%	(0.60)%	(0.39)%
Tax loss (recognition) (1)	0.02%	(1.40)%	(8.50)%
Other	(1.00)%	(1.22)%	(1.89)%
	32.68%	30.50%	25.38%

(1) During 2022 the Company recognized an amount of Ps. (2,194) corresponding to favorable effects for deferred tax assets of the Company's subsidiaries, taking into account that there was certainty of recoverability of such deferred tax assets. In addition, in 2023 an effect of Ps. (409) of deferred tax assets was recognized, for which the Company also has certainty of recoverability.

Deferred income tax
An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of		Consolidated Income Statement
	2024	2023	2024	2023	2022
Expected credit losses	Ps. (135)	Ps. (64)	Ps. (70)	Ps. 15	Ps. (15)
Inventories	100	53	58	5	18
Prepaid expenses	22	20	2	(4)	(32)
Property, plant and equipment, net	(443)	(1,150)	455	314	(118)
Other assets	35	(190)	203	45	86
Finite useful lived intangible assets	(121)	(10)	(120)	1	48
Indefinite lived intangible assets	1,386	1,509	260	591	123
Post-employment and other non-current employee benefits	(388)	(438)	45	(2)	15
Derivative financial instruments	(50)	75	(126)	73	(3)
Contingencies	(607)	(921)	290	(96)	(23)
Employee profit sharing payable	(667)	(533)	134	174	(85)
Tax loss carryforwards	(3,717)	(5,726)	1,805	1,221	29
Tax credits to recover (1)	(399)	(726)	326	342	327
Cumulative other comprehensive income	(69)	(394)	375	(211)	(417)
Liabilities of amortization of goodwill of business acquisition	5,322	5,574	(252)	(543)	—
Leases liabilities, net	(75)	(43)	(39)	(28)	(37)
Other	(2,086)	(1,486)	(1,147)	(720)	973
Deferred tax (income)			Ps. 2,199	Ps. 1,177	Ps. 889

Deferred tax, asset	Ps. (6,209)	Ps. (7,771)
Deferred tax, liability	4,317	3,321
Deferred income taxes, net	Ps. (1,892)	Ps. (4,450)

(1) Corresponds to income tax credits from dividends received from foreign operations to be recovered within the next ten years accordingly to the Mexican Income Tax law.

The changes in the balance of the net deferred income tax assets are as follows:

	2024	2023	2022
Balance at beginning of the period	Ps. (4,450)	Ps. (5,136)	Ps. (5,632)
Deferred tax provision for the period	2,199	1,177	889
Change in the statutory rate	—	—	(82)
Effects in equity:
Unrealized loss (gain) on derivative financial instruments	693	(236)	(591)
Cumulative translation effect and inflation adjustment	(16)	(279)	107
Remeasurements of the net defined benefit liability	(318)	24	173
Balance at end of the period	Ps. (1,892)	Ps. (4,450)	Ps. (5,136)

The Company has determined that undistributed profits of its subsidiaries where the tax basis is lower than the net profits will not be distributed in the foreseeable future. The unrecognized deferred tax liabilities associated with the undistributed profits are as of December 31, 2024: Ps.4,200, and December 31, 2023: Ps. 5,792.

Tax Loss Carryforwards

Some subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax loss carryforwards for which a deferred tax asset has been recorded and their corresponding years of expiration are as follows:

Tax Loss Carryforwards amounts in millions
2030	Ps. 2,872
2031	2
2032	1
2033	2
2034 and thereafter	31
No expiration (Brazil and Colombia)	8,363
Ps. 11,271

During 2013, the Company completed certain business acquisitions in Brazil. In connection with these acquisitions the Company recognized certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (“NOLs”) in Brazil for which deferred tax assets have recorded, which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2024 and 2023 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
The changes in the balance of tax loss carryforwards are as follows:

	2024	2023	2022
Balance at beginning of the period	Ps. 17,557	Ps. 22,000	Ps. 22,129
Increase (1)	266	2,002	10,610
Usage of tax losses	(5,939)	(5,685)	(10,706)
Effect of foreign currency exchange rates	(613)	(760)	(33)
Balance at end of the period	Ps. 11,271	Ps. 17,557	Ps. 22,000
.

(1)The recognition of tax loss carryforwards from previous years is shown under the item of increases, together with the tax loss carryforwards generated in the same years
23.2 Recoverable taxes
Recoverable taxes result mainly from higher advanced payments made during the year of income tax during 2024 in México in comparison to current year income tax, and other indirect tax, which will be compensated or recovered in future years.
23.3 Tax Reforms

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

As of December 31, 2024, the tax authorities of the countries where the Company operates, except for Brasil, have not published the proper regulations to attend this Second Pillar. Brazilian tax reform related to GloBe rules is described in the following section.The Company is monitoring the publication of such regulations for the rest of the countries.

Brazil
In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Brazilian Federal Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. Pursuant to our final favorable resolution of 2019, the federal production and sales taxes together resulted in an average of 14.6% tax over net sales in 2023 and 2024.

In December 2022, the Brazilian government published new transfer pricing rules which became effective as of January 1, 2024 aiming to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (“OECD”). During 2023, the Brazilian government issued regulations to establish the guidelines required to comply with the transfer pricing rules. As of the date of this annual report, no further regulation has been issued.

In March 2023, the value added tax rate in the state of Parana increased from 16.0% to 18.0%. As of January 1, 2024, the value added tax rate in the state of Rio Grande do Sul decreased from 20.0% to 18%. In April 2024, the value added tax rate in the state of Goias increased from 17.0% to 19.0%. The state of Minas Gerais started to apply as of January 1, 2024 an additional charge of 2.0% on sales as a contribution to a poverty eradication fund.

In December 2023, the Brazilian government published a provisional measure, to establish the amount of tax credits subject to offset as determined by a final and unappealable court decision that says any credit exceeding the value of 10 million Brazilian reais (approximately Ps.32.7 million as of December 31, 2024) must observe the monthly limitation to be offset by 1/60 of the total value of the tax credit. This measure, which became effective on a provisional basis on January 1, 2024, was converted into law in May 2024.

In December 2023, the Brazilian government published a law, which became effective on January 1, 2024, that establishes that any subsidies granted by municipalities or the states will be taxed by the income tax and social contribution at the combined tax rate of 34.0% and will be subject to other contributions at a combined tax rate of 9.25%. In addition, the federal Brazilian government will grant an income tax credit of 25.0% on the municipality or state subsidy, limited to the lower of: (i) the amount of 25.0% of the tax benefit itself and (ii) 25.0% of the depreciation of such assets applied on development or expansion approved projects which caused such subsidy, provided that certain conditions are met. Our Brazilian subsidiary filed a legal recourse that resulted in a federal court granting a favorable temporary injunction preventing the imposition of taxes of such subsidies by the income tax and other contributions, until a final resolution is granted.

Furthermore, in December 2023, the Brazilian government published a constitutional amendment enacting a broad tax reform in Brazil that will replace the current indirect tax system with a new one, to be phased in starting in January 1, 2026, and fully adopted by 2033. The municipal service tax, state value-added tax and federal sales tax will be replaced by a dual value-added tax, composed of the federal “CBS” and the state and municipal “IBS”. This dual value-added tax will apply to all tangible and intangible goods, rights, and services and will be calculated based on the amount charged at the location where goods are consumed or the rights or services are provided. The system will be non-cumulative, allowing tax credits from previous transactions. Initially, there will be a standard rate for all goods and services, with reductions ranging from 100.0% to a 30.0% discount for sectors such as education, health, public transportation, and food products. Federal, state, and municipal governments may define specific rates, and the final rate will be the sum of the IBS and CBS rates.

In December, 2024, Congress approved the complementary law establishing the foundation of the new regulations, which was approved by the President in January, 2025, with some vetoes yet to be reviewed.
The reform also includes the creation of a Selective Tax (“IS”) on products such as sugary beverages, starting in 2027. This tax will be single-phase (charged only once), will not generate tax credits, and will be included in the tax base of other levies. The federal production and sales tax will be reduced to zero, except for products from the Manaus Free Trade Zone, which has remained at a rate of 8.0% since May 2022. In 2025, further regulations detailing the dual value-added tax and Selective Tax rates will be issued. Additionally, the reform establishes five-year reviews of the combined CBS and IBS rates. If the total exceeds 26.5%, the government must propose a reduction to Congress.

In December 2024, the Brazilian government published a new law introducing an Additional Social Contribution on Net Profit (the “Additional CSLL”) and the Qualified Domestic Minimum Top-Up Tax (“QDMTT”) method, to ensure a minimum effective taxation of 15.0% on multinational groups operating in Brazil. The Additional CSLL is the mechanism through which Brazil implements the QDMTT, adapting its tax system to the rules of Pillar Two of the OECD. This Additional CSLL became effective in January 2025, and will apply to the first payment of such tax to be made in 2026.

Argentina
In June 2021 (with retroactive effects as of January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident stockholders and resident individuals.

In December 2023, the Argentine government issued an executive decree (Decree 29/2023) that increased the PAIS (Programa para una Argentina Inclusiva y Solidaria) tax rate to 17.5%. This tax was in effect for five fiscal periods, from December 2019 to December 2024, and it was not renewed by the Argentine government.

Mexico

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

Colombia

Starting in 2022 a tax reform in Colombia increased the income tax rate from 30.0% to 35.0% and limited the ability to discount or deduct the municipality sales taxes against income taxes to 50.0%.

In December 2022, a new tax reform was approved in Colombia, which became effective during 2023. The main changes are the following:

Introduction of an excise tax for beverages with added sugar based on the following schedule:

•From November 1, 2023 to December 31, 2023 a tax of 18 Colombian pesos (approximately Ps. 0.08 as of December 31, 2024) will apply to beverages that contain 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps. 0.16 as of December 31, 2024) for beverages with more than 10 grams of added sugar per 100 ml;

•From January 1, 2024 to December 31, 2024, a tax of 28 Colombian pesos (approximately Ps. 0.13 as of December 31, 2024) for beverages that contain 6 to10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps. 0.25 as of December 31, 2024) for beverages with more than 10 grams of added sugar per 100 ml; and

•From January 1, 2025 to December 31, 2025, a tax of 38 Colombian pesos (approximately Ps. 0.17 as of December 31, 2024) for beverages that contain between 5 grams and 9 grams of added sugar per 100ml and a tax of 65 Colombian pesos (approximately Ps. 0.30 as of December 31, 2024) for beverages with more than 9 grams of added sugar per 100 ml.

Introduction of a new tax on single-use plastics, with a rate of 0,00005 on one Unit of Fiscal Value per gram of plastic. One Tax Value Unit is equivalent to 47,065 Colombian pesos (approximately Ps.216.35 as of December 31, 2024). This new tax is applicable to our products which are not considered part of the basic shopping basket (currently two of our products fall in this category). However, this tax can be exempted with a circular economy certification to be issued should case recycled resin be incorporated into the packaging. In 2023, the Constitutional Court of Colombia issued a resolution (Resolution C-526/23) requiring that the producer of single-use plastics be responsible for the payment of this tax.

Increase of the income tax rate as of January 1, 2023, from 20.0% to 35.0% on taxable income obtained from free trade zones within Colombia. This change will take effect on January 1, 2026 if a free trade zone company can demonstrate a 60.0% income increase in 2022 in comparison with 2019 fiscal year. However, the Constitutional Court of Colombia ruled that this law will not apply to the entities that obtained its approval to be considered as a free trade zone company prior to December 13, 2022. Our Colombian subsidiary obtained such approval and was considered a free trade zone company prior to such date.

Elimination of the possibility of taking as a tax discount the municipality sales taxes against income taxes.

Increase of the occasional income tax rate from 10.0% to 15.0% applicable on sales of fixed assets; and introduction of a stamp tax at a rate between 0.0% to 3.0%, over sales price of real estate and other assets.

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

In February 2025, the Colombian government issued a decree containing temporary tax measures applicable from February 22, 2025 to December 31, 2025. Such decree imposes a stamp tax rate of 1.0% for public and private documents exceeding 6,000 Tax Value Units (approximately Ps. 1,373,517.90 as of December 31, 2024) that are subscribed, modified or extended and are granted or accepted in Colombia, or granted abroad but executed with Colombian jurisdiction. Several exemptions are applicable under certain circumstances. If the Colombian government decides to implement such tax measures on a permanent basis, relevant tax regulations will have to be reformed accordingly.

Costa Rica

Until December 31, 2022, the producer or importer was responsible for collecting value-added taxes on carbonated beverages from supply chain participants, with an effective value-added tax rate for carbonated beverages of 15.8%. On January 1, 2023, a new tax reform became effective to reintroduce the standard debt and credit system for producers, wholesalers, and retailers with a tax rate of 13.0%. Accordingly, our Costa Rican subsidiary is no longer responsible for collecting such tax throughout the entire supply chain.

Uruguay

Starting in January 2022, an increase to excise tax of between 19.0% to 20.0% for energy drinks became effective in Uruguay.
Note 24. Other Liabilities, Provisions and Commitments
24.1 Other current liabilities

	2024	2023
Short-term employee benefits	Ps. 7,493	Ps. 6,567
Accrued expenses	7,117	6,288
Other	1,470	734
Total	Ps. 16,080	Ps. 13,589
24.2 Other current financial liabilities

	2024	2023
Sundry creditors	Ps. 1,196	Ps. 1,150
Derivative financial instruments (See Note 19)	320	680
Dividends payable	196	209
Total	Ps. 1,712	Ps. 2,039
24.3 Other non-current liabilities

	2024	2023
Taxes payable	Ps. 38	Ps. 38
Debt with former shareholders	1,514	1,578
Other	241	825
Total	Ps. 1,793	Ps. 2,441

24.4 Other non-current financial liabilities

	2024	2023
Derivative financial instruments (See Note 19)	Ps. 2,100	Ps. 4,668
Success fee to pay	432	460
Security deposits	196	184
Other (1)	1,103	152
Total	Ps. 3,831	Ps. 5,464

(1) The 2024 amount includes tax credit recovery payment to former shareholders. See Note 18.
24.5 Provisions
The Company has various loss contingencies and has recognized provisions for legal proceedings it believes an unfavorable resolution is probable and the amount can be reasonably estimated. The following table presents the nature and amount of the provisions as of December 31, 2024 and 2023:

	2024	2023
Taxes	Ps. 940	Ps. 1,348
Labor	1,180	1,308
Legal	668	614
Total (1)	Ps. 2,788	Ps. 3,270
(1) In Brazil, the Company is required to guarantee tax, legal and labor contingencies with guarantee deposits. See Note 12.

24.6 Changes in the balance of provisions
24.6.1 Taxes

	2024	2023	2022
Balance at beginning of the period	Ps. 1,348	Ps. 1,823	Ps. 2,066
Penalties and other charges (See Note 18)	69	228	109
New contingencies (See Note 18)	4	4	306
Cancellation and adjustments (1) (See Note 18)	(283)	(447)	(177)
Payments	(107)	(155)	(473)
Effect of foreign currency exchange rates	(91)	(105)	(8)
Balance at end of the period	Ps. 940	Ps. 1,348	Ps. 1,823

(1) Cancellation and adjustments includes Ps.240 related to reduction of contingencies guaranteed by former shareholders.

24.6.2 Labor

	2024	2023	2022
Balance at beginning of the period	Ps. 1,308	Ps. 1,385	Ps. 1,472
Penalties and other charges (See Note 18)	71	64	80
New contingencies (See Note 18)	361	843	516
Cancellation and expiration (See Note 18)	(340)	(523)	(385)
Contingencies added in business combinations	—	—	65
Payments	(181)	(308)	(301)
Effects of foreign currency exchange rates	(39)	(153)	(62)
Balance at end of the period	Ps. 1,180	Ps. 1,308	Ps. 1,385
24.6.3 Legal

	2024	2023	2022
Balance at beginning of the period	Ps. 614	Ps. 679	Ps. 612
Penalties and other charges (See Note 18)	52	50	57
New contingencies (See Note 18)	36	117	75
Cancellation and expiration (See Note 18)	(35)	(109)	(79)
Contingencies added in business combinations	—	—	149
Payments	(5)	(68)	(110)
Effect of foreign currency exchange rates	6	(55)	(25)
Balance at end of the period	Ps. 668	Ps. 614	Ps. 679
While provision for these claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
24.7 Unsettled lawsuits
The Company has entered into several proceedings with its labor unions, tax authorities and other parties. These proceedings have arisen in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were assessed by the Company as less than probable but more than remote, and the estimated amount including uncertain tax position as of December 31, 2024 of these lawsuits is Ps. 164,577, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax disputes, most of which are related to its Brazilian and Mexican operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible tax contingencies of Brazilian and Mexican operations amount to approximately Ps. 110,752. This refers to various tax disputes related primarily to: (i) Ps. 10,454 of credits for ICMS (“VAT”); (ii) Ps. 37,219 related to tax credits of “IPI” (Tax on Industrial Products by its Portuguese acronym) over raw materials acquired from Free Trade Zone Manaus; (iii) Claims of Ps. 30,115 related to compensation of federal taxes not approved by the Tax authorities; (iv) Ps. 12,263 relating to questions about the amortization of goodwill generated in acquisitions operations; (v) Ps. 2,621 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003; and (vi) Ps. 706 related to the exclusion of ICMS (“VAT”) from the PIS/COFINS taxable basis and (vii) Ps. 17,374 regarding disputes on tax deductions of ongoing business. The Company is defending its position in these matters and final decision is pending in court.
In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where these subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.
24.8 Collateralized contingencies
As is customary in Brazil, the Company has been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 15,700, Ps. 13,692 and Ps. 13,728 as of December 31, 2024, 2023 and 2022, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also as disclosed in Note 7.2 there is some restricted cash in Brazil that relates to short term deposits in order to fulfill the collateral requirements for accounts payable.
24.9 Commitments
The Company has signed commitments for the purchase of property, plant and equipment of Ps. 9,166 and Ps. 3,394 as December 31, 2024 and 2023, respectively.

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

Segment disclosure for the Company’s consolidated operations is as follows:

2024	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	Ps. 166,996	Ps. 112,797	Ps. 279,793
Intercompany revenue	10,180	5	10,185
External Revenues	Ps. 156,816	Ps. 112,792	Ps. 269,608
Cost of goods sold	86,214	64,843	151,057
Gross profit	Ps. 80,782	Ps. 47,954	Ps. 128,736
Administrative Expenses	9,715	3,963	13,678
Selling Expenses	44,095	30,328	74,423
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	25,037	10,974	36,011
Depreciation and amortization	Ps. 7,597	Ps. 4,530	Ps. 12,127
Non-cash items other than depreciation and amortization	2,341	1,596	3,937
Equity in earnings (loss) of associated companies and joint ventures	Ps. 255	Ps. 51	Ps. 306
Total assets	187,417	120,569	307,986
Investments in associate companies and joint ventures	Ps. 9,037	Ps. 1,196	Ps. 10,233
Total liabilities	118,616	38,829	157,445
Capital expenditures, net (3)	Ps. 19,772	Ps. 9,644	Ps. 29,416

2023	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	Ps. 149,362	Ps. 95,726	Ps. 245,088
Intercompany revenue	8,427	26	8,453
External Revenues	Ps. 140,935	Ps. 95,700	Ps. 236,635
Cost of goods sold	77,698	56,530	134,228
Gross profit	Ps. 71,665	Ps. 39,195	Ps. 110,860
Administrative Expenses	9,500	3,320	12,820
Selling Expenses	38,843	24,435	63,278
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	18,152	10,640	28,792
Depreciation and amortization	Ps. 6,788	Ps. 3,743	Ps. 10,531
Non-cash items other than depreciation and amortization	864	843	1,707
Equity in earnings (loss) of associated companies and joint ventures	Ps. 206	Ps. 9	Ps. 215
Total assets	168,011	105,509	273,520
Investments in associate companies and joint ventures	Ps. 7,963	Ps. 1,283	Ps. 9,246
Total liabilities	104,898	34,917	139,815
Capital expenditures, net (3)	13,415	7,981	21,396

2022	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	Ps. 131,002	Ps. 95,738	Ps. 226,740
Intercompany revenue	6,487	2	6,489
External Revenues	Ps. 124,515	Ps. 95,736	Ps. 220,251
Cost of goods sold	68,967	57,473	126,440
Gross profit	Ps. 62,035	Ps. 38,265	Ps. 100,300
Administrative Expenses	7,872	3,391	11,263
Selling Expenses	32,956	24,762	57,718
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	15,797	9,990	25,787
Depreciation and amortization	Ps. 6,424	Ps. 4,001	Ps. 10,425
Non-cash items other than depreciation and amortization	957	781	1,738
Equity in earnings (loss) of associated companies and joint ventures	Ps. 417	Ps. (31)	Ps. 386
Total assets	172,711	105,284	277,995
Investments in associate companies and joint ventures	Ps. 6,925	Ps. 1,527	Ps. 8,452
Total liabilities	113,554	32,565	146,119
Capital expenditures, net (3)	11,759	7,906	19,665
(1) Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 135,906, Ps. 122,615 and Ps. 106,911 during the years ended December 31, 2024, 2023 and 2022, respectively. Domestic (Mexico only) total assets were Ps. 159,498, Ps. 146,253 and Ps. 152,236 as of December 31, 2024, 2023 and 2022, respectively. Domestic (Mexico only) total liabilities were Ps. 109,855, Ps. 98,652 and Ps. 108,073 as of December 31, 2024, 2023 and 2022, respectively.
(2) South America includes Brazil, Argentina, Colombia and Uruguay. South America revenues include Brazilian revenues of Ps. 74,126, Ps. 66,963 and Ps. 63,944 during the years ended December 31, 2024, 2023 and 2022, respectively. Brazilian total assets were Ps. 83,899, Ps. 77,513 and Ps. 77,026 as of December 31, 2024, 2023 and 2022, respectively. Brazilian total liabilities were Ps. 26,629, Ps. 26,571 and Ps. 24,003 as of December 31, 2024, 2023 and 2022, respectively. South America revenues also include Colombian revenues of Ps. 20,995 Ps. 17,680 and Ps. 16,799 during the years ended December 31, 2024, 2023 and 2022, respectively. Colombian total assets were Ps. 19,835, Ps. 17,753 and Ps. 14,607 as of December 31, 2024, 2023 and 2022, respectively. Colombian total liabilities were Ps. 6,150, Ps. 5,337 and Ps. 3,902 as of December 31, 2024, 2023 and 2022, respectively. South America revenues also include Argentine revenues of Ps. 12,557, Ps. 6,668 and Ps. 10,917 during the years ended December 31, 2024, 2023 and 2022, respectively. Argentine total assets were Ps. 9,324, Ps. 4,304 and Ps. 7,344 as of December 31, 2024, 2023 and 2022, respectively. Argentine total liabilities were Ps. 3,677, Ps. 1,456 and Ps. 2,378 as of December 31, 2024, 2023 and 2022, respectively. South America revenues also include Uruguay revenues of Ps. 5,119, Ps. 4,415 and Ps. 4,078 during the years ended on December 31, 2024, 2023 and 2022, respectively. Uruguay total assets were Ps. 7,511, Ps. 5,939 and Ps. 6,307 as of December 31, 2024, 2023 and 2022, respectively. Uruguay total liabilities were Ps. 2,374, Ps. 1,553 and Ps. 2,282, as of December 31, 2024, 2023 and 2022, respectively.
(3) Includes disposals of property, plant and equipment, intangible assets and other long-lived assets of 2024 is Ps. 137, 2023 Ps. 93 and 2022 Ps. 250

Note 26. Future Impact of Recently Issued Accounting Standards not yet in Effect:
The Company has not applied the following standards, amendments and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements. The Company intends to adopt these standards, if applicable, when they become effective.

Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Presentation and Disclosure in Financial Statements - IFRS 18
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the consolidated financial statements.

Subsidiaries without Public Accountability: Disclosures - IFRS 19

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after January 1, 2027, with early application permitted.

As the Company’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

IFRS S1 General requirements for disclosure of sustainability-related financial information and IFRS S2 Climate related disclosures

In June 26, 2023, the IFRS Foundation’s International Sustainability Standards Board (“ISSB”) issued two sustainability standards, IFRS S1 and IFRS S2, requiring entities to disclose information about risks and opportunities related to sustainability and climate, respectively. In Mexico, the Comisión Nacional Bancaria y de Valores (“CNBV”) through amendments to the Circular Única De Emisoras (“CUE”) requires issuers to prepare a sustainability report in accordance with the ISSB standards. The CUE amendments became effective on January 29, 2025 requiring issuers to adopt IFRS S1 and IFRS S2 starting with their 2026 filings for fiscal year 2025.

The Company is currently working in identifying all impacts the adoption of these standards will have on the consolidated financial statements and its related notes.

Note 27. Subsequent Events

The Company has evaluated the existence of subsequent events and determined that there have not been events that requires a disclosure in this consolidated financial statements.