Form 20-F
period 2025-12-31
COCA COLA FEMSA SAB DE CV
filed 2026-04-16
CIK 910631

As filed with the Securities and Exchange Commission on April 15, 2026.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 10 units	KOF	New York Stock Exchange, Inc.
Units, each consisting of 3 Series B shares and 5 Series L shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series B shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series L shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
2.750% Senior Notes due 2030	-	New York Stock Exchange, Inc.
1.850% Senior Notes due 2032	-	New York Stock Exchange, Inc.
5.100% Senior Notes due 2035	-	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each class of capital or common stock as of December 31, 2025 was:

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
- ii -

Introduction
References
Unless the context otherwise requires, the terms “Coca-Cola FEMSA,” “the Company,” “our company,” “we,” “us” and “our” are used in this annual report to refer to Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries on a consolidated basis.
References herein to “U.S. dollar,” “US$,” “dollar” or “$” are to the lawful currency of the United States of America. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.
As used in this annual report:
“Central America” refers to Guatemala, Nicaragua, Costa Rica and Panama;
“Central America South” refers to Nicaragua, Costa Rica and Panama;
“South America” refers to Argentina, Brazil, Colombia and Uruguay;
“sparkling beverages” refers to non-alcoholic carbonated beverages;
“still beverages” refers to non-alcoholic non-carbonated beverages;
“U.S.” or “United States” refers to United States of America; and
“waters” refers to flavored and non-flavored waters, whether or not carbonated.
References to Coca-Cola trademark beverages in this annual report refer to products described in “Item 4. Information on the Company—The Company—Our Products.”
References to “IFRS” in this annual report refer to International Financial Reporting Standards (Accounting Standards), as issued by the International Accounting Standards Board, unless otherwise stated.

Currency Translations and Estimates
This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 18.0057 to US$1.00, the exchange rate for Mexican pesos on December 31, 2025, according to the U.S. Federal Reserve Board. On April 10, 2026, this exchange rate was 17.3023 to US$1.00.
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
•changes to the methodologies, platforms or process used by third-parties in the evaluation of metrics and risks related to our sustainability strategy; and
•health epidemics, pandemics and similar outbreaks, including future outbreak of diseases, or the spread of existing diseases, and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally.
Forward-looking statements involve inherent risks and uncertainties. See “Item 3. Risk Factors.” Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Item 1.    Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
We prepared our consolidated financial statements included in this annual report in accordance with IFRS.
This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2025 and 2024, and the related consolidated income statements, comprehensive income, changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023.
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
In the case of Argentina, the economy meets the criteria to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2025 exceeded 100.0%, according to available indexes in the country. We recognized inflationary effects of our Argentine operations in our financial information. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2025, 2024 and 2023 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2025 and does not give effect to any transaction subsequent to that date.

Dividends and Dividend Policy
The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares (“ADSs”), on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared (1)	Date Dividend Paid or To Be Paid	Mexican Pesos per Unit (Nominal) (2)	U.S. Dollars per Unit (3)
2021	May 3, 2022	2.715(4)	0.133
	November 3, 2022	2.715(4)	0.138
2022	May 3, 2023	2.900(5)	0.162
	November 3, 2023	2.900(5)	0.167
2023	April 16, 2024	1.520(6)	0.089
	July 16, 2024	1.520(6)	0.086
	October 15, 2024	1.520(6)	0.078
	December 9, 2024	1.520(6)	0.075
2024	April 23, 2025	1.840(7)	0.094
	July 16, 2025	1.840(7)	0.098
	October 15, 2025	1.840(7)	0.100
	December 9, 2025	1.840(7)	0.101
2025	April 21, 2026	1.935(8)	— (9)
	July 14, 2026	1.935(8)	— (9)
	October 13, 2026	1.935(8)	— (9)
	December 8, 2026	1.935(8)	— (9)

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
(8) Dividend declared per unit. The dividend was Ps. 0.9675 per share, or the amount of the dividend declared divided by eight.
(9) Because the dividend declared for the fiscal year 2025 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

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
Under Mexican income tax law, dividends, either in cash or in kind, paid to individuals who are Mexican residents, and to individuals and companies that are non-Mexican residents, on our shares, including the Series L shares and the Series B shares underlying our units, including units represented by ADSs, are subject to a 10.0% Mexican withholding tax, or a lower rate if covered by a tax treaty. Profits that were earned and subject to income tax before January 1, 2014 are exempt from this withholding tax. See “Item 10. Additional Information—Taxation—Mexican Taxation.”

Risk Factors
Risks Related to Our Company
Risks related to our relationship with our major shareholders.

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our business, financial condition and results of operations.
Substantially all of our sales are derived from sales of Coca-Cola trademark beverages. We produce, market, sell and distribute Coca-Cola trademark beverages through standard bottler agreements in the territories where we operate, which we refer to as “our territories.” See “Item 4. Information on the Company—The Company—Our Territories.” We are required to purchase concentrate for all Coca-Cola trademark beverages from affiliates of The Coca-Cola Company, which price may be determined from time to time by The Coca-Cola Company in all such territories. We are also required to purchase sweeteners and other raw materials only from companies authorized by The Coca-Cola Company. Increases in the cost, disruption of supply or shortage of ingredients for concentrate could have an adverse effect on our business.
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
The Coca-Cola Company has substantial influence on the conduct of our business and Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) has control over our company. As of the date of this report, The Coca-Cola Company indirectly owned 27.8% of our outstanding capital stock, representing 32.9% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint up to five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of the date of this report, FEMSA indirectly owned 47.2% of our outstanding capital stock, representing 56.0% of our capital stock with full voting rights. FEMSA is entitled to appoint up to 13 of our maximum of 21 directors and all of our senior management. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our other shareholders, which may result in us taking actions contrary to the interests of such other shareholders.
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

Changes in consumer preferences, as well as public concern about health-related and environmental issues, could reduce demand for some of our products.
The beverage industry is evolving as a result of changing consumer preferences. If we are unable to successfully introduce new products, digitize our operations or adapt to the rapidly changing retail landscape, including the rise of digital commerce, demand for our products may decrease and our overall financial results could be negatively affected.
Further, public concern over health-related issues has affected the beverage industry. Governmental authorities in some of the countries where we operate have adopted various related plans and actions in recent years, including increases in tax rates and new taxes on the sale of certain beverages, as well as restrictions on using certain ingredients and additives in our beverages and packaging, and on the advertising, labeling and sale of our some of our products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar, artificial sweeteners, High Fructose Corn Syrup (“HFCS”) and genetically modified foods, which may adversely affect our business.
In addition, concerns over the actual or perceived environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures, our failure to meet consumer preferences, changes in consumption patterns, including as a result of the effects or perceived effects of the use of weight-loss drugs, could reduce demand for some of our products, which would adversely affect our business, financial condition and results of operations. See “Item 4. Information on the Company—The Company—Business Strategy.”
Evolving consumer preferences, regulatory changes and market dynamics related to packaging materials could increase our costs and adversely affect our operations.
Our business relies on the use and availability of packaging materials. Regulatory developments and shifts in consumer preferences related to packaging, including requirements on recycling, recycled content, waste management, and extended producer responsibility schemes, may increase compliance costs, require operational adjustments, or restrict certain packaging formats or points of sale. In particular, the adoption of restrictions on the use of certain ingredients or packaging, or a stricter interpretation or enforcement thereof, in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our operations. We currently offer non-returnable and returnable containers across our territories, among other product presentations. Consumers’ increased concerns and changing habits about the solid waste streams and environmental responsibility and related publicity could result in the adoption of such legislation or regulations. Certain legislative and regulatory reforms have been enacted in some of the territories where we operate to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future. See “Item 4. Information on the Company—Regulation—Environmental Regulations.” If these types of requirements are adopted and implemented on a large scale in any of our territories, they could affect our costs or require changes in our distribution model and packaging, which could reduce our net operating revenues and profitability.
These and other related risks vary across the markets in which we operate due to differences in regulatory frameworks, recycling infrastructure and the availability and cost of recycled raw materials. In addition, our ability to advance packaging recovery and recycling depends in part on external collection systems, recycling infrastructure, and third-party partners, which may affect our costs and operational flexibility.
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
The beverage industry in the territories where we operate is highly competitive. We face competition from other bottlers of sparkling beverages, such as Pepsi trademark products and other bottlers and distributors of local beverage brands, and from producers of low-cost beverages, commonly referred to as “B brands.” We also compete in beverage categories other than sparkling beverages, such as water, juice-based beverages, coffee, teas, milk, value-added dairy products, sports drinks, energy drinks, plant-based beverages, and alcoholic beverages. We expect that we will continue to face strong competition in our beverage categories in all of our territories and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope.

Although competitive conditions are different in each of our territories, we compete mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, capabilities in marketing, use of data analytics (including artificial intelligence (“AI”) and machine learning), product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company—The Company—Principal Competitors.” Lower pricing and activities by our competitors may have an adverse effect on our business, financial condition and results of operations.
Risks related to public health crises, sustainability and weather and climatic conditions.
Pandemics and public health crises may adversely affect our business, financial condition and results of operations.
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
Lower or higher temperatures, higher rainfall, droughts and other adverse weather conditions such as hurricanes, natural disasters such as earthquakes and floods may negatively impact consumer patterns, which may result in reduced sales of our beverage offerings. Additionally, such adverse weather conditions and natural disasters may affect our or our suppliers’ operations, road infrastructure and points of sale in the territories where we operate and limit our ability to produce, sell and distribute our products, thus affecting our business, financial condition and results of operations.
Climate change and legal or regulatory responses thereto may have a long-term adverse impact on our business and results of operations.
There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases (“GHG”) in the atmosphere is causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, corn and sugar beets, which are important ingredients for our products. This could also impact the food security of communities around the world.
Increasing concern over climate change also may result in additional legal, tax or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other GHG emissions on the environment, which may, in turn, result in increased costs or disclosure obligations. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our beverage products. The physical effects and transition costs of climate change, and legal, regulatory or market initiatives to address climate change, could have a long-term adverse impact on our business and results of operations.
Our business is subject to evolving environmental, social and governance (“ESG”) regulatory requirements and expectations, which exposes us to increased costs and legal and reputational risks.

We have established and publicly announced sustainability targets, which are subject to continuous and periodic evaluations. These voluntary targets reflect our current plans and aspirations, but are not guarantees that we will be able to achieve them, and are subject to change. Our ability to achieve our sustainability targets and aspirations, and to accurately and transparently report our progress, presents numerous operational, financial, legal and other risks, and is dependent on the actions of our partners, suppliers and other third parties, some of which are outside of our control. Certain of our targets may also require collaboration with industry peers, local governments and civil society. If we are unable to meet our targets or evolving stakeholder expectations and industry standards, or if we are perceived to have not responded appropriately to the growing concern for sustainability issues, our reputation, and therefore our ability to sell products, could be negatively affected. In addition, in recent years, investor advocacy groups and certain institutional investors have placed increasing importance on sustainability. If, as a result of their assessment of our sustainability practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our company. At the same time, there also exists “anti-ESG” sentiment among certain stakeholders and government entities, which may result in scrutiny, reputational risk, lawsuits or market access restrictions from these parties regarding our sustainability policies, practices or initiatives.
Increasing focus on ESG matters has resulted in, and is expected to continue to result in, evolving legal and regulatory requirements, including mandatory due diligence, disclosure and reporting requirements, as well as a variety of voluntary disclosure frameworks and standards. We have incurred, and are likely to continue to incur, increased costs in complying with such standards and regulations, particularly given a lack of consistency across such standards and regulations. In addition, our systems, processes and controls may not always comply with evolving standards and regulations for identifying, measuring and reporting sustainability metrics; our interpretation of reporting standards and regulations may differ from those of others; and such standards and regulations may change over time, any of which could result in significant revisions to our targets or reported progress in achieving such targets. In addition, methodologies for reporting our data, data systems and internal controls may evolve, and previously reported information may be adjusted or corrected where necessary in future reports, to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations (including from acquisitions and divestitures), and other changes in circumstances. Any failure or perceived failure, whether or not valid, to pursue or fulfill our sustainability targets and aspirations or to satisfy various sustainability reporting standards or regulatory requirements within the timelines we announce, or at all, could increase the risk of litigation or result in regulatory enforcement actions.
We expect increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters in Mexico and other countries where we operate. On June 26, 2023, the IFRS Foundation’s International Sustainability Standards Board (“ISSB”) issued two sustainability standards, IFRS S1 and IFRS S2, requiring entities to disclose information about risks and opportunities related to sustainability and climate, respectively. In Mexico, the CNBV proposed significant modifications to domestic ESG-related regulations, particularly through amendments to the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, known as the Circular Única De Emisoras (“CUE”). The CUE now requires issuers to prepare a sustainability report in accordance with such ISSB standards. The CUE amendments became effective on January 29, 2025 and provide a phase-in period requiring issuers to adopt IFRS S1 and IFRS S2 starting with their 2026 filings for fiscal year 2025. While external auditor assurance will not be required for reports filed in 2026 for fiscal year 2025, limited external auditor assurance will be required for filings made in 2027 for fiscal year 2026, and reasonable external auditor assurance will be required for filings made in 2028 for fiscal year 2027 and further.
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
If we fail to achieve our sustainability targets due to restrictions to access or short supply of energy from clean or renewable sources, technology or market conditions, or geopolitical developments, or if we improperly report on our progress toward achieving our emission reduction targets, or if we or The Coca-Cola Company, as a partner in certain of these efforts, discontinue our sustainability initiatives to reduce the carbon footprint, the resulting negative publicity could adversely affect our business.
Risks related to cybersecurity, our information systems, data privacy and social media.
If we are unable to protect our information systems against service interruption, misappropriation of data or cybersecurity incidents, our operations could be disrupted, which could have a material adverse effect on our business, financial condition, and results of operations.
We rely on networks, information systems, and other technology, or IT systems, including the Internet and third-party hosted platforms and services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing, collection of payments and storage of client, third-party and employee personal data. We also use IT systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, and legal and tax requirements. Because IT systems are critical to many of our operating activities, our business may be impacted by network or hardware failures or impairments, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by hackers or criminal groups (which may include deepfake or social engineering schemes, ransomware and other forms of malware, business email compromise, cyber extortion, denial of service, or attempts to exploit vulnerabilities or gain unauthorized access), or other events. Cybercriminals have increasingly demonstrated advanced capabilities, such as use of zero-day vulnerabilities, generative AI and emerging technologies. Cybersecurity incidents could result in the unauthorized disclosure of confidential information, regulated individual personal data or delays in reporting our financial results, and we may lose revenue and profits as a result of our inability to timely produce or distribute our products. Any severe damage, disruption or shutdown in our IT systems could adversely affect our business, financial condition and results of operations.
Our IT systems may be the target of attacks. Although the cybersecurity incidents that we have experienced to date have not had a material effect on our business, financial condition or results of operations, such cybersecurity incidents could have a material adverse effect on us in the future. In order to address risks to our IT systems, we invest in specialized personnel, technologies, controls, cyber insurance and personnel training to prevent these possible impacts. As a means of preventing such impacts, we maintain a cyber risk management program overseen by the audit committee and our senior management. However, there is no assurance that the measures we implement will be sufficient to prevent such incidents.

There continues to be significant evolution and developments in the use of AI. While we have integrated some use of AI in our business, specifically through Juntos+, our omnichannel commercial platform, and may integrate it further in the future, at this time we cannot fully determine the impact of such evolving technology to our industry or business.
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
Negative publicity, whether or not warranted, or inaccurate information concerning or affecting us or the Coca-Cola trademarks may be disseminated at any time on social media, similar forms of Internet-based communications and other media platforms. Such information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on our business, financial condition and results of operations. Similarly, sponsorship relationships and associations with influencers could subject us to negative publicity as a result of controversies, ideas, actual or alleged misconduct or actions by individuals, hosts or entities associated with organizations we sponsor or support. Likewise, campaigns by activists or others connecting us or our supply chain with certain issues, whether actual or perceived, could adversely impact our corporate image and reputation.
Our management identified a material weakness in our IT general controls (“ITGCs”) over financial accounting.
Our management has identified a material weakness related to ineffective ITGCs over systems that support our financial accounting. Due to such material weakness relating to certain of our internal accounting systems, our management has concluded that our internal control over financial accounting was not effective as of December 31, 2025. Despite such identified material weakness, no material errors were identified in our consolidated financial statements as of December 31, 2025. For additional information, please refer to “Item 15(b). Disclosure Controls and Procedures—Management’s annual report on Internal Control Over Financial Reporting.”

Risks related to raw materials and supply chain.
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
We obtain the vast majority of the water used in our production pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply, and from municipal utility companies. Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water

Supply.” Climate change is causing a rise in temperatures in diverse territories and, as a result, is exacerbating water scarcity, droughts and flooding. This may cause a further deterioration of water quality in affected regions, which in turn could limit water availability for our bottling operations. In some of our territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes. Pressure to reduce our water use based on social perceptions of water scarcity, founded or unfounded, may also affect our ability to meet our water supply needs. We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. In addition, sourcing alternative water supplies could increase our operating costs. Continued water scarcity in the regions where we operate may adversely affect our business, financial condition and results of operations.
Increases in the prices of raw materials, supply chain disruptions or shortages of raw materials could increase our cost of goods sold and may adversely affect our business, financial condition and results of operations.
In addition to water, our most significant raw materials are concentrate, which we acquire from affiliates of The Coca-Cola Company, sweeteners and packaging materials.
Prices for Coca-Cola trademark beverages concentrate are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes.
In the past, the concentrate prices for Coca-Cola trademark beverages have been increased in some of the countries where we operate. We may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of our products or our results.
The prices for our other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions, fluctuations in exchange rates and inflation. We are also required to meet all of our supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, and The Coca-Cola Company may limit the number of suppliers available to us. Our sales prices are denominated in the local currency of each country where we operate, while the prices of certain materials, including those used in the bottling of our products, mainly polyethylene terephthalate, (“PET resin”), preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that we will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—The Company—Raw Materials.”

Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global supply of virgin and recycled PET resin. Crude oil prices and related market dynamics have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect our average price for virgin and recycled PET resin in local currencies. In addition, international sugar prices have been volatile due to various factors, including shifting demand, availability, climate change and other issues affecting production and distribution. In all of the countries where we operate, other than Brazil and Uruguay, sugar prices are subject to local regulations and other barriers to market entry that cause us to purchase sugar above international market prices. See “Item 4. Information on the Company—The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future or that we will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our business, financial condition and results of operations.
In addition, geopolitical conflicts, including the ongoing military conflict involving the U.S., Israel and Iran in the Middle East, have resulted, and could continue to result, in volatile commodity markets, supply chain disruptions and greater risk of cyber incidents across the world. Volatility in commodity markets and supply chain disruptions have increased and may continue to increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations.
Increases in the cost, disruption of supply or shortage of energy or fuel could adversely affect our business and results of operations.
Our operations deploy large fleets of trucks and other motor vehicles to distribute and deliver beverage products to our business partners, clients and customers. In addition, we use a significant amount of electricity, natural gas and other energy sources to operate our bottling plants and distribution facilities. An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where we operate, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce GHG emissions to address climate change, could increase our operating costs and negatively impact our business and results of operations. Changes in government regulations in the countries where we operate, including reforms related to transmission, distribution and other costs, could lead to a substantial increase in our electricity cost. See “Item 4. Information on the Company—Regulation—Other Regulations.”

Risks related to regulatory developments, taxes and legal proceedings.
Regulatory developments may adversely affect our business, financial condition and results of operations.
The principal areas in which we are subject to laws and regulations include anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, criminal, taxation, health and antitrust. See “Item 4. Information on the Company—Regulation.” In addition, we are also subject to laws and regulations in connection with the sale and distribution of our products including beer and other alcoholic beverages. Changes in existing laws and regulations, the adoption of new laws or regulations, including restrictions on the use of certain ingredients or packaging, or a stricter interpretation or enforcement thereof in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations.
Price controls or voluntary price restraints in the countries where we operate may limit our ability to set prices for our products and could adversely affect our business, financial condition, and results of operations.
We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities with respect to anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, criminal, taxation, health and antitrust. In addition, on February 20, 2025, the U.S. government designated certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”), several of which are known to be present in jurisdictions where we have operations. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increase the risk of potential criminal and civil liability against such entities or individuals. We maintain a Global Integrity Compliance Program that is supervised by our senior management, and employ a Legal Compliance Officer in each country where we operate. Reports on such compliance program are presented to our senior management and the audit committee of our board of directors on a quarterly and semi-annual basis, respectively. Despite our internal governance and compliance processes, including due diligence processes of third parties, we may be subject to breaches by our employees, contractors or other agents of our code of ethics, anti-corruption and anti-money laundering policies, other internal policies, or applicable laws or regulations, including instances of fraudulent behavior, corrupt practices, improper payments and dishonesty by any of them. In particular, the activities of criminal organizations, including international cartels and transnational criminal organizations, present in territories in which we operate have resulted in and in the future may result in impacts on our business, financial condition and our results of operations. We may have to limit our operations in certain regions within our territories, or we may experience material income losses, increase in safety-related and insurance expenses, loss of product and revenue, or health and safety risks to our employees. In the past, there have been instances where we have decided to temporarily close certain distribution centers due to increased criminal activity as a measure to protect the safety of our employees. Historically, most of these closures have been short-lived and have not had a material impact on sales or consumption trends or on our results or operating performance generally.
While we cooperate with law enforcement authorities in these territories, and despite government efforts to combat public corruption, these efforts may not be sufficient to prevent or avoid local, state and federal authorities and our employees being subject to corrupt practices or threats of violence which could lead to potential disruptions of our operations. We also cannot foreclose the possibility of criminal organizations affecting our operations in certain regions by attempting to control the sale, distribution and pricing of certain goods.
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
Our operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices, as well as tax, consumer protection, environmental, land ownership, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our business, financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings.”
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
We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2025, 74.9% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition and results of operations.
Some of the countries where we operate are influenced by the U.S. economy. Deterioration in economic conditions in the U.S. economy may affect these economies. In particular, economic conditions in Mexico have been historically correlated with economic conditions in the United States partially as a result of the North American Free Trade Agreement, and, in recent years, the U.S.-Mexico-Canada Agreement (the “USMCA”), which came into force on July 1, 2020. A renegotiation of the USMCA, which will occur by the mandatory review deadline of July 2026, if not sooner, an early withdrawal from the USMCA by any of the countries party to the agreement, or other related events could have an adverse effect on the Mexican economy. Any adverse event affecting the relationship between any of the countries where we operate and the United States, including changes or the termination of any free trade agreement, may have a significant adverse effect on the economy of such countries.
The imposition of increased import tariffs by the current U.S. presidential administration on countries including Mexico, Canada and China, as well as possible retaliatory tariffs on imports from the United States, could have a general impact on international trade, currency volatility and the global economy, and may lead to adverse economic conditions in Mexico and other countries in which we operate. Further, although we have no sales in the United States, increased, or perceptions of increased, economic protectionism in the United States could lead to lower levels of trade, investment and economic growth, which may influence U.S.-Mexico relations and the global geopolitical environment, and, in turn, have a negative impact on the Mexican economy and, therefore, on our business, financial condition and results of operations.
Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower pricing of our products in real terms or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, and calculated by weighting each year’s outstanding debt balance mix, constituted approximately 26.1% of our total debt as of December 31, 2025), which would have an adverse effect on our financial position. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
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
In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries, including the U.S., may have an adverse effect on our business, results of operations and financial condition. Furthermore, national presidential, state or municipal government, and/or legislative elections took place in 2025 or are scheduled to take place in 2026 in several of the countries where we operate, including Argentina, Panama,
Uruguay, Costa Rica, Colombia and Brazil. These countries are or may be facing changes of government, which could introduce potential risks associated with shifts in political leadership and changes in public policies.
Uncertainty surrounding new administrations’ agenda, regulatory reforms and economic policies could impact our operations and financial performance. Recent constitutional, legal and regulatory reforms in Mexico, particularly those affecting regulatory frameworks and public and judicial entities, including the labor reform approved in 2026, and the constitutional reform of the judicial system and establishment of new antitrust authorities in 2024, could introduce significant changes or uncertainties that may impact our operations. Such reforms may affect our ability to conduct business, seek judicial review, alter regulatory compliance requirements or create additional costs or operational risks, particularly in sectors subject to government oversight.
The current U.S. administration has implemented certain policies that may lead to economic slowdown, supply chain constraints, currency volatility and additional inflation, potentially increasing our operational costs and affecting demand for our products. However, there can be no assurance as to the impact these measures or any others adopted by the U.S. government and other governments will have on our business, financial condition and results of operations.
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

Item 4.    Information on the Company
The Company
Overview
We are leaders in the beverage market in most of the countries where we operate, being the largest franchise bottler of Coca-Cola trademark products in the world by sales volume, based on publicly available filings and information of our main competitors. In 2025, our sales volume represented approximately 12.3% of the total sales volume of the Coca-Cola system in the world. We produce and distribute Coca-Cola trademark beverages, offering a wide portfolio of brands to approximately 268 million consumers each day. We have more than 90,200 employees, and we market and sell approximately 4.2 billion unit cases per year through approximately 2.1 million points of sale. We operate 55 bottling plants and 256 distribution centers. We are committed to generating economic, social and environmental value for all our stakeholders throughout the value chain. We are members of various sustainability indexes, including the Dow Jones Sustainability MILA Pacific Alliance Index and FTSE4Good Emerging Index.
We operate in territories in the following countries:
•Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico;
•Guatemala;
•Nicaragua;
•Costa Rica;
•Panama;
•Colombia—most of the country;
•Brazil—a major part of the states of São Paulo and Minas Gerais, the states of Parana, Santa Catarina, Mato Grosso do Sul and Rio Grande do Sul and part of the states of Rio de Janeiro and Goias;
•Argentina—Buenos Aires and surrounding areas; and
•Uruguay.
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
The following is an overview of our operations by reporting segment in 2025.

Operations by Reporting Segment—Overview Year Ended December 31, 2025
	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America (1)	Ps. 169,641	58.1%	Ps. 81,234	61.0%
South America (2)	122,105	41.9%	51,942	39.0%
Consolidated	Ps. 291,746	100.0%	Ps. 133,176	100.0%

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.

Corporate History
We are a subsidiary of FEMSA, a company that participates in the retail industry through the following divisions: (i) the Proximity Americas Division, operating the OXXO small-format store chain in Mexico, Latin America and the United States, and gas stations in the United States, (ii) the Proximity Europe Division, operating small-format retail and foodvenience chains in Europe, (iii) the Fuel Division, operating OXXO Gas chain of retail service stations, and (iv) the Health Division, which includes pharmacy services locations and related operations. FEMSA participates in the beverage industry through us. FEMSA also participates in the financial services industry through Spin, which seeks to build innovative digital solutions to address the financial needs of its customers and business partners, leveraging OXXO´s store network to strengthen the integration between digital and physical platforms.
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

Business Strategy
We are focused on growing our company by implementing a long-term sustainable growth model. Our purpose is to refresh the world anytime, anywhere. Our vision evolved during 2023 to emphasize our commitment to our customers, and sustainable development. To this end, our refreshed vision is to be our customers’ and partners’ preferred commercial platform and ally for growth, fostering a sustainable future.
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
i.Grow the core. We see more runway to grow our core business by a focus on capturing growth opportunities for the Coca-Cola portfolio across markets and channels; accelerating the growth of Coca-Cola Zero across our territories, improving our competitive position in flavors; developing growth opportunities in low per-capita markets; and accelerating growth of profitable non-carbonated beverage categories.
ii.Be the preferred commercial platform. We aim to capitalize on the AI capabilities of Juntos+, our omnichannel commercial platform, and continue to roll out and leverage Juntos+ Advisor, our sales force tool, across our markets, leveraging a curated portfolio of brands together with The Coca-Cola Company and a multi-category portfolio.
iii.Strategic M&A. Pursue value-enhancing acquisitions, leveraging a disciplined approach.
iv.De-bottleneck our infrastructure and digitize the enterprise. We aim to increase manufacturing and distribution capacity, while implementing best-in-class logistics and distribution enablers.
v.Strengthen our customer-centric culture. We aim to promote a growth mindset, fostering a customer-centric and psychologically safe culture, building a multiplier leadership style and empowering leaders to develop our people.
vi.Foster a sustainable future. By integrating a robust governance framework with social development and environmental stewardship, we create lasting value for our business, people, and communities across our value chain. Our view on sustainable development is a comprehensive part of our business strategy.
Our view on sustainable development is a comprehensive part of our business strategy. We base our efforts on three transversal aspects (i) ethics and governance, (ii) human rights, diversity, equity and inclusion, and (iii) culture, while focusing on seven pillars: (i) water stewardship, (ii) packaging and circular economy, (iii) climate action, (iv) product portfolio, (v) sustainable sourcing, (vi) integral employee well-being, and (vii) community development.
Our Territories
The following map shows our territories, giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2025:

Our Products
We produce, market, sell and distribute mainly The Coca-Cola Company trademark beverage portfolio. These include sparkling beverages (colas and flavored sparkling beverages), waters and other non-carbonated beverages (including tea, sports drinks, energy drinks, fruit-based beverages, juice, coffee, milk, value-added dairy, plant-based drinks) and certain alcoholic ready-to-drink beverages, such as Bacardí Coca-Cola and Topo Chico hard seltzer.
In addition, through certain distribution agreements, we distribute and sell certain consumer products and alcoholic beverages in most of our territories, including Monster products in all the countries where we operate, Heineken-owned brand beer products in certain markets, Estrella Galicia and Therezópolis beer products in our Brazilian territories and ABI beer products in Costa Rica. This multicategory strategy aims to enhance our value proposition for retailers and consumers in the market, leveraging a curated portfolio that allows us to increase sales of our core portfolio and complement our reach, and generating network effects that further strengthen our platform.
The following table sets forth the trademarks of the main products we distributed in 2025:

Colas:
Coca-Cola
Coca-Cola Zero
Coca-Cola Light

Flavored Sparkling Beverages:
Ameyal	Fanta	Mundet	Sprite
Crush	Fresca	QuAtro	Yoli
Escuis	Kuat	Schweppes

Still Beverages:
AdeS	Del Valle	Hi-C	Powerade
Cepita	Fury	Leão	Santa Clara
Delaware	Fuze Tea	Monster	Valle Frut

Water:
Alpina	Brisa	Dasani	Smartwater
Aquarius	Ciel	Manantial	Topo Chico
Benedictino	Crystal	Seagram’s	Vitale

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
In addition, we inform our consumers through front labeling on the nutrient composition and caloric content of our beverages in accordance with local laws and regulations. We adhere to national and international codes of conduct in advertising and marketing, including communications targeted to minors which are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company. See “—Other Regulations.”
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
Our most important brand, Coca-Cola, together with its line of reduced- or no-sugar products, accounted for 60.3%, 60.7%, and 60.2% of our total sales volume in 2025, 2024 and 2023, respectively.
The following table illustrates our historical sales volume and number of transactions for each of our operations and our reporting segments for 2025 as compared to 2024.

	Sales Volume(2)		Transactions(2)
	2025	2024	2025	2024
	(Millions of unit cases or millions of single units)
Mexico	2,013.6	2,124.3	9,553.8	10,131.9
Guatemala(4)	197.8	195.9	1,498.5	1,459.5
Central America South (1)(4)	180.3	173.9	1,359.0	1,335.2
Mexico & Central America	2,391.7	2,494.1	12,411.4	12,926.6
Growth	(4.1)%	4.1%	(4.0)%	4.7%
Colombia	349.4	352.3	2,574.7	2,592.8
Brazil	1,178.0	1,159.3	8,616.8	8,286.2
Argentina	178.8	168.3	951.7	877.4
Uruguay	52.3	50.7	258.4	246.2
South America	1,758.7	1,730.6	12,401.5	12,002.6
Growth	1.6%	4.7%	3.3%	5.3%
Total	4,150.4	4,224.6	24,812.9	24,929.2
Growth	(1.8)%	4.4%	(0.5)%	5.0%

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages sales volume:

	Multiple Serving Presentations		Returnable Packaging
	2025	2024	2025	2024
Mexico	69.4%	69.2%	33.8%	37.0%
Guatemala	60.6%	60.4%	33.8%	35.0%
Central America South (1)	63.1%	62.8%	33.5%	35.3%
Colombia	69.6%	70.5%	23.5%	25.8%
Brazil	73.7%	74.6%	16.9%	17.2%
Argentina	79.1%	81.5%	20.5%	24.1%
Uruguay	79.9%	80.5%	17.7%	18.5%
Total	70.5%	70.8%	26.8%	29.1%

The following table illustrates our historical sales volume and number of transactions performance by category for each of our operations and our reporting segments:

	Year Ended December 31, 2025
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	(6.6)%	2.2%	(5.1)%	(3.1)%	(5.2)%
Guatemala(4)	2.3%	(13.2)%	(6.3)%	(7.1)%	1.0%
Central America South (1)(4)	1.7%	7.0%	39.6%	(4.0)%	3.7%
Mexico and Central America	(5.0)%	1.9%	(3.3)%	(3.1)%	(4.1)%
Colombia	—%	(8.5)%	1.4%	(7.2)%	(0.8)%
Brazil	1.1%	4.9%	4.8%	(3.5)%	1.6%
Argentina	3.1%	33.9%	13.3%	(9.7)%	6.3%
Uruguay	1.2%	13.3%	10.4%	—	3.2%
South America	1.1%	5.1%	5.4%	(6.6)%	1.6%
Total	(2.3)%	3.3%	1.0%	(3.4)%	(1.8)%

Number of Transactions Growth
Mexico	(7.1)%	1.4%	(2.2)%	—	(5.7)%
Guatemala	2.1%	(3.9)%	24.1%		2.7%
Central America South (1)	1.8%	1.8%	1.4%	—	1.8%
Mexico and Central America	(5.0)%	1.1%	(0.4)%	—	(4.0)%
Colombia	0.8%	(13.5)%	(0.7)%	—	(0.7)%
Brazil	3.7%	5.3%	4.1%	—	4.0%
Argentina	4.6%	31.7%	7.0%	—	8.5%
Uruguay	3.4%	12.4%	9.2%	—	4.9%
South America	3.2%	4.5%	3.0%	—	3.3%
Total	(1.2)%	2.9%	1.5%	—	(0.5)%

The following table illustrates our unit case mix by category for each of our operations and our reporting segments for 2025 as compared to 2024:

	Sparkling Beverages		Stills		Water (3)
	Year ended December 31, 2025
	2025	2024	2025	2024	2025	2024
Unit Case Mix by Category
Mexico	67.5%	68.5%	8.0%	7.4%	24.5%	24.1%
Guatemala(4)	90.0%	88.8%	4.3%	5.0%	5.7%	6.2%
Central America South (1)(4)	82.1%	83.7%	12.6%	12.3%	5.3%	4.0%
Mexico and Central America	70.5%	71.1%	8.1%	7.6%	21.5%	21.3%
Colombia	76.7%	76.0%	7.4%	8.1%	15.9%	15.9%
Brazil	82.9%	83.3%	8.9%	8.6%	8.2%	8.1%
Argentina	72.8%	75.1%	10.0%	8.0%	17.1%	16.9%
Uruguay	78.5%	80.1%	6.9%	6.3%	14.6%	13.6%
South America	80.5%	81.0%	8.6%	8.4%	10.9%	10.7%
Total	74.7%	75.2%	8.3%	7.9%	17.0%	16.9%

(1)    Includes sales volume and transactions from Nicaragua, Costa Rica and Panama.
(2)    Excludes beer and spirit sales volume and transactions.
(3)    Includes bulk water volume and transactions.
(4) 2024 volume figures adjusted to reflect real data for total and bulk volumes.

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
Marketing
We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2025 were Ps. 5,372 million.
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
Product Sales and Distribution
The following table provides an overview of our distribution centers,retailers and direct-to-consumer (“DTC”) channels to which we sold our products:

	As of December 31, 2025
	Mexico and Central America(1)(3)	South America(2)
Distribution centers	174	82
Retailers(4)	1,069,744	1,011,318
DTC(5)	474,436	5,614

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
(3) For purposes of this table, we have considered owned and third-party distribution centers managed by us.
(4) Active customers with direct support from the Company, including traditional channels, modern channels and indirect customers.
(5) Reflects purchasing households as of December 31, 2025.

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
In 2025, no single customer accounted for more than 10.0% of our consolidated total sales.
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

In the countries that comprise our Central America region, our main competitors are Pepsi and Big Cola bottlers. In Guatemala, we compete with The Central American Bottler Corporation (“CBC”), who also has a regional joint venture with AmBev to produce, distribute and sell beer; Cervecería Centroamericana S.A., who is focused in the beer and stills categories; and AJE Group. In Nicaragua, our principal competitor is AJE Group. We also compete with the joint venture between CBC and AmBev. In Costa Rica, our principal competitor is Florida Bebidas S.A., a subsidiary of Florida Ice and Farm Co. and Cooperativa de Productores de Leche Dos Pinos R.L. in juices. In Panama, our main competitor is Cervecería Nacional, S.A., followed by AJE Group and Petite Bottling Company, Inc. (Unicola). We also face competition from B brands offering multiple serving size presentations in certain Central American countries.
South America. Our principal competitor in Colombia is Postobón, a local bottler that sells and distributes sparkling beverages (Manzana Postobón, Uva Postobón and Colombiana), still beverages (Hit Juice) and water (Cristal). Postobón also distributes Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. We also compete with low-price producers, such as Aje Colombia S.A., the producers of Big Cola, which principally offer multiple serving size presentations in the value segment of the sparkling and still beverage industry.
In Brazil, we compete against AmBev, a company that distributes Pepsi brands, local brands with flavors such as guarana, and proprietary beer brands. We also compete against B brands or “Tubainas,” which are small, local producers of low-cost sparkling beverages that represent a significant portion of the sparkling beverage market. In the water segment, our main competitors include Minalba, owned by Grupo Edson Queiroz, Água da Pedra, owned by Fruki Bebidas, as well as several smaller regional brands. In the energy category, our principal competitors are Red Bull, which has a distribution agreement with AmBev, and Bally, owned by Bebidas Grassi do Brasil Ltda., a brand positioned in the low‑price segment and offering multiple serving size formats.
In Argentina, our main competitor is Buenos Aires Embotellador S.A., a Pepsi bottler owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev, and Manaos and Cunnington, B-brands owned by Refres Now S.A., low-price sparkling beverages which are gaining relevance in the market. In the water category, we compete directly with Levité, Villavicencio and Villa del Sur, owned by Danone, which is controlled by Compañía Cervecerías Unidas.
In Uruguay, our main competitor is Salus, a water brand owned by Danone. We also compete against Fábricas Nacionales de Cerveza S.A., a Pepsi bottler and distributor controlled by AmBev S.A. In addition, we compete with CCU Inversiones II Ltda., a water, soft drinks and brewing company, and finally with certain low-priced regional producers.
Raw Materials
Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase concentrate for all Coca-Cola trademark beverages in all of our territories from affiliates of The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. In the past, the concentrate prices for Coca-Cola trademark beverages have been increased in some of the countries where we operate. These prices may increase in the future and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have on the prices of our products or our results. See “—Bottler Agreements” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
In addition to concentrate, we purchase sweeteners, carbon dioxide, virgin and recycled PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Our bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global supply of virgin and recycled PET resin. On average, the price that we paid for PET resin in U.S. dollars in 2025 increased 2.4% as compared to 2024 in all our territories. In addition, given that high currency volatility has affected and continues to affect most of our territories, the average price for PET resin in local currencies was higher in all of our territories. In 2025, we purchased certain raw materials in advance, negotiated and locked-in prices in advance and entered into certain derivative transactions which helped us capture opportunities with respect to raw material costs and currency exchange rates.
Under our agreements with The Coca-Cola Company, we may use raw or refined sugar, artificial sweeteners and HFCS in our products. Sugar prices in all of the countries where we operate, other than Brazil and Uruguay, are subject to local regulations and other barriers to market entry that, in certain countries, often cause us to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars, taking into account our financial hedging activities, decreased by approximately 10.7% in 2025 as compared to 2024.

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
Mexico and Central America. In Mexico, we purchase PET resin mainly from Indorama Ventures Polymers México, S. de R.L. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V. (“Alpla”), and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. We have also diversified our import suppliers from China to Vietnam and Taiwan to mitigate the effects of tariffs and support our PET resin strategy.
We purchase all of our cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. We mainly purchase our glass bottles from Owens America, S. de R.L. de C.V., and Sílices de Veracruz, S.A. de C.V., known as SIVESA.
We purchase sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V., or Beta San Miguel, and Ingenio La Gloria, S.A., all of them sugar cane producers. As of the date of this annual report, we held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. We purchase HFCS from Ingredion México, S.A. de C.V., Cargill de Mexico, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.
Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2025, sugar prices in local currency in Mexico decreased approximately 20.8% as compared to 2024.
In Central America, the majority of our raw materials such as glass and non-returnable plastic bottles are purchased from several local suppliers. We purchase our cans from Envases Universales Ball de Centroamérica, S.A. and Envases Universales de México, S.A.P.I. de C.V. Sugar is available from suppliers that represent several local producers. In Costa Rica, we acquire plastic non-returnable bottles from Alpla C.R. S.A., and in Nicaragua we acquire such plastic bottles from Alpla Nicaragua, S.A. We mainly purchase our glass bottles from Vidriera Guatemalteca, S.A., known as VIGUA, and Vidriera Centroamericana, S.A., known as VICAL.
South America. In Colombia, we use sugar as a sweetener in all of our caloric beverages, which we buy from several sources. In 2025, sugar prices in Colombia decreased by 4.1% in U.S. dollars and decreased 4.6% in local currency, as compared to 2024. We purchase non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our non-returnable glass bottles from O-I Peldar. We purchase all of our cans from Crown Colombiana, S.A.
In Brazil, we also use sugar as a sweetener in all of our caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 9.2% in U.S. dollars and decreased 5.8% in local currency as compared to 2024. Taking into account our financial hedging activities, our sugar prices in Brazil in 2025 decreased 13.0% in U.S. dollars and 16.0% in local currency as compared to 2024. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. We mainly purchase PET resin from local suppliers such as Indorama Ventures Polímeros S.A. and glass bottles from Owens Illinois do Brasil Ind Ecom.
In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products. We purchase glass bottles and other raw materials from several domestic sources. We purchase plastic preforms at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, Alpla Avellaneda, S.A., AMCOR Argentina, and other local suppliers. We purchase our glass bottles from Cattorini Hnos Saicfei, known as Cattorini.
In Uruguay, we also use sugar as a sweetener in all of our caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 8.3% in U.S. dollars and decreased 6.3% in local currency as compared to 2024. Our main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. We purchase PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and we purchase non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We purchase our glass bottles from Cattorini.

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
Taxation of Beverages
As of December 31, 2025, all the countries where we operate, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, 13.0% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Rio de Janeiro, 17.0% in the state of Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais, Rio Grande do Sul and Parana, 19.0% in the state of Goias and 20.0% in the state of Mato Grosso do Sul. The states of Rio de Janeiro, Goias, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil, the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which for us amounted to an average taxation of approximately 17.0% over net sales in 2025.
Several of the countries where we operate impose excise or other taxes, as follows:
•Mexico imposes an excise tax on the production, sale and import of beverages with added sugar and HFCS, which from January 1, 2025 to December 31, 2025 was Ps. 1.6451 per liter. This excise tax is applied only to the first sale, and we are responsible for charging and collecting it. As of January 1, 2026, the excise tax increased to Ps. 3.0818 per liter for beverages with added sugar and HFCS, and a new excise tax of Ps. 1.50 per liter came into effect for beverages containing non-caloric sweeteners. These excise tax rates will be in effect until December 31, 2026, and will thereafter be subject to an annual increase based on the previous year’s inflation rate.
•Guatemala imposes an excise tax of 18 cents in Guatemalan quetzales (Ps. 0.42 as of December 31, 2025) per liter of sparkling beverage, 0.8 Guatemalan quetzales (Ps. 0.19 as of December 31, 2025) per liter of water, 0.12 Guatemalan quetzales (Ps. 0.28 as of December 31, 2025) per liter of isotonic beverages and 0.10 Guatemalan quetzales (Ps. 0.23 as of December 31, 2025) per liter of juice.
•Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 20.99 Costa Rican colones (Ps. 0.75 as of December 31, 2025) per 250 milliliters, an excise tax (which is a contribution to the National Institute of Rural Development (Instituto Nacional de Desarrollo Rural)) currently assessed at 7.18 Costa Rican colones (approximately Ps. 0.26 as of December 31, 2025) per 250 milliliters, and a specific tax of 15.57 Costa Rican colones (Ps. 0.56 as of December 31, 2025) per 250 milliliters of non-carbonated beverages.
•Nicaragua imposes a 15.0% tax on beverages, except for water, and municipalities impose a 1.0% tax on our Nicaraguan gross sales.
•Panama imposes an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 milliliters, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. In addition, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 milliliters, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.
•Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice content, although this excise tax is not applicable to some of our products.
•Brazil assesses an average production excise tax of approximately 2.6% and an average sales tax of approximately 12.0% over net sales. These production and sales taxes apply only to the first sale, and we are responsible for charging and collecting these taxes from each of our retailers, with the exception of sales to wholesalers, which are entitled to recover the sales tax, and charge and collect it again upon the resale of our products to final retailers.
•Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.3% of net sales. From January 1, 2025 to December 31, 2025, the excise tax for beverages with 6 to 10 grams of added sugar per 100 milliliters was 38 Colombian pesos (approximately Ps. 0.13 as of December 31, 2025) and the excise tax for beverages with more than 10 grams of added sugar per 100 milliliters was 65 Colombian pesos (approximately Ps. 0.26 as of December 31, 2025). From January 1, 2026 to December 31, 2026, the excise tax has increased to 40 Colombian pesos (approximately Ps. 0.18 as of December 31, 2025) for beverages that contain 5 to 9 grams of added sugar per 100 milliliters, and to 68 Colombian pesos (approximately Ps. 0.31 as of December 31, 2025) for beverages with more than 9 grams of added sugar per 100 milliliters.
•Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on fruit juice-based beverages with at least 10.0% natural fruit juice content (or at least 5.0% natural fruit juice content in the case of lemon), and an excise tax of 8.0% on sparkling water and still water.
Tax Reforms
Brazil. In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Brazilian Federal Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. Pursuant to our final favorable resolution of 2019, the federal production and sales taxes together resulted in an average of 14.6% tax over net sales in 2024 and 2025.
In December 2023, the Brazilian government published a provisional measure to establish the amount of tax credits subject to offset as determined by a final and unappealable court decision that says any credit exceeding the value of 10 million Brazilian reais (approximately Ps. 32.7 million as of December 31, 2025) must observe the monthly limitation to be offset by 1/60 of the total value of the tax credit. This measure was converted into law in May 2024.
Furthermore, in December 2023, the Brazilian government published a constitutional amendment enacting a broad tax reform that will replace the current indirect tax system in Brazil with a new system, with the phase-in of the new law starting on January 1, 2026 and full adoption expected by 2033. The municipal service tax, state value-added tax and federal sales tax will be replaced by a dual value-added tax, composed of the federal “CBS” and the state and municipal “IBS”. This dual value-added tax will apply to all tangible and intangible goods, rights and services and will be calculated based on the amount charged at the location where goods are consumed or the rights or services are provided. The system will be non-cumulative, allowing tax credits from previous transactions. Initially, there will be a standard rate for all goods and services, with reductions ranging from 100.0% to a 30.0% discount for sectors such as education, health, public transportation and food products. Federal, state and municipal governments may define specific rates, and the final rate will be the sum of the IBS and CBS rates.
In December 2024, Congress approved the complementary law establishing the foundation of the new regulations, which was approved by the President of Brazil in January 2025. The reform also includes the creation of a Selective Tax (“IS”) on products such as sugary beverages starting in 2027. This tax will be single-phase (charged only once), will not generate tax credits, and will be included in the tax base of other levies. The federal production and sales tax will be reduced to zero, except for products from the Manaus Free Trade Zone, which has remained at a rate of 8.0% since May 2022. Further regulations detailing the dual value-added tax and IS will be issued, however as of the date of this annual report, neither rate has been defined. Additionally, the reform establishes five-year reviews of the combined CBS and IBS rates. If the total exceeds 26.5%, the government must propose a reduction to Congress.
On January 1, 2024, new transfer pricing rules that were previously published in December 2022, and relevant guidelines required to comply with such rules, became effective. These rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (the “OECD”).

On January 1, 2024, a law published in December 2023 became effective, establishing that any subsidies granted by municipalities or the states should be taxed by the income tax and social contribution at the combined tax rate of 34.0% and will be subject to other contributions at a combined tax rate of 9.25%. In addition, the law establishes that federal Brazilian government will grant an income tax credit of 25.0% on the municipality or state subsidy, limited to the lower of (i) 25.0% of the tax benefit itself or (ii) 25.0% of the depreciation of such assets applied on approved development or expansion projects which caused such subsidy, provided that certain conditions are met. In response to a legal action initiated by our Brazilian subsidiary, a federal court issued a favorable ruling excluding tax incentives recorded as capital reserves from the taxable base established by the new legislation.
In December 2024, the Brazilian government published a new law introducing an Additional Social Contribution on Net Profit (the “Additional CSLL”) and the Qualified Domestic Minimum Top-Up Tax (“QDMTT”) method, to ensure a minimum effective taxation of 15.0% on multinational groups operating in Brazil. The Additional CSLL is the mechanism through which Brazil implements the QDMTT, aligning its tax system with the OECD Pillar Two rules. This Additional CSLL became effective in January

2025 and, as of the date of this annual report, is not expected to be applicable to our Brazilian subsidiary. However, the legislation requires an annual assessment to determine its applicability in future periods.
In June 2025, a new decree related to the Financial Transaction Tax (“IOF”) was enacted in Brazil. The decree increased the IOF rate applicable to foreign exchange, credit, cross-border payments, remittances and other financial transactions to rates of up to 3.5%, depending on the nature of the transaction.
In November 2025, the Brazilian government enacted new tax legislation requiring Brazilian legal entities to withhold income tax on certain dividend distributions commencing on January 1, 2026. Dividends paid to non-resident shareholders and certain resident individuals will be subject to a 10.0% withholding income tax upon payment, crediting, delivery, employment or remittance. The legislation provides for a transitional regime pursuant to which dividends related to profits accrued and formally approved for distribution on or before December 31, 2025 will remain exempt of such withholding, provided that such dividends are paid, credited, delivered, employed and remitted no later than December 31, 2028.
Argentina. In December 2023, the Argentine government issued an executive decree (Decree 29/2023) that increased the PAIS (Programa para una Argentina Inclusiva y Solidaria) tax rate to 17.5%. This tax was in effect for five fiscal periods, from December 2019 to December 2024, and it was not renewed by the Argentine government.
Mexico. A new tax reform applicable in Mexico was enacted in December 2025 and became effective on January 1, 2026. The reform introduced the following main provisions:
•Changes to the excise tax regime applicable to the production, sale and import of certain beverages. The excise tax applicable to beverages with added sugar and HFCS increased to Ps. 3.0818 per liter. In addition, a new excise tax of Ps. 1.50 per liter was established for beverages containing non-caloric sweeteners.
•Elimination of the exemption of securing tax claims when taxpayers file an Administrative Appeal (Recurso de Revocación) before the tax authorities.
As a transitional measure applicable to fiscal year 2026, a six-month period is granted for the resolution of such appeals without the obligation to provide a guarantee. If the appeal is not resolved within this timeframe, taxpayers must secure the tax claim. This transitional measure is subject to renewal on an annual basis.
•Mexican tax authorities have expanded their enforcement powers to conduct specific tax audits targeting taxpayers that issue electronic tax invoices without the support of valid and legally substantiated transactions. If tax authorities determine that a taxpayer has engaged in such practices, the electronic tax invoices issued by that taxpayer may be deemed invalid, which could result in significant consequences, such as limitations to issuing invoices, restrictions on the ability to comply with certain tax obligations, and potential criminal exposure for both the issuer and, in certain circumstances, the recipients of such invoices.
Tax authorities may publicly disclose on their official website a list of taxpayers identified as issuers of invalid or non-existent transaction invoices. Recipients of invoices issued by taxpayers included on such list are required to reverse or cancel any tax benefits derived from those invoices within 30 calendar days following the public disclosure, regardless of whether the recipient holds documentation purporting to support a legitimate transaction. Failure to comply with these requirements may result in temporary restrictions on invoicing activities, denial of access to certain tax procedures, and the initiation of additional administrative audits or inspections.
•In addition, Mexican tax authorities may temporarily restrict a taxpayer’s ability to issue electronic tax invoices when (i) the taxpayer has a final and non-appealable tax liability that has not been fully paid (including its related surcharges and penalties), and (ii) the aggregate amount of the electronic tax invoices issued by such taxpayer during the immediately preceding fiscal year, exceeds four times the historical amount of such unpaid tax liability.
Colombia. In 2023, a tax reform that was approved in December 2022 became effective in Colombia. The main provisions of the reform are the following:
•Introduction of an excise tax for beverages with added sugar based on the following schedule:
▪From November 1, 2023 to December 31, 2023 a tax of 18 Colombian pesos (approximately Ps. 0.09 as of December 31, 2025) will apply to beverages that contain 6 to 10 grams of added sugar per 100 milliliters and a tax of 35 Colombian pesos (approximately Ps. 0.17 as of December 31, 2025) for beverages with more than 10 grams of added sugar per 100 milliliters;

▪From January 1, 2024 to December 31, 2024, a tax of 28 Colombian pesos (approximately Ps. 0.13 as of December 31, 2025) for beverages that contain 6 to 10 grams of added sugar per 100 milliliters and a tax of 55 Colombian pesos (approximately Ps. 0.26 as of December 31, 2025) for beverages with more than 10 grams of added sugar per 100 milliliters; and
▪From January 1, 2025 to December 31, 2025, a tax of 38 Colombian pesos (approximately Ps. 0.18 as of December 31, 2025) for beverages that contain between 5 grams and 9 grams of added sugar per 100 milliliters and a tax of 65 Colombian pesos (approximately Ps. 0.31 as of December 31, 2025) for beverages with more than 9 grams of added sugar per 100 milliliters.
▪From January 1, 2026 to December 31, 2026, a tax of 40 Colombian pesos (approximately Ps. 0.19 as of December 31, 2025) for beverages that contain between 5 grams and 9 grams of added sugar per 100 milliliters and a tax of 68 Colombian pesos (approximately Ps. 0.33 as of December 31, 2025) for beverages with more than 9 grams of added sugar per 100 milliliters. This tax will be adjusted in a yearly basis by the same percentage used for updating the Unit of Fiscal Value, as defined below.
•Introduction of a tax on single-use plastics, with a rate of 0.00005 on one Unit of Fiscal Value per gram of plastic. One Unit of Fiscal Value is equivalent to 49,799 Colombian pesos (approximately Ps. 225.91 as of December 31, 2025). This new tax is applicable to our products which are not considered part of the basic shopping basket. However, this tax can be exempted with a circular economy certification to be issued should case recycled resin be incorporated into the packaging. In 2023, the Constitutional Court of Colombia issued a resolution (Resolution C-526/23) requiring that the producer of single-use plastics be responsible for the payment of this tax.
•Increase of the income tax rate as of January 1, 2023, from 20.0% to 35.0% on taxable income obtained from free trade zones within Colombia. This change will take effect on January 1, 2026 if a free trade zone company can demonstrate a 60.0% income increase in 2022 in comparison with 2019 fiscal year. However, the Constitutional Court of Colombia ruled that this law will not apply to entities that obtained approval to be considered as a free trade zone company prior to December 13, 2022, as is the case of our Colombian subsidiary.
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
In February 2025, the Colombian government issued a decree containing temporary tax measures applicable from February 22, 2025 to December 31, 2025. Such decree imposes a stamp tax rate of 1.0% for public and private documents exceeding 6,000 Units of Fiscal Value (Ps. 1,434,211.20 as of December 31, 2025) that are subscribed, modified or extended and are granted or accepted in Colombia, or granted abroad but executed with Colombian jurisdiction. This stamp tax is no longer applicable as of 2026.
In February 2026, the Colombian government issued a decree containing temporary tax measures applicable from January 1 to December 31, 2026. Such decree introduced, among other provisions, a net wealth tax (impuesto al patrimonio) that took effect as of March 31, 2026. The tax is assessed based on an entity’s equity and is subject to a rate of 0.5%; the payment may be made in two installments of 50.0% each, due in April and May.
Costa Rica. On January 1, 2023, a tax reform became effective that reintroduced the standard debt and credit system for producers, wholesalers and retailers at a tax rate of 13.0%. Further, whereas producer and importers were previously responsible for collecting value-added taxes on carbonated beverages from supply chain participants, following this reform,wholesalers and retailers assume their own collections obligations. Accordingly, our Costa Rican subsidiary is no longer responsible for collecting such tax throughout the entire supply chain.
Uruguay. In December 2025, Uruguayan government enacted legislation introducing a Domestic Minimum Top-up Tax (“IMGD”) within the framework of the OECD Pillar Two global minimum tax initiative. The IMGD is designed to ensure a minimum effective taxation level of 15.0% on qualifying entities, and applies where the effective tax rate, as determined under the applicable OECD Pillar Two rules, is below such threshold. As of the date of this annual report, this tax is not expected to apply to our Uruguayan subsidiary. However, the legislation requires an annual assessment to determine its applicability in future periods.

Water Supply
Given that water is an essential resource to carry out all human activity, and given its key role in our business as a beverage bottler company, comprehensive and efficient water management is of utmost importance. During 2025, we had a water use ratio of 1.35 liters of water used per liter of beverage produced, which is a benchmark within the Coca-Cola system. In addition, our goal is to optimize efficiency in our water consumption and to continue improving our water replenishing efforts. With respect to wastewater treatment, all of our bottling plants have their own wastewater treatment plants or have contracted related services to ensure a quality that supports the aquatic life of our waste water discharge.
In Mexico, we mainly obtain water directly from wells pursuant to concessions granted by the Mexican federal government for each bottling plant and, to a lesser extent, from the local municipal water system. In Mexico, the primary authority responsible for regulating and overseeing matters related to water resources is the National Water Commission (Comisión Nacional del Agua).
Water use in Mexico is governed primarily by the General Water Law (Ley General de Aguas) enacted in December 2025, the National Waters Law (Ley de Aguas Nacionales) originally enacted in 1992 (as amended, including amendments enacted in May 2023 and December 2025), and the implementing regulations, administrative provisions and other applicable rules issued thereunder. These laws operate in a complementary manner: the General Water Law establishes the overarching framework and public policy principles for water governance—particularly the prioritization of the constitutional human right to water for personal and domestic consumption—while the National Waters Law provides the operational legal regime applicable to national waters, including the mechanisms through which water rights are granted, recorded, supervised and enforced.
The National Waters Law restricts the transferability of rights evidenced by water concessions and allocations between private parties and, in limited circumstances (including transfers of ownership of related property, certain corporate mergers or spin-offs, and inheritance), provides for an administrative reassignment process through which the relevant authorities may issue a new title of concession that generally preserves the same volume, authorized use and remaining term. In addition, such regulations provide that plants located in Mexico may be required to pay fees to the respective authorities for the discharge of wastewater into municipal drainage systems or to the federal government for the discharge of wastewater into receiving bodies of water such as rivers, oceans or lakes. Based on our internal monitoring and compliance practices, we believe our bottling plants in Mexico comply in all material respects with applicable discharge standards. See “—Description of Property, Plant and Equipment.”
The framework strengthens supervision, verification and inspection mechanisms, as provided by law. Moreover, authorities may impose administrative measures and penalties, such as fines, reductions of authorized volumes, suspension or revocation of concessions or permits, and closure measures. Certain operational aspects are expected to be further developed through secondary regulations and guidelines, within the timeframes provided by the applicable legal framework.
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
In Colombia, in addition to natural spring water for Manantial, we obtain water directly from wells and from local water systems. We are required to have a specific concession to extract water from natural sources. Our concession, which is under renewal, to extract water from natural sources in Colombia was granted by Resolution No. 3485 in December 2014. Water use in Colombia is regulated by Decree No. 1076 of 2015.
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
In January 2026, the Mexican government issued the General Circular Economy Law (Ley General de Economía Circular), which establishes a regulatory framework to promote sustainable production and consumption, waste reduction, and the use and recycling of materials throughout the life cycle of products. The Mexican government has yet to issue guidelines for compliance with this law, and, once such guidelines are issued, we cannot assure you that this law will not have an adverse impact on our business and results of operations in Mexico.
Our Central American operations are subject to several federal and local laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. In December 2019, the Costa Rican government enacted Law No. 9,786, which requires that companies that sell, distribute or produce plastic bottles made of single use plastics comply with at least one of the following obligations: (a) produce plastic bottles that contain a percentage of recycled resin, (b) implement a recycling or collection program of plastic bottles, (c) participate in waste management programs appropriate to the relevant industry or product, (d) use or produce packaging or products that minimize the generation of solid waste, or (e) establish strategic partnerships with at least one municipality to improve its collection and waste management programs. This law became enforceable through Executive Decree 43985-S and through related guidelines and regulations issued by the Ministry of Health (Ministerio de Salud), with which we are currently in compliance.
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
Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of GHG, the disposal of wastewater and solid waste, and soil contamination, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance. Among other regulations, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, required us to collect 90.0% of PET resin bottles sold. We were then unable to collect the entire required volume of PET resin bottles we sold in the City of São Paulo, and consequently, in October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps. 816,300.00 as of December 31, 2025). Our Brazilian subsidiary filed a legal recourse, which is still pending resolution, against the imposition of the fine. Nevertheless, Law 13.316/2002 was revoked by Law 17.471/2020 and the new provisions require us to implement and operate reverse logistics on certain proportion of products placed into the market according to certain targets. We are required to meet an annual recovery target of 35.0% of the total volume of packaging placed into the market. Our Brazilian subsidiary has implemented certain programs to achieve this goal, including a collective project to support reverse logistics in collaboration with the Brazilian Association of Soft Drink and Non-Alcoholic Beverage Industries (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas não Alcoólicas).
In December 2024, the Brazilian government enacted Law No. 15,042, which establishes the Brazilian Greenhouse Gas Emissions Trading System. This law also creates a regulated carbon market in Brazil, setting limits on GHG emissions and the trading of assets representing emission, reduction of emissions, or removal of GHG. As of the date of this annual report, the Brazilian government has not yet issued the guidelines for compliance with this law, and, once such guidelines are issued, we cannot assure you this law will not have an adverse impact on our business and results of operations in Brazil.
In October 2025, the Brazilian government enacted Decree 12.688, establishing a mandatory Plastic Packaging Reverse Logistics System and expanding the regulatory framework under Brazil’s National Solid Waste Policy (Law 12.305/2010). This decree is effective as of January 2026 and applies to plastic packaging and comparable plastic products and imposes binding, traceable and auditable obligations on manufacturers, importers, distributors and retailers. This regulation establishes cumulative national recovery targets for post-consumer plastic packaging, starting at 32.0% in 2026 and increasing progressively to 50.0% by 2040, calculated based on the total amount of plastic placed into the market in each region. In addition, mandatory post-consumer recycled content requirements for plastic packaging begin at 22.0% in 2026 and are expected to increase to 40.0% by 2040. The Brazilian Ministry of the Environment (Ministério do Meio Ambiente e Mudança do Clima) is expected to establish specific targets for returnable packaging, until such targets are defined, a limited compensation mechanism allows companies to partially offset their plastic packaging recovery obligations based on the volume of returnable packaging effectively collected, whereby for each specified percentage of returnable packaging recovered, a corresponding reduction may apply to the applicable plastic packaging recovery target, subject to regulatory limits and capped at 50.0% of the total recovery obligation. The entities regulated by this decree must structure, implement and finance reverse logistics systems, either individually or through collective arrangements operated by entities accredited by the Brazilian Ministry of the Environment. As of the date of this annual report, the Brazilian government has not yet issued guidelines to establish the technical requirements, and, once such guidelines are issued, we cannot assure you that compliance with these requirements will not result in increased operational costs or otherwise adversely affect our business or results of operations in Brazil.
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
In Uruguay, we are subject to federal and state laws and regulations relating to the protection of the environment, including regulations concerning waste management and waste water discharge and disposal of hazardous and toxic materials, among others. We own a water treatment plant for the discharge of residual industrial water and through the implementation of a program we recover and treat such residual industrial water for use. We have also established a program for recycling solid wastes. The Uruguayan Ministry of Environment (Ministerio de Ambiente) issued an administrative resolution imposing the obligation of achieving high recovery and recycling goals of packaging materials (at least 30.0% of such packaging by 2026 and 50.0% by 2027). In order to achieve such goals, the Uruguayan Ministry of Environment approved the Plan de Valorización de Envases (formerly known as the Industry Management Plan) to which we are required to adhere as part of the Uruguayan beverage industry. The implementation of this plan has resulted in higher expenditures for our Uruguayan subsidiary in order to comply with such regulations.

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
Since 2021, the Colombian government has enacted, through certain resolutions, a labeling model similar to that in Mexico: octagonal seals for prepackaged food and non-alcoholic beverages with excess of sugar, sodium, saturated and trans fat, in addition to octagonal seals on products containing non-caloric sweeteners setting forth the nutritional and front labeling requirements for canned or packaged food. The labeling requirements became effective in June 2023. We were required to comply with this regulation by June 2024 and we are currently in compliance.
In November 2021, the Argentine government issued a new law which sets forth front labeling requirements for prepackaged food and non-alcoholic beverages. The rules for this law were issued in March 2022, establishing a labeling model similar to Mexico which became effective in September 2022. Since such date, we have been in compliance with such labeling requirements.
In April 2023, the Official Mexican Standard (NOM-127-SSA1-2021) entered into force, establishing new parameters that water for human use and consumption must meet, which are stricter than those set forth in the previous NOM. As a result of these new parameters, we strengthened our actions to implement initiatives aimed at optimizing water use in Mexico. As of the date of this annual report, we are in compliance with such standard.
In September 2024, a constitutional reform overhauling the judicial system in Mexico became effective, introducing a judiciary tribunal with power to supervise and sanction judges, and providing for the election of all federal judges, magistrates and ministers by popular vote, starting with first election of federal judges on June 1, 2025.
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

In December 2024, an organic simplification reform became effective, establishing the creation of new regulatory authorities, including, among others, the Mexican National Antitrust Commission (Comisión Nacional Antimonopolio), the authority that replaced the Federal Antitrust Commission (Comisión Federal de Competencia Económica), this new agency has the authority to set higher fines for violations of the Federal Antitrust Law (Ley Federal de Competencia Económica), implement important changes to rules governing mergers and anti-competitive behavior, and limit the availability of legal defenses against the application of the law, and the Mexican National Energy Commission (Comisión Nacional de Energia), which has replaced the CRE.

In December 2024, the Guatemalan government issued Decree 32-2024 containing an antitrust law aiming to promote and defend competition to enhance economic efficiency, and which established a Competition Superintendency (Superintendencia de Competencia) to oversee compliance, an entity with power to impose substantial fines for violations. The general provisions of this law came into effect in phases, beginning January 1, 2025, and enforcement provisions including sanctions are set to take effect in December 2026. We cannot assure you this law will not have an adverse impact on our business in Guatemala.
In March 2026, the Mexican government approved a constitutional amendment reducing the statutory maximum workweek from 48 hours to 40 hours, among other related labor provisions. This reform is expected to be implemented gradually over a period of five years, with full implementation targeted by 2030. Although secondary legislation and implementing regulations are have yet to be issued, compliance with the new framework may require adjustments in our operations and may increase our labor costs and affect our business, financial condition or results of operations in Mexico.

Sustainability Initiatives
Consistent with our business strategy and priorities, we aim to foster a sustainable future. To this end, we strengthened our sustainability strategy with our Sustainability Framework, which focuses our efforts on three transversal aspects: (i) ethics and governance, (ii) human rights, diversity, equity and inclusion, and (iii) culture, while focusing on seven pillars: (i) water stewardship, (ii) packaging and circular economy, (iii) climate action, (iv) product portfolio, (v) sustainable sourcing, (vi) integral employee well-being, and (vii) community development. Coca-Cola FEMSA is committed to abiding by the law in all jurisdictions in which we operate.
We acknowledge that we have a role to play in developing our sustainability initiatives to enhance our environmental stewardship and social responsibility toward our people, our communities and the environment. We have aligned our actions with the sustainable development goals of our communities and value chain, supporting the development of our suppliers while also seeking to improve living conditions and reduce our environmental impact. More detail about our sustainability actions and progress can be found on our corporate website and in other of our public reports. The information on our website or in such other public reports is not part of this annual report, and is not and shall not be deemed to be incorporated into this annual report.
In terms of governance, we seek to raise our ethical standards and to implement leading best practices. Our Sustainability Committee, which began holding sessions in 2022, is comprised of members of our senior management team, so as to ensure that all of the relevant areas of our business and all of the countries in which we operate are fully involved in the creation of sustainability initiatives and decisions. Our objective is to continually reinforce our commitment to create value in the social, environmental and corporate governance areas, while positively impacting the communities we serve. The Sustainability Committee is responsible for: (i) fortifying the strategy of our sustainability efforts, in alignment with our key priorities and with consideration with our partners’ strategies and the global context, (ii) creating and implementing public pledges, (iii) management and assignment of resources, (iv) monitoring and supervision, and (v) risk mitigation.

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
These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola trademark beverages at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company. The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2025 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
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
•one bottler agreement in Brazil, which is up for renewal in April 2034;
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

Description of Property, Plant and Equipment
As of December 31, 2025, we owned 55 bottling plants. By country, as of such date, we had 27 bottling plants in Mexico, seven in Central America, seven in Colombia, 11 in Brazil, two in Argentina, and one in Uruguay.
As of December 31, 2025, we operated 256 distribution centers, of which 137 were in our Mexican territories. As of such date, we owned 46 of the total distribution centers and leased the remainder. This calculation considers owned and third-party distribution centers managed by us. See “—The Company—Product Sales and Distribution.”
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
The table below summarizes installed capacity, average annual utilization and utilization during peak month of our bottling plants by country:

Bottling Plants Summary As of December 31, 2025
Country	Installed Capacity(1)(2) (thousands of unit cases)	Average Annual Utilization (%)(3)(4)	Utilization in Peak Month (%)(3)	Utilization in Peak Month (%) Non-Returnable PET(5)
Mexico	3,168,044	61.3%	65.2%	83.2%
Guatemala	405,952	59.8%	68.8%	77.8%
Nicaragua	113,395	78.4%	91.0%	98.8%
Costa Rica	120,596	54.4%	58.0%	67.9%
Panama	81,295	54.1%	59.7%	89.9%
Colombia	568,070	51.0%	53.6%	87.6%
Brazil	1,564,596	70.8%	75.6%	87.6%
Argentina	318,210	46.2%	57.1%	73.1%
Uruguay	115,327	32.6%	36.6%	43.7%

(1) Calculated based on each plant’s actual capacity, assuming a base of 620 monthly production hours, excludes hours allocated to changeovers, sanitation, maintenance, and other support activities. Total annual installed capacity reflects production based on the 2025 product and packaging mix and incorporates the annualized efficiency rate of each production line. Multipack lines, plastic bag lines for Colombia and Costa Rica, and fountain lines are excluded.
(2) As of 2025, the methodology for calculating installed capacity has been adjusted to align with internal metrics. As a result, installed capacity reported for 2025 is not directly comparable to information reported for prior years.
(3) Calculated based on each bottling plant’s theoretical capacity assuming total available operating time including planned downtime for preventive maintenance, sanitation, set-ups, and changeovers across different flavors and presentations. Additional factors affecting utilization levels include demand seasonality, supply chain planning across different geographies and variation in packaging capacity.
(4) Annualized rate.
(5) Considers the peak month utilization of the PET one-way packaging lines in the country.

The table below summarizes our main bottling plants in terms of installed capacity, including their location and facility area:

	Main Bottling Plant by Location As of December 31, 2025
Country	Plant	Facility Area(1)
		(thousands of sq. meters)
Mexico	Toluca, Estado de México	131
	León, Guanajuato	33
	Morelia, Michoacán	31
	Ixtacomitán, Tabasco	48
	Apizaco, Tlaxcala	55
	Coatepec, Veracruz	93
	Altamira, Tamaulipas	95
	San Juan del Río, Querétaro	78
	Acapulco, Guerrero	58
	Cuautitlán, Estado de México	41
Guatemala	Guatemala, Ciudad Guatemala	46
Nicaragua	Managua, Managua	29
Costa Rica	Calle Blancos, San José	23
Panama	Panama, Panama	20
Colombia	Barranquilla, Atlántico	38
	Bogotá, DC	29
	Tocancipá, Cundinamarca	127
Brazil	Jundiaí, São Paulo	75
	Marília, São Paulo	57
	Mogidas Cruzes, São Paulo	33
	Curitiba, Paraná	62
	Maringa, Paraná	60
	Itabirito, Minas Gerais	97
	Porto Alegre, Rio Grande do Sul	90
	Antonio Carlos, Santa Catarina	41
Argentina	Buenos Aires, Buenos Aires	74
Uruguay	Montevideo, Montevideo	77

(1) Reported square meters include only constructed plant areas. Green areas and warehouses are excluded. This change in methodology affects comparability with prior-year data.
For more information, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

Significant Subsidiaries
The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2025:

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
Average Price Per Unit Case. We use average price per unit case to analyze average pricing trends in the different territories where we operate. We calculate average price per unit case by dividing net sales by total sales volume. Sales of beer and spirits, which are not included in our sales volumes, are excluded from this calculation.
Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2025, 74.9% of our total revenues were attributable to Mexico and Brazil. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.
Treatment of Argentina as a Hyperinflationary Economy. Argentina’s economy meets the criteria to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2025 exceeded 100.0%, according to available indexes in the country. We recognized inflationary effects of our Argentine operations and functional currency was converted to Mexican pesos for the periods ended December 31, 2025 and 2024 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
New Accounting Pronouncements
For a description of the current IFRS and amendments to IFRS adopted during 2025, see Note 2.4 to our consolidated financial statements. In addition, for a description of the accounting standards issued in recent years, see Note 26 to our consolidated financial statements.

Critical Accounting Judgments and Estimates
For a description of the critical accounting judgments and estimates, see Note 2.3 to our consolidated financial statements.
Results
The following table sets forth our consolidated income statements for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025 (1)	2025		2024		2023
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Net sales	$ 16,170	Ps.	291,147	Ps.	279,030	Ps.	244,264
Other operating revenues	33	599		763		824
Total revenues	16,203	291,746		279,793		245,088
Cost of goods sold	8,807	158,570		151,057		134,228
Gross profit	7,396	133,176		128,736		110,860
Administrative expenses	835	15,043		13,678		12,820
Selling expenses	4,258	76,664		74,423		63,278
Other income	228	4,109		4,217		1,981
Other expenses	193	3,474		4,936		3,253
Interest expense	452	8,130		7,532		7,102
Interest income	132	2,369		3,040		3,188
Foreign exchange gain (loss), net	1	20		304		(1,046)
Gain on monetary position for subsidiaries in hyperinflationary economies	21	383		216		93
Market value gain on financial instruments	23	412		67		169
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	2,064	37,158		36,011		28,792
Income taxes	704	12,673		11,768		8,781
Share in the profit of equity accounted investees, net of income taxes	29	531		306		215
Consolidated net income	$1,389	Ps.	25,016	Ps.	24,549	Ps.	20,226

	Year Ended December 31,
	2025 (1)	2025		2024		2023
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)

Consolidated net income	$1,389	Ps.	25,016	Ps.	24,549	Ps.	20,226
Attributable to:
Equity holders of the parent	1,324	23,845		23,729		19,536
Non-controlling interest	65	1,171		820		690
Consolidated net income	$1,389	Ps.	25,016	Ps.	24,549	Ps.	20,226
Per share data
Earnings per share from(2):
Basic controlling interest net income	0.08	1.42		1.41		1.16
Earnings per share from(3):
Diluted controlling interest net income	0.08	1.42		1.41		1.16

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps. 18.0057 to US$1.00 solely for the convenience of the reader.
(2)    Computed on the basis of the weighted average number of shares outstanding during the period: 16,806,658,096 in 2025, 2024 and 2023.
(3)    The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,807 million in 2025, 2024 and 2023. For further information see Note 22 to our consolidated financial statements.

Operations by Reporting Segment
The following table sets forth certain financial information for each of our reporting segments for the years ended December 31, 2025, 2024 and 2023. See Note 25 to our consolidated financial statements for additional information about all of our reporting segments.

	Years Ended December 31,
	2025		2024		2023
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	Ps.	169,641	Ps.	166,996	Ps.	149,362
South America(2)	122,105		112,797		95,726
Cost of goods sold
Mexico and Central America(1)	Ps.	88,407	Ps.	86,214	Ps.	77,698
South America(2)	70,163		64,843		56,530
Gross profit
Mexico and Central America(1)	Ps.	81,234	Ps.	80,782	Ps.	71,665
South America(2)	51,942		47,954		39,195

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.

Results for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024
Consolidated Results
The comparability of our financial and operating performance in 2025 as compared to 2024 was affected by the following factors: (1) translation effects from fluctuations in exchange rates and (2) our results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy. To translate the full-year results of Argentina for the years ended December 31, 2025 and 2024, we used the exchange rate at December 31, 2025 of 1,455.00 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2024 of 1,032.00 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2025, as compared to the exchange rate at December 31, 2024, was 41.0%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2025, as compared to 2024, was 3.7% for the Brazilian real and 5.1% for the Mexican peso, and an appreciation of 0.5% for the Colombian peso relative to the U.S. dollar.
Total Revenues. Our consolidated total revenues increased by 4.3% to Ps. 291,746 million in 2025 as compared to 2024, mainly as a result of our revenue management initiatives and partially offset by volume decline and unfavorable currency translation effects into Mexican pesos.
Total sales volume decreased by 1.8% to 4,150.4 million unit cases in 2025 as compared to 2024, driven mainly by volume decline in Mexico, Colombia and Panama, and partially offset by volume growth in the rest of our territories.
•In 2025, sales volume of our sparkling beverage portfolio decreased by 2.3%, sales volume of our colas portfolio decreased by 2.4%, and sales volume of our flavored sparkling beverage portfolio decreased by 2.1%, in each case as compared to 2024.
•Sales volume of our still beverage portfolio increased by 3.3% in 2025 as compared to 2024.
•Sales volume of our bottled water category, excluding bulk water, increased by 1.0% in 2025 as compared to 2024.
•Sales volume of our bulk water category decreased by 3.4% in 2025 as compared to 2024.
Consolidated average price per unit case increased by 6.0% to Ps. 68.09 in 2025, as compared to Ps. 64.23 in 2024, mainly as a result of our revenue management initiatives. These factors were offset by the negative translation effect resulting from the appreciation of most of our operating currencies relative to the Mexican peso.
Cost of Goods Sold. Our cost of goods sold increased by 5.0% to Ps. 158,570 million in 2025 as compared to 2024 and had an effect on our gross profit as further described below. The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging material purchases, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.
Gross Profit. Our gross profit increased by 3.4% to Ps. 133,176 million in 2025 as compared to 2024, with a gross margin decrease of 40 basis points as compared to 2024 to reach 45.6% in 2025. This gross margin decrease was mainly driven by higher promotional discounts and an unfavorable mix, coupled with higher fixed costs such as labor. These effects were partially offset by lower sweetener costs and revenue growth.
Administrative and Selling Expenses. Our administrative and selling expenses increased by 4.1% to Ps. 91,708 million in 2025 as compared to 2024. Our administrative and selling expenses as a percentage of total revenues decreased by 10 basis points to 31.4% in 2025 as compared to 2024, mainly driven by a decline in freight and marketing expenses. These effects were partially offset by higher labor and depreciation.
Other Expenses Net. We recorded other net gains of Ps. 635 million in 2025 as compared to expenses of Ps. 719 million in 2024. This decrease was mainly as a result of a non-cash foreign exchange gain, as compared to a foreign exchange loss in the previous year, mainly related to the appreciation of the Mexican peso and the recognition of insurance claims related to the impact of hurricanes in Mexico and floods in Brazil. For more information, see Notes 2.5 and 18 to our consolidated financial statements.
Interest Expense. Interest expense in 2025 was Ps. 8,130 million as compared to Ps. 7,532 million in 2024. This 7.9% increase was mainly driven by our issuance of U.S. dollar-denominated bonds due 2035 during the second quarter of 2025 as well as an increase in the notional in Mexican pesos.
Interest Income. Interest income in 2025 was Ps. 2,369 million as compared to Ps. 3,040 million in 2024. This was mainly driven by a decrease in notional in U.S dollars and Argentine pesos.
Foreign Exchange Gain (Loss), Net. We recorded a foreign exchange gain of Ps. 20 million as compared to a gain of Ps. 304 million recorded during the same period in 2024. The gain this year was driven mainly by the appreciation of most of our operating currencies as applied to our U.S. dollar cash position and partially offset by the appreciation of the Mexican peso as applied to our U.S dollar-denominated debt.
Gain on Monetary Position for Subsidiaries in Hyperinflationary Economies. We recognized a higher gain in monetary position in inflationary subsidiaries, recording Ps. 383 million during 2025, as compared to a gain of Ps. 216 million during the previous year. This increase was driven mainly by an increase in our liabilities in Argentina, which were favorably influenced by inflationary effects.
Market Value Gain on Financial Instruments. We recorded a gain in the market value of financial instruments of Ps. 412 million during 2025, as compared to a gain of Ps. 67 million during 2024. This effect was driven mainly by increasing interest rates in Brazil as applied to our floating rate financial instruments.
Income Taxes. In 2025, our effective income tax rate increased to 34.1%, as compared to our effective income tax rate of 32.7% in 2024, mainly due to non-recurring effects and inflationary effects from previous fiscal years, coupled with non-creditable taxes. For more information, see Note 23.1 to our consolidated financial statements.
Share in the Profit of Equity Accounted Investees, Net of Taxes. In 2025, the share in the profit of equity accounted investees, net of taxes increased 7.4% to a gain of Ps. 531 million, as compared to a gain of Ps. 306 million registered during the previous year, mainly due to the results of Jugos del Valle and Fountain Água Mineral Ltda.
Net Income (Equity Holders of the Parent). We reported a net controlling income of Ps. 23,845 million in 2025, as compared to Ps. 23,729 million in 2024. This 0.5% increase was mainly driven by operating income growth, and partially offset by an increase in our comprehensive financing coupled with an increase in our effective tax rate during the year.
Results by Reporting Segment
Mexico, Guatemala and Central America South
Total Revenues. Total revenues in our Mexico, Guatemala and Central America South reporting segment increased by 1.6% to Ps. 169,641 million in 2025 as compared to 2024, mainly as a result of revenue management initiatives and favorable currency translation effects, and partially offset by volume decline.
Total sales volume in our Mexico, Guatemala and Central America South reporting segment decreased by 4.1% to 2,391.7 million unit cases in 2025 as compared to 2024, mainly as a result of a volume decline in Mexico, and offset by volume growth in the rest of our territories.

•Sales volume of our sparkling beverage portfolio decreased by 5.0% in 2025 as compared to 2024, mainly driven by a 5.1% decrease in our colas beverage portfolio and a 4.8% decrease in our flavored sparkling beverages portfolio.
•Sales volume of our still beverage portfolio increased by 1.9% in 2025 as compared to 2024.
•Sales volume of bottled water, excluding bulk water, decreased by 3.3% in 2025 as compared to 2024, due to decreases in both Mexico and Guatemala.
•Sales volume of our bulk water portfolio decreased by 3.1% in 2025 as compared to 2024, due to a decrease in Mexico and Central America South.
Sales volume in Mexico decreased by 5.2% to 2,013.6 million unit cases in 2025, as compared to 2,124.3 million unit cases in 2024 as a result of macroeconomic deceleration and the temporary effects of negative brand sentiment at the beginning of the year.
•Sales volume of our sparkling beverage portfolio decreased 6.6% in 2025 as compared to 2024, driven by a 6.4% decrease in our colas portfolio, and a 7.4% decrease in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 2.2% in 2025 as compared to 2024.
•Sales volume of bottled water, excluding bulk water, decreased by 5.1% in 2025 as compared to 2024.
•Sales volume of our bulk water portfolio decreased by 3.1% in 2025 as compared to 2024.
Sales volume in Guatemala increased by 1.0% to 197.8 million unit cases in 2025, as compared to 195.9 million unit cases in 2024.
•Sales volume of our sparkling beverage portfolio increased by 2.3% in 2025 as compared to 2024, driven by a 2.0% increase in colas and 4.9% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 13.2% in 2025 as compared to 2024.
•Sales volume of bottled water, excluding bulk water, decreased by 6.3% in 2025 as compared to 2024.
•Sales volume of our bulk water portfolio decreased by 7.1% in 2025 as compared to 2024.
Sales volume in Central America South increased by 3.7% to 180.3 million unit cases in 2025, as compared to 173.9 million unit cases in 2024.

•Sales volume of our sparkling beverage portfolio increased by 1.7% in 2025 as compared to 2024, driven by a 0.3% decrease in colas and 6.6% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 7.0% in 2025 as compared to 2024.
•Sales volume of bottled water, excluding bulk water, increased by 39.6% in 2025 as compared to 2024.
•Sales volume of our bulk water portfolio decreased by 4.0% in 2025 as compared to 2024.
Cost of Goods Sold. Our cost of goods sold in our Mexico, Guatemala and Central America South reporting segment increased by 2.5% to Ps. 88,407 million in 2025, as compared to 2024, and had an effect on our gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment increased by 50 basis points to 52.1% in 2025 as compared to 2024.
Gross Profit. Our gross profit in our Mexico, Guatemala and Central America South reporting segment increased by 0.6% to Ps. 81,234 million in 2025 as compared to 2024 and gross margin decreased 50 basis points to 47.9% as compared to 2024. This gross margin decrease was driven mainly by increases in fixed costs such as labor, and partially offset by declining sweetener and packaging costs.
Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our Mexico, Guatemala and Central America South reporting segment increased by 50 basis points to 32.7% in 2025 as compared to 2024. Administrative and selling expenses, in absolute terms, increased by 3.2% in 2025 as compared to 2024, driven mainly by an increase in operating expenses such as labor, depreciation and maintenance.

South America
Total Revenues. Total revenues in our South America reporting segment increased 8.3% to Ps. 122,105 million in 2025 as compared to 2024, mainly as a result of volume growth, favorable mix effects and our revenue management initiatives. These factors were partially offset by unfavorable currency translation effects resulting from the depreciation of most of our operating currencies as compared to the Mexican peso. Total revenues for beer amounted to Ps. 5,328.0 million in 2025 as compared to Ps. 5,276.1 million in 2024.
Total sales volume in our South America reporting segment increased by 1.6% to 1,758.7 million unit cases in 2025 as compared to 2024, mainly as a result of volume growth in Brazil, Argentina and Uruguay, and partially offset by volume decline in Colombia.
•Sales volume of our sparkling beverage portfolio increased by 1.1% in 2025 as compared to 2024, mainly driven by a 1.2% increase in our colas portfolio.
•Sales volume of our still beverage portfolio increased by 5.1% in 2025 as compared to 2024.
•Sales volume of our bottled water category, excluding bulk water, increased by 5.4% in 2025 as compared to 2024.
•Sales volume of our bulk water portfolio decreased by 6.6% in 2025 as compared to 2024.
Sales volume in Brazil increased by 1.6% to 1,178.0 million unit cases in 2025, as compared to 1,159.3 million unit cases in 2024.
•Sales volume of our sparkling beverage portfolio increased by 1.1% in 2025 as compared to 2024, as a result of an increase of 1.5% in our colas portfolio, partially offset by a 0.4% decrease in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 4.9% in 2025 as compared to 2024.
•Sales volume of our bottled water, excluding bulk water, increased by 4.8% in 2025 as compared to 2024.
•Sales volume of our bulk water portfolio decreased by 3.5% in 2025 as compared to 2024.
Sales volume in Colombia decreased by 0.8% to 349.4 million unit cases in 2025, as compared to 352.3 million unit cases in 2024.
•Sales volume of our sparkling beverage portfolio remained flat in 2025 as compared to 2024, mainly driven by a 1.0% decline in colas and 4.9% volume growth in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 8.5% in 2025 as compared to 2024.
•Sales volume of bottled water, excluding bulk water, increased by 1.4% in 2025 as compared to 2024.
•Sales volume of our bulk water portfolio decreased by 7.2% in 2025 as compared to 2024.
Sales volume in Argentina increased by 6.3% to 178.8 million unit cases in 2025, as compared to 168.3 million unit cases in 2024.
•Sales volume of our sparkling beverage portfolio increased by 3.1% in 2025 as compared to 2024, mainly impacted by a 3.5% increase in colas and 1.0% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 33.9% in 2025 as compared to 2024.
•Sales volume of bottled water, excluding bulk water, increased by 13.3% in 2025 as compared to 2024.
•Sales volume of our bulk water portfolio decreased by 9.7% in 2025 as compared to 2024.
Sales volume in Uruguay increased by 3.2% to 52.3 million unit cases in 2025, as compared to 50.7 million unit cases in 2024.
•Sales volume of our sparkling beverage portfolio increased by 1.2% in 2025 as compared to 2024.
•Sales volume of our still beverage portfolio increased by 13.3% in 2025 as compared to 2024.

•Sales volume of bottled water increased by 10.4% in 2025 as compared to 2024.
Cost of Goods Sold. Our cost of goods sold in our South America reporting segment increased by 8.2% to Ps. 70,163 million in 2025 as compared to 2024 and had an effect on our gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment remained flat in 2025 as compared to 2024.
Gross Profit. Gross profit in our South America reporting segment amounted to Ps. 51,942 million, an increase of 8.3% in 2025 as compared to 2024, with a flat margin. This performance in gross profit was mainly driven by top-line growth and decreases in raw material costs such as sweeteners and PET. These effects were partially offset by increases in labor costs and depreciation.
Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our South America reporting segment decreased by 80 basis points to 29.6% in 2025 as compared to 2024 driven mainly by lower operating expenses such as maintenance and marketing. In addition, in the same period of the previous year we recognized additional expenses related to the impact of floods in Brazil. Administrative and selling expenses, in absolute terms, increased by 5.5% in 2025 as compared to 2024.
Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
Consolidated Results
The comparability of our financial and operating performance in 2024 as compared to 2023 was affected by the following factors: (1) translation effects from fluctuations in exchange rates and (2) our results in Argentina, whose economy in the years ended December 31, 2024 and 2023 met the criteria to be considered a hyperinflationary economy. To translate the full-year results of Argentina for the years ended December 31, 2024 and 2023, we used the exchange rate at December 31, 2024 of 1,032.00 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2023 of 808.45 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2024, as compared to the exchange rate at December 31, 2023, was 27.7%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2024, as compared to 2023, was 7.9% for the Brazilian real and 3.0% for the Mexican peso, and an appreciation of 5.8% for the Colombian peso relative to the U.S. dollar.
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
Our total indebtedness was Ps. 79,778 million as of December 31, 2025, as compared to Ps. 73,697 million as of December 31, 2024. Short-term debt and long-term debt were Ps. 7,944 million and Ps. 71,834 million, respectively, as of December 31, 2025, as compared to Ps. 3,314 million and Ps. 70,383 million, respectively, as of December 31, 2024. Total indebtedness increased Ps. 6,081 million in 2025, as compared to year-end 2024. As of December 31, 2025, our cash and cash equivalents were Ps. 28,067 million, as compared to Ps. 32,779 million as of December 31, 2024. We had cash outflows in 2025 mainly resulting from dividend payments and increase in capital expenditures. As of December 31, 2025, our cash and cash equivalents were comprised of 55.2% U.S. dollars, 20.4% Mexican pesos, 11.5% Brazilian reais, 5.9% Colombian pesos, 2.1% Argentine pesos and 4.9% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.
As of December 31, 2025 and 2024, our supplier financing was as detailed in the table below.

	2025	2024
Carrying amount of trade payables that are part of a supplier finance arrangement	Ps. 5,990	Ps. 6,577
Of which suppliers have received payment	Ps. 3,850	Ps. 3,458

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
Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2025, 2024 and 2023, from our consolidated statements of changes in cash flows:

	Years Ended December 31,
	2025	2024	2023
	(in millions of Mexican pesos)
Net cash flows from operating activities (1)	Ps. 30,773	Ps. 42,442	Ps. 42,289
Net cash flows used in investing activities (2)	(21,107)	(23,392)	(20,070)
Net cash flows used in financing activities (3) (4)	(12,148)	(19,642)	(26,352)

(1)    Net cash flows from operating activities in 2025 decreased primarily due to higher payments to suppliers, the operating performance and the effects of migration to a new Enterprise Resource Planning (“ERP”) software in 2024.
(2)    Includes purchases of property, plant and equipment, proceeds from insurance recoveries and sale of long-lived assets and acquisitions of intangible assets in 2025, 2024 and 2023, in the amount of Ps. 23,325 million, Ps. 25,316 million and Ps. 20,454 million, respectively.
(3)    Includes proceeds from borrowings in 2025, 2024 and 2023, in the amount of Ps. 14,988 million, Ps. 1,394 million and Ps. 151 million, respectively. In addition, includes repayments of borrowings in the amount of Ps. 3,141 million, Ps. 28 million and Ps. 8,401 million, respectively.

(4)    Includes dividends paid in 2025, 2024 and 2023, in the amount of Ps. 15,735 million, Ps. 12,870 million, and Ps. 12,275 million, respectively.

Debt Structure
The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2025:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	60.7%	8.0%	8.5%
U.S. dollars	18.6%	3.4%	4.3%
Brazilian reais	16.9%	8.8%	10.9%
Colombian pesos	2.9%	8.6%	8.6%
Argentine pesos	0.9%	36.2%	36.2%

(1)    Includes the effects of our derivative contracts as of December 31, 2025, including cross currency swaps from U.S. dollars to Mexican pesos, U.S. dollars to Brazilian reais and U.S. dollars to Colombian pesos.
(2)    Due to rounding, these figures may not add up to 100.0%.
(3)    Annual weighted average interest rate per currency as of December 31, 2025.
(4)    Annual weighted average interest rate per currency as of December 31, 2025 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”
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
On February 7, 2020, we issued Ps. 3,000 million aggregate principal amount of 8-year fixed rate certificados bursátiles bearing an annual interest rate of 7.35% and due January 2028. These series of certificados bursátiles are guaranteed by the Guarantors.
On September 23, 2021, we issued (i) Ps. 6,965 million aggregate principal amount of 7-year fixed rate certificados bursátiles bearing an annual interest rate of 7.36% and due September 2028, and (ii) Ps. 2,435 million aggregate principal amount of 5-year floating rate certificados bursátiles bearing an annual interest rate equal to 28-day Interbank Equilibrium Interest Rate (“TIIE”) plus 0.05% and due September 2026, in the Mexican local market. These certificados bursátiles are classified as sustainability-linked bonds and require us to achieve certain key performance indicators, namely achieving a water use ratio of 1.36 and 1.26 liters of water used per liter of beverage produced during 2024 and 2026, respectively. The water use ratio target for 2024, which applied to our floating-rate certificados bursátiles, was achieved in August 2024. If the target for 2026, which applies to our fixed-rate certificados bursátiles, is not achieved and verified by an independent third party by the established date, the interest rate on such bonds will increase by 25 basis points to 7.61%. These series of certificados bursátiles are guaranteed by the Guarantors.
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
On February 16, 2026, we issued Ps. 7,000 million aggregate principal amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 9.12% and due February 2036, and (ii) and Ps. 3,000 million aggregate principal amount of 3-year floating rate certificados bursátiles, priced at Overnight Funding TIIE plus 0.38% and due February 2029. These series of certificados bursátiles are guaranteed by the Guarantors.
As of the date of this annual report, we had the following certificados bursátiles outstanding in the Mexican securities market:

Issue Year	Maturity	Amount	Rate
2022	October 1, 2029	Ps. 5,500 million	9.95%
2022	October 5, 2026	Ps. 500 million	28-day TIIE +0.05%
2021	September 14, 2028	Ps. 6,965 million	7.36%
2021	September 17, 2026	Ps. 2,435 million	28-day TIIE + 0.05%
2020	January 28, 2028	Ps. 3,000 million	7.35%
2017	June 18, 2027	Ps. 8,500 million	7.87%
2026	February 4, 2036	Ps. 7,000 million	9.12%
2026	February 12, 2029	Ps. 3,000 million	Overnight Funding TIIE + 0.38%

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
As of December 31, 2025:
•we had, on a consolidated basis, Ps. 79,778 million of unsecured and unsubordinated indebtedness outstanding, none of which was secured indebtedness,
•we had, on an unconsolidated basis (parent company only), Ps. 74,768 million of unsecured and unsubordinated indebtedness outstanding,
•the Guarantors collectively, on an unconsolidated basis, had no indebtedness with third parties, and
•our subsidiaries, other than the Guarantors, had Ps. 5,010 million of unsecured and unsubordinated indebtedness outstanding.
The table below summarizes financial information of the Parent (issuer) and Guarantors (together the obligor group), as of December 31, 2025, and for the twelve-month periods ended December 31, 2025. This summarized financial information is presented on a combined basis with intercompany balances and transactions between entities in the obligor group eliminated.
The accounting policies applied in the summarized financial information are the same as those used in the preparation of the consolidated financial statements (see Note 3). Non-guarantor subsidiary financial information has been excluded from the summarized financial information below.

2025
In millions of Mexican pesos
	Propimex (7)	La Pureza (1) (7)	CIMSA (2) (7)	RVC (3) (7)	Yoli (4) (7)	CIBSA (5) (7)	Parent Coca-Cola FEMSA, S.A.B. de C.V. (7)	Eliminations (6)	Wholly-owned Guarantors Subsidiaries and Parent
Current assets	Ps.16,420	Ps.550	Ps.596	Ps.670	Ps.355	Ps.4,366	Ps.39,544	Ps.(25,898)	Ps.36,603
Current assets balances with consolidated non-obligors	1,283	—	—	—	—	—	1,458	—	2,741
Non-current assets (8)	68,170	2,105	1,811	2,114	954	1	93,699	(66,488)	102,366
Non-current assets balances with consolidated non-obligors	194	—	—	—	42	—	5,226	—	5,462
Total assets	86,067	2,655	2,407	2,784	1,351	4,367	139,927	(92,386)	147,172
Current liabilities	37,111	473	467	569	419	13	35,772	(26,125)	48,699
Current liabilities with consolidated non-obligors	18,852	335	250	383	247	—	139	1	20,207
Non-current liabilities	5,082	41	20	52	7	—	50,661	(6,330)	49,533
Non-current liabilities with consolidated non-obligors	37	—	—	—	(3)	—	24,098	—	24,132
Total liabilities	61,082	849	737	1,004	670	13	110,670	(32,454)	142,571
Equity	24,986	1,805	1,670	1,780	681	4,353	29,257	(59,931)	4,601
Net sales	136,162	4,404	3,609	4,839	2,369	—	6,524	(20,867)	137,040
Net sales with consolidated non-obligors	—	—	—	—	—	—	1,500	—	1,500
Gross profit	58,976	567	573	520	226	—	2,982	(6,250)	57,594
Net income	8,906	279	231	359	222	96	(1,382)	(2,671)	6,040

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
1.850% Senior Notes due 2032. On September 1, 2020, we issued US$705 million aggregate principal amount of 1.850% senior notes due September 1, 2032. These bonds are classified as “green bonds” and the proceeds received were used to finance and refinance our eligible green projects, including investments and expenditures related to mitigation of climate change risks, efficient use of water resources and hydrological safety, and waste management and recycling of PET plastic bottles. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.
5.100% Senior Notes due 2035. On May 6, 2025, we issued US$500 million aggregate principal amount of 5.100% senior notes due May 6, 2035. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.
For more information about our 2.750% Senior Notes due 2030, 1.850% Senior Notes due 2032 and 5.100% Senior Notes due 2035, see Exhibit 2.9—Description of Securities Registered under Section 12 of the Exchange Act.
Bank Loans
As of December 31, 2025, we had a number of bank loans in Mexican pesos, Brazilian reais, U.S. dollars, Colombian pesos, and Argentine pesos for an aggregate principal amount of Ps. 5,010 million.
We are in compliance with all of the restrictive covenants in our debt instruments as of the date of this annual report.
Contingencies
We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. We may have losses related to such tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 24.5 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table displays the nature and amount of the loss contingencies recorded as of December 31, 2025 and December 31, 2024:

	As of December 31, 2025	As of December 31, 2024
	(in millions of Mexican pesos)	(in millions of Mexican pesos)
Tax	Ps. 808	Ps. 940
Labor	989	1,180
Legal	663	668
Total	Ps. 2,460	Ps. 2,788

In Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation by pledging fixed assets, or providing bank guarantees. See Note 24.8 to our consolidated financial statements.
In Mexico, we have adapted our ongoing tax risk management processes in response to recent reforms to the tax and judicial framework, including provisions aimed at strengthening the review and audit powers of tax authorities. As of the date of this annual report, we are party to certain tax matters related to our ordinary course of our business, which are at various stages of administrative proceedings and litigation. While we believe that our positions are supported by sound technical grounds, tax controversies are subject to inherent uncertainty, and the timing and final outcome may differ from our expectations. See Note 24.7 to our consolidated financial statements.
In connection with our acquisitions, sellers normally agree to indemnify us against certain contingencies that may arise as a result of the management of the businesses prior to the acquisition, subject to survival provisions and other limitations.
We are involved in certain legal proceedings in Mexico relating to property rights over land on which some of our facilities are located, including claims that such land forms part of ejido land under Mexican law. We believe we have valid legal arguments supporting our rights and intend to vigorously defend these claims. However, litigation is inherently uncertain.
Capital Expenditures
The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by reporting segment:

	Years Ended December 31,
	2025	2024	2023
	(in millions of Mexican pesos)
Mexico and Central America(1)	Ps. 16,207	Ps. 19,772	Ps. 13,415
South America(2)	10,558	9,644	7,981
Capital expenditures, net(3)	Ps. 26,765	Ps. 29,416	Ps. 21,396

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
(3)    Includes disposals of property, plant and equipment, intangible assets and other long-lived assets of Ps. 294 million, Ps. 137 million and Ps. 93 million during the years ended December 31, 2025, 2024 and 2023, respectively.
In 2025, 2024 and 2023, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) increasing distribution capacity and efficiency; (iii) placing coolers with retailers; (iv) returnable bottles and cases; and (v) information technology.
We have budgeted capital expenditures in an amount ranging between 7.0% and 7.5% of total revenues for 2026. These expenditures are anticipated to be primarily directed toward strengthening our infrastructure, including investments in manufacturing, distribution and assets that increase our presence in the market, such as coolers and returnable bottles and cases, coupled with investments in information technology, all with the objective of supporting operational efficiency and asset optimization across our territories. As is customary, this amount will depend on market and other conditions across our territories.
We estimate that of our projected capital expenditures for 2026, approximately 41.6% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2026.
Hedging Activities
We have entered and continue to enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity prices. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
The following table provides a summary of the fair value of derivative instruments as of December 31, 2025. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are compared with external sources through bank statements provided by the bank entity, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2025. Assets (liabilities)
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
U.S. dollars to Mexican pesos	—	(1,005)	(523)	(41)	(1,569)
U.S. dollars to Brazilian reais	(107)	113	1,420	30	1,456
U.S. dollars to Colombian pesos	53	—	—	—	53
Interest Rate Swaps
U.S. fixed rate to U.S. floating rate	—	—	—	(1,200)	(1,200)
Forwards
U.S. dollars to Mexican pesos	(408)	—	—	—	(408)
U.S. dollars to Brazilian reais	(107)	—	—	—	(107)
U.S. dollars to Colombian pesos	(57)	—	—	—	(57)
U.S. dollars to Argentine pesos	8	—	—	—	8
U.S. dollars to Uruguayan pesos	(41)	—	—	—	(41)
U.S. dollars to Costa Rican colones	(11)	—	—	—	(11)
Options
U.S. dollars to Mexican pesos	(70)	—	—	—	(70)
Commodity Hedge Contracts
Sugar	(321)	(146)	—	—	(467)
Aluminum	147	—	—	—	147

Off-balance sheet arrangements
We do not have any off balance sheet arrangements.

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
At our general ordinary shareholders meeting held on March 24, 2026, the following directors were appointed or confirmed: 9 directors were appointed or confirmed by the Series A shares, 4 directors were appointed or confirmed by the Series D shares and 3 directors were appointed or confirmed by the Series L shares. Our board of directors is currently comprised of 6 members.
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.
As of the date of this annual report, our board of directors had the following members:
Series A Directors

José Antonio Vicente Fernández Carbajal Chairman	Born:	1954
	Gender:	Male
	Appointed to the board:	1993, as director; 2001 as chairman.
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other public companies directorships:	Executive chairman of the board of directors of FEMSA. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V.
	Other current directorships:	Chairman of the board of directors of Fundación FEMSA, A.C. and member of the board of directors of the Massachusetts Institute of Technology, or MIT and of Instituto Tecnológico y de Estudios Superiores de Monterrey, or Tecnológico de Monterrey. Member of the board of global advisors of the Council for Foreign Relations.
Career and experience:
He joined FEMSA in 1988, holding positions such as Strategic Planning Manager and later as Chief Executive Officer of OXXO and Vice-President of Cervecería Cuauhtémoc Moctezuma. In 1995, he was appointed Chief Executive Officer of FEMSA and, in 2001, Chairman of the board of directors of FEMSA, serving in both positions until December 2013. From 2014 to 2023, he served as Executive Chairman of the board of directors of FEMSA and, in July 2023, he reassumed the role of Chief Executive Officer of FEMSA in addition to his duties as Executive Chairman; the role of acting Chief Executive Officer of FEMSA was concluded in October 2025. His extensive background and experience bring to the board a strategic vision, conscientious leadership, deep industry knowledge, talent attraction skills, culture and corporate governance reinforcement, as well as a strong understanding of Latin American markets.

	Education:	Holds a degree in Industrial Engineering and a Master of Business Administration, or MBA from Tecnológico de Monterrey.

Javier Gerardo Astaburuaga Sanjines Director	Born:	1959
	Gender:	Male
	Appointed to the board:	2024
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other public companies directorship:	Member of the board of directors of Grupo Acosta Verde, S.A.B. de C.V.
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

	Education:	Bachelor’s degree in Public Accounting from Tecnológico de Monterrey, accredited as a Certified Public Accountant.

Martin Felipe Arias Yaniz Director	Born:	1967
	Gender:	Male
	Appointed to the board:	2025
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s committees:	Chairman of the planning and finance committee.
Career and experience:
Since April 2024, he is the Chief Financial Officer of FEMSA. From 2003 to 2014, he had various responsibilities for mergers and acquisitions, or M&A, Corporate Treasury and Strategic Planning in our company. From 2014 to 2019, he was Director of Strategic Planning and Corporate Development at FEMSA. In 2019, he left FEMSA and worked as a financial and strategic advisor and board member for several companies including Copa Airlines, Grand Bay Group (consumer paper) and Hacienda El Limon (real estate). In addition, during this time, he continued to serve as an external advisor to FEMSA and worked on all the transactions relating to FEMSA Forward. From 1992 to 1996, he worked at Cleary Gottlieb Steen & Hamilton LLP in New York as a corporate attorney, specializing in Latin America M&A and capital markets. From 1996 to 2003, he worked at Morgan Stanley in New York as an Associate, Vice President and Executive Director in Latin American M&A, specializing in the consumer, telecommunications and utilities industries.

	Education:	Bachelor’s degree in Economics from Georgetown University and Juris Doctor from University of Pennsylvania Law School.
	Alternate Director:	Federico José Reyes García

Jose Antonio Fernández Garza Lagüera Director	Born:	1982
	Gender:	Male
	Appointed to the board:	2025
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other current directorships:	Member of the boards of directors of Xignux, S.A. de C.V. and Enseñanza e Investigación Superior, A.C. (Universidad Tecmilenio).

Career and experience:
He is currently serving as Chief Executive Officer of FEMSA. Throughout his career, he has held various positions, including Chief Executive Officer of the Proximity and Health Division, Chief Executive Officer of the Digital Division, and Director of Strategic Planning at OXXO México; Director of the Central America Division of Coca-Cola FEMSA; Chief Executive Officer of Plásticos Técnicos Mexicanos; as well as Sales and Operations Manager at Heineken Mexico. He also serves as Chairman of FEMSA’s Sustainability Committee.

He has an extensive professional career and international experience in the retail industry, bringing an exceptional global perspective that drives growth and innovation across financial and technological trends.

	Education:	Holds a BS in Industrial Engineering from Tecnológico de Monterrey, and an MBA from Stanford Graduate School of Business.

LeRoy Kim Independent Director	Born:	1972
	Gender:	Male
	Appointed to the board:	2025
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other current directorships:	Member of the boards of directors of NPR, Inc. and Skylight Health.
	Coca-Cola FEMSA’s committees:	Member of the planning and finance committee.
Career and experience:
He is Managing Director of Allen & Company, LLC, or Allen & Company. He joined Allen & Company in 1995 and, prior to that, started his career at Lehman Brothers. He has served as a financial advisor to many well-known corporations in the fields of technology, media, sports, healthcare services and consumer products. He has previously served as President of the board of The Door (NYC) and was also a founding board member of Venture for America. In addition, he served as a board member of The Sleepy Hollow Country Club and served on the Finance Committee of the board of The MidOcean Club.

	Education:	Holds a Bachelor of Arts in Economics from Princeton University.

José Henrique Cutrale Director	Born:	1974
	Gender:	Male
	Appointed to the board:	2022
	Term:	Through the date of our annual shareholders meeting of 2026.
Other current directorships:
Member of the boards of directors of our Brazilian subsidiary SPAL Indústria Brasileira de Bebidas S.A., Cutrale North America, Inc., Chiquita Holdings Limited, Burlingtown International BV and Burlingtown International Holding BV. Member and co-chairman of the board of directors of Cutrale Group Holdings LTD, and member of the supervisory board of Sucocítrico Cutrale, Ltda (“Sucocítrico Cutrale”).

	Career and experience:	He is an officer of Sucocítrico Cutrale. With his experience in the industry, he brings a vision in global markets and finance.
	Alternate director:	José Luis Cutrale Jr.

Francisco Zambrano Rodríguez Independent Director	Born:	1953
	Gender:	Male
	Appointed to the board:	2003
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca Cola FEMSA’s Committee:	Member of the audit committee.

Other current directorships:
Member of the boards of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V. (“Desarrollo Inmobiliario”), Corporativo Zeta Divasa, S.A.P.I. de C.V. (“Corporativo Zeta DIVASA”), IPFC Inmuebles, S.A.P.I. de C.V. (“IPFC Inmuebles”) and Tecnológico de Monterrey, as member of the audit and oversight committees.

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

	Education:	Holds a Chemical Engineering Administrator degree from Tecnológico de Monterrey and an MBA from the University of Texas at Austin.

Luis Alfonso Nicolau Gutiérrez Independent Director	Born:	1961
	Gender:	Male
	Appointed to the board:	2018
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s Committee:	Member of the corporate practices committee.
	Other public companies directorships:	Member of the boards of directors of Grupo Posadas, S.A.B. de C.V., GCC, S.A.B. de C.V. and Becle, S.A.B. de C.V. (Cuervo).
	Other current directorships:	Grupo Coppel, S.A. de C.V.
Career and experience:
He joined Ritch Mueller in 1990 and has been a partner since 1992, specializing in M&A, debt and equity of capital markets offerings, and banking and finance transactions. He has advised companies, private equity funds, and financial institutions on high-profile public and private transactions in Mexico and gained international experience as a foreign associate at Shearman & Sterling in New York and at Johnson & Gibbs in Dallas.

	Education:	Holds a Law degree from Escuela Libre de Derecho and a Master´s degree in Law from Columbia University.

Luis Rubio Freidberg Independent Director	Born:	1955
	Gender:	Male
	Appointed to the board:	2017
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s committees:	Chairman of the corporate practices committee.
	Other public companies directorships:	The India Fund, Inc.
	Other current directorships:	Member of the boards of directors of Xanthus, the Halifax Security Forum, and Chairman of Mexico Evalúa Centro de Análisis de Políticas Públicas, A.C.

Career and experience:	With a solid professional career, he has held positions such as advisor to the Secretary of Finance and Public Credit of Mexico, Director of Planning at CitiBank in Mexico, as well as working as an author and book editor, collaborating with Reforma newspaper, and serving as a commentator on international, economic, and political issues. He brings a global vision on financial, economic, political and social issues.
Education:	Holds a Bachelor´s degree in political science and public administration from Universidad Iberoamericana and a Master and Ph.D. in Political Science from Brandeis University and, McKinsey MMBA.

Series D Directors

John Murphy Director	Born:	1962
	Gender:	Male
	Appointed to the board:	2019
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other current directorships:	Member of the boards of directors of The Vanguard Group, The Coca-Cola Foundation and Engage.
	Coca-Cola FEMSA’s committees:	Member of the planning and finance committee.
	Career and experience:	He has served as President and Chief Financial Officer of The Coca-Cola Company since October 2022, and served as Chief Financial Officer since March 2019. He was President of The Coca-Cola Company’s Asia Pacific Group from 2016 to 2018, and previously served as President of the South Latin business unit from 2013 to 2016 and President of the Latin Center business unit from 2008 to 2012. Since 1998, when he began his career with The Coca-Cola Company, he has held various positions in general management, finance and strategic planning.
	Education:
Holds a Bachelor of Business Studies (Honors) from Trinity College in Dublin and a Diploma in Professional Accounting from the University College in Dublin. He qualified as a chartered accountant of the Association of Chartered Accountants in Ireland.

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

	Education:	He holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de Mexico and an MBA from Tecnológico de Monterrey.
	Alternate director:	Enrique Rapetti

Claudia Lorenzo Director	Born:	1968
	Gender:	Female
	Appointed to the board:	2025
	Term:	Through the date of our annual shareholders meeting of 2026.

Career and experience:
She is President of Eurasia and Middle East and Emerging Multi-Markets Lead of The Coca-Cola Company. Prior to her current role, she served as Chief of Staff to the Chairman and Chief Executive Officer of The Coca-Cola Company. She has also served as President of the ASEAN Business Unit, based in Singapore from 2019 to 2020, and subsequently as President of the ASEAN and South Pacific Operating Unit from 2020 to 2024. She previously held the position of Vice President of still beverages for the company´s Brazil Business Unit. She joined The Coca-Cola Company in Brazil in 1994 and has held a variety of roles across multiple functions, including key account management, shopper marketing, planning, franchise leadership, and public affairs, communications, and sustainability. She led Public Affairs, Communications, and Sustainability in Brazil from 2015 to 2017.

Prior to joining The Coca-Cola Company, she worked for Globo TV in Brazil for four years.

	Education:	She holds a degree in journalism from Helio Alonso University (FACHA), and an Executive MBA with a focus in retail management from Instituto Brasileiro de Mercado de Capitais (IBMEC), both in Brazil.
	Alternate director:	Erin L. May

Jennifer Kay Mann Director	Born:	1972
	Gender:	Female
	Appointed to the board:	2023
	Term:	Through the date of our annual shareholders meeting of 2026.
	Other public companies directorships:	Member of the board of directors of Verizon.
	Other current directorships:	Member of the boards of directors of Morehouse College, Fairlife LLC, American Beverage, and Boys & Girls Club of America.
Career and experience:
She is currently Corporate Executive Vice President of The Coca-Cola Company and President of The Coca-Cola Company´s North America Operating Unit. Most recently, she served as President of Global Ventures for The Coca-Cola Company and as Chief People Officer and Chief of Staff for The Coca-Cola Company Chairman and Chief Executive Officer James Quincey. Since joining The Coca-Cola Company in 1997, her leadership roles have included Vice President and General Manager of Coca-Cola Freestyle. She has successfully led high-performing teams at The Coca-Cola Company. She brings leadership and management experience.

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
	Other directorships:
Member of the boards of directors of Profuturo Afore, S.A. de C.V., Grupo Financiero Scotiabank Inverlat, S.A. de C.V., TankRoom, S.A.P.I. de C.V. and member of the governing board of the Instituto Tecnológico Autónomo de México (“ITAM”).

	Career and experience:	He is an independent consultant and was previously a partner of Mancera, S.C. (Ernst & Young Mexico) for 33 years, as well as its President and Managing Director for 13 years. He is qualified as a “financial expert” under the Sarbanes-Oxley Act. Due to his extensive background, he provides a broad knowledge of financial reporting, auditing, corporate governance, regulatory compliance and risk prevention to ensure the sustainable value of the organization. In addition, he has experience in the financial, consumer goods, retail and mining sectors as well as in Latin American markets through his involvement as a consultant to public and private companies.
	Education:	Holds a Bachelor´s degree in public accounting from Universidad Iberoamericana and an MBA from ITAM.
	Alternate Director:	Jaime A. El Koury (independent)

Olga Gonzalez Aponte Independent Director	Born:	1966
	Gender:	Female
	Appointed to the board:	2024
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s Committees:	Member of the Audit Committee.
	Other public companies directorships:	Member of the board of directors of FEMSA.
Career and experience:
She is currently Chief Executive Officer and President of Wild Fork US, former Senior Vice President and Chief Financial Officer for Walmart de México y Centroamérica. She has held international internal audit and Chief Financial Officer roles for Walmart, Inc. with expat assignments in Chile and Mexico. She has experience in public companies having served as director on the board of directors of Walmart de México y Centroamérica. She has extensive experience in the food and consumer goods industry, as well as knowledge of finance and auditing, risk management, corporate governance, as well as of the Latin American markets.

	Education:	She holds a Bachelor’s degree in accounting from the Pontificia Universidad Católica de Puerto Rico and an MBA from Florida International University.

Amy Eschliman Independent Director	Born:	1973
	Gender:	Female
	Appointed to the board:	2023
	Term:	Through the date of our annual shareholders meeting of 2026.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Other current directorships:	Member of the Keen Shoes advisory board.
	Career and experience:	She is currently Chief Digital Officer at Crate & Barrel Holdings, Inc. She was formerly Senior Director of Retail Industry Solutions at Google Cloud. Prior to Google, she was Senior Vice President of Customer Relationship Management and Senior Vice President of Digital Commerce at Sephora, Vice President of Digital Commerce at Pottery Barn, within WilliamsSonoma, Inc. Given her background and leadership positions, she brings diverse skills and knowledge in the innovation, technology, information security and management sectors.
	Education:	She holds a BA in Economics from the University of California, Berkeley and an MBA from Harvard Business School.

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
Senior Management
The following are the senior management of our company:

Ian Marcel Craig García Chief Executive Officer	Born:	1972
	Gender:	Male
	Joined:	2003
	Appointed to current position:	2023
	Current directorships:	Member of the board of directors of Republic Services, Inc.
	Business experience with us:
He previously held various senior management positions in the Company, including Chief Operating Officer of Coca-Cola FEMSA Brazil, and prior to that, Chief Operating Officer of Coca-Cola FEMSA Argentina. He also held the positions of Chief Financial Officer and Strategic Planning for the South America Division; Chief Financial Officer and Director of Planning and Corporate Affairs in the Mercosur Region and Corporate Director of Finance and Treasury at Coca-Cola FEMSA. He is the President of our company’s Sustainability Committee.

	Other business experience:	With his experience within the group, he worked in a Corporate Finance position and in the Beer Division in a Supply Chain position. Also worked in other companies in the area of strategic planning.
	Education:
He holds a BS degree in Industrial and Systems Engineering from Tecnológico de Monterrey, an MBA from the Booth School of Business at the University of Chicago, and a Master’s degree in International Commercial Law from Tecnológico de Monterrey.

Gerardo Cruz Celaya Chief Financial Officer	Born:	1977
	Gender:	Male
	Joined:	2003
	Appointed to current position:	2023
	Business experience with us:
He held various senior management positions in the Company’s finance area, including Corporate Director of Finance and Treasury; Director of Planning and Finance for Latin America; and Director of Finance for Coca-Cola FEMSA Colombia. In addition to his responsibilities as Chief Financial Officer, he supervises our supplier, risk management, and financing strategies. Throughout his career, he has been a strong advocate for creating psychologically safe and diverse work environments and processes. He is a member of our company’s Sustainability Committee and secretary of the Planning and Finance Committee.

	Education:	He holds a Bachelor’s degree in Economics, with a minor in finance, and a Master’s degree in Applied Statistics, both from Tecnológico de Monterrey.

Antonio Díaz-Caneja Guillen Chief Human Resources Officer	Born:	1978
	Gender:	Male
	Joined:	2003
	Appointed to current position:	2023

	Business experience with us:
With his experience dedicated to Human Resources at the Company, he has overseen areas including employee well-being, talent development, human rights, and diversity, equity, and inclusion. Antonio has served as Corporate Compensation Manager, Corporate Labor Development Manager, Director of Organizational Effectiveness for Coca-Cola FEMSA Philippines, Corporate Director of Labor and Social Development, Director of Human Resources in Colombia, and Director of Human Resources for the Latin America division. He is a member of our company’s Sustainability Committee.

	Education:
Holds a BA in Business Administration and Management from the Universidad Iberoamericana and has completed the Chief Human Resources Officer Program at the University of Pennsylvania’s Wharton Executive Education.

Camila Lopes Amaral Westin Pereira Chief Legal Officer	Born:	1981
	Gender:	Female
	Joined:	2007
	Appointed to current position:	2024
	Business experience with us:
In her role as Chief Legal Officer, she leads the legal and compliance strategy across the ten countries where the Company operates, with a focus on corporate governance, risk management, strategic transactions, and business integrity. Camila has held several leadership roles, including Legal and Corporate Affairs Director and Senior Legal Manager in Brazil. She currently serves on our company’s Sustainability Committee.

	Other business experience:
She also served as Legal Director of the Brazilian Association of Soft Drink and Non-Alcoholic Beverage Industries (ABIR), where, over a 12-year period, she played a key role in strengthening the industry’s legal and regulatory framework. Earlier in her career, she worked at top-tier law firms such as Lefosse Advogados (in association with Linklaters) and Lobo & de Rizzo Advogados, developing strong expertise in corporate law, governance, litigation and complex transactions.

	Education:
Camila holds a law degree from Universidade Presbiteriana Mackenzie, a postgraduate specialization in civil procedural law from Pontifícia Universidade Católica de São Paulo, and has completed executive programs in leadership, strategy and negotiation at Harvard Business School, The Wharton School and Chicago Booth School of Business.

Catherine Nicole Reuben Hatounian Chief Corporate Affairs Officer	Born:	1971
	Gender:	Female
	Joined:	2014
	Appointed to current position:	2023
	Business experience with us:
She has a broad background in leadership positions, covering institutional and regulatory areas as well as environmental, social and governance issues throughout her career at Coca-Cola FEMSA. Before assuming her current role, she held various positions including Director of Corporate Affairs for Coca-Cola FEMSA México, Corporate Director of Regulatory Affairs and Institutional Relations, and Manager of Corporate Affairs for Coca-Cola FEMSA Central America, with responsibilities in Guatemala, Nicaragua, Costa Rica, and Panama. She is also a Vice-President of our company’s Sustainability Committee.

	Other business experience:	Previously, Catherine was Executive Director of the Costa Rican-American Chamber of Commerce and worked in the Foreign Investment Promotion Agency of Costa Rica (CINDE), supporting companies interested in nearshoring opportunities.
	Education:
She holds a BA degree in Economics from Universidad Nacional de Costa Rica, a BA degree in Business Administration and Finance from UNED and has completed studies in Political Communication from Universidad San Judas Tadeo in Costa Rica, as well as a Sustainability Certificate from MIT.

Manuel Felipe Rodríguez Chavez Chief Technical and Supply Chain Officer	Born:	1974
	Gender:	Male
	Joined:	1999
	Appointed to current position:	2025
	Business experience with us:
As Chief Technical and Supply Chain Officer, Manuel Felipe leads the Company’s environmental stewardship strategy across operations.
He has previously served in several roles, including Supply Chain Director for Brazil and Mexico, Supply Chain Planning Director, Director of the Manufacturing Center of Excellence and Director of the Toluca plant.
He also serves as a Vice-President of our company’s Sustainability Committee.

	Education:	He holds a BS in Chemical Engineering and a Master’s degree in Business Administration, both from Tecnológico de Monterrey.

Washington Fabricio Ponce García Chief Operating Officer—Mexico	Born:	1968
	Gender:	Male
	Joined:	1998
	Appointed to current position:	2019
	Business experience with us:
With his experience in the beverage industry, he previously served in several senior management positions, including President and Chief Operating Officer of the Coca-Cola FEMSA Philippines Operation, Chief Operating Officer of Coca-Cola FEMSA Colombia, Central America, Argentina and Colombia, and Director of Strategic Planning for Latin America Region. He is a member of our company’s Sustainability Committee.

	Other business experience:	Prior to joining Coca-Cola FEMSA, he worked as a Senior Consultant at Bain & Company, and as Managing Director for Heineken in Brazil.
	Education:	He holds a degree in Agricultural Engineering, providing expertise in environmental topics, and a Master´s degree in Economics from INCAE, Business School in Costa Rica.

Aitor Ocejo Zubizarreta Chief Operating Officer—Latin America	Born:	1974
	Gender:	Male
	Joined:	2000
	Appointed to current position:	2023
	Business experience with us:	With his experience in the beverage industry, he previously served in several senior management positions, including Chief Operating Officer of Coca-Cola FEMSA Guatemala and Venezuela; Commercial and Business Development in Venezuela; and several strategic operational and marketing positions in Mexico, as well as other roles including Corporate Inorganic Acquisitions and Corporate Commercial Development.
	Other business experience:	Prior to joining Coca-Cola FEMSA, he served in several senior management positions at The Coca-Cola Company.
	Education:	Holds a BS degree in Industrial Engineering from Universidad Iberoamericana.

Eduardo Pereyra Méndez Chief Operating Officer—Brazil	Born:	1973
	Gender:	Male
	Joined:	1996
	Appointed to current position:	2023
	Business experience with us:	With his experience in the beverage industry, he previously served in several senior management positions, including Chief Operating Officer of Coca-Cola FEMSA Colombia; Commercial Director in Venezuela, Brazil, and Colombia, and Regional Manager in Mexico and Colombia.

	Education:
Holds a BS degree in Industrial Engineering from Tecnológico de Monterrey, an MBA from Universidad de Adolfo Ibañez in Chile, and an Advanced Management Program, or AMP from the Universidad de Navarra, IESE.

Gabriel Coindreau Montemayor Chief Strategic Planning Officer	Born:	1970
	Gender:	Male
	Joined:	2000
	Appointed to current position:	2023
	Business experience with us:	With extensive strategic planning experience, he previously served in several strategy-centered positions, including Corporate Director of Strategic Projects and Initiatives, Corporate Director of Planning and Organizational Development, Chief Operating Officer for Coca-Cola FEMSA Colombia and Central America, as well as various positions in the Corporate Strategic Planning and Human Resources Departments.
	Education:	Holds a BS degree in Electronics Engineering from Tecnológico de Monterrey.

Nicolás Bertelloni Chief Growth Officer	Born:	1981
	Gender:	Male
	Joined:	2004
	Appointed to current position:	2023
	Business experience with us:	He has extensive expertise in the areas of marketing and market intelligence, particularly in leading teams during times of transformation and crisis. Previously, he held various roles within the organization, including Director of Marketing for the Brazil and Mexico Divisions, and Chief Operating Officer of Coca-Cola FEMSA Argentina and Uruguay.
	Education:	He holds a BA degree in Business Administration and a BA degree in Economics, both from Universidad de Buenos Aires. Additionally, he completed postgraduate studies in International Economics from Institut für Weltwirtschaft in Germany and an MBA from Fundação Getúlio Vargas in Brazil.

Thiago Fernandes Vieira de Oliveira Chief Information Officer	Born:	1980
	Gender:	Male
	Joined:	2025
	Appointed to current position:	2025
	Business experience with us:	As Chief Information Officer, he leads the technological and innovation strategy, aligning technology with business goals to generate efficiency, sustainability and large-scale impact.
	Other business experience:
He is a technology leader worldwide with a career spanning more than 25 years, driving digital transformation in sectors such as banking, fintech, retail, and mass consumption.
Recognized for his strategic focus and integral vision, he has directed high performance teams in Latin America implementing modern architecture, agile practices, and data-based decisions, with a particular emphasis on reliability engineering, critical environment operation, and the design of highly resilient platforms that are able to withstand critical mission operations in multiple countries. He is also a professor of strategy, leadership, and people management for senior technology executives at Strides, an executive education edtech in Brazil.

	Education:	He holds a BS degree in Computer Science from Fundação Instituto Tecnológico de Osasco, an MBA from Instituto Educacional BM&FBOVESPA, in addition to a specialization in Governance of Information Technologies from Universidade de Campinas (UNICAMP) and Executive Management Development from IESE Business School.

Composition of the Board of Directors and Senior Management
Our board of directors is comprised of 16 board members and seven alternates, 73.9% of whom are men and 26.1% of whom are women. Of our senior management, 83.3% are men and 16.7% are women.
We have a corporate human resources policy that fosters equal opportunities and non-discrimination. This policy was approved by our board of directors and all of our employees are required to comply with it. Our Chief Human Resources Officer, Antonio Díaz-Caneja Guillen, is responsible for enforcing such policy.
Compensation of Directors and Officers
For the year ended December 31, 2025, the aggregate compensation paid to our senior management and senior executives was approximately Ps. 1,821 million. The aggregate compensation amount includes cash bonus awards and bonuses paid to our senior management and certain of our senior executives pursuant to our incentive plan for stock purchases. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”
The aggregate compensation for directors during 2025 was Ps.18.7 million. For each meeting attended in 2025, we paid US$13,000 to each director with foreign residence and nationality and US$9,000 to all other directors.
We paid US$5,000 to each of the members of the audit, finance and planning and the corporate practices committees per each meeting attended, and we paid US$6,500 to the chairman of the audit committee per meeting attended.
Our senior management and senior executives participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2025, amounts accrued for all employees under our pension and retirement plans were Ps. 5,576 million, of which Ps. 1,514 million are already funded.
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
Share-based payment bonus plan. This stock bonus plan is part of our long-term incentive plan for the benefit of our senior management and senior executives. This plan uses as its main evaluation metric the EVA methodology. Under the EVA stock incentive plan, eligible senior executives and senior management are entitled to receive a special annual bonus in cash, after withholding applicable taxes, to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange, based on the executive’s level of responsibility in the organization. We make a cash contribution to the administrative trust (which is controlled and consolidated by FEMSA) in the amount of the individual executive’s special bonus. The administrative trust then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the corporate practices committee). The acquired shares are deposited in a trust, and the senior executives and senior management can access them one year after they are vested, at 1/3 per year over a three-year period. Eighty percent of the annual executive bonus under our stock incentive plan must be used to purchase our company’s shares and the remaining 20.0% must be used to purchase FEMSA shares.
During the years ended December 31, 2025, 2024 and 2023, the cash-based and share-based bonus expense amounted to Ps. 1,802 million, Ps. 1,980 million, and Ps. 1,283 million, respectively. See Note 16 to our consolidated financial statements.
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
Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The senior management and senior executives interact periodically with the committees to address management issues. The following are the three committees of the board of directors:
•Planning and Finance Committee. The planning and finance committee works with management to set our annual and long-term strategic and financial plans, evaluating investments aligned with our sustainability goals, and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the planning and finance committee. Martín Felipe Arias Yaniz is the chairman of the planning and finance committee. The other members include: Federico José Reyes García, John Murphy, Amy Eschliman and LeRoy Kim.
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
Employees
As of December 31, 2025, our headcount was as follows: 61,949 in Mexico and Central America, and 46,891 in South America. In the headcount, we include non-employee workers. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2025	2024	2023
Executive employees	1,170	1,151	1,061
Non-executive employees	89,080	92,513	85,750
Non-employee workers (1)	18,590	23,055	17,430
Total	108,840	116,719	104,241

(1) Due to changes in the methodology for categorizing non-employee workers, figures reported for 2025 and 2024 are not comparable with those reported for 2023.

As of December 31, 2025, approximately 65.8% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 212 separate collective bargaining agreements with 111 labor unions. In general, we believe we have a good relationship with the labor unions throughout our operations. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.”

Share Ownership
The following table shows the units, each consisting of three Series B Shares and five Series L Shares, without par value, beneficially owned by our directors, alternate directors and members of our senior management as of April 10, 2026. Except as shown in the following table, we are not aware of our directors, alternate directors or members of our senior management having a beneficial ownership in any class of our capital stock as of such date.

	Class of Capital Stock(1)

	Units	Percent of Class(2)(3)

Ian Marcel Craig García	380,386	0.07%
Aitor Ocejo Zubizarreta	74,134	0.01%
Antonio Díaz-Caneja Guillen	33,571	*
Camila Lopes Amaral Westin Pereira	15,601	*
Catherine Nicole Reuben	44,062	*
Eduardo Pereyra Méndez	53,453	0.01%
Gabriel Coindreau Montemayor	30,138	*
Gerardo Cruz Celaya	89,349	0.02%
Thiago Fernandes Vieira de Oliveira	4,969	*
Nicolás Bertelloni	59,933	0.01%
Manuel Felipe Rodríguez Chavez	15,814	*
Washington Fabricio Ponce García	137,682	0.03%
Directors, Alternate Directors and Members of Senior Management as a Group	939,092	0.18%

* Less than 0.01%
 (1) This information derives from public filings with the SEC. The number of our units beneficially owned by each individual is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.
(2) The percentage of ownership is based on 525,208,065 units outstanding as of April 10, 2026.
(3) Numbers may not total due to rounding.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders.
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

(1)    FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 76.06% of the voting stock of
FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca
Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: Banco Invex, S.A., as Trustee under Trust No. 3763 (controlled by the Garza Lagüera Gonda Family), Max Brittingham, Maia Brittingham, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, Jose Antonio Fernández Garza Lagüera, BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/4112454 (controlled by the Garza Garza Family), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia María Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Garza, María Teresa Gual y Aspe, Alejandro Baillères Gual, Raúl Baillères Gual, Xavier Baillères Gual, Juan Pablo Baillères Gual, María Teresa Baillères Gual, Corbal, S.A. de C.V. (controlled by the Baillères Family), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by the Baillères Family), Max David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, Magdalena María Guichard Michel, Rene Cristobal Guichard Michel, Juan Bautista Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Banco Invex, S.A., as Trustee under Trust No. F/4165 (controlled by the Michel González Family), Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas Family), and BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
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
As of the date of this annual report and based on public filings with the SEC the Gates Foundation Trust held 62,147,190 units, or 11.83% of the total amount of our units, which represented 186,441,570 Series B shares, or 11.83% of the total amount of our Series B shares, and 310,735,950 Series L shares, or 11.83% of the total amount of our Series L shares.
Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.
As of the date of this report, we had approximately 20,789,357 ADSs outstanding, representing 39.6% of the total amount of our units, or 39.6% of the total amount of our Series B shares and 39.6% of the total amount of our Series L shares, held by approximately 294 registered holders (including The Depositary Trust Company) with registered addresses outside of Mexico.
The Shareholders Agreement
We operate pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries.
This agreement, together with our bylaws, sets forth the basic rules pursuant to which we operate.

In February 2010, our main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and our bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the Chief Executive Officer and all officers reporting to him, all of which may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20.0% of the preceding years’ consolidated net profits, may be approved by a simple majority of the voting capital stock and any payment of dividends above 20.0% of the preceding years’ consolidated net profits shall require the approval of a majority of the voting capital stock, which majority must also include a majority of the Series D shares. Any decision on extraordinary matters, as they are defined by our bylaws and which include any new business acquisition, business combinations or any change in the existing line of business, among other things, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company.Under our bylaws and shareholders agreement, our Series A shares, Series D shares and Series B shares are the only shares with full voting rights. The shareholders agreement also sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Our bylaws and shareholders agreement provide that a majority of the directors appointed by the holders of Series A shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and our company or any of our subsidiaries is materially adverse to our business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a “simple majority period,” as defined in our bylaws, at any time within 90 days after giving notice. During the simple majority period certain decisions, namely the approval of material changes in our business plans, the introduction of a new, or termination of an existing line of business, and related party transactions outside the ordinary course of business, to the extent the presence and approval of at least two Series D directors would otherwise be required, can be made by a simple majority vote of our entire board of directors, without requiring the presence or approval of any Series D director. A majority of the Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.
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
FEMSA
We regularly engage in transactions with FEMSA and its subsidiaries, including sales of our products. The aggregate amount of these sales was Ps. 10,467 million, Ps. 10,185 million and Ps. 8,453 million in 2025, 2024 and 2023, respectively. Substantially all of these sales consist of sales to FEMSA Proximidad, which operates OXXO, the chain of convenience stores.
We also purchase products and receive services from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps. 2,970 million, Ps. 7,196 million and Ps. 9,547 million in 2025, 2024 and 2023, respectively. These amounts principally relate to assets such as coolers and services provided to us by FEMSA. In 2017, we renewed our service agreement with a subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, consulting and advisory services, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a former subsidiary of FEMSA, Solistica, S.A. de C.V. (“Solistica”), for the transportation of finished products from our bottling plants to our distribution centers within Mexico. In March 2024, we integrated certain of Solistica’s assets and employees into our Mexican operations, thus concluding the service agreement. Additionally, FEMSA, through its strategic businesses unit, provides logistics services to us in the countries where we operate.FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”
The Coca-Cola Company
We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from affiliates of The Coca-Cola Company. Total purchases from The Coca-Cola Company for concentrates were Ps. 51,740 million, Ps. 54,502 million and Ps. 46,461 million in 2025, 2024 and 2023, respectively. Our company and The Coca-Cola Company develop an annual marketing strategy to promote the sale and consumption of our products. In order to implement this strategy, we and The Coca-Cola Company first develop an allocation of marketing expenditures amongst ourselves, which we monitor and track during the year. At the end of the year, we review the actual marketing expenditures and pay or receive a reimbursement from The Coca-Cola Company in accordance with the agreed-upon allocation. Contributions received from The Coca-Cola Company were Ps. 2,721 million, Ps. 2,012 million and Ps. 2,450 million in 2025, 2024 and 2023, respectively. The Coca-Cola Company also makes contributions to us that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages.
In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements.
We purchase products from Jugos del Valle, a joint business acquired together with The Coca-Cola Company, in the amount of Ps. 7,899 million, Ps. 4,763 million and Ps. 3,718 million in 2025, 2024 and 2023, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of our product portfolio. As of the date of this report, we held a 28.2% interest in Jugos del Valle.

We purchase products from Leão Alimentos, a business acquired together with The Coca-Cola Company, in the amount of Ps. 112 million and Ps. 181 million in 2024 and 2023, respectively, mainly related to certain juice-based beverages and teas that are part of our product portfolio. In 2025, purchases of such products were made in non-material quantities and, in 2026, we stopped purchasing products from Leão Alimentos. As of the date of this report, we held a 25.1% indirect interest in Leão Alimentos.
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
In Mexico, we purchase canned sparkling beverages from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which, as of the date of this report, we held a 26.5% equity interest. We purchased Ps. 1,011 million, Ps. 989 million and Ps. 843 million in canned sparkling beverages from IEQSA in 2025, 2024 and 2023, respectively. We also purchase sugar from Beta San Miguel and PIASA, both sugarcane producers in which, as of the date of this report, we held a 2.7% and 36.4% equity interest, respectively. We purchased Ps. 286 million, Ps. 722 million and Ps. 917 million in sugar from Beta San Miguel in 2025, 2024 and 2023, respectively. We purchased Ps. 2,198 million, Ps. 2,718 million and Ps. 2,841 million in sugar from PIASA in 2025, 2024 and 2023, respectively.
Other Related Party Transactions
José Antonio Fernández Carbajal, our chairman of the board of directors, is also a member of the board of directors of Tecnológico de Monterrey, a Mexican private university that routinely receives donations from us.
See Notes 5.3 and 13 to our consolidated financial statements for more information on our related party transactions, including transactions with parties that fall within the related party definition pursuant to IFRS.
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
Legal Proceedings
Our operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices, as well as tax, consumer protection, environmental, land ownership, labor and commercial matters. We believe we had appropriate provisions as required under IFRS for these legal proceedings as of December 31, 2025. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe could have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against us or that involve us or our subsidiaries are incidental to the conduct of our and their business. . For further information, see Notes 24.7 and 24.8 to our consolidated financial statements.

Item 9.    The Offer and Listing
ADSs representing our units are listed and trade on the NYSE, and our units are listed and trade on the Mexican Stock Exchange. Each ADS represents 10 units, each unit consisting of 3 Series B shares and 5 Series L shares, in each case deposited under the deposit agreement with the ADS depositary, as amended. Our 2.750% Senior Notes due 2030, 1.850% Senior Notes due 2032 and 5.100% Senior Notes due 2035 are also listed and trade on the NYSE. For more information about our securities, see Exhibit 2.9—Description of Securities Registered under Section 12 of the Exchange Act.

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
Settlement is effected one business day after a stock transaction. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican Stock Exchange or the Bolsa Institucional de Valores, S.A. de C.V. Most securities traded on the Mexican Stock Exchange and on the Bolsa Institucional de Valores, S.A. de C.V., including our units, are on deposit with S.D. Indeval Instituto para el Depósito de Valores, S.A. de C.V., which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for transactions on the Mexican Stock Exchange and on the Bolsa Institucional de Valores, S.A. de C.V.
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
Since July 2015, we have entered into certain agreements with DXC Technology (formerly Hewlett Packard) for the provision of various technology services across all of our territories. These agreements have been renewed over time and are currently set to remain in effect until August 2028 and December 2029, respectively.
In 2016 and 2017, we entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of our territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.
Since 1993 we have distributed and sold Heineken beer products in our Brazilian territories pursuant to our agreement with Heineken Brazil. In February 2021, we entered into a new distribution agreement with Heineken Brazil that replaced our previous distribution agreement with Heineken Brazil. Pursuant to this new distribution agreement, we continue to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and added the premium brand Eisenbahn and other international brands to our portfolio and we now have the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The new distribution agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions.
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
The U.S. dollar amount of dividends received by an individual U.S. holder of our units or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid to holders of our units or ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2026 taxable year.
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
Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2025, we had total indebtedness of Ps. 79,778 million, of which 91.0% bore interest at fixed interest rates and 9.0% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2025, 26.1% (or 16.3% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in U.S. dollars is determined by reference to the Secured Overnight Financing Rate (“SOFR”). The interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the TIIE, although in recent years financings reference the Interbank Equilibrium Interest Rate for Funding (“Funding TIIE”); the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR for its initials in Spanish; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Certificado de Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.
The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2025, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos, Uruguayan pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps. 17.9697 per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2025.
The table below also includes the fair value of total debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of notes payable is based on quoted market prices on December 31, 2025. As of December 31, 2025, the fair value of the total debt was Ps. 1,813 million higher than its carrying value.
Principal by Year of Maturity

	As of December 31, 2025															As of December 31, 2024
	2026		2027		2028		2029		2030		2031 and following years		Carrying value as of December 31, 2025		Fair value as of December 31, 2025	Total Carrying value
Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes) (1)	—		—		—		—		18,576		29,309		47,885		46,069	43,504
Interest Rate(2)	—%		—%		—%		—%		2.75%		3.86%		3.43%			3.06%
U.S. dollars (Bank Loans)	—		—		—		—		—		—		—		—	138
Interest Rate(2)	—%		—%		—%		—%		—%		—%		—%			6.73%
Mexican pesos (Certificados Bursátiles)	—		8,497		9,959		5,494		—		—		23,949		23,952	23,948
Interest Rate(2)	—%		7.87%		7.36%		9.95%		—%		—%		8.13%			8.13%
Colombian pesos (Bank Loans)	359		—		—		—		—		—		359		359	345
Interest Rate(1)	9.94%		—%		—%		—%		—%		—%		9.94%			10.40%
Uruguayan pesos (Bank Loans)	—		—		—		—		—		—		—		—	46
Interest Rate(2)	—%		—%		—%		—%		—%		—%		—%			10.75%
Argentine pesos (Bank Loans)	634		—		—		—		—		—		634		634	638
Interest Rate(2)	36.22%		—%		—%		—%		—%		—%		36.22%			50.11%
Euros (Bank Loans)	—		—		—		—		—		—		—		—
Total Fixed Rate	992	—	8,497	—	9,959	—	5,494	—	18,576	—	29,309	—	72,827	—	71,014	68,619

	As of December 31, 2025															As of December 31, 2024
	2026		2027		2028		2029		2030		2031 and following years		Carrying value as of December 31, 2025		Fair value as of December 31, 2025	Total Carrying value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
Mexican pesos (Certificados Bursátiles)	2,934		—		—		—		—		—		2,934		2,934	4,655
Interest Rate(2)	7.58%		—%		—%		—%		—%		—%		7.58%			10.48%
Mexican pesos (Bank Loans)	3,000		—		—		—		—		—		3,000		3,000
Interest Rate(1)	7.72%		—%		—%		—%		—%		—%		7.72%
Brazilian reais (Bank Loans)	3		—		—		—		—		—		3		3	9
Interest Rate(2)	8.81%		—%		—%		—%		—%		—%		8.81%			9.08%
Colombian pesos (Bank Loans)	1,014		—		—		—		—		—		1,014		1,015	414
Interest Rate(1)	10.49%		—%		—%		—%		—%		—%		10.49%			10.36%
Total Variable Rate	6,951	—	—	—	—	—	—	—	—	—	—	—	6,951	—	6,952	5,078
Total Debt	7,943		8,497		9,959		5,494		18,576		29,309		79,778		77,965	73,697

	As of December 31, 2025							As of December 31, 2024
	2026	2027	2028	2029	2030 and thereafter	Notional Amounts	Total Fair Value	Notional Amounts
	(in millions of Mexican pesos, except percentages)
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)							(1,569)
Notional to pay	—	7,048	—	—	19,234	26,281		13,697
Notional to receive	—	6,288	—	—	11,804	18,092		14,330
Interest pay rate	—%	9.67%	—%		8.48%	8.80%		8.62%
Interest receive rate	—%	4.00%	—%	—%	3.78%	3.85%		3.33%
Cross-Currency Swaps (Brazilian reais)							1,456
Notional to pay	4,379	1,652	—	—	10,813	16,844		13,732
Notional to receive	4,492	1,797	—	—	8,624	14,912		16,823
Interest pay rate	13.93%	10.24%	—%	—%	8.03%	9.78%		10.75%
Interest receive rate	2.12%	2.75%	—	—	2.75%	2.56%		2.56%
Cross-Currency Swaps (Colombian pesos)							53
Notional to pay	991	—	—	—	—	991		953
Notional to receive	1,049	—	—	—	—	1,049		1,184
Interest pay rate	6.26%	—%	—%	—%	—%	6.26%		6.26%
Interest receive rate	2.75%	—%	—%	—%	—%	2.75%		2.75%
Interest Rate Swap (U.S. dollars)					8,983	8,983	(1,200)	10,134
Interest pay rate	—	—	—	—	L6m + 0.0947%, SOFR + 0.2593%	L6m + 0.0947%, SOFR + 0.2593%		L6m + 0.0947%, SOFR + 0.2593%
Interest rate receive	—%	—%	—%	—%	1.85%	1.85%		1.85%

(1)    We have used interest rate derivatives that have been designated as fair value hedge relationships to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “market value gain (loss) in financial instruments” in the period in which they occur. The Company has been applying fair value hedging to the hedged portion of the 1.850% Senior Notes of US$705 million, which are linked to an interest rate swap. The hedging gain or loss adjusts the carrying amount of the hedged item and will be recognized in the consolidated income statements under “market value gain (loss) in financial instruments.” For the years ended on December 31, 2025 and 2024, the Company recorded in the consolidated income statements a loss of Ps. 544 million and a gain of Ps. 383 million, respectively. As of December 31, 2025 and 2024 the carrying value of the 1.850% Senior Note of US$705 million is being reduced by an amount of Ps. 1,115 million and Ps. 1,659 million respectively, stemming from the impacts of fair value hedging. See Notes 17 and 19.3 to our consolidated financial statements.
(2) Interest rates are weighted average contractual annual rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our variable-rate financial instruments held during 2025 would have increased our interest expense by Ps. 211 million, or 3.1% over our interest expense of 2025, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2025, the percentage of our consolidated total revenues was denominated as follows:
Total Revenues by Currency in 2025

Currency	%
Mexican peso	46.7%
Brazilian real	28.2%
Central America (1)	11.4%
Colombian peso	7.9%
Argentine peso	3.9%
Uruguayan peso	1.9%

(1)    Includes Guatemalan quetzales, Nicaraguan cordobas, Costa Rican colones and Panamanian balboas.

As of December 31, 2025, 18.3% of our consolidated costs of goods sold are denominated in or linked to the U.S. dollar. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2025, we entered into forwards to hedge part of our Mexican peso, Brazilian real, Colombian peso, Uruguayan peso, Costa Rica colon and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. We selectively hedge our exposure to the U.S. dollar with respect to certain local currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. These instruments are considered hedges for accounting purposes. As of December 31, 2025, 60.7% of our indebtedness was denominated in Mexican pesos, 16.9% in Brazilian reais, 18.6% in U.S. dollars, 2.9% in Colombian pesos and 0.9% in Argentine pesos (including the effects of our derivative contracts as of December 31, 2025, including cross currency swaps from U.S. dollars to Mexican pesos, U.S. dollars to Brazilian reais and U.S. dollar to Colombian pesos). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”
A hypothetical and instantaneous 10.0% depreciation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2025, would have resulted in a foreign exchange loss of Ps. 42 million, based on our U.S. dollar-denominated indebtedness, cross-currency swap agreements and U.S. dollar cash balance.

As of April 10, 2026, the currencies of all the countries where we operate have appreciated or depreciated relative to the U.S. dollar compared to December 31, 2025 as follows:

	Exchange Rate As of April 10, 2026	Depreciation or (Appreciation)
Mexico	17.30	-3.91%
Guatemala	7.64	(0.28)%
Nicaragua	36.62	—%
Costa Rica	465.34	(7.20)%
Panama	1.00	—%
Colombia	3,642.93	(3.04)%
Brazil	5.02	(8.71)%
Argentina	1,370.00	(5.84)%
Uruguay	40.22	3.03%

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the Mexican peso as of December 31, 2025, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Colombia	647
Brazil	5,069
Argentina	302
Central America (1)	1,550
Uruguay	375

(1)    Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk

As of December 31, 2025, we did not have any equity derivative agreements that exposed us to material equity risk.
Commodity Price Risk
During 2025, we entered into futures contracts to hedge the cost of sugar and aluminum in Brazil, we entered into swap contracts to hedge the cost of sugar in Colombia and Uruguay, swap contracts to hedge the cost of aluminum in Mexico, Brazil, Colombia, Guatemala and Uruguay, swap contracts to hedge the cost of diesel in Guatemala and swap contracts to hedge the cost of PET resin in Mexico. The notional value of the sugar hedges was Ps. 3,757 million as of December 31, 2025, with a negative fair value of Ps. 467 million with maturities in 2026 and 2027. The notional value of the aluminum hedges was Ps. 1,619 million as of December 31, 2025, with a positive fair value of Ps. 147 million with maturities in 2026. See Note 19.4 to our consolidated financial statements.
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
Direct and indirect reimbursements by the depositary
The depositary may reimburse us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses may include listing fees, fees payable to service providers for the distribution of material to ADR holders and dividend fees. For the year ended December 31, 2025, this amount was US$0.9 million.
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15.    Disclosure Controls and Procedures
(a)Evaluation of Disclosure Controls and Procedures
Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure control and procedures in connection with the preparation of our consolidated financial statements as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even an effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives. Based on our evaluation we concluded that our disclosure controls and procedures were not effective as of December 31, 2025. Management has identified a material weakness with respect to ineffective ITGCs related to ERP systems that support financial accounting processes. Through additional procedures prior to the filing, despite the deficiencies described below, management has concluded that our consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with IFRS and no adjustments are required to our financial statements as a result of such weakness.
(b) Management’s annual report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated

Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Integrated Framework (2013)”).
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
Based on our evaluation under the COSO Integrated Framework (2013), because of the effect of the material weakness described above, our management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2025.
According to the COSO Integrated Framework (2013), a material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's consolidated financial statements will not be prevented or detected on a timely basis.
This material weakness primarily arises from remaining ITGCs deficiencies in our ERP systems that support financial accounting processes, which have been affected by ERP systems migration in the prior year. The Company did not adequately: (i) grant and monitor user access controls including privileged accounts; (ii) maintain proper and timely documentation covering the monitoring of the activities performed by privileged accounts; and (iii) maintain adequate program change management controls over ERP systems. Despite the identified material weakness, no material errors were identified in our consolidated financial statements as of December 31, 2025.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by Mancera, S.C., a registered independent public accounting firm, as stated in their report included in this annual report.
(c) Remediation Plan and Activities
In response to the identified material weakness, management, under the supervision of the Audit Committee, continues to work on remediating the identified ITGCs deficiencies, such that our controls are designed, implemented, and operating effectively.
Prior to the issuance of this annual report, management reviewed the access control processes, including privileged access to ERP systems, and implemented enhancements to strengthen ITGCs, established a governance framework, defined roles and responsibilities, implemented certain compensating controls, and performed a detailed risk assessment and detail procedures for the year ended December 31, 2025. Management is committed to the continuous improvement of the Company’s internal control over financial reporting.
As of the date of this annual report, management has made, and continues to make changes to remediate the control deficiencies through actions that include but are not limited to: (i) strengthening and maintaining sufficient user access controls to ERP systems and applications at an individual user level including privileged accounts (i.e. firefighter, temporary access); (ii) enhancing documentation to support the monitoring of activities performed by privileged accounts, and (iii) reinforcing adequate program change management controls over ERP systems.
Control activities are designed to be preventive and detective by nature and may include authorizations, approvals, verifications, reconciliations of the activities performed versus the authorized activities, reviews, and segregation of duties. While management believes that certain of these control activities have been implemented, others remain in the process of implementation, including enhancements to existing internal controls, as part of the remediation plan.
These measures are expected to improve the ITGCs that support the Company's ERP systems. Management will continue to devote significant efforts to the execution, monitoring, and validation of the remediation plan and may adjust remediation actions as necessary.

(d) Changes in Internal Control Over Financial Reporting
Except for the material weakness and the remediation activities mentioned above, there were no changes in the Company's internal control over financial reporting during 2025 that materially affected those controls.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Coca-Cola FEMSA, S.A.B. de C.V.
Opinion on Internal Control Over Financial Reporting
We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the information technology general controls (“ITGC’s”) related to user access and change management ERP systems that supports the Company’s financial accounting processes, as of December 31, 2025. As a result, the business process controls, application controls and manual controls dependent on information derived from such system were determined to be ineffective.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2025, and the related notes. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated April 15, 2026, which expressed an unqualified opinion thereon.
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
A member of
Ernst & Young Global Limited

/s/ Mancera, S.C.
Mexico City, Mexico
April 15, 2026
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

Item 16.C.    Principal Accountant Fees and Services
Audit and Non-Audit Fees
In the last three fiscal years, there have been no changes to our external auditors. The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
	(in millions of Mexican pesos)
Audit fees	Ps. 110	Ps. 101	Ps. 96
Audit-related fees	23	20	8
Tax fees (1)	12	8	6
Other Fees (1)	6	5	—
Total fees	Ps. 151	Ps. 134	Ps. 110

(1) The Company previously disclosed total fees for fiscal year 2024 as Ps. 141 million. Upon subsequent review, the Company determined that such amount included approximately Ps. 5 million of other fees and Ps. 2 million of tax fees corresponding to fiscal year 2025.

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
All Other Fees. Other fees in the above table are fees billed by Ernst & Young for services provided other than the services reported in former paragraphs of this Item. During 2025 and 2024, we received non-audit services related to the fairness opinion based on specific financial information. For the year of 2023, there were no other fees.

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
Item 16.E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We did not directly purchase any of our equity securities in 2025. The following table presents purchases of units consisting of 3 Series B shares and 5 Series L shares in 2025 by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Bonus Program” and Note 16.2 to our consolidated financial statements.
Purchases of Equity Securities

	Total Number of Units Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Unit	Total Number of Units Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
Total	838,996	170.6224	—	—

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
Our cybersecurity risk management program was developed in accordance with, and aligned to, international standards, best practices and worldwide frameworks such as the International Organization for Standardizations ISO 27001 and the National Institute of Standards and Technology Cyber Security Framework NIST SP 800-53, among others, reflecting our commitment to upholding the highest benchmark of information security and resilience. In 2025, we obtained ISO 27001 certification, successfully completing the audit for two cybersecurity processes and marking a key milestone in strengthening our cybersecurity governance.
We utilize policies, processes, software, training programs and hardware solutions to protect and monitor our environment on all critical systems, firewalls, intrusion detection and prevention systems, network detection and response, Security Information and Event Management solution (“SIEM”), vulnerability and penetration testing, Breach and Attack Simulations (“BAS”), zero trust network access, multifactor authentication, antimalware, patch-management, Endpoint Detection and Response (“EDR”) and Endpoint Privilege Management (“EPM”) models, identity management systems and access control solutions such as Privileged Access Management (“PAM”) and Privileged Identity Management (“PIM”).
We have several cybersecurity processes in place, including security by design, vulnerability management, identity management processes, threat intelligence and cyber threat exposure management, and continuous cybersecurity posture and maturity assessments, among others.
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

In an effort to detect and defend against cyber threats, we annually provide our employees with various cybersecurity and data protection training programs, including executive tabletops and phishing simulations, as well as security awareness education and training.
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

Exhibit 2.8
Eleventh Supplemental Indenture dated as of May 6, 2025 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de
R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V.,
Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., and Controladora Interamericana de
Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s 6-K filed on May 6, 2025 (File No.
1-12260)).

Exhibit 2.9	Description of Securities Registered Under Section 12 of the Exchange Act.
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

Exhibit 8.1	Significant Subsidiaries.
Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 15, 2026.
Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 15, 2026.
Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 15, 2026.
Exhibit 15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.
Exhibit 17.1	Issuer of Guaranteed Securities.
Exhibit 97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 12, 2024 (File No. 1-12260)).
Exhibit 97.2	Policies for Trading KOF's Securities.

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
Date: April 15, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V., and subsidiaries (“the Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 15, 2026, expressed an adverse opinion thereon.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Impairment Tests for Cash Generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets – Colombia
Description of the Matter
At December 31, 2025, the Company has distribution rights, goodwill and other indefinite lived intangible assets with an aggregate carrying value of approximately $4,227 million allocated to Colombia. The related disclosures are included in Note 2.3.1.1, Note 3.14 and Note 11 to the consolidated financial statements, and distribution rights, goodwill and other indefinite lived intangible assets are tested for impairment annually at the cash generating unit (CGU) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.
Auditing management’s annual distribution rights, goodwill and other indefinite lived intangible assets impairment test for the Colombia CGU was complex and highly judgmental due to the significant estimation required to determine the value in use of the CGU. In particular, the value in use estimates were sensitive to significant assumptions, such as the discount rate (weighted average cost of capital) and revenue growth rates.

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
We performed procedures to assess the significant assumptions used in the determination of the value in use of the CGU that included, among others, evaluating the methodology applied by management in performing the impairment test, testing the completeness and accuracy of the projected financial information included in the impairment model, reconciling the carrying value to the general ledger and comparing the prospective financial information to Board approved business plans. We also involved our internal valuation specialists to assist with the evaluation of the discount rate and revenue growth rates used in the discounted cash flow model. We compared the revenue growth rates included in the cash flow projections to external sources of information and actual prior year revenue growth rates. We assessed the historical accuracy of management’s key estimates by comparing the forecast to historical results. We reperformed management’s sensitivity analyses of the discount rate and revenue growth rates to evaluate the change in the value in use of the CGU that would result from changes in the assumptions.

Furthermore, we assessed the adequacy of the related disclosures provided in Note 2.3.1.1, Note 3.14 and Note 11 to the consolidated financial statements.

/s/ Mancera, S.C.
A member practice of
Ernst & Young Global Limited

We have served as the Company’s auditor since 2008.
Mexico City, Mexico
April 15, 2026

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
At December 31, 2025 and 2024
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. )

	Note	December 2025 (1)	December 2025	December 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$ 1,559	Ps. 28,067	Ps. 32,779
Trade receivables, net	5	1,230	22,146	18,620
Inventories	6	778	14,014	14,059
Recoverable income tax	23	154	2,772	2,340
Other recoverable taxes	23	273	4,924	4,443
Other current financial assets	7	42	761	946
Other current assets	7	105	1,886	1,945
Total current assets		4,141	74,570	75,132
NON CURRENT ASSETS
Investments accounted for using the equity method	8	588	10,588	10,233
Right-of-use assets, net	9	145	2,617	2,989
Property, plant and equipment, net	10	6,061	109,130	99,381
Intangible assets, net	11	5,685	102,356	101,876
Deferred tax assets	23	378	6,805	6,209
Other non-current financial assets	12	199	3,578	6,702
Other non-current assets	12	272	4,895	5,464
Total non-current assets		13,327	239,969	232,854
TOTAL ASSETS		$ 17,469	Ps. 314,539	Ps. 307,986
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	17	$ 224	Ps. 4,032	Ps. 1,443
Current portion of non-current debt	17	217	3,912	1,871
Current portion of lease liabilities	9	35	631	889
Interest payable		49	886	835
Suppliers		1,772	31,898	33,774
Other current liabilities	24	701	12,615	16,080
Income tax payable		75	1,346	1,354
Other taxes payable		519	9,351	9,213
Other current financial liabilities	24	116	2,086	1,712
Total current liabilities		3,708	66,757	67,171
NON-CURRENT LIABILITIES
Bank loans and notes payable	17	3,990	71,834	70,383
Post-employment and other non-current employee benefits	15	307	5,534	4,867
Non-current portion of lease liabilities	9	126	2,272	2,295
Deferred tax liabilities	23	277	4,980	4,317
Other non-current financial liabilities	24	264	4,754	3,831

Provisions	24	137	2,460	2,788
Other non-current liabilities	24	107	1,919	1,793
Total non-current liabilities		5,207	93,753	90,274
TOTAL LIABILITIES		8,914	160,510	157,445
EQUITY
Common stock		114	2,060	2,060
Additional paid-in capital		2,530	45,560	45,560
Retained earnings		6,406	115,342	106,959
Other equity instruments		(168)	(3,033)	(2,505)
Accumulated other comprehensive (loss) income		(762)	(13,727)	(8,646)
Equity attributable to equity holders of the parent		8,120	146,202	143,428
Non-controlling interest in consolidated subsidiaries	20	435	7,827	7,113
TOTAL EQUITY		8,554	154,029	150,541
TOTAL LIABILITIES AND EQUITY		$ 17,469	Ps. 314,539	Ps. 307,986
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements
For the years ended December 31, 2025, 2024 and 2023
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. ) except for earnings per share amounts

	Note	2025 (1)	2025		2024		2023

Net sales		$16,170	Ps.	291,147	Ps.	279,030	Ps.	244,264
Other operating revenues		33	599		763		824
Total revenues		16,203	291,746		279,793		245,088
Cost of goods sold		8,807	158,570		151,057		134,228
Gross profit		7,396	133,176		128,736		110,860
Administrative expenses		835	15,043		13,678		12,820
Selling expenses		4,258	76,664		74,423		63,278
Other income	18	228	4,109		4,217		1,981
Other expenses	18	193	3,474		4,936		3,253
Interest expense	17	452	8,130		7,532		7,102
Interest income		132	2,369		3,040		3,188
Foreign exchange gain (loss), net		1	20		304		(1,046)
Gain on monetary position for subsidiaries in hyperinflationary economies		21	383		216		93
Market value gain on financial instruments		23	412		67		169
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		2,064	37,158		36,011		28,792
Income taxes	23	704	12,673		11,768		8,781
Share in the profit of equity accounted investees, net of income taxes	8	29	531		306		215
Consolidated net income		$1,389	Ps.	25,016	Ps.	24,549	Ps.	20,226
Attributable to:
Equity holders of the parent		1,324	Ps.	23,845	Ps.	23,729	Ps.	19,536
Non-controlling interest		65	1,171		820		690
Consolidated net income		$1,389	Ps.	25,016	Ps.	24,549	Ps.	20,226
Earnings per share- Equity holders of the parent (U.S. dollars and Mexican pesos):

Basic controlling interest net income	22	0.08	1.42		1.41		1.16
Diluted controlling interest net income	22	0.08	1.42		1.41		1.16
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3
The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025, 2024 and 2023
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. )

	Note	2025 (1)	2025	2024	2023
Consolidated net income		$ 1,389	Ps. 25,016	Ps. 24,549	Ps. 20,226
Other comprehensive income, net of income tax
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of income tax	19	(80)	(1,439)	1,512	(389)
Financial instruments held to maturity		(5)	(98)	38	101
Exchange differences on the translation of foreign operations and associates		(182)	(3,270)	4,774	(5,789)
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods		(267)	(4,807)	6,324	(6,077)
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(24)	(430)	(260)	(198)
Re-measurements of the net defined benefit liability, net of income taxes	15	(24)	(431)	(907)	153
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods		(48)	(861)	(1,167)	(45)
Total other comprehensive (loss) income, net of income tax		(315)	(5,668)	5,157	(6,122)

Attributable to:
Equity holders of the parent		(312)	(5,609)	5,447	(5,711)
Non-controlling interest		(3)	(59)	(290)	(411)
Total other comprehensive (loss) income, net of income tax		(315)	(5,668)	5,157	(6,122)

Consolidated comprehensive income for the year, net of income tax		$ 1,075	Ps. 19,348	Ps. 29,706	Ps. 14,104

Attributable to:
Equity holders of the parent		$ 1,013	Ps. 18,236	Ps. 29,176	Ps. 13,825
Non-controlling interest		62	1,112	530	279
Consolidated comprehensive income for the year, net of income tax		$ 1,075	Ps. 19,348	Ps. 29,706	Ps. 14,104

(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023
In millions of Mexican pesos ( Ps. )

Note	Common stock	Additional paid-in capital	Retained earnings	Other equity instruments	Valuation of the effective portion of derivative financial instruments	Exchange differences on translation of foreign operations and associates	Remeasurements of the net defined benefit liability	Equity attributable to equity holders of the parent	Non-controlling interest	Total equity
Balances as of January 1, 2023	2,060	45,560	88,664	(2,187)	(120)	(7,680)	(912)	125,385	6,491	131,876
Consolidated net income	—	—	19,536	—	—	—	—	19,536	690	20,226
Other comprehensive (loss) income, net of income tax	—	—	(12)	(96)	(343)	(5,425)	165	(5,711)	(411)	(6,122)
Total comprehensive (loss) income, net of income tax	—	—	19,524	(96)	(343)	(5,425)	165	13,825	279	14,104
Dividends declared	21	—	—	(12,185)	—	—	—	—	(12,185)	(90)	(12,275)
Balances as of December 31, 2023	2,060	45,560	96,003	(2,283)	(463)	(13,105)	(747)	127,025	6,680	133,705
Consolidated net income	—	—	23,729	—	—	—	—	23,729	820	24,549
Other comprehensive (loss) income, net of income tax	—	—	—	(222)	1,410	5,166	(907)	5,447	(290)	5,157
Total comprehensive (loss) income, net of income tax	—	—	23,729	(222)	1,410	5,166	(907)	29,176	530	29,706
Dividends declared	21	—	—	(12,773)	—	—	—	—	(12,773)	(97)	(12,870)
Balances as of December 31, 2024	2,060	45,560	106,959	(2,505)	947	(7,939)	(1,654)	143,428	7,113	150,541
Consolidated net income	—	—	23,845	—	—	—	—	23,845	1,171	25,016
Other comprehensive (loss) income, net of income tax	—	—	—	(528)	(1,395)	(3,255)	(431)	(5,609)	(59)	(5,668)
Total comprehensive (loss) income, net of income tax	—	—	23,845	(528)	(1,395)	(3,255)	(431)	18,236	1,112	19,348
Dividends declared	21	—	—	(15,462)	—	—	—	—	(15,462)	(398)	(15,860)
Balances as of December 31, 2025	Ps.	2,060	Ps.	45,560	Ps.	115,342	Ps.	(3,033)	Ps.	(448)	Ps.	(11,194)	Ps.	(2,085)	Ps.	146,202	Ps.	7,827	Ps.	154,029

The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
In millions of U.S. dollars ($) and in millions of Mexican pesos ( Ps. )

	Note	2025 (1)	2025	2024	2023
OPERATING ACTIVITIES:
Income before income taxes		$ 2,093	Ps. 37,689	Ps. 36,317	Ps. 29,007
Adjustments for:
Non-cash operating expenses		52	938	2,325	79
Depreciation	10	655	11,794	10,221	8,919
Depreciation right-of-use assets	9	56	1,009	921	776
Amortization	11	57	1,035	985	836
Amortization prepaid expenses		50	906	852	887
Gain on sale of long-lived assets, net	18	(16)	(294)	(137)	(94)
Loss on the retirement of long-lived assets	18	24	431	482	186
Loss on the retirement of intangible assets		1	10	50	1
Share of the (profit) of associates and joint ventures accounted for using the equity method, net of income taxes	8	(29)	(531)	(306)	(215)
Interest income		(132)	(2,369)	(3,040)	(3,188)
Interest expense	17	452	8,130	7,532	7,102
Foreign exchange (gain) loss, net		(1)	(20)	(304)	1,046
Non-cash movements in post-employment and other non-current employee benefits obligations		23	411	310	338
Impairment on equity investments		1	13	—	143
Monetary position gain, net		(21)	(383)	(216)	(93)
Market value gain on financial instruments		(23)	(412)	(67)	(169)
Increase / decrease:
Accounts receivable and other current assets		(234)	(4,220)	(2,299)	(1,605)
Other current financial assets		(98)	(1,771)	(1,897)	(573)
Inventories		(33)	(591)	(2,215)	(779)
Suppliers and other accounts payable		(421)	(7,584)	5,146	3,742
Other liabilities		(25)	(451)	(1,132)	403
Employee benefits paid	15	(45)	(805)	(585)	(544)
Other taxes		25	443	(829)	1,384
Income taxes paid		(700)	(12,605)	(9,672)	(5,300)
Net cash flows generated from operating activities		$ 1,709	Ps. 30,773	Ps. 42,442	Ps. 42,289
INVESTING ACTIVITIES:
Interest collected		132	2,369	3,040	3,188
Acquisitions of property, plant and equipment	10	(1,203)	(21,665)	(23,944)	(19,613)
Proceeds from insurance recoveries and sale of long-lived assets (2)		26	465	476	178
Acquisitions of intangible assets	11	(118)	(2,125)	(1,848)	(1,019)
Other non-current assets		19	340	(384)	(1,603)
Dividends received from investments in associates and joint ventures	8	1	23	19	79
Investments in other entities and financial assets		(29)	(514)	(751)	(1,280)
Net cash flows used in investing activities		$ (1,172)	Ps. (21,107)	Ps. (23,392)	Ps. (20,070)
FINANCING ACTIVITIES:
Proceeds from borrowings	17	832	14,988	1,394	151
Repayments of borrowings	17	(174)	(3,141)	(28)	(8,401)
Interest paid		(278)	(5,005)	(4,660)	(4,537)

Dividends paid		(874)	(15,735)	(12,870)	(12,275)
Interest paid on lease liabilities	17	(21)	(375)	(349)	(278)
Payments of leases	17	(50)	(895)	(856)	(690)
Financing instruments		(110)	(1,985)	(2,273)	(322)
Net cash flows used in financing activities		$ (675)	Ps. (12,148)	Ps. (19,642)	Ps. (26,352)
Net decrease in cash and cash equivalents		(138)	(2,482)	(592)	(4,133)
Cash and cash equivalents at the beginning of the period		1,820	32,779	31,060	40,277
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies		(124)	(2,230)	2,311	(5,084)
Cash and cash equivalents at the end of the period		$ 1,559	Ps. 28,067	Ps. 32,779	Ps. 31,060

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2) For the years ended December 31, 2025 and 2024, the Company’s reported amount includes insurance collections of Ps. 83 and Ps. 245, respectively, related to the write-offs of long-lived assets.

The accompanying notes are an integral part of these consolidated statements of cash flows.

Notes to the Consolidated Statements
For the years ended December 31, 2025, 2024 and 2023
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)
Note 1. Activities of the Company
Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities. Coca-Cola FEMSA and its subsidiaries (the “Company”), are mainly engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Brazil, Uruguay, Argentina. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and other beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks, alcoholic beverages and plant-based drinks). In addition, the Company distributes and sells Heineken-owned brand beer products in certain markets, Estrella Galicia and Therezópolis beer products in its Brazilian territories, ABI beer products in Costa Rica and Monster products in all of the countries where the Company operates.
Coca-Cola FEMSA is indirectly owned by Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.2% of its capital stock and 56.0% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 27.8% of its capital stock and 32.9% of its voting shares. The remaining Coca-Cola FEMSA shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (“BMV: KOF UBL”) as series “L” shares which represents 15.6% of our common equity and its American Depositary Shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc (“NYSE: KOF”) as series “B” which represents 9.4% of the Company´s common equity. The address of its registered office and principal place of business is Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Alcaldía Cuajimalpa de Morelos, 05348, Mexico City, Mexico.
As of December 31, 2025 and 2024 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Percentage Owned 2025	Percentage Owned 2024
Propimex, S. de R.L. de C.V.	Distribution	Mexico	100.0%	100.0%
Controladora Interamericana de Bebidas, S. de R. L. de C.V.	Holding	Mexico	100.0%	100.0%
Spal Industria Brasileira de Bebidas, S.A.	Production and distribution	Brazil	84.4%	84.4%
Servicios Refresqueros del Golfo y Bajio, S. de R.L. de C.V.	Production	Mexico	100.0%	100.0%
Embotelladora Mexicana de Bebidas Refrescantes, S. de R.L. de C.V.	Production	Mexico	100.0%	100.0%

Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Ian Marcel Craig García and Chief Financial Officer Gerardo Cruz Celaya. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on March 18, 2026 and by the Shareholders meeting on March 24, 2026. The accompanying consolidated financial statements were approved for issuance in the Company´s annual report on form 20-F by the
Company´s Chief Executive Officer and Chief Financial Officer on April 15, 2026 and subsequent events have been considered through that date (see Note 27).
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
2.2.3 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps. ”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2025 and the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2025 were converted into U.S. dollars at the exchange rate of Ps. 18.0057 per U.S. dollar as published by the Federal Reserve Bank of New York at the last date in 2025 for which information is available. This arithmetic conversion should not be construed a representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate, in addition, numeric figures shown as dollar totals may not be an arithmetic aggregation of preceding figures due to rounding. As of March 13, 2026 (the last date for which information is available before the issuance of these financial statements) such exchange rate was Ps. 17.9437 per U.S. dollar, an appreciation of 0.3% since December 31, 2025.

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

2.3.1.2 Tax, labor and legal contingencies and provisions
The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 24.5. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies, accrues a provision and/ or discloses the relevant circumstances, as appropriate. The Company records a provision if the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

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
2.4 Changes in accounting policies and disclosures
2.4.1 Climate-related matters
The Company considers climate-related matters in estimates and assumptions, where appropriate. This assessment includes a wide range of possible impacts on the Company due to both physical and transition risks. The items and considerations that are most directly impacted by climate-related matters are:

•Useful life of property, plant and equipment. When reviewing the residual values and expected useful lives of assets, the Company considers climate-related matters, that may require significant capital expenditures. See Note 3.12 for further information.

•Impairment of non-financial assets. The value-in-use may be impacted in several different ways by transition risk, even though the Company has concluded that no single climate-related assumption is a key assumption for the 2025 test of impairment of indefinite lived intangible assets, goodwill and other depreciable long lived assets, the Company considered expectations of investments in property, plant and equipment and certain operating expenses associated with technological conversion, climate physical and transition risks and the adoption of low-carbon technologies. See Note 11.

2.4.2 New and amended standards and interpretations
The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

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

In Mexico, the effects of Hurricane Otis in 2023 and Hurricane John in 2024 affected the Company's facilities located in Acapulco, Guerrero. The consequences of these natural disasters included material damage to inventories of raw materials and finished products, as well as to property, plant and equipment and buildings, that needed to be restored. In Brazil, heavy rainfall and flooding in Rio Grande do Sul in 2024 affected the facilities at the Porto Alegre plant, resulting in temporary interruptions in production and distribution, the material damage to inventories of raw materials and finished products as well as to property, plant and equipment and buildings, that needed to be restored.

In both cases, to maintain product supply in the region, operations were restructured, leading to an increase in logistical costs. For both events, insurance claims were activated, and the progress of agreements led to the recognition of recoveries that partially mitigated the economic impacts.

During 2025, the Company continued assessing the remaining effects of these natural events and worked with its insurance providers to resolve and settle all related impacts. Insurance recoveries have been recognized only to the extent that their realization is reasonably certain and in accordance with the progress of negotiations and validations with the insurers. As of year-end, the Company continues to work with the insurance providers toward the resolution and final settlement of the outstanding cases; therefore, any additional recoveries will be recognized in the periods in which the respective agreements are formalized and the applicable accounting recognition criteria are met.

During the years ended December 31, 2025 and 2024, write-offs originated by damaged assets, additional expenses incurred, as well as the insurance recoveries received have been recorded as follows:

	Note	2025 Effects	2024 Effects	Total Effects
Inventories	6	28	613	641
Property, plant & equipment	10	—	1,081	1,081
Additional expense & losses		137	1,612	1,749
Subtotal		165	3,306	3,471
Insurance recovery (1)	18	(1,625)	(1,669)	(3,294)
Total		(1,460)	1,637	177

(1) As of December 31, 2025 and 2024, the outstanding insurance recovery balances amounted to Ps. 1,166 and Ps. 334, respectively, and were presented within “other sundry accounts receivable". The net cash proceeds from insurance recoveries totaled Ps. 814 in 2025, of which Ps. 731 were classified as operating activities and Ps. 83 as investing activities, and Ps. 1,335 in 2024, of which Ps. 1,090 were classified as operating activities and Ps. 245 as investing activities.

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
3.1.1 Acquisitions of non-controlling interests
Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore they are recognized entirely in equity without applying acquisition accounting. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are measured at carrying amount and are recorded in equity as part of additional paid-in capital.
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

Sometimes obtaining control of an acquiree in which equity interest is held immediately before the acquisition date is considered as a business combination achieved in stages also referred to as a step acquisition. The Company re-measures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss. Also, the changes in the value of equity interest in the acquiree are recognized in other comprehensive income are recognized on the same basis as required if the Company had disposed directly of the previously held equity interest.

The Company sometimes obtains control of an acquiree without transferring consideration. The acquisition method of accounting for a business combination applies to those combinations, which may take the following forms:
i.The acquiree repurchases a sufficient number of its own shares for the Company to obtain control.
ii.Minority veto rights that previously kept the Company from controlling an acquiree in which it held the majority voting rights expires.
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

For incorporation into the Company’s consolidated financial statements, each foreign operation, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:
•For hyperinflationary economic environments, the inflation effects of the origin country are recognized pursuant to IAS 29, Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and
•For non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the consolidated income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
		Average Exchange Rate for			Exchange Rate as of December 31,
Country or Zone	Functional currency	2025	2024	2023	2025	2024
Mexico	Mexican peso	1.00	1.00	1.00	1.00	1.00
Guatemala	Quetzal	2.50	2.36	2.27	2.34	2.63
Costa Rica	Colon	0.04	0.04	0.03	0.04	0.04
Panama	Balboa	19.23	18.30	17.77	17.97	20.27
Colombia	Colombian peso	0.005	0.005	0.004	0.005	0.005
Nicaragua	Cordoba	0.53	0.50	0.49	0.49	0.55
Argentina	Argentine peso	0.02	0.02	0.07	0.01	0.02
Brazil	Real	3.44	3.39	3.56	3.27	3.27
Uruguay	Uruguayan peso	0.47	0.45	0.46	0.46	0.46
(1)Exchange rates published by the central bank of each country
3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments and other inflationary economic environments

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

The (“FACPCE”) (Federación Argentina de Consejos Profesionales de Ciencias Económicas) approved on September 29, 2018 and published on October 5, 2018, a resolution which defines, among other things, that the index price to determine the restatement coefficient (Based on a series that applies the (“CPI”) from January with the Wholesale Domestic Price Index (“WDPI) until this date, and computing November and December 2015 using the CPI- of Ciudad del Gran Buenos Aires (“CGBA”) variation).
As of December 31, 2025, 2024, and 2023, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2023-2025	Type of Economy	Cumulative Inflation 2022-2024	Type of Economy	Cumulative Inflation 2021-2023	Type of Economy
Mexico	13.1%	Non-hyperinflationary	17.6%	Non-hyperinflationary	21.1%	Non-hyperinflationary
Guatemala	7.7%	Non-hyperinflationary	15.7%	Non-hyperinflationary	17.3%	Non-hyperinflationary
Costa Rica	(2.2)%	Non-hyperinflationary	6.9%	Non-hyperinflationary	9.5%	Non-hyperinflationary
Panama	1.9%	Non-hyperinflationary	3.8%	Non-hyperinflationary	6.7%	Non-hyperinflationary
Colombia	20.8%	Non-hyperinflationary	30.0%	Non-hyperinflationary	30.6%	Non-hyperinflationary
Nicaragua	11.5%	Non-hyperinflationary	21.2%	Non-hyperinflationary	26.3%	Non-hyperinflationary
Argentina	792.1%	Hyperinflationary	1221.0%	Hyperinflationary	815.6%	Hyperinflationary
Brazil	14.4%	Non-hyperinflationary	16.0%	Non-hyperinflationary	21.8%	Non-hyperinflationary
Uruguay	14.9%	Non-hyperinflationary	20.1%	Non-hyperinflationary	22.9%	Non-hyperinflationary
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
3.6 Financial assets
Financial assets are classified within the following business models depending on Management’s objective: (i "held to maturity to collect contractual cash flows", (ii "held to collect contractual cash flows and sell financial assets" and (iii "Others or held for trading" or as derivatives assigned in hedging instruments with an effective hedge, as appropriate. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

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
3.6.2 Financial assets at fair value with changes in other comprehensive income (“FVOCI”)
A financial asset is measured as FVOCI if it meets the following two conditions and is not designated as FVTPL:
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
The Company assesses annually the reasonableness to determine if there was objective evidence of impairment. Some objective evidence that financial assets were impaired includes:
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

For fair value hedges relating to items carried at amortized cost, change in the fair value of the effective portion of the hedge is recognized first as an adjustment to the carrying value of the hedged item and then any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the effective interest rate (“EIR”) method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or to transfer the liability takes place, either:
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

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract and deducted from the Net sales as consideration payable to customers. During the years ended December 31, 2025, 2024 and 2023, such amortization aggregated to Ps. 259, Ps. 258 and Ps. 304, respectively.

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

After applying the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company determines the impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in other expenses line in the consolidated statements of income.
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
As of December 31, 2025 and 2024 the Company did not have any interests in joint operations.
3.11.3 Investment in Venezuela

The Company accounts for its investment in Venezuela using fair value through OCI using Level 3 inputs. In 2025, the Company recognized a fair value loss on the investment of Ps. 372. As of December 31, 2025, 2024 and 2023 the fair value of Venezuela investment was Ps. 0. and the accumulated losses recognized in the “other equity instruments” amounted for Ps. 2,445, Ps. 2,073 and Ps. 1,777 respectively.
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
The estimated useful lives of the Company’s principal assets are as follows:

	2025	2024
Buildings	20 - 50	20 - 50
Machinery and equipment	5 - 25	5 - 25
Distribution equipment	4 - 14	4 - 14
Refrigeration equipment	7 - 10	7 - 10
Returnable bottles	1.5 - 4	1.5 - 4
Other equipment	3 - 10	3 - 10
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
•Non-returnable: bottles are recorded as expense in the consolidated income statement at the time of the sale of the product.
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
Intangible assets with finite useful lives are amortized and mainly consist of information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives. Expenditures that do not fulfill the requirements for capitalization are recorded as expense as incurred.
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

As of December 31, 2025, the Company had four bottler agreements in Mexico: (i Valley of Mexico territory, which is up for renewal in June 2033, (ii Southeast territory, which is up for renewal in June 2033, (iii Bajio territory, which is up for renewal in May 2035 and (iv Golfo territory, which is up for renewal in May 2035. As of December 31, 2025, the Company had one bottler agreement in Brazil, which is up for renewal in April 2034. As of December 31, 2025, the Company had three bottler agreements in Guatemala, which are up for renewal in April 2028 (two contracts) and March 2035 (one contract).
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
As of December 31, 2025, the Venezuela investee had one bottler agreement, which is up for renewal in August 2026.
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
Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed. That is, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible. For the years ended December 31, 2025, 2024 and 2023 there was no impairment related to goodwill recognized or long lived assets.
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

Profit sharing to employees (“PTU” for its acronym in Spanish) is paid by the Mexican subsidiaries to its eligible employees. PTU is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: i) neither tax losses from prior years nor the PTU paid during the year are deductible; and ii) payments exempt from taxes for the employees are fully deductible in the PTU computation.

The Federal Labor Law establishes a limit on the amount to be paid for profit sharing to employees, which indicates that the amount of PTU assigned to each employee may not exceed the equivalent of three months of the employee’s current salary, or the average PTU received by the employee in the previous three years, whichever is greater. If the PTU determined is less than or equal to this limit, the PTU is determined by applying 10% of the individual company taxable income. If the PTU determined exceeds this limit, the limit would apply and this should be considered the PTU for the period.
3.19 Revenue recognition
The Company recognizes revenue when control of the goods sold or services rendered has been transferred to the customer. Control refers to the ability of the customer to direct and obtain substantially all the transferred product’s benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred product. Coca-Cola FEMSA’s management applies the following considerations to analyze the moment in which the control of the goods sold or the service is transferred to the customer:

•Identify the contract (written, oral or an implied contract in accordance with the customary business practices).
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

All the conditions mentioned above are accomplished normally when the goods are delivered to the customer, usually payment terms vary from 0 to 90 days.
The Company generates revenues from the following activities:
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
•The customer controls the related assets, even if the Company improves them;
•The revenues can be measured reliably; and
•It is probable that economic benefits will flow to the Company.

Sources of Revenue	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Sale of products	Ps. 291,147	Ps. 279,030	Ps. 244,264
Services rendered	80	77	23
Other operating revenues	519	686	801
Revenue from contracts with customers	Ps. 291,746	Ps. 279,793	Ps. 245,088

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
Contracts costs
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
In Mexico, the income tax rate was 30% for 2025, 2024 and 2023, and currently Management has no reason to believe that the tax rate will change in the foreseeable future. The changes in tax rates in Mexico or other countries are disclosed in Note 23.3.
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
3.22 Share-based payments transactions
Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments. Under this stock incentive plan, eligible executive officers and senior management are entitled to receive a special annual bonus in cash, after withholding applicable taxes, to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange. This plan uses the Economic Value Added “EVA” result achieved, and their individual performance as its main evaluation metric. The Company makes a cash contribution to the administrative trust (which is controlled and consolidated by FEMSA) in the amount of the individual executive’s special bonus. The administrative trust then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares or options (as instructed by the Corporate Practices Committee). The acquired shares are deposited in a trust, and the executive officers and senior management can access them one year after they are vested at 33% per year over a three-year period. Seventy percent of the annual executive bonus under the Company’s stock incentive plan must be used to purchase Coca Cola FEMSA’s shares and the remaining thirty percent must be used to purchase FEMSA shares. During the years ended December 31, 2025, 2024 and 2023, no stock options were granted to executives.

This incentive plan is accounted for as equity settled transaction, net of cash contributions made by the Company. The award of equity instruments is granted for a fixed monetary value.

Share-based payments to employees are measured at the fair value of the equity instruments at the grant date and accounted as equity contributions from FEMSA. The cash contributions made by the Company are accounted as reduction to the equity contributions. Any excess of cash contributions made is recorded as a prepaid bonuses in financial asset (See Note 12.1). The fair value determined at the grant date of the share-based payments is recognized as expense based on the graded vesting method over the three-year vesting period.
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

	2025	2024
Cash and bank balances	Ps. 5,807	Ps. 3,300
Cash equivalents (see Note 3.5)	22,260	29,479
Total	Ps. 28,067	Ps. 32,779
Note 5. Trade Receivables, Net

	2025	2024
Trade receivables	Ps. 17,953	Ps. 15,912
The Coca-Cola Company (related party) (See Note 13)	1,219	491
FEMSA and subsidiaries (related parties) (See Note 13)	1,035	867
Loans to employees	51	85
Other sundry accounts receivable (1)	2,603	2,134
Allowance for expected credit losses	(715)	(869)
Total	Ps. 22,146	Ps. 18,620
(1) As of December 31, 2025 and 2024, the outstanding insurance recovery balances amounted to Ps. 1,166 and Ps. 334 respectively.

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
As of December 31, 2025, the Company does not have any individual customer or group of customers that represents more than 10% of total revenues.
Because less than 1.9% of the trade receivables is unrecoverable, the Company does not have any customers classified as “high risk” which would be eligible to have special management conditions for the credit risk. As of December 31, 2025 and 2024, the Company does not have a representative group of customers directly related to the expected credit loss.
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
The carrying value of trade receivables approximates its fair value as of December 31, 2025 and 2024.
The Company recognizes an allowance for expected credit losses at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar credit loss patterns.

5.2 Changes in the allowance for expected credit losses

For the years ended as of December 31, 2025, 2024 and 2023, changes in allowance for expected credit losses are comprised of the following:

	2025	2024	2023
Balance at the beginning of the year	Ps. 869	Ps. 577	Ps. 538
Allowance for the year	84	117	29
Charges and write-offs of uncollectible accounts	(229)	170	23
Effects of changes in foreign exchange rates	(9)	5	(13)
Balance at the end of the year	Ps. 715	Ps. 869	Ps. 577

5.3 Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain marketing and promotional programs through contributions that are recognized as a reduction of selling expenses. For the years ended December 31, 2025, 2024 and 2023 contributions received were Ps. 2,721, Ps. 2,012, and Ps. 2,450, respectively.
Note 6. Inventories

	2025	2024
Finished products	Ps. 6,796	Ps. 7,124
Raw materials	4,508	4,452
Non strategic spare parts	1,695	1,538
Inventories in transit	186	210
Packing materials	410	400
Other	419	335
Total	Ps. 14,014	Ps. 14,059

For the years ended as of December 31, 2025, 2024 and 2023, the Company recognized write-downs of its inventories to net realizable value for Ps. 481, Ps. 660 and Ps. 165, respectively, which include the impacts of the flooding events in Mexico and Brazil, See Note 2.5 for further details.
For the years ended as of December 31, 2025, 2024 and 2023, inventory consumptions included in the consolidated income statement under the cost of goods sold caption are as follows:

	2025	2024	2023
Finished goods and work in progress	Ps. 39,368	Ps. 35,313	Ps. 28,682
Raw materials and packing materials	100,434	96,847	90,919
Total	Ps. 139,802	Ps. 132,160	Ps. 119,601
Note 7. Other Current Assets and Other Current Financial Assets
7.1 Other Current Assets:

	2025	2024
Prepaid expenses	Ps. 1,774	Ps. 1,775
Agreements with customers, net of accumulated amortization	100	132
Others	12	38
Total	Ps. 1,886	Ps. 1,945

Prepaid expenses as of December 31, 2025 and 2024 are as follows:

	2025	2024
Advances to suppliers	Ps. 1,746	Ps. 1,720
Advertising and promotional expenses paid in advance	7	30
Prepaid insurance	21	25
Total	Ps. 1,774	Ps. 1,775
Advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2025, 2024 and 2023, were Ps. 5,372 Ps. 4,827 and Ps. 4,691, respectively.
7.2 Other Current Financial Assets:

	2025	2024
Restricted cash (1)	Ps. 363	Ps. 349
Derivative financial instruments (See Note 19)	254	597
Other (2)	144	—
Total	Ps. 761	Ps. 946
(1)Restricted cash in Brazil is held in U.S. dollars and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.
(2) Includes Ps. 135 of financial instruments held to maturity.
Note 8. Investments in Other Entities
As of December 31, 2025 and 2024 the investment in other entities is comprised of the following:

	2025	2024
Investment in Associates and Joint Ventures	Ps. 10,588	Ps. 10,233
Details of the investment in associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

			Percentage Owned		Carrying Amount
Investee	Principal Activity	Country	2025	2024	2025	2024
Joint ventures:
Planta Nueva Ecología de Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	50.0%	Ps. 1,247	Ps. 1,392
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%	962	818
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	100.0%	50.0%	—	239

Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%	3,871	3,654
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	28.2%	28.2%	3,793	3,466
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	25.1%	25.1%	268	212
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Canned bottling	Mexico	26.5%	26.5%	210	195
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%	79	91
Alimentos de Soja S.A.U.	Beverages	Argentina	10.7%	10.7%	26	48
Others	Various	Various	Various	Various	132	118
Total					Ps. 10,588	Ps. 10,233

Accounting method:
(1) The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

During 2024 the Company made capital contributions to Planta Nueva Ecología de Tabasco S.A. de C.V. for an amount of Ps. 320. There were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2025 the Company received dividends from Dispensadoras de Café, S.A.P.I. de C.V. for an amount of Ps. 23. As Of December 31, 2025, the Company acquired 100% ownership from Dispensadoras de Café, S.A.P.I. de C.V. This transaction did not qualify as a business combination, the net assets in the consolidated financial statements are of Ps. 22

During 2023 the Company received dividends from Promotora Industrial Azucarera, S.A. de C.V. for an amount of Ps. 79.

During 2025 and 2024 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for an amounts of Ps. 167, and Ps. 482, respectively. There were no changes in the ownership percentage.

During 2024 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. for an amount of Ps. 19.

During 2025 and 2023, the Company recognized an impairment on its investment in Alimentos de Soja S.A.U. for an amounts of Ps. 13 and 143, respectively, recognized in the South America segment.
For the years ended December 31, 2025, 2024 and 2023 the equity earnings recognized for associates were Ps. 510, Ps. 294, and Ps. 25, respectively.
For the years ended December 31, 2025, 2024 and 2023 the equity earnings recognized for joint ventures were Ps.21 Ps. 12 and Ps. 190, respectively.

Note 9. Leases

For the years ended as of December 31, 2025 and 2024, the change in the Company’s right-of-use assets, is as follows:

	2025	2024
Balance at beginning of the period	Ps. 2,989	Ps. 2,388
Additions	1,033	1,046
Remeasurements	142	792
Disposals	(567)	(417)
Depreciation	(1,009)	(921)
Hyperinflationary economies effect	4	11
Effects of changes in foreign exchange rates	25	90
Balance at end of the period	Ps. 2,617	Ps. 2,989

As of December 31, 2025 and 2024, the lease liabilities are integrated as follows:

	2025	2024
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps. 831	Ps. 1,175
One to three years	1,437	1,811
More than three years	833	1,294
Total undiscounted lease liabilities on December 31	Ps. 3,101	Ps. 4,280
Lease liabilities included in the statement of financial position on December 31	Ps. 2,903	Ps. 3,184
Current	Ps. 631	Ps. 889
Non-Current	Ps. 2,272	Ps. 2,295

For the years ended as of December 31, 2025 and 2024, the change in the Company’s lease liabilities, is as follows:

	2025	2024
Balance at beginning of the period	Ps. 3,184	Ps. 2,521
Additions	1,033	1,046
Remeasurements	142	792
Disposals	(580)	(417)
Payments	(895)	(856)
Foreign exchange effects	(11)	7
Effects of changes in foreign exchange rates	30	91
Balance at end of the period	Ps. 2,903	Ps. 3,184

The total lease payments during 2025, 2024 and 2023 were Ps. 1,276, Ps. 1,205, and Ps. 968, respectively; out of which, Ps. 381, Ps. 349, and Ps. 278, represented the interest expense reported in the consolidated income statements for the years ended on December 31, 2025, 2024 and 2023, respectively.

The expenses for the low value assets and short-term leases reported in the consolidated income statements recognized in operating expenses for the years ended on December 31, 2025, 2024 and 2023 were Ps. 130, Ps. 238 and Ps. 190, respectively.

As of December 31, 2025, 2024 and 2023 the weighted average incremental borrowing rate was 10.46%, 11.25% and 10.18%, respectively.

Note 10. Property, plant & equipment

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2023	Ps. 5,452	Ps. 20,247	Ps. 44,580	Ps. 21,866	Ps. 22,969	Ps. 10,403	Ps. 897	Ps. 1,413	Ps. 127,827
Additions (1)	1	27	211	855	2,782	15,939	—	297	20,112
Transfer of completed projects in progress	72	1,506	5,415	2,346	2,110	(11,109)	(331)	(9)	—
Disposals	(8)	(44)	(1,071)	(1,245)	(270)	(2)	—	(3)	(2,643)
Effects of changes in foreign exchange rates	(475)	(1,908)	(4,788)	(1,298)	(2,155)	(550)	(51)	(116)	(11,341)
Changes in value on the recognition of inflation effects	177	592	1,895	400	655	128	—	—	3,847
Cost as of December 31, 2023	Ps. 5,219	Ps. 20,420	Ps. 46,242	Ps. 22,924	Ps. 26,091	Ps. 14,809	Ps. 515	Ps. 1,582	Ps. 137,802

Cost as of January 1, 2024	Ps. 5,219	Ps. 20,420	Ps. 46,242	Ps. 22,924	Ps. 26,091	Ps. 14,809	Ps. 515	Ps. 1,582	Ps. 137,802
Additions (1)	492	644	646	1,670	2,619	21,023	7	346	27,447
Transfer of completed projects in progress	360	995	7,753	1,565	2,215	(12,897)	7	2	—
Disposals (2)	(8)	(82)	(1,591)	(1,042)	(455)	—	(17)	(186)	(3,381)
Effects of changes in foreign exchange rates	100	234	840	485	1,112	289	(1)	(16)	3,043
Changes in value on the recognition of inflation effects	278	978	3,141	813	1,325	188	—	—	6,723
Cost as of December 31, 2024	Ps. 6,441	Ps. 23,189	Ps. 57,031	Ps. 26,415	Ps. 32,907	Ps. 23,412	Ps. 511	Ps. 1,728	Ps. 171,634

Cost as of January 1, 2025	Ps. 6,441	Ps. 23,189	Ps. 57,031	Ps. 26,415	Ps. 32,907	Ps. 23,412	Ps. 511	Ps. 1,728	Ps. 171,634
Additions (1)	—	209	742	2,780	1,934	18,688	15	449	24,817
Transfer of completed projects in progress	116	3,882	12,553	899	1,921	(19,253)	37	2	157
Disposals	(61)	(63)	(1,578)	(1,825)	(1,706)	(21)	(6)	(42)	(5,302)
Effects of changes in foreign exchange rates	(285)	(987)	(2,935)	(924)	(1,753)	(1,130)	(6)	(39)	(8,059)
Changes in value on the recognition of inflation effects	115	401	1,241	302	501	(5)	—	—	2,555
Cost as of December 31, 2025	Ps. 6,326	Ps. 26,631	Ps. 67,054	Ps. 27,647	Ps. 33,804	Ps. 21,691	Ps. 551	Ps. 2,098	Ps. 185,802

(1) Total includes Ps. 3,152, Ps. 3,503 and Ps. 499 outstanding payment to suppliers, as of December 31, 2025, 2024 and 2023, respectively.
(2) This amount includes write-off for damaged assets. For more information see note 2.5

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2023	Ps. —	Ps. (6,043)	Ps. (22,267)	Ps. (12,295)	Ps. (15,075)	Ps. —	Ps. (392)	Ps. (550)	Ps. (56,622)
Depreciation for the year	—	(555)	(3,101)	(1,844)	(3,256)	—	(15)	(148)	(8,919)
Disposals	—	26	825	1,260	261	—	—	1	2,373
Effects of changes in foreign exchange rates	—	640	3,087	793	1,783	—	117	114	6,534
Changes in value on the recognition of inflation effects	—	(218)	(1,264)	(291)	(649)	—	(2)	(14)	(2,438)
Accumulated depreciation as of December 31, 2023	Ps. —	Ps. (6,150)	Ps. (22,720)	Ps. (12,377)	Ps. (16,936)	Ps. —	Ps. (292)	Ps. (597)	Ps. (59,072)

Accumulated depreciation as of January 1, 2024	Ps. —	Ps. (6,150)	Ps. (22,720)	Ps. (12,377)	Ps. (16,936)	Ps. —	Ps. (292)	Ps. (597)	Ps. (59,072)
Depreciation for the year	—	(584)	(3,538)	(2,029)	(3,878)	—	(12)	(180)	(10,221)
Disposals	—	67	1,233	940	365	—	14	185	2,804
Effects of changes in foreign exchange rates	—	(183)	(281)	(316)	(818)	—	—	(13)	(1,611)
Changes in value on the recognition of inflation effects	—	(382)	(2,105)	(494)	(1,122)	—	(6)	(44)	(4,153)
Accumulated depreciation as of December 31, 2024	Ps. —	Ps. (7,232)	Ps. (27,411)	Ps. (14,276)	Ps. (22,389)	Ps. —	Ps. (296)	Ps. (649)	Ps. (72,253)

Accumulated depreciation as of January 1, 2025	Ps. —	Ps. (7,232)	Ps. (27,411)	Ps. (14,276)	Ps. (22,389)	Ps. —	Ps. (296)	Ps. (649)	Ps. (72,253)
Depreciation for the year	—	(650)	(4,077)	(2,381)	(4,356)	—	(35)	(295)	(11,794)
Disposals	—	31	1,186	1,637	1,698	—	4	23	4,579
Effects of changes in foreign exchange rates	—	407	1,983	531	1,433	—	8	43	4,405
Changes in value on the recognition of inflation effects	—	(153)	(831)	(185)	(440)	—	—	—	(1,609)
Accumulated depreciation as of December 31, 2025	Ps. —	Ps. (7,597)	Ps. (29,150)	Ps. (14,674)	Ps. (24,054)	Ps. —	Ps. (319)	Ps. (878)	Ps. (76,672)

Carrying Amount	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
As of December 31, 2023	Ps. 5,219	Ps. 14,270	Ps. 23,522	Ps. 10,547	Ps. 9,155	Ps. 14,809	Ps. 223	Ps. 985	Ps. 78,730
As of December 31, 2024	Ps. 6,441	Ps. 15,957	Ps. 29,620	Ps. 12,139	Ps. 10,518	Ps. 23,412	Ps. 215	Ps. 1,079	Ps. 99,381
As of December 31, 2025	Ps. 6,326	Ps. 19,034	Ps. 37,904	Ps. 12,973	Ps. 9,750	Ps. 21,691	Ps. 232	Ps. 1,220	Ps. 109,130

Note 11. Intangible Assets

Cost	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Cost as of January 1, 2023	Ps. 76,499	Ps. 23,258	Ps. 1,042	Ps. 6,262	Ps. 1,342	Ps. 1,209	Ps. 109,612
Additions (1)	—	—	4	385	963	25	1,377
Transfer	(224)	—	224	307	(708)	401	—
Disposals	—	(2)	—	(1)	—	(61)	(64)
Effect of movements in exchange rates	(1,568)	(916)	44	(77)	(30)	(158)	(2,705)
Changes in value on the recognition of inflation effects	—	—	—	—	—	70	70
Cost as of December 31, 2023	Ps. 74,707	Ps. 22,340	Ps. 1,314	Ps. 6,876	Ps. 1,567	Ps. 1,486	Ps. 108,290

Cost as of January 1, 2024	Ps. 74,707	Ps. 22,340	Ps. 1,314	Ps. 6,876	Ps. 1,567	Ps. 1,486	Ps. 108,290
Additions (1)	—	—	30	223	1,224	628	2,105
Transfer	—	—	—	637	(835)	198	—
Disposals	—	—	(50)	(21)	—	—	(71)
Effect of movements in exchange rates	(85)	(328)	15	39	3	25	(331)
Changes in value on the recognition of inflation effects (2)	—	—	—	256	(5)	(118)	133
Cost as of December 31, 2024	Ps. 74,622	Ps. 22,012	Ps. 1,309	Ps. 8,010	Ps. 1,954	Ps. 2,219	Ps. 110,126

Cost as of January 1, 2025	Ps. 74,622	Ps. 22,012	Ps. 1,309	Ps. 8,010	Ps. 1,954	Ps. 2,219	Ps. 110,126
Additions (1)	—	—	—	18	2,103	120	2,241
Transfer	—	—	—	45	(1,402)	1,200	(157)
Disposals	—	—	(10)	(1)	—	(1)	(12)
Effect of movements in exchange rates	(402)	(156)	24	(137)	(14)	(19)	(704)
Changes in value on the recognition of inflation effects	—	—	—	54	—	—	54
Cost as of December 31, 2025	Ps. 74,220	Ps. 21,856	Ps. 1,323	Ps. 7,989	Ps. 2,641	Ps. 3,519	Ps. 111,548

Accumulated amortization	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Accumulated amortization as of January 1, 2023	Ps. (745)	Ps. —	Ps. —	Ps. (4,691)	Ps. —	Ps. (1,054)	Ps. (6,490)
Amortization expense	—	—	—	(518)	—	(318)	(836)
Disposals	—	—	—	—	—	59	59

Effect of movements in exchange rate	—	—	—	205	—	12	217
Changes in value on the recognition of inflation effects	—	—	—	(78)	—	—	(78)
Accumulated amortization as of December 31, 2023	Ps. (745)	Ps. —	Ps. —	Ps. (5,082)	Ps. —	Ps. (1,301)	Ps. (7,128)

Accumulated amortization as of January 1, 2024	(745)	—	—	(5,082)	—	(1,301)	(7,128)
Amortization expense	—	—	—	(778)	—	(207)	(985)
Disposals	—	—	—	21	—	—	21
Effect of movements in exchange rate	—	—	—	(68)	—	39	(29)
Changes in value on the recognition of inflation effects	—	—	—	(129)	—	—	(129)
Accumulated amortization as of December 31, 2024	Ps. (745)	Ps. —	Ps. —	Ps. (6,036)	Ps. —	Ps. (1,469)	Ps. (8,250)

Accumulated amortization as of January 1, 2025	(745)	—	—	(6,036)	—	(1,469)	(8,250)
Amortization expense	—	—	—	(342)	—	(693)	(1,035)
Disposals	—	—	—	1	—	1	2
Effect of movements in exchange rate	—	—	—	132	—	8	140
Changes in value on the recognition of inflation effects	—	—	—	(49)	—	—	(49)
Accumulated amortization as of December 31, 2025	Ps. (745)	Ps. —	Ps. —	Ps. (6,294)	Ps. —	Ps. (2,153)	Ps. (9,192)

Balance as of December 31, 2023	Ps. 73,962	Ps. 22,340	Ps. 1,314	Ps. 1,794	Ps. 1,567	Ps. 185	Ps. 101,162
Balance as of December 31, 2024	Ps. 73,877	Ps. 22,012	Ps. 1,309	Ps. 1,974	Ps. 1,954	Ps. 750	Ps. 101,876
Balance as of December 31, 2025	Ps. 73,475	Ps. 21,856	Ps. 1,323	Ps. 1,695	Ps. 2,641	Ps. 1,366	Ps. 102,356

(1) Total includes Ps. 116, Ps. 257 and Ps. 359 outstanding payment to suppliers, as of December 31, 2025, 2024 and 2023, respectively.
(2) Until closing of 2023, the changes in value on the recognition of inflation effects were recognized in other amortizable.

The Company’s intangible assets such as technology costs and management systems are subject to amortization with a range in useful lives from 3 to 12 years.
For the year ended December 31, 2025, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 19, Ps.145 and Ps. 871, respectively.
For the year ended December 31, 2024, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 17, Ps.147 and Ps.821, respectively.
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
The aggregate carrying amounts of goodwill, distribution rights, and other indefinite lived intangible assets allocated to each CGU are as follows:

	2025	2024
Mexico	Ps. 56,971	Ps. 57,689
Guatemala	1,608	1,695
Nicaragua	371	404
Costa Rica	1,580	1,439
Panama	1,086	1,170
Colombia	4,227	3,638
Brazil	27,996	28,199
Argentina	422	512
Uruguay	2,393	2,452
Total	Ps. 96,654	Ps. 97,198

The foregoing forecasts were projected based on actual operating results and the five- year business plan that reflect the most likely outcomes based on the current conditions of each Cash-Generating Unit (“CGU”), including macroeconomic factors. Sustainability- and climate-related risks and opportunities are incorporated into long range planning cash flows. The Company allocates resources to sustainability- and climate-related strategic initiatives through financial planning, investment prioritization, and disciplined operational execution, designed to support the implementation and continuity of its climate and sustainability strategy while strengthening business resilience across multiple time horizons. However, these forecasts may differ from actual results as time progresses. The value in use of CGUs is determined using discounted cash flows, with key assumptions including volume, long-term inflation, and the weighted average cost of capital (“WACC”). The discount rate, calculated using the WACC for each CGU, incorporates market risks, time value of money, and specific asset risks not captured in the cash flows. The WACC considers both debt and equity costs, with the cost of equity based on investor returns and the cost of debt reflecting the Company’s obligations. Market participant assumptions, including growth rates and competitive positioning, are used to estimate future performance.

The key assumptions by CGU for impairment test as of December 31, 2025 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2026-2030	Expected Volume Growth Rates 2026-2030
Mexico	8.8%	6.2%	3.9%	5.0%
Brazil	11.4%	7.2%	3.9%	3.3%
Colombia	10.5%	7.9%	3.4%	3.5%
Argentina	16.8%	11.8%	10.1%	5.2%
Guatemala	8.8%	6.8%	3.8%	7.3%
Costa Rica	10.8%	7.9%	2.3%	6.1%
Nicaragua	21.6%	14.1%	3.3%	6.2%
Panama	11.3%	8.6%	1.0%	5.6%
Uruguay	9.0%	6.8%	4.5%	4.5%

The key assumptions by CGU for impairment test as of December 31, 2024 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2025-2029	Expected Volume Growth Rates 2025-2029
Mexico	9.0%	6.3%	4.1%	5.4%
Brazil	10.9%	6.8%	3.6%	4.1%
Colombia	12.0%	7.9%	3.1%	6.6%
Argentina	16.0%	12.0%	35.1%	4.5%
Guatemala	9.5%	7.2%	4.0%	11.9%
Costa Rica	12.0%	8.5%	2.8%	6.6%
Nicaragua	23.0%	13.1%	3.5%	6.5%
Panama	11.7%	9.1%	1.8%	6.3%
Uruguay	9.5%	7.1%	5.1%	4.2%

Sensitivity to Changes in Assumptions
As of December 31, 2025, the Company performed impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

Goodwill, Distribution Rights and Other indefinite lived intangible assets

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.6p.p	-1.0%	Passes by 3.7x
Brazil	+0.9p.p	-1.0%	Passes by 1.8x
Colombia	+1.2p.p	-1.0%	Passes by 3.2x
Argentina	+2.3p.p	-1.0%	Passes by 3.7x
Guatemala	+0.7p.p	-1.0%	Passes by 5.7x
Costa Rica	+0.7p.p	-1.0%	Passes by 4.6x
Nicaragua	+3.4p.p	-1.0%	Passes by 1.4x
Panama	+0.9p.p	-1.0%	Passes by 2.1x
Uruguay	+0.2p.p	-1.0%	Passes by 3.4x
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

	2025	2024
Advances to acquire property, plant and equipment	Ps. 1,418	Ps. 1,744
Non-current prepaid advertising expenses	175	228
Guarantee deposits (1)	884	917
Prepaid bonuses	427	451
Shared based payment in excess of capital contribution (See Note 3.22 and Note 16.2)	414	414
Indemnifiable contingencies from business combinations (2)	512	714
Recoverable tax	912	860
Other	153	136
Total	Ps. 4,895	Ps. 5,464
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
12.2 Other Non-Current Financial Assets:

	2025	2024
Long-term notes receivable (1)	Ps. 1,950	Ps. 2,000
Derivative financial instruments (See Note 19)	1,628	4,702
Total	Ps. 3,578	Ps. 6,702
(1) The amount includes tax credit recovery from a former shareholder and the offsetting party is recorded as an Other non-current financial liabilities. See Note 18 and Note 24.4

Long-term notes receivable are held to maturity and derivative financial instruments are recognized at fair value.

Note 13. Balances and Transactions with Related Parties and Affiliated Companies
The consolidated statements of financial position and income include the following balances and transactions with related parties and affiliated companies:

	2025	2024
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and its subsidiaries (See Note 5) (1) (3)	Ps. 1,035	Ps. 867
Due from The Coca-Cola Company (See Note 5) (1)	1,219	491
Total	Ps. 2,254	Ps. 1,358

	2025	2024
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and its subsidiaries (2) (3)	Ps. 436	Ps. 654
Due to The Coca-Cola Company (2)	835	784
Other payables (2)	535	400
Total	Ps. 1,806	Ps. 1,838

(1) Presented within trade receivables
(2) Recorded within accounts payable and suppliers
(3) Parent

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2025, 2024 and 2023, there was no expense resulting from the uncollectibility of balances due from related parties.
Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2025	2024	2023
Income:
Sales to affiliated parties	Ps. 10,467	Ps. 10,185	Ps. 8,459
Expenses:
Purchases and other expenses from FEMSA	2,970	7,196	9,547
Purchases of concentrate from The Coca-Cola Company	51,740	54,502	46,461
Advertisement expenses paid to The Coca-Cola Company	980	948	869
Purchases from Jugos del Valle	7,899	4,763	3,718
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V.	2,198	2,718	2,841
Purchase of sugar from Beta San Miguel	286	722	917
Purchase of canned products from Industria Envasadora de Queretaro, S.A. de C.V...	1,011	989	843
Purchase of inventories from Fountain Agua Mineral Ltda	2,730	1,143	638
Purchase of inventories from Leao Alimentos e Bebidas, LTDA	—	112	181
Purchase of resine from Industria Mexicana de Reciclaje, S.A. de C.V.	401	356	458
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C.	—	—	1
Donations to Fundación Femsa, A.C.	—	—	285
The aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2025	2024	2023
Current compensation and employee benefits	Ps. 1,385	Ps. 1,159	Ps. 1,091
Termination benefits	29	5	539
Shared based payments (See Note 16.2)	407	369	319
Note 14. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2025 and 2024, assets and liabilities denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2025
U.S. dollars	Ps. 15,111	Ps. 74	Ps. 5,339	Ps. 49,133
Euros	—	—	417	—
As of December 31, 2024
U.S. dollars	10,472	80	6,480	45,431
Euros	—	—	312	—
For the years ended December 31, 2025, 2024 and 2023 transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2025 U.S. dollars	Ps. 1,391	Ps. 21,135	Ps. 1,605	Ps. 3,327
Year ended December 31, 2024 U.S. dollars	1,882	24,065	1,383	4,941
Year ended December 31, 2023 U.S. dollars	1,468	18,075	1,257	4,065

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
15.1 Assumptions
The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. In Mexico, actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions:

Mexico	2025	2024	2023
Financial:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	9.5%	10.5%	10.2%
Salary increase: (Non-Union/Union)	4.7%	4.8%	4.8%
Future pension increase	3.8%	3.8%	3.8%
Biometric:
Mortality	EMSSA 2009	EMSSA 2009 (1)	EMSSA 2009 (1)
Disability	IMSS 97 (2)	IMSS 97 (2)	IMSS 97 (2)
Normal retirement age	60 years	60 years	60 years
Rest of employee turnover	BMAR2007 (3)	BMAR2007 (3)	BMAR2007 (3)
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

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2026	Ps. 622	Ps. 117
2027	346	82
2028	326	92
2029	346	101
2030	330	113
2031-2034	2,743	675

15.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2025	2024
Pension and Retirement Plans:
Vested benefit obligation	Ps. 943	Ps. 978
Non-vested benefit obligation	2,694	2,506
Accumulated benefit obligation	3,637	3,484
Excess of projected defined benefit obligation over accumulated benefit obligation	1,939	1,600
Defined benefit obligation	5,576	5,084
Pension plan funds at fair value	(1,514)	(1,429)
Net defined benefit liability	Ps. 4,062	Ps. 3,655

Seniority Premiums:
Vested benefit obligation	Ps. 602	Ps. 500
Non-vested benefit obligation	449	445
Accumulated benefit obligation	1,051	945
Excess of projected defined benefit obligation over accumulated benefit obligation	681	393
Defined benefit obligation	1,732	1,338
Seniority premium plan funds at fair value	(260)	(126)
Net defined benefit liability	Ps. 1,472	Ps. 1,212
Total post-employment and other non-current employee benefits	Ps. 5,534	Ps. 4,867

In 2025, the actuarial valuation incorporates the operations of Panama and Argentina, integrating their respective obligations, assumptions, and projections into the consolidated actuarial valuation.
15.3 Trust assets
Trust assets consist of fixed and variable return financial instruments recorded at fair value, which are invested as follows:

Type of instrument	2025	2024
Fixed return:
Traded securities	25%	19%
Life annuities	15%	17%
Bank instruments	6%	5%
Federal government instruments	36%	42%
Variable return:
Publicly traded shares	18%	17%
Total	100%	100%
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
As of December 31, 2025 and 2024, the average duration of the Pension and Retirement Plan was of 18.7 years and 18.7 years, respectively; and the average duration of the Seniority Premiums Plan was of 16.8 years and 16.3 years, respectively.
During the years ended December 31, 2025, 2024 and 2023, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during 2026.
15.4 Amounts recognized in the consolidated income statements and the consolidated statements of changes in equity

	Consolidated income statement				Accumulated OCI
2025	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 284	Ps. 40	Ps. (49)	Ps. 269	Ps. 1,467
Seniority premiums	137	2	(3)	122	618
Total	Ps. 421	Ps. 42	Ps. (52)	Ps. 391	Ps. 2,085
	Consolidated Income statement				Accumulated OCI
2024	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 235	Ps. 93	Ps. (107)	Ps. 224	Ps. 1,299
Seniority premiums	96	39	(8)	81	355
Total	Ps. 331	Ps. 132	Ps. (115)	Ps. 305	Ps. 1,654
	Consolidated Income statement				Accumulated OCI
2023	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 233	Ps. 155	Ps. (126)	Ps. 222	Ps. 625
Seniority premiums	87	8	(7)	75	122
Total	Ps. 320	Ps. 163	Ps. (133)	Ps. 297	Ps. 747

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2025	2024	2023
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps. 1,654	Ps. 747	Ps. 912
Recognized during the year (obligation liability and plan assets)	482	931	101
Actuarial (gains) losses arising from changes in financial assumptions	137	(185)	(148)
Actuarial gains arising from changes in demographic assumptions	—	—	(5)
Foreign exchange rate valuation (gain) loss	(188)	161	(101)
Effect on settlement	—	—	(12)
Total remeasurement recognized during the year	431	907	(165)
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps. 2,085	Ps. 1,654	Ps. 747
Remeasurements of the net defined benefit liability include the following:
•    The return on plan assets, excluding amounts included in net interest expense.
•    Actuarial gains and losses arising from changes in demographic assumptions.

•    Actuarial gains and losses arising from changes in financial assumptions.
15.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2025	2024	2023
Pension and Retirement Plans:
Balance at beginning of year	Ps. 5,084	Ps. 4,028	Ps. 4,199
Current service cost	284	235	233
Effect of curtailment	(50)	(108)	(144)
Interest expense	419	361	346
Actuarial (gains) or losses	492	726	(214)
Foreign exchange (gain) loss	(177)	203	(151)
Benefits paid	(534)	(462)	(378)
Past service cost	39	101	137
Recovery of insured benefits	19	—	—
Balance at end of year	Ps. 5,576	Ps. 5,084	Ps. 4,028

Seniority Premiums:
Balance at beginning of year	Ps. 1,338	Ps. 958	Ps. 926
Current service cost	137	96	87
Effect of curtailment	(10)	(8)	(14)
Interest expense	134	97	88
Actuarial (gains) or losses	268	339	29
Benefits paid	(271)	(183)	(166)
Past service cost	3	39	8
Plan ammendments	133	—	—
Balance at end of year	Ps. 1,732	Ps. 1,338	Ps. 958

15.6 Changes in the balance of trust assets

	2025	2024	2023
Pension and retirement plans:
Balance at beginning of year	Ps. 1,429	Ps. 1,303	Ps. 1,288
Actual return on trust assets	85	142	41
Foreign exchange gain	—	6	(4)
Life annuities	—	(22)	9
Plan amendments	—	—	(31)
Balance at end of year	Ps. 1,514	Ps. 1,429	Ps. 1,303

Seniority premiums
Balance at beginning of year	Ps. 126	Ps. 123	Ps. 128
Actual return on trust assets	134	3	(5)
Balance at end of year	Ps. 260	Ps. 126	Ps. 123

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

The following table presents the impact in absolute terms of a variation of 1.0% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans for post-employment and other non-current employee benefits. The sensitivity of this 1.0% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and yield curve projections of long-term Mexican government bonds - CETES:

+1.0%			Consolidated income statement		Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 273	Ps. 35	Ps. (46)	Ps. 245	Ps. 1,868
Seniority premiums	Ps. 120	Ps. 2	Ps. (2)	Ps. 111	Ps. 693
Total	Ps. 393	Ps. 37	Ps. (48)	Ps. 356	Ps. 2,561
Expected salary increase	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 310	Ps. 40	Ps. (54)	Ps. 309	Ps. 2,087
Seniority premiums	Ps. 135	Ps. 2	Ps. (3)	Ps. 125	Ps. 770
Total	Ps. 445	Ps. 42	Ps. (57)	Ps. 434	Ps. 2,857

- 1.0%			Consolidated income statement		Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 293	Ps. 40	Ps. (54)	Ps. 295	Ps. 2,109
Seniority premiums	Ps. 137	Ps. 2	Ps. (3)	Ps. 135	Ps. 819
Total	Ps. 430	Ps. 42	Ps. (57)	Ps. 430	Ps. 2,928
Expected salary increase	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 265	Ps. 35	Ps. (46)	Ps. 247	Ps. 1,884
Seniority premiums	Ps. 121	Ps. 2	Ps. (3)	Ps. 118	Ps. 732
Total	Ps. 386	Ps. 37	Ps. (49)	Ps. 365	Ps. 2,616

15.8 Employee benefits expense
For the years ended December 31, 2025, 2024 and 2023, employee benefits expenses recognized in the consolidated income statements are as follows:

	2025	2024	2023
Included in cost of goods sold:
Wages and salaries	Ps. 6,456	Ps. 6,100	Ps. 5,204
Social security costs	2,161	1,989	1,628
Employee profit sharing	200	242	139
Pension and seniority premium costs (See Note 15.4)	38	22	24
Share-based payment expense (See Note 16.2)	5	1	8
Included in selling expenses:
Wages and salaries	25,397	23,389	20,090
Social security costs	7,776	7,079	5,912
Employee profit sharing	1,410	1,315	756
Pension and seniority premium costs (See Note 15.4)	287	223	232
Share-based payment expense (See Note 16.2)	56	65	—
Included in administrative expenses:
Wages and salaries	4,445	4,213	3,090
Social security costs	1,034	913	750
Employee profit sharing	337	92	164
Pension and seniority premium costs (See Note 15.4)	86	65	95
Share-based payment expense (See Note 16.2)	346	302	311
Total employee benefits expense	Ps. 50,034	Ps. 46,010	Ps. 38,403
Note 16. Bonus Programs
16.1 Quantitative and qualitative objectives
The bonus program for executives is based on achieving certain goals established annually by management and directors, which include quantitative and qualitative objectives and special projects.
Starting in 2023, the quantitative objective is based on a combination on certain EBIT and working capital objectives for each entity and the EBIT and working capital generated by FEMSA, the Parent Company. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.
The bonus amounts are determined based on each eligible participant considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.
The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recognized in the consolidated income statement in the year earned and are paid in cash the following year. During the years ended December 31, 2025, 2024 and 2023 the bonus expense recorded amounted to Ps. 1,395, Ps. 1,611 and Ps. 964, respectively.
16.2 Share-based payment bonus plan
The Company has a stock incentive plan for the benefit of its senior executives. This plan uses the EVA as its main evaluation metric. Under the EVA stock incentive plan, eligible executives are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. Fifty percent of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. During the years ended December 31, 2025, 2024 and 2023, no stock options were granted to executives.
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

Coca-Cola FEMSA accounts for its share-based payment bonus plan as an equity-settled share-based payment transaction, since it is its parent company, FEMSA, who ultimately grants and settles these obligations with shares to the executives.
At December 31, 2025 the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2021	780,524	1,197,820	2021-2023
2022	856,664	1,289,204	2022-2024
2023	926,288	1,134,810	2023-2025
2024	646,583	888,512	2024-2026
2025	754,907	838,996	2025-2027
Total	3,964,966	5,349,342
For the years ended December 31, 2025, 2024 and 2023, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 407, Ps. 369 and Ps. 319, respectively.
As of December 31, 2025 and 2024, the asset related to the excess of the contributions paid by the Company in comparison to the equity contribution from FEMSA is recorded by the Company in its consolidated statements of financial position amounted to Ps. 414 and Ps. 414 respectively, these amounts have been fully contributed to the trust. See Note 12.

Note 17. Bank Loans and Notes Payables

Expressed in millions of Mexican pesos.	2026	2027	2028	2029	2030	2031 and following years	Carrying value as of December 31, 2025	Fair value as of December 31, 2025	Carrying value as of December 31, 2024

Short- term debt:
Fixed rate debt:
Colombian pesos
Bank loans	—	—	—	—	—	—	—	—	345
Interest rate (1)	—%	—%	—%	—%	—%	—%	—%		10.40%
Argentine pesos
Bank loans	634	—	—	—	—	—	634	634	638
Interest rate (1)	36.22%	—%	—%	—%	—%	—%	36.22%		50.11%
Uruguayan pesos
Bank loans	—	—	—	—	—	—	—	—	46
Interest rate (1)	—%	—%	—%	—%	—%	—%	—%		10.75%
Subtotal	634	—	—	—	—	—	634	634	1,029
Variable rate debt:
Mexican pesos
Bank loans	3,000	—	—	—	—	—	3,000	3,000	—
Interest rate (1)	7.72%	—%	—%	—%	—%	—%	7.72%
Colombian pesos
Bank loans	398	—	—	—	—	—	398	398	414
Interest rate (1)	10.53%	—%	—%	—%	—%	—%	10.53%		10.36%
Short- term debt	4,032	—	—	—	—	—	4,032	4,032	1,443

Long- Term Debt:
Fixed rate debt:

U.S. Dollar
Yankee bond (2)	—	—	—	—	18,576	29,308	47,885	46,069	43,504
Interest rate (1)	—%	—%	—%	—%	2.75%	3.86%	3.43%		3.06%
Bank loans	—	—	—	—	—	—	—	—	138
Interest rate (1)	—%	—%	—%	—%	—%	—%	—%		6.73%
Mexican pesos
Senior notes	—	8,497	9,959	5,494	—	—	23,949	23,952	23,948
Interest rate (1)	—%	7.87%	7.36%	9.95%	—%	—%	8.13%		8.13%
Colombian pesos
Bank loans	359	—	—	—	—	—	359	359	—
Interest rate (1)	9.94%	—%	—%	—%	—%	—%	9.94%
Subtotal	359	8,497	9,959	5,494	18,576	29,308	72,193	70,380	67,590
Variable rate debt:
U.S. Dollar
Mexican pesos
Senior notes	2,934	—	—	—	—	—	2,934	2,934	4,655
Interest rate (1)	7.58%	—%	—%	—%	—%	—%	7.58%		10.48%
Colombian pesos
Bank loans	616	—	—	—	—	—	616	616	—
Interest rate (1)	10.46%	—%	—%	—%	—%	—%	10.46%
Brazilian reais
Bank loans	3	—	—	—	—	—	3	3	9
Interest rate (1)	8.81%	—%	—%	—%	—%	—%	8.81%		9.08%
Notes payable	—	—	—	—	—	—	—	—
Interest rate (1)	—%	—%	—%	—%	—%	—%	—%
Subtotal	3,553	—	—	—	—	—	3,553	3,553	4,663
Long term debt	3,912	8,497	9,959	5,494	18,576	29,308	75,746	73,933	72,254
Current portion of long term debt	3,912	—	—	—	—	—	3,912	—	1,871
Long- term debt	—	8,497	9,959	5,494	18,576	29,308	71,834	73,933	70,383
(1) All interest rates shown in this table are weighted average contractual annual rates.
(2) Interest rate derivatives that have been designated as fair value hedge relationships have been used by the Company to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “market value gain (loss) in financial instruments” in the period in which they occur. The Company has been applying fair value hedging to the hedged portion of the Senior Notes of US$705, which are linked to an interest rate swap. The hedging gain or loss adjusts the carrying amount of the hedged item and is be recognized in the consolidated income statements under “market value gain (loss) in financial instruments”. For the years ended on December 31, 2025, and 2024, the Company recorded in the consolidated income statements a loss of Ps. 544 and a gain of Ps. 383, respectively. As of December 31, 2025, and 2024 the carrying value of the Senior Note of US$705 is being reduced by an amount of Ps. 1,115 and 1,659 respectively, stemming from the impacts of fair value hedging.

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2025 and 2024, which is considered to be level 1 in the fair value hierarchy.

For the years ended December 31, 2025, 2024 and 2023, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2025	2024	2023
Interest on debts and borrowings	Ps. 4,697	Ps. 4,361	Ps. 4,215
Finance charges for employee benefits (See Note 15.4)	391	305	297
Derivative instruments (Interest)	2,307	2,147	2,086
Interest expense for leases (See Note 9)	381	349	278
Finance operating charges	354	370	226
Total	Ps. 8,130	Ps. 7,532	Ps. 7,102

The Company has the following debt bonds: a) registered with the Mexican stock exchange: (i) Ps. 8,500 (nominal amount) with a maturity date in 2027 and fixed interest rate of 7.87%, (ii) Ps. 3,000 (nominal amount) with a maturity date in 2028 and fixed interest rate of 7.35%, (iii) Ps. 6,965 (nominal amount) on a Sustainability-Linked Bond (“SLB”) with a maturity date in 2028 and fixed rate of 7.36%, (iv) Ps. 2,435 (nominal amount) on an SLB with a maturity date in 2026 and floating rate of TIIE + 0.05%, (v) Ps.5,500 (nominal amount) with a maturity date in 2029 and a fixed rate of 9.95% and (vi) Ps. 500 (nominal amount) with a maturity date in 2026 and a floating rate of TIIE + 0.05% and b) registered with the SEC: (i) Senior notes of US. $ 1,041 with interest at a fixed rate of 2.75% and maturity date on January 22, 2030, (ii) Senior notes of US. $ 705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032, (iii) Senior notes of US. $ 489 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043, and (iv) Senior notes of US. $500 with interest at a fixed rate of 5.10% and maturity date on May 6, 2035 all of which are guaranteed by the Company´s subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”).

In September 2021, the Company issued the first SLB in the Mexican Market on a dual-tranche transaction for an amount of Ps. 9,400; such bonds were used to prepay bank loans in Mexico with maturity dates in 2026 and 2028. The bond’s interest rate depends on the Company achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents (2024 and 2026), the interest rate on the bonds will increase by 25 basis points. As of December 31, 2025 based on our external consulting firm review and the evidence presented by the Company, the indicator was met and was reliably obtained, is fairly presented, has no significant deviations or omissions, and was prepared based on the requirements set forth in the supplement to the notes.

During 2022, the Company repurchased a portion of the following notes registered with the SEC i) Senior notes of US. $ 209 with maturity date on January 2030, and ii) Senior notes of US. $111 with maturity date on November 2043, representing a net savings of Ps. 408 (nominal amounts). The amounts shown on the first paragraph already consider these repurchases

During the second quarter of 2023, the Company paid on the maturity date May 12, 2023 a Certificado Bursátil for i) Ps. 7,500 (nominal value) and a fixed interest rate of 5.46%
During the second quarter of 2025, the Company paid on the maturity date August 15, 2025, a Certificado Bursátil for i) Ps. 1,727 (nominal value) and a floating rate of TIIE + 0.08%

During 2025 and 2024, the Company obtained bank loans in Argentina for Ps.724 and Ps. 657 respectively. Additionally, during 2025 and 2024, the Company obtained bank loans in Colombia for Ps. 1,421 and Ps. 789 respectively.

17.1 Reconciliation of liabilities arising from financing activities.

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2024	Repayments	Proceeds	New leases	Others	Fair value in Hedge Instruments	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2025
Short-term bank loans	Ps. 1,443	Ps. (445)	Ps. 3,323	Ps. —	Ps. —	Ps. —	Ps. (78)	Ps. (211)	Ps. 4,032
Total short-term from financing activities	Ps. 1,443	Ps. (445)	Ps. 3,323	Ps. —	Ps. —	Ps. —	Ps. (78)	Ps. (211)	Ps. 4,032
Long-term bank loans	147	(1,000)	1,836	—	—	—	7	(12)	978
Long-term notes payable	72,107	(1,696)	9,829	—	(29)	544	(5,987)	—	74,768
Total long-term from financing activities	Ps. 72,254	Ps. (2,696)	Ps. 11,665	Ps. —	Ps. (29)	Ps. 544	Ps. (5,980)	Ps. (12)	Ps. 75,746

Lease liabilities	Ps. 3,184	Ps. (895)	Ps. —	Ps. 1,033	Ps. (425)	Ps. —	Ps. (10)	Ps. 16	Ps. 2,903

Total from financing activities	Ps. 76,881	Ps. (4,036)	Ps. 14,988	Ps. 1,033	Ps. (454)	Ps. 544	Ps. (6,068)	Ps. (207)	Ps. 82,681

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2023	Repayments	Proceeds	New leases	Others	Fair value in Hedge Instruments	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2024
Short-term bank loans	Ps. 88	Ps. —	Ps. 1,394	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (39)	Ps. 1,443
Total short-term from financing activities	Ps. 88	Ps. —	Ps. 1,394	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (39)	Ps. 1,443
Long-term bank loans	175	(28)	—	—	—	—	—	—	147
Long-term notes payable	64,951	—	—	—	(3)	(383)	7,542	—	72,107
Total long-term from financing activities	Ps.65,126	Ps.(28)	Ps.—	Ps.—	Ps.(3)	Ps.(383)	Ps.7,542	Ps.—	Ps.72,254

Lease liabilities	Ps. 2,521	Ps. (856)	Ps. —	Ps. 1,046	Ps. 464	Ps. —	Ps. 11	Ps. (2)	Ps. 3,184

Total from financing activities	Ps. 67,735	Ps. (884)	Ps. 1,394	Ps. 1,046	Ps. 461	Ps. (383)	Ps. 7,553	Ps. (41)	Ps. 76,881

Note 18. Other Income and Expenses

	2025	2024	2023
Other income:
Gain on sale of long-lived assets	Ps. 389	Ps. 232	Ps. 178
Cancellation of contingencies (See Note 24.6)	684	417	1,079
Tax credit recovery (1)	—	1,154	—
Foreign exchange gain related to operating activities	529	—	339
Insurance recovery (See Note 2.5) (3)	1,882	1,744	2
Other	625	670	383
Total	Ps. 4,109	Ps. 4,217	Ps. 1,981
Other expenses:
Provisions for contingencies (See Note 24.6)	Ps. 921	Ps. 593	Ps. 1,306
Loss on the retirement of long-lived assets (4)	431	482	186
Loss on sale of long-lived assets	95	95	84
Insurance expenses (See Note 2.5) (4)	186	400	2
Impairment on equity investments (See Note 8)	13	—	143
Severance payments	508	244	202
Donations	52	39	345
Foreign exchange losses related to operating activities	—	893	—
Tax credit recovery payment to former shareholders (2)	—	998	—
Other	1,268	1,192	985
Total	Ps. 3,474	Ps. 4,936	Ps. 3,253

(1) This amount is presented in other non-current financial assets. See Note 12.2
(2) This amount is presented in other non-current financial liabilities. See Note 24.4
(3) The amounts for 2025 and 2024 include the recovery of write-off for damaged assets by hurricanes in Mexico and floods in Brazil.
(4) The amount for 2024 include the impacts of the write-off for damaged assets by hurricanes in Mexico and floods in Brazil. These impacts represent only a portion of the total recognized in the Consolidated Income Statements. For further information See Note 2.5

Note 19. Financial Instruments
Fair Value of Financial Instruments
The Company measures the fair value of its financial assets and liabilities using level 1 and 2 inputs. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2025 and 2024:

	2025		2024
	Level 1	Level 2	Level 1	Level 2
Derivative financial instruments asset (See Note 7.2, Note 12.2)	Ps. 157	Ps. 1,725	Ps. 40	Ps. 5,259
Derivative financial instruments liability (See Note 24.2, Note 24.4)	476	3,674	335	2,085
Trust assets of labor obligations (See Note 15.6)	1,774	—	1,555	—

Impact of hedging on equity

Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign exchange forward contracts	Foreign currency option	Cross-currency swaps	Swap Lock contracts	Commodity price contracts	Total holders of the parent	Non-controlling interest	Total
As at December 31, 2023	Ps. (332)	Ps. —	Ps. (29)	Ps. —	Ps. (102)	Ps. (463)	Ps. (60)	Ps. (523)
Financial instruments – purchases	87	166	91	—	187	531	52	583
Change in fair value of financial instruments recognized in OCI	732	(43)	5,898	—	(282)	6,305	551	6,856
Amount reclassified from OCI to profit or loss	(98)	(38)	—	—	(2)	(138)	(52)	(190)
Foreign currency revaluation	—	—	(4,645)	—	—	(4,645)	(390)	(5,035)
Effects of changes in foreign exchange rates	28	—	(29)	—	(1)	(2)	(7)	(9)
Income tax effect	(232)	(28)	(412)	—	31	(641)	(52)	(693)
As at December 31, 2024	Ps. 185	Ps. 57	Ps. 874	Ps. —	Ps. (169)	Ps. 947	Ps. 42	Ps. 989
Financial instruments – purchases	(372)	(73)	(78)	14	28	(551)	(13)	(564)
Change in fair value of financial instruments recognized in OCI	(854)	(440)	(4,017)	—	(239)	(5,550)	(320)	(5,870)
Amount reclassified from OCI to profit or loss	318	304	—	(14)	217	895	32	927
Foreign currency revaluation	—	—	3,250	—	—	3,250	240	3,490
Effects of changes in foreign exchange rates and hyperinflationary economies effects	44	21	(79)	—	(42)	(55)	(4)	(59)
Income tax effect	267	59	278	—	12	616	21	637
As at December 31, 2025	Ps. (412)	Ps. (72)	Ps. 228	Ps. —	Ps. (193)	Ps. (448)	Ps. (2)	Ps. (450)
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

At December 31, 2025, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2026	Ps. 10,160	Ps. (648)	Ps. 32

At December 31, 2024, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 4,035	Ps. (72)	Ps. 310

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
At December 31, 2025, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2026	Ps. 5,541	Ps. (107)	Ps. 53
2027	8,085	(1,005)	113
2030	18,092	(550)	1,447
2032[2]	539	(30)	30
2035	1,797	(49)	—
2043[1]	—	—	38

At December 31, 2024, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2026	Ps. 6,251	Ps. —	Ps. 461
2027	9,121	(137)	433
2030	16,357	(68)	3,114
2032	608	—	53
2043[1]	—	—	641
1 Consider in 2043 a forward starting cross-currency swap that starts in 2027.
2 Consider in 2032 a forward starting cross-currency swap that starts in 2026.
19.3 Interest Rate swaps
The Company has entered into various interest rate swaps associated with its debt denominated in USD. These interest rate swaps are designated as fair value hedges and the fair value changes are recorded in the consolidated income statement in the “market value gain (loss) on financial instruments”. The Company has been applying fair value hedging to the hedged portion of the Senior Notes of US$705, which are linked to an interest rate swap. The hedging gain or loss adjusts the carrying amount of the hedged item and will be recognized in the consolidated income statements under “market value gain (loss) in financial instruments”. For the years ended on December 31, 2025, and 2024, the Company recorded in the consolidated income statements a loss of Ps. 544 and a gain of Ps. 383, respectively. As of December 31, 2025, and 2024 the carrying value of the Senior Note of US$705 is being reduced by an amount of Ps. 1,115 and Ps. 1,659 respectively, stemming from the impacts of fair value hedging.
At December 31, 2025, the Company had the following outstanding interest rate swap agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2032	Ps. 8,983	Ps. (1,200)	Ps. —

At December 31, 2024, the Company had the following outstanding interest rate swap agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2032	Ps. 10,134	Ps. (1,784)	Ps. —

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
The fair value of expired or sold commodity contracts is recorded in cost of goods sold with the hedged raw materials.
As of December 31, 2025, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2026	Ps. 1,619	Ps. (9)	Ps. 156

As of December 31, 2025, the Company had the following sugar price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2026	Ps. 2,085	Ps. (321)	Ps. —
2027	Ps. 1,672	Ps. (146)	Ps. —

As of December 31, 2025, the Company had no outstanding Diesel price contracts

As of December 31, 2024, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 828	Ps. (2)	Ps. 33

As of December 31, 2024, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 3,108	Ps. (183)	Ps. 6
2026	2,214	(118)	—
2027	440	(27)	—

As of December 31, 2024, the Company had the following diesel price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 22	Ps. —	Ps. —

As of December 31, 2024, the Company had the following PX + MEG price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 72	Ps. (5)	Ps. —

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

As of December 31, 2025, the Company had the following outstanding option agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2026	Ps. 1,377	Ps. (83)	Ps. 13
As of December 31, 2024, the Company had the following outstanding option agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2025	Ps. 3,701	Ps. (24)	Ps. 248

19.6 Net effects of expired contracts that met hedging criteria

Derivative	Impact in consolidated income statement - Gain (Loss)	2025	2024	2023
Cross currency swaps	Interest expense	Ps. —	Ps. —	Ps. (392)
Cross currency swaps	Foreign exchange	—	—	(747)
Swap Locks	Interest expense	14	—	—
Option to purchase foreign currency	Cost of good sold	305	39	—
Forward agreements to purchase foreign currency	Cost of good sold	406	136	(1,834)
Commodity Price contracts	Cost of good sold	231	(15)	430
19.7 Net effect of changes in fair value of derivative financial instruments that are designated as a Fair Value Hedge

Derivative	Impact in consolidated income statement	2025	2024	2023
Cross currency swaps and interest rate swaps	Market value gain on financial instruments	Ps. 185	Ps. 938	Ps. 141

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
The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interest rates and commodity prices, which it considers in its existing hedging strategy:

Forward agreements to purchase U.S. Dollar (MXN/USD)	Change in USD rate	Effect on equity	Profit and loss effect

2025	(9)%	Ps. (565)	Ps. —
2024	(13)%	(203)	—
2023	(11)%	(465)	—
Forward agreements to purchase U.S. Dollar (BRL/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2025	(10)%	Ps. (194)	Ps. —
2024	(13)%	(50)	—
2023	(12)%	(521)	—
Forward agreements to purchase U.S. Dollar (COP/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2025	(11)%	Ps. (91)	Ps. —
2024	(11)%	(34)	—
2023	(16)%	(225)	—
Forward agreements to purchase U.S. Dollar (ARS/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2025	(25)%	Ps. (40)	Ps. —
2024	(2)%	(11)	—
2023	(55)%	(140)	—
Forward agreements to purchase U.S. Dollar (UYU/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2025	(6)%	Ps. (25)	Ps. —
2024	(5)%	(13)	—
2023	(5)%	(20)	—
Forward agreements to purchase U.S. Dollar (CRC/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2025	(3)%	Ps. (10)	—
2024	(5)%	(14)	—
2023	(7)%	(15)	—
Cross currency swaps (USD to MXN)	Change in USD rate	Effect on equity	Profit and loss effect
2025	(9)%	Ps. (1,758)	Ps. —
2024	(13)%	(1,863)	—
2023	(11)%	(1,314)	—
Cross currency swaps (USD to BRL)	Change in USD rate	Effect on equity	Profit and loss effect
2025	(10)%	Ps. (1,209)	Ps. —
2024	(13)%	(2,396)	—
2023	(12)%	(1,683)	—
Cross currency swaps (USD to COP)	Change in USD rate	Effect on equity	Profit and loss effect
2025	(11)%	Ps. (7)	Ps. —
2024	—	—	—
2023	—	—	—
Sugar price contracts	Change on sugar Price	Effect on equity	Profit and loss effect
2025	(25)%	Ps. (809)	Ps. —
2024	(29)%	(1,578)	—
2023	(29)%	(765)	—
Aluminum price contracts	Change on Aluminum price	Effect on equity	Profit and loss effect
2025	(16)%	Ps. (248)	Ps. —
2024	(22)%	(189)	—
2023	(22)%	(147)	—
Options to purchase foreign currency (MXN to USD)	Change on USD rate	Effect on equity	Profit and loss effect
2025	(9)%	Ps. (168)	Ps. —
2024	(13)%	(136)	—

2023	—%	—	—
Options to purchase foreign currency (BRL to USD)	Change on USD rate	Effect on equity	Profit and loss effect
2025	—%	Ps. —	Ps. —
2024	(13)%	(119)	—
2023	—%	—	—
Options to purchase foreign currency (COP to USD)	Change on USD rate	Effect on equity	Profit and loss effect
2025	—%	Ps. —	Ps. —
2024	(11)%	(54)	—
2023	—%	—	—

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
The following disclosures provide a sensitivity analysis of the interest rate risks considered reasonably possible for the following fiscal year, according with its existing floating rate borrowings and derivative financial floating rate instruments at the end of the reporting period:

Interest Rate Risk	Change in rate	Effect on profit or (loss)
2025	+100 bps	Ps. (211)
2024	+100 bps	(204)
2023	+100 bps	(187)
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
Ultimate responsibility for liquidity risk management rests with the Company’s Finance Committee, which has established what it believes is an appropriate liquidity risk management framework for the evaluation of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining what it believes is adequate cash available reserves, and continuously monitoring forecasted and actual cash flows and by maintaining a conservative debt maturity profile.
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

See Note 17 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2025.
The following table reflects all contractually fixed and variable payoffs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows and inflows from derivative financial liabilities (assets) that are in place as of December 31, 2025.
Such expected net cash outflows are determined based on each settlement date of an instrument. The amounts disclosed are net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities without fixed amounts or timing are based on economic conditions (like interest rates and foreign exchange rates) existing on December 31, 2025.

(In millions of Ps)	2026	2027	2028	2029	2030	2031 and thereafter
Notes and bonds	Ps. 2,934	Ps. 8,497	Ps. 9,959	Ps. 5,494	Ps. 18,576	Ps. 29,308
Loans from banks	5,010	—	—	—	—	—
Derivatives financial liabilities (assets)	(914)	(1,038)	897	—	—	(1,213)
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
The Company has a high receivable turnover, hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the consolidated statement of financial position on December 31, 2025 and 2024 is the carrying amounts (see Note 5).
The credit risk for liquid funds and derivative financial instruments is limited because the counterparties are highly rated banks as designated by international credit rating agencies.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (“CSA”) that establishes margin requirements. As of December 31, 2025 the Company concluded that the maximum exposure to credit risk related to derivative financial instruments is not significant given the high credit rating of its counterparties.

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

All trade payables subject to the supplier finance arrangement, included in the table below, are recorded as suppliers as of December 31, 2025 and 2024 in the consolidated statement of financial position.

	2025	2024
Carrying amount of trade payables that are part of a supplier finance arrangement	Ps. 5,990	Ps. 6,577
Of which suppliers have received payment	Ps. 3,850	Ps. 3,458

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

As of December 31, 2025, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	3,583	2,714	—
Average exchange rate MXN/USD	19.37	19.06	—
Notional amount (in millions of pesos)	1,446	617	—
Average exchange rate BRL/USD	6.00	5.86	—
Notional amount (in millions of pesos)	548	322	—
Average exchange rate COP/USD	4,214.17	4,107.59	—
Notional amount (in millions of pesos)	211	16	—
Average exchange rate ARS/USD	1,543.36	1,735.00	—
Notional amount (in millions of pesos)	296	119	—
Average exchange rate UYU/USD	43.95	41.14	—
Notional amount (in millions of pesos)	169	119	—
Average exchange rate CRC/USD	529.18	520.47	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	—	18,092
Average exchange rate MXN/USD	—	—	19.10
Notional amount (in millions of pesos)	3,144	1,348	10,421
Average exchange rate BRL/USD	5.39	5.30	4.95
Notional amount (in millions of pesos)	1,049	—	—
Average exchange rate COP/USD	3,550	—	—
Foreign exchange currency option contracts
Notional amount (in millions of pesos)	879	498	—
Average exchange rate MXN/USD	20.17	18.61	—
Interest rate swaps
Notional amount (in millions of pesos)	—	—	8,983
Average interest rate	—	—	0.16%
Commodities risk
Aluminum (in millions of pesos)	1,489	130	—
Average price (USD/Ton)	2,672.02	2,692.41	—
Sugar (in millions of pesos)	1,332	752	1,672
Average price (USD cent/Lb)	17.64	17.49	17.23

As of December 31, 2024, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	1,451	126	—
Average exchange rate MXN/USD	18.79	20.71	—
Notional amount (in millions of pesos)	951	45	—
Average exchange rate BRL/USD	5.50	6.07	—
Notional amount (in millions of pesos)	275	22	—
Average exchange rate COP/USD	4,133.57	4,163.63	—
Notional amount (in millions of pesos)	517	60	—
Average exchange rate ARS/USD	1,197.76	1,286.00	—
Notional amount (in millions of pesos)	169	113	—
Average exchange rate UYU/USD	41.59	44.13	—
Notional amount (in millions of pesos)	240	152	—
Average exchange rate CRC/USD	531.13	540.05	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	—	14,330
Average exchange rate MXN/USD	—	—	19.37
Notional amount (in millions of pesos)	—	—	16,823
Average exchange rate BRL/USD	—	—	5.05
Notional amount (in millions of pesos)	—	—	1,184
Average exchange rate COP/USD	—	—	3,550.00
Foreign exchange currency option contracts
Notional amount (in millions of pesos)	568	1,127	—
Average exchange rate MXN/USD	19.55	20.61	—
Notional amount (in millions of pesos)	472	928	—
Average exchange rate BRL/USD	5.77	6.04	—
Notional amount (in millions of pesos)	307	299	—
Average exchange rate COP/USD	4,313.00	4,361.66	—
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	—	—	10,134
Average interest rate	—	—	0.16%
Commodities risk
Aluminum (in millions of pesos)	440	389	—
Average price (USD/Ton)	2,480.15	2,542.39	—
Diesel (in millions of pesos)	11	11	—
Average price (USD/Gallons)	2.14	2.14	—
PX+MEG (in millions of pesos)	72	—	—
Average price (USD /Ton)	950.00	—	—
Sugar (in millions of pesos)	3,476	1,500	787
Average price (USD cent/Lb)	19.38	19.14	17.94

Note 20. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Mexico	Ps. 5,746	Ps. 5,757	Ps. 5,459
Colombia	21	19	80
Brazil	2,060	1,337	1,141
Total	Ps. 7,827	Ps. 7,113	Ps. 6,680
Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Overseas, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.
The changes in Coca-Cola FEMSA’s non-controlling interest were as follows:

	2025	2024	2023
Balance at beginning of the period	Ps. 7,113	Ps. 6,680	Ps. 6,491
Net income of non-controlling interest	1,171	820	690
Exchange differences on translation of foreign operations	(15)	(392)	(365)
Valuation of the effective portion of derivative financial instruments, net of taxes	(44)	102	(46)
Dividends paid	(398)	(97)	(90)
Balance at end of the period	Ps. 7,827	Ps. 7,113	Ps. 6,680
Note 21. Equity
21.1 Equity accounts
As of December 31, 2025 and 2024, the common stock of Coca-Cola FEMSA is represented by 16,806,658,096 common shares, with no par value. Fixed capital stock is Ps. 934 (nominal value) and variable capital is unlimited.
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

The capital stock of the Company is as follows:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.22%	55.97%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.78%	32.92%
B	Public float	1,575,624,195	9.37%	11.11%
L	Public float	2,626,040,325	15.63%	0%
Total		16,806,658,096	100.00%	100.00%

As of December 31, 2025, 2024 and 2023, the number of each share series representing Coca-Cola FEMSA’s common stock is comprised as follows:

	Outstanding Shares

Series of shares	2025	2024	2023
A	7,936,628,152	7,936,628,152	7,936,628,152
D	4,668,365,424	4,668,365,424	4,668,365,424
B	1,575,624,195	1,575,624,195	1,575,624,195
L	2,626,040,325	2,626,040,325	2,626,040,325
Total	16,806,658,096	16,806,658,096	16,806,658,096

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2025, 2024 and 2023, this reserve has reached the 20% for an amount of Ps.412 for all years, and is included in retained earnings.
Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions denominated “Cuenta de Capital de Aportación CUCA” (CUCA) and when the distributions of dividends come from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (CUFIN).
Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The Company’s consolidated balances of CUFIN on December 31, 2025, that are not subject to withholding tax, amounted to Ps. 9,788.
For the years ended December 31, 2025, 2024 and 2023 the dividends declared per share by the Company to equity holders of the parent are as follows:

Series of shares (1)	2025		2024	2023
A	Ps.	7,302	6,032	5,754
D	4,295		3,548	3,385
L	2,416		1,996	1,904
B	1,449		1,197	1,142
Total	Ps.	15,462	12,773	12,185

(1) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on April 8, 2025, the shareholders declared a dividend of Ps. 15,462 that was paid on April 23, 2025, July 16, 2025, October 15, 2025 and December 9, 2025. This represents a dividend of Ps.0.9200 per share.

Under Mexican income tax law, dividends, either in cash or in kind, paid to individuals that are Mexican residents, and to individuals and companies that are non-Mexican residents, on the Company´s shares, including the Series L shares and the Series B shares underlying our units, including units represented by ADSs, are subject to a 10.0% Mexican withholding tax, or a lower rate if covered by a tax treaty. Profits that were earned and subject to income tax before January 1, 2014 are exempt from this withholding tax. From 2022 and onwards most of the dividends correspond to income tax earned after January 1, 2014 therefore will be subject to withholding tax.

21.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balances in order to obtain the lowest cost of capital available. The Company manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during 2025 and 2024.
The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 21.1).
The Company's Finance and Planning Committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally, currently rated AAA and A/A3/

A- respectively, which requires us to comply, among others, with the financial metrics that each rating agency considers. As a result, prior to entering new business ventures, acquisitions or divestitures, management evaluates the impact that these transactions can have on its credit rating.
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

Earnings amounts per share type are as follows:

	2025
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares	Total
Consolidated net Income	Ps. 11,813	Ps. 6,949	Ps. 2,345	Ps. 3,909	Ps. 25,016
Consolidated net income attributable to equity holders of the parent	11,261	6,623	2,235	3,726	23,845
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626	16,807
Earnings per share					1.42
	2024
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares	Total
Consolidated net Income	Ps. 11,593	Ps. 6,819	Ps. 2,301	Ps. 3,836	Ps. 24,549
Consolidated net income attributable to equity holders of the parent	11,205	6,591	2,225	3,708	23,729
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626	16,807
Earnings per share					1.41
	2023
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares	Total
Consolidated net Income	Ps. 9,551	Ps. 5,618	Ps. 1,896	Ps. 3,161	Ps. 20,226
Consolidated net income attributable to equity holders of the parent	9,225	5,426	1,831	3,054	19,536
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626	16,807
Earnings per share					1.16

Note 23. Income Taxes
23.1 Income Tax
The breakdown of the income tax expense by Mexico and Foreign countries for the years ended December 31, 2025, 2024 and 2023, is as follows:

	2025	2024	2023
Current tax expense:
Current year	Ps. 11,504	Ps. 9,569	Ps. 7,604
Deferred tax expense:
Origination and reversal of temporary differences	1,277	394	(44)
Utilization (benefit) of tax losses recognized	(108)	1,805	1,221
Total deferred tax income expense	1,169	2,199	1,177
Total income tax expense in consolidated net income	Ps. 12,673	Ps. 11,768	Ps. 8,781

2025	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 7,176	Ps. 4,328	Ps. 11,504
Deferred tax expense:
Origination and reversal of temporary differences	765	512	1,277
Utilization (benefit) of tax losses recognized	(967)	859	(108)
Total deferred tax	(202)	1,371	1,169
Total income tax expense in consolidated net income	Ps. 6,974	Ps. 5,699	Ps. 12,673

2024	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 6,918	Ps. 2,651	Ps. 9,569
Deferred tax expense:
Origination and reversal of temporary differences	(1)	395	394
Utilization of tax losses recognized	1,019	786	1,805
Total deferred tax	1,018	1,181	2,199
Total income tax expense in consolidated net income	Ps. 7,936	Ps. 3,832	Ps. 11,768

2023	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 5,474	Ps. 2,130	Ps. 7,604
Deferred tax expense:
Origination and reversal of temporary differences	(322)	278	(44)
Utilization of tax losses recognized	238	983	1,221
Total deferred tax	(84)	1,261	1,177
Total income tax expense in consolidated net income	Ps. 5,390	Ps. 3,391	Ps. 8,781

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2025	2024	2023
Unrealized loss (gain) on derivative financial instruments	Ps. (637)	Ps. 693	Ps. (236)
Remeasurements of the net defined benefit liability	(260)	(318)	24
Total income tax recognized in OCI	Ps. (897)	Ps. 375	Ps. (212)

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items charged or recognized directly in OCI as of year-end:	2025	2024	2023
Unrealized loss (gain) on derivative financial instruments	Ps. (186)	Ps. 455	Ps. (241)
Comprehensive income to be reclassified to profit or loss in subsequent periods	(186)	455	(241)
Remeasurements of the net defined benefit liability	(738)	(524)	(153)
Balance of income tax in AOCI	Ps. (924)	Ps. (69)	Ps. (394)
A reconciliation between effective income tax rate and Mexican domestic statutory tax rate for the years ended December 31, 2025, 2024 and 2023 follows:

	2025	2024	2023
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	0.49%	(0.03)%	(0.37)%
Income on monetary position for subsidiaries in hyperinflationary economies	0.94%	1.19%	2.03%
Annual inflation tax adjustment	1.29%	1.21%	2.08%
Non-deductible expenses	2.87%	2.89%	1.99%
Income taxed at a rate other than the Mexican statutory rate	0.80%	1.28%	1.49%
Effect of restatement of tax values	(2.33)%	(2.85)%	(3.50)%
Effect of change in statutory rate	—%	(0.03)%	(0.60)%
Tax loss (recognition) (1)	—%	0.02%	(1.40)%
Others	0.05%	(1.00)%	(1.22)%
Total	34.11%	32.68%	30.50%

(1) During 2023 an effect of Ps. (409) of deferred tax assets was recognized, for which the Company has certainty of recoverability.

Deferred income tax
An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of		Consolidated Income Statement
	2025	2024	2025	2024	2023
Expected credit losses	Ps. (74)	Ps. (135)	Ps. 58	Ps. (70)	Ps. 15
Inventories	131	100	26	58	5
Prepaid expenses	(31)	22	(53)	2	(4)
Property, plant and equipment, net	(323)	(443)	321	455	314
Other assets	33	35	(6)	203	45
Finite useful lived intangible assets	(212)	(121)	(85)	(120)	1
Indefinite lived intangible assets	1,238	1,386	(141)	260	591
Post-employment and other non-current employee benefits	(321)	(388)	75	45	(2)
Derivative financial instruments	44	(50)	94	(126)	73
Contingencies	(510)	(607)	80	290	(96)
Employee profit sharing payable	(770)	(667)	103	134	174
Tax loss carryforwards	(3,820)	(3,717)	(107)	1,805	1,221
Tax credits to recover (1)	(197)	(399)	202	326	342
Cumulative other comprehensive income	(922)	(69)	(901)	375	(211)
Liabilities of amortization of goodwill of business acquisition	5,394	5,322	72	(252)	(543)
Leases liabilities, net	(80)	(75)	(4)	(39)	(28)
Other	(1,405)	(2,086)	1,435	(1,147)	(720)
Deferred tax (income)			Ps. 1,169	Ps. 2,199	Ps. 1,177

Deferred tax, asset	Ps. (6,805)	Ps. (6,209)
Deferred tax, liability	4,980	4,317
Deferred income taxes, net	Ps. (1,825)	Ps. (1,892)

(1) Corresponds to income tax credits from dividends received from foreign operations to be recovered the next year.

The changes in the balance of the net deferred income tax assets are as follows:

	2025	2024	2023
Balance at beginning of the period	Ps. (1,892)	Ps. (4,450)	Ps. (5,136)
Deferred tax provision for the period	1,169	2,199	1,177
Effects in equity:
Unrealized loss (gain) on derivative financial instruments	(637)	693	(236)
Cumulative translation effect and inflation adjustment	(205)	(16)	(279)
Remeasurements of the net defined benefit liability	(260)	(318)	24
Balance at end of the period	Ps. (1,825)	Ps. (1,892)	Ps. (4,450)

The Company has determined that undistributed profits of its subsidiaries where the tax basis is lower than the net profits will not be distributed in the foreseeable future. The unrecognized deferred tax liabilities associated with the undistributed profits are as of December 31, 2025: Ps.3,350, and December 31, 2024: Ps. 4,200.

Tax Loss Carryforwards

Some subsidiaries in Mexico and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax loss carryforwards for which a deferred tax asset has been recorded and their corresponding years of expiration are as follows:

Tax Loss Carryforwards amounts in millions
2030	Ps. 2,884
2031	1
2032	1
2033	1
2034 and thereafter	3,242
No expiration (Brazil)	5,826
Total	Ps. 11,955

During 2013, the Company completed certain business acquisitions in Brazil. In connection with these acquisitions the Company recognized certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (“NOLs”) in Brazil for which deferred tax assets have recorded, which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2025 and 2024 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
The changes in the balance of tax loss carryforwards are as follows:

	2025	2024	2023
Balance at beginning of the period	Ps. 11,271	Ps. 17,557	Ps. 22,000
Increase (1)	3,249	266	2,002
Usage of tax losses	(2,551)	(5,939)	(5,685)
Effect of foreign currency exchange rates	(14)	(613)	(760)
Balance at end of the period	Ps. 11,955	Ps. 11,271	Ps. 17,557
.

(1)During 2023 the Company recognized tax loss carryforwards from previous years, which are shown under the item of increases, together with the tax loss carryforwards generated in the same years
23.2 Recoverable taxes
Recoverable taxes result mainly from higher advanced payments made during the year of income tax during 2025 in México in comparison to current year income tax, and other indirect tax, which will be compensated or recovered in future years.
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

As of December 31, 2025, the tax authorities of the countries where the Company operates, except for Brasil and Uruguay, have not published the proper regulations to attend this Second Pillar. Brazilian and Uruguayan tax reform related to GloBe rules is described in the following section.The Company is monitoring the publication of such regulations for the rest of the countries.

Brazil
In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Brazilian Federal Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. Pursuant to our final favorable resolution of 2019, the federal production and sales taxes together resulted in an average of 14.6% tax over net sales in 2024 and 2025.

In December 2023, the Brazilian government published a provisional measure, to establish the amount of tax credits subject to offset as determined by a final and unappealable court decision that says any credit exceeding the value of 10 million Brazilian reais (approximately Ps.32.7 million as of December 31, 2025) must observe the monthly limitation to be offset by 1/60 of the total value of the tax credit. This measure was converted into law in May 2024.

Furthermore, in December 2023, the Brazilian government published a constitutional amendment enacting a broad tax reform that will replace the current indirect tax system in Brazil with a new system, with the phase-in of the new law starting on January 1, 2026, and full adoption expected by 2033. The municipal service tax, state value-added tax and federal sales tax will be replaced by a dual value-added tax, composed of the federal “CBS” and the state and municipal “IBS”. This dual value-added tax will apply to all tangible and intangible goods, rights, and services and will be calculated based on the amount charged at the location where goods are consumed or the rights or services are provided. The system will be non-cumulative, allowing tax credits from previous transactions. Initially, there will be a standard rate for all goods and services, with reductions ranging from 100.0% to a 30.0% discount for sectors such as education, health, public transportation, and food products. Federal, state, and municipal governments may define specific rates, and the final rate will be the sum of the IBS and CBS rates.

In December, 2024, Congress approved the complementary law establishing the foundation of the new regulations, which was approved by the President of Brazil in January, 2025.
The reform also includes the creation of a Selective Tax (“IS”) on products such as sugary beverages, starting in 2027. This tax will be single-phase (charged only once), will not generate tax credits, and will be included in the tax base of other levies. The federal production and sales tax will be reduced to zero, except for products from the Manaus Free Trade Zone, which has remained at a rate of 8.0% since May 2022. Further regulations detailing the dual value-added tax and IS will be issued, however as of the date of this annual report, neither rate has been defined. Additionally, the reform establishes five-year reviews of the combined CBS and IBS rates. If the total exceeds 26.5%, the government must propose a reduction to Congress.

On January 1, 2024, new transfer pricing rules that were previously published in December 2022, and relevant guidelines required to comply with such rules, became effective. These rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (the “OECD”).

On January 1, 2024, a law published in December 2023 became effective, establishing that any subsidies granted by municipalities or the states should be taxed by the income tax and social contribution at the combined tax rate of 34.0% and will be subject to other contributions at a combined tax rate of 9.25%. In addition, the law establishes that federal Brazilian government will grant an income tax credit of 25.0% on the municipality or state subsidy, limited to the lower of (i) 25.0% of the tax benefit itself or (ii) 25.0% of the depreciation of such assets applied on approved development or expansion projects which caused such subsidy, provided that certain conditions are met. In response to a legal action initiated by our Brazilian subsidiary, a federal court issued a favorable ruling excluding tax incentives recorded as capital reserves from the taxable base established by the new legislation.

In December 2024, the Brazilian government published a new law introducing an Additional Social Contribution on Net Profit (the “Additional CSLL”) and the Qualified Domestic Minimum Top-Up Tax (“QDMTT”) method, to ensure a minimum effective taxation of 15.0% on multinational groups operating in Brazil. The Additional CSLL is the mechanism through which Brazil implements the QDMTT, aligning its tax system with the OECD Pillar Two rules. This Additional CSLL became effective in January 2025 and, as of the date of this annual report, is not expected to be applicable to our Brazilian subsidiary. However, the legislation requires an annual assessment to determine its applicability in future periods.

In June 2025, a new decree related to the Financial Transaction Tax (“IOF”) was enacted in Brazil. The decree increased the IOF rate applicable to foreign exchange, credit, cross-border payments, remittances and other financial transactions to rates of up to 3.5%, depending on the nature of the transaction.

In November 2025, the Brazilian government enacted new tax legislation requiring Brazilian legal entities to withhold income tax on certain dividend distributions commencing on January 1, 2026. Dividends paid to non-resident shareholders and certain resident individuals will be subject to a 10.0% withholding income tax upon payment, crediting, delivery, employment or remittance. The legislation provides for a transitional regime pursuant to which dividends related to profits accrued and formally approved for distribution on or before December 31, 2025 will remain exempt of such withholding, provided that such dividends are paid, credited, delivered, employed and remitted no later than December 31, 2028.

Argentina

In December 2023, the Argentine government issued an executive decree (Decree 29/2023) that increased the PAIS (Programa para una Argentina Inclusiva y Solidaria) tax rate to 17.5%. This tax was in effect for five fiscal periods, from December 2019 to December 2024, and it was not renewed by the Argentine government.

Mexico

A new tax reform applicable in Mexico was enacted in December 2025 and became effective on January 1, 2026. The reform introduced the following main provisions:

Changes to the excise tax regime applicable to the production, sale and import of certain beverages. The excise tax applicable to beverages with added sugar and HFCS increased to Ps. 3.0818 per liter. In addition, a new excise tax of Ps. 1.50 per liter was established for beverages containing non-caloric sweeteners.

The methodology for guaranteeing tax claims must follow a strict statutory order of priority established by law. The primary form of guarantee permitted under Mexican law is a deposit certificate (billete de depósito) of up to the taxpayer’s maximum economic capacity. If the tax claim cannot be fully secured through such deposit, alternative forms of security may be provided, in accordance with the following order of priority established by law: standby letters of credit, pledges or mortgages, guarantees, joint liability arrangements and, as a last resort, the seizure of assets.

If applicable, taxpayers are required to evidence to the tax authorities their inability to secure the full amount of the tax claim through a deposit certificate or any of the above mentioned alternatives, in strict accordance with the statutory order of priority. This evidence could be reviewed by tax authorities. Any future requirement to secure a tax claim could adversely affect our liquidity, restrict the use of our assets or credit facilities, and increase our financing costs.

Elimination of the exemption of securing tax claims when taxpayers file an Administrative Appeal (Recurso de Revocación) before the tax authorities.

As a transitional measure applicable to fiscal year 2026, a six-month period is granted for the resolution of such appeals without the obligation to provide a guarantee. If the appeal is not resolved within this timeframe, taxpayers must secure the tax claim pursuant to the statutory order of priority and rules discussed above. This transitional measure is subject to renewal on an annual basis.

Mexican tax authorities have expanded their enforcement powers to conduct specific tax audits targeting taxpayers that issue electronic tax invoices without the support of valid and legally substantiated transactions. If tax authorities determine that a taxpayer has engaged in such practices, the electronic tax invoices issued by that taxpayer may be deemed invalid, which could result in significant consequences, such as limitations to issuing invoices, restrictions on the ability to comply with certain tax obligations, and potential criminal exposure for both the issuer and, in certain circumstances, the recipients of such invoices.

Tax authorities may publicly disclose on their official website a list of taxpayers identified as issuers of invalid or non- existent transaction invoices. Recipients of invoices issued by taxpayers included on such list are required to reverse or cancel any tax benefits derived from those invoices within 30 calendar days following the public disclosure, regardless of whether the recipient holds documentation purporting to support a legitimate transaction. Failure to comply with these requirements may result in temporary restrictions on invoicing activities, denial of access to certain tax procedures, and the initiation of additional administrative audits or inspections.

In addition, Mexican tax authorities may temporarily restrict a taxpayer’s ability to issue electronic tax invoices when (i) the taxpayer has a final and non-appealable tax liability that has not been fully paid (including its related surcharges and penalties), and (ii) the aggregate amount of the electronic tax invoices issued by such taxpayer during the immediately preceding fiscal year, exceeds four times the historical amount of such unpaid tax liability.

Colombia

In 2023, a tax reform that was approved in December 2022 became effective in Colombia. The main provisions of the reform are the following:

Introduction of an excise tax for beverages with added sugar based on the following schedule:

•From November 1, 2023 to December 31, 2023 a tax of 18 Colombian pesos (approximately Ps. 0.09 as of December 31, 2025) will apply to beverages that contain 6 to 10 grams of added sugar per 100 milliliters and a tax of 35 Colombian pesos (approximately Ps. 0.17 as of December 31, 2025) for beverages with more than 10 grams of added sugar per 100 milliliters;

•From January 1, 2024 to December 31, 2024, a tax of 28 Colombian pesos (approximately Ps. 0.13 as of December 31, 2025) for beverages that contain 6 to10 grams of added sugar per 100 milliliters and a tax of 55 Colombian pesos (approximately Ps. 0.26 as of December 31, 2025) for beverages with more than 10 grams of added sugar per 100 milliliters; and

•From January 1, 2025 to December 31, 2025, a tax of 38 Colombian pesos (approximately Ps. 0.18 as of December 31, 2025) for beverages that contain between 5 grams and 9 grams of added sugar per 100 milliliters and a tax of 65 Colombian pesos (approximately Ps. 0.31 as of December 31, 2025) for beverages with more than 9 grams of added sugar per 100 milliliters.

•From January 1, 2026 to December 31, 2026, a tax of 40 Colombian pesos (approximately Ps. 0.19 as of December 31, 2025) for beverages that contain between 5 grams and 9 grams of added sugar per 100 milliliters and a tax of 68 Colombian pesos (approximately Ps. 0.33 as of December 31, 2025) for beverages with more than 9 grams of added sugar per 100 milliliters. This tax will be adjusted in a yearly basis by the same percentage used for updating the Unit of Fiscal Value, as defined below.

Introduction of a tax on single-use plastics, with a rate of 0,00005 on one Unit of Fiscal Value per gram of plastic. One Unit of Fiscal Value is equivalent to 49,799 Colombian pesos (approximately Ps.225.91 as of December 31, 2025). This new tax is applicable to our products which are not considered part of the basic shopping basket. However, this tax can be exempted with a circular economy certification to be issued should case recycled resin be incorporated into the packaging. In 2023, the Constitutional Court of Colombia issued a resolution (Resolution C-526/23) requiring that the producer of single-use plastics be responsible for the payment of this tax.

Increase of the income tax rate as of January 1, 2023, from 20.0% to 35.0% on taxable income obtained from free trade zones within Colombia. This change will take effect on January 1, 2026 if a free trade zone company can demonstrate a 60.0% income increase in 2022 in comparison with 2019 fiscal year. However, the Constitutional Court of Colombia ruled that this law will not apply to entities that obtained its approval to be considered as a free trade zone company prior to December 13, 2022, as is the case of our Colombian subsidiary.

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

In February 2025, the Colombian government issued a decree containing temporary tax measures applicable from February 22, 2025 to December 31, 2025. Such decree imposes a stamp tax rate of 1.0% for public and private documents exceeding 6,000 Units of Fiscal Value (approximately Ps. 1,434,211.20 as of December 31, 2025) that are subscribed, modified or extended and are granted or accepted in Colombia, or granted abroad but executed with Colombian jurisdiction. This stamp tax was is no longer applicable as of 2026.

In February 2026, the Colombian government issued a decree containing temporary tax measures applicable from January 1 to December 31, 2026. Such decree introduced, among other provisions, a net wealth tax (impuesto de patrimonio) that took effect as of March 31, 2026. The tax is assessed based on an entity’s equity and is subject to a rate of 0.5%; the payment may be made in two installments of 50.0% each, due in April and May.

Costa Rica

On January 1, 2023, a tax reform became effective that reintroduced the standard debt and credit system for producers, wholesalers and retailers at a tax rate of 13.0%. Further, whereas producer and importers were previously responsible for collecting value-added taxes on carbonated beverages from supply chain participants, following this reform,wholesalers and retailers assume their own collections obligations. Accordingly, our Costa Rican subsidiary is no longer responsible for collecting such tax throughout the entire supply chain.

Uruguay

In December 2025, Uruguayan government enacted legislation introducing a Domestic Minimum Top-up Tax (“IMGD”) within the framework of the OECD Pillar Two global minimum tax initiative. The IMGD is designed to ensure a minimum effective taxation level of 15.0% on qualifying entities, and applies where the effective tax rate, as determined under the applicable OECD Pillar Two rules, is below such threshold. As of the date of this annual report, this tax is not expected to apply to our Uruguayan subsidiary. However, the legislation requires an annual assessment to determine its applicability in future periods.
Note 24. Other Liabilities, Provisions and Commitments
24.1 Other current liabilities

	2025	2024
Short-term employee benefits	Ps. 7,662	Ps. 7,493
Accrued expenses	4,684	7,117
Other	269	1,470
Total	Ps. 12,615	Ps. 16,080
24.2 Other current financial liabilities

	2025	2024
Sundry creditors	Ps. 710	Ps. 1,196
Derivative financial instruments (See Note 19)	1,252	320
Dividends payable	124	196
Total	Ps. 2,086	Ps. 1,712
24.3 Other non-current liabilities

	2025	2024
Taxes payable	Ps. 38	Ps. 38
Debt with former shareholders	1,632	1,514
Other	249	241
Total	Ps. 1,919	Ps. 1,793

24.4 Other non-current financial liabilities

	2025	2024
Derivative financial instruments (See Note 19)	Ps. 2,898	Ps. 2,100
Success fee to pay	466	432
Security deposits	208	196
Other (1)	1,182	1,103
Total	Ps. 4,754	Ps. 3,831

(1) The amount includes tax credit recovery payment to former shareholders. See Note 18.

24.5 Provisions
The Company has various loss contingencies and has recognized provisions for legal proceedings it believes an unfavorable resolution is probable and the amount can be reasonably estimated. The following table presents the nature and amount of the provisions as of December 31, 2025 and 2024:

	2025	2024
Taxes	Ps. 808	Ps. 940
Labor	989	1,180
Legal	663	668
Total (1)	Ps. 2,460	Ps. 2,788
(1) In Brazil, the Company is required to guarantee tax, legal and labor contingencies with guarantee deposits. See Note 12.

24.6 Changes in the balance of provisions
24.6.1 Taxes

	2025	2024	2023
Balance at beginning of the period	Ps. 940	Ps. 1,348	Ps. 1,823
Penalties and other charges (See Note 18)	40	69	228
New contingencies (See Note 18)	68	4	4
Cancellation and adjustments (1) (See Note 18)	(238)	(283)	(447)
Payments	(7)	(107)	(155)
Effect of foreign currency exchange rates	5	(91)	(105)
Balance at end of the period	Ps. 808	Ps. 940	Ps. 1,348

(1) Cancellation and adjustments in 2024 includes Ps.240 related to reduction of contingencies guaranteed by former shareholders.

24.6.2 Labor

	2025	2024	2023
Balance at beginning of the period	Ps. 1,180	Ps. 1,308	Ps. 1,385
Penalties and other charges (See Note 18)	92	71	64
New contingencies (See Note 18)	564	361	843
Cancellation and expiration (See Note 18)	(356)	(340)	(523)
Payments	(438)	(181)	(308)
Effects of foreign currency exchange rates	(53)	(39)	(153)
Balance at end of the period	Ps. 989	Ps. 1,180	Ps. 1,308
24.6.3 Legal

	2025	2024	2023
Balance at beginning of the period	Ps. 668	Ps. 614	Ps. 679
Penalties and other charges (See Note 18)	110	52	50
New contingencies (See Note 18)	47	36	117
Cancellation and expiration (See Note 18)	(90)	(35)	(109)
Payments	(39)	(5)	(68)
Effect of foreign currency exchange rates	(33)	6	(55)
Balance at end of the period	Ps. 663	Ps. 668	Ps. 614
While provision for these claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
24.7 Unsettled lawsuits
The Company has entered into several proceedings with its labor unions, tax authorities and other parties. These proceedings have arisen in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were assessed by the Company as less than probable but more than remote, and the estimated amount including uncertain tax position as of December 31, 2025 of these lawsuits is Ps. 186,532, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax disputes, most of which are related to its Brazilian and Mexican operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. Management´s assessment is supported by the opinion of independent external tax advisors. The main possible tax contingencies of Brazilian and Mexican operations amount to approximately Ps. 121,720, including accessories and penalties. This refers to various tax disputes related primarily to: (i) Ps. 10,649 of credits for ICMS (“VAT”); (ii) Ps. 37,980 related to tax credits of “IPI” (Tax on Industrial Products by its Portuguese acronym) over raw materials acquired from Free Trade Zone Manaus; (iii) Claims of Ps. 31,571 related to compensation of federal taxes not approved by the Tax authorities; (iv) Ps. 13,306 relating to questions about the amortization of goodwill generated in acquisitions operations; (v) Ps. 2,569 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003; and (vi) Ps. 6,290 related to the exclusion of ICMS (“VAT”) from the PIS/COFINS taxable basis and (vii) Ps. 19,355 regarding disputes on tax deductions of ongoing business. The Company is defending its position in these matters and the disputes are currently in different stages of administrative and judicial proceedings, and a final decision is pending.
24.8 Collateralized contingencies
As is customary in Brazil, the Company has been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 20,054, Ps. 15,700 and Ps. 13,692 as of December 31, 2025, 2024 and 2023, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also as disclosed in Note 7.2 there is some restricted cash in Brazil that relates to short term deposits in order to fulfill the collateral requirements for accounts payable.
24.9 Commitments
The Company has signed commitments for the purchase of property, plant and equipment of Ps. 7,263 and Ps. 9,166 as December 31, 2025 and 2024, respectively.
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

The Company determined that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to:(i similarities of customer base, products, production processes and distribution processes and (ii historical and projected financial and operating statistics, historically and according to the Company´s estimates the financial trends of the countries aggregated into an operating segment have behaved in similar ways and are expected to continue to do so.

Inter-segment revenues are not material and are eliminated upon consolidation. Each operating segment reported reflects figures net of intersegment revenues.

Segment disclosure for the Company’s consolidated operations is as follows:

2025	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	Ps. 169,641	Ps. 122,105	Ps. 291,746
Intercompany revenue	10,194	273	10,467
External revenues	Ps. 159,447	Ps. 121,832	Ps. 281,279
Cost of goods sold	88,407	70,163	158,570
Gross profit	Ps. 81,234	Ps. 51,942	Ps. 133,176
Administrative expenses	10,525	4,518	15,043
Selling expenses	45,022	31,642	76,664
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	20,307	16,851	37,158
Depreciation and amortization	Ps. 8,830	Ps. 5,008	Ps. 13,838
Non-cash items other than depreciation and amortization	1,058	1,277	2,335
Equity in earnings of associated companies and joint ventures	Ps. 297	Ps. 234	Ps. 531
Total assets	192,956	121,583	314,539
Investments in associate companies and joint ventures	Ps. 9,193	Ps. 1,395	Ps. 10,588
Total liabilities	120,173	40,337	160,510
Capital expenditures, net (3)	Ps. 16,207	Ps. 10,558	Ps. 26,765

2024	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	Ps. 166,996	Ps. 112,797	Ps. 279,793
Intercompany revenue	10,180	5	10,185
External revenues	Ps. 156,816	Ps. 112,792	Ps. 269,608
Cost of goods sold	86,214	64,843	151,057
Gross profit	Ps. 80,782	Ps. 47,954	Ps. 128,736
Administrative expenses	9,715	3,963	13,678
Selling expenses	44,095	30,328	74,423
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	25,037	10,974	36,011
Depreciation and amortization	Ps. 7,597	Ps. 4,530	Ps. 12,127
Non-cash items other than depreciation and amortization	2,341	1,596	3,937
Equity in earnings of associated companies and joint ventures	Ps. 255	Ps. 51	Ps. 306
Total assets	187,417	120,569	307,986
Investments in associate companies and joint ventures	Ps. 9,037	Ps. 1,196	Ps. 10,233
Total liabilities	118,616	38,829	157,445
Capital expenditures, net (3)	19,772	9,644	29,416

2023	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	Ps. 149,362	Ps. 95,726	Ps. 245,088
Intercompany revenue	8,427	26	8,453
External revenues	Ps. 140,935	Ps. 95,700	Ps. 236,635
Cost of goods sold	77,698	56,530	134,228
Gross profit	Ps. 71,665	Ps. 39,195	Ps. 110,860
Administrative expenses	9,500	3,320	12,820
Selling expenses	38,843	24,435	63,278
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	18,152	10,640	28,792
Depreciation and amortization	Ps. 6,788	Ps. 3,743	Ps. 10,531
Non-cash items other than depreciation and amortization	864	843	1,707
Equity in earnings of associated companies and joint ventures	Ps. 206	Ps. 9	Ps. 215
Total assets	168,011	105,509	273,520
Investments in associate companies and joint ventures	Ps. 7,963	Ps. 1,283	Ps. 9,246
Total liabilities	104,898	34,917	139,815
Capital expenditures, net (3)	13,415	7,981	21,396
(1) Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 136,193, Ps. 135,906 and Ps. 122,615 during the years ended December 31, 2025, 2024 and 2023, respectively. Domestic (Mexico only) total assets were Ps. 165,293, Ps. 159,498 and Ps. 146,253 as of December 31, 2025, 2024 and 2023, respectively. Domestic (Mexico only) total liabilities were Ps. 112,803, Ps. 109,855 and Ps. 98,652 as of December 31, 2025, 2024 and 2023, respectively.
(2) South America includes Brazil, Argentina, Colombia and Uruguay. South America revenues include Brazilian revenues of Ps. 82,436, Ps. 74,126 and Ps. 66,963 during the years ended December 31, 2025, 2024 and 2023, respectively. Brazilian total assets were Ps. 84,113, Ps. 83,899 and Ps. 77,513 as of December 31, 2025, 2024 and 2023, respectively. Brazilian total liabilities were Ps. 27,978, Ps. 26,629 and Ps. 26,571 as of December 31, 2025, 2024 and 2023, respectively. South America revenues also include Colombian revenues of Ps. 22,975 Ps. 20,995 and Ps. 17,680 during the years ended December 31, 2025, 2024 and 2023, respectively. Colombian total assets were Ps. 21,906, Ps. 19,835 and Ps. 17,753 as of December 31, 2025, 2024 and 2023, respectively. Colombian total liabilities were Ps. 7,278, Ps. 6,150 and Ps. 5,337 as of December 31, 2025, 2024 and 2023, respectively. South America revenues also include Argentine revenues of Ps. 11,009, Ps. 12,557 and Ps. 6,668 during the years ended December 31, 2025, 2024 and 2023, respectively. Argentine total assets were Ps. 8,084, Ps. 9,324 and Ps. 4,304 as of December 31, 2025, 2024 and 2023, respectively. Argentine total liabilities were Ps. 3,012, Ps. 3,677 and Ps. 1,456 as of December 31, 2025, 2024 and 2023, respectively. South America revenues also include Uruguay revenues of Ps. 5,685, Ps. 5,119 and Ps. 4,415 during the years ended on December 31, 2025, 2024 and 2023, respectively. Uruguay total assets were Ps. 7,481, Ps. 7,511 and Ps. 5,939 as of December 31, 2025, 2024 and 2023, respectively. Uruguay total liabilities were Ps. 2,069, Ps. 2,374 and Ps. 1,553, as of December 31, 2025, 2024 and 2023, respectively.
(3) Includes disposals of property, plant and equipment, intangible assets and other long-lived assets of 2025 is Ps. 294, 2024 Ps. 137 and 2023 Ps. 93

Note 26. Future Impact of Recently Issued Accounting Standards not yet in Effect
The Company has not applied the following standards, amendments and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements. The Company intends to adopt these standards, if applicable, when they become effective.

26.1 Presentation and Disclosure in Financial Statements - IFRS 18

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. The amendments are effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (“PFS”) and the notes.

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

The Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the consolidated financial statements. The initial expected material impacts on Company’s consolidated financial statements are, as follows:

Profit or loss

Foreign exchange differences will be classified consistently with the presentation of the transactions that give rise to such differences.
The Company has identified the following items will be classified into investing category:

•Share in the equity accounted investees, net of income taxes
•Impairment losses on equity investments

Likewise, the Company has preliminary determined that will need perform a further analysis on additional disclosures requirements regarding the aggregation of immaterial items label as “other” as the potential impact of the presentation of insurance expenses and recovery, both items are currently presented as part of other expenses and other income.

Balance sheet

The Company has preliminary concluded that no material changes are expected, however it will continue to analyze the new requirements, to assess if new items such as goodwill provides a useful structured summary or the current aggregation within intangible assets remains most useful.

Cash flows

The Company has preliminary conclude that there are no material changes related to amendments of IAS 7 Statement of cash flows as dividends paid and interest paid are currently presented as a financing activity and interest received and dividends received from Investments accounted for using the equity method are presented as an investing activity.

MPM

As of the day of these financial statements management is in the process of analyzing if the current management- defined performance measures (“MPM”) could be subject to the new disclosure requirements.

Early adoption is permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the Consolidated financial statements.

26.2 Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

•A clarification that a financial liability is derecognized on the “settlement date” and the introduction of an accounting policy choice (if specific conditions are met) to derecognized financial liabilities settled using an electronic payment system before the settlement date.
•Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (“ESG”) and similar features should be assessed.
•Clarifications on what constitute “non-recourse features” and what are the characteristics of contractually linked instruments.
•The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (“OCI”).

The Amendments are effective for annual periods starting on or after 1 January 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the Consolidated financial statements.

The Company is currently working in identifying all impacts the adoption of these standards will have on the consolidated financial statements and its related notes.

Note 27. Subsequent Events

On February 12, 2026, the Company completed the pricing of its bonds in the Mexican market for a total of Ps. 10,000. The transaction was completed through a dual-tranche format under the ticker symbols KOF26 and KOF26-2:

•Ps. 7,000 in fixed‑rate notes at 9.12% with a 10‑year maturity; and
•Ps. 3,000 of Funding TIIE + 0.38% with a 3-year term.

The transaction attracted broad participation from investment-grade investors, reaffirming KOF’s financial discipline and strong credit profile. The transaction received the highest national credit ratings: ‘mxAAA’ from S&P Global Ratings, S.A. de C.V., and ‘AAA.mx’ from Moody’s Local MX, S.A. de C.V., Institución Calificadora de Valores.